As confidentially submitted to the Securities and Exchange Commission on October 19, 2022.

This Amendment No. 5 to the draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

STUBHUB HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	7990	20-2082924
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

888 7th Avenue, Suite 302

New York, New York 10106

(888) 977-5364

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Eric H. Baker

StubHub Holdings, Inc.

888 7th Avenue, Suite 302

New York, New York 10106

(888) 977-5364

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael Benjamin Tad J. Freese Alison A. Haggerty Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200	Mark Streams General Counsel StubHub Holdings, Inc. 888 7th Avenue, Suite 302 New York, New York 10106 (888) 977-5364	Dave Peinsipp Kristin VanderPas Denny Won Cooley LLP 3 Embarcadero Center, 20th Floor San Francisco, California 94111 (415) 693-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Securities may not be sold until the preliminary prospectus filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                 , 2022.

            Shares

STUBHUB HOLDINGS, INC.

Class A Common Stock

This prospectus relates to the registration of the resale of up to                shares of our Class A common stock by our stockholders identified in this prospectus (the “Registered Stockholders”). Unlike an initial public offering, the resale by the Registered Stockholders is not being underwritten by any investment bank. The Registered Stockholders may, or may not, elect to sell their shares of Class A common stock covered by this prospectus, as and to the extent they may determine. Such sales, if any, will be made through brokerage transactions on the Nasdaq Capital Market at prevailing market prices. See “Plan of Distribution.” If the Registered Stockholders choose to sell their shares of Class A common stock, we will not receive any proceeds from the sale of shares of Class A common stock by the Registered Stockholders.

Upon the listing of our shares of Class A common stock, we will have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to                  votes per share and is convertible at any time, at the option of the holder, into one share of Class A common stock. Upon the listing of our shares of Class A common stock, all outstanding shares of our Class B common stock will be held by our founder and Chief Executive Officer, Eric Baker, and such shares will represent approximately     % of the voting power of our outstanding capital stock. As a result, Mr. Baker will have the ability to control the outcome of any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and stockholder amendments to our bylaws, and the approval of any merger or sale of substantially all of our assets. Any shares of Class B common stock must be converted into shares of Class A common stock prior to any sale of such shares covered hereby.

Upon completion of this offering, we will be a “controlled company” within the meaning of the corporate governance rules of Nasdaq.

No established public trading market for our Class A common stock currently exists. However, shares of our Class A common stock and Class C common stock have a limited history of trading in private transactions. Based on information available to us, the high and low sales price per share of our Class A common stock and Class C common stock for such private transactions during the year ended December 31, 2021 was $253.02 and $50.00, respectively, and during the period from January 1, 2022 through                     , 2022 was $                and $                , respectively. For more information, see “Sale Price History of our Capital Stock.” Recent purchase prices of our common stock in private transactions may have little or no relation to the opening public price of our shares of Class A common stock on the Nasdaq Capital Market or the subsequent trading price of our shares of Class A common stock on the Nasdaq Capital Market. Further, the listing of our Class A common stock on the Nasdaq Capital Market without underwriters is a novel method for commencing public trading in shares of our Class A common stock and, consequently, the trading volume and price per share of our Class A common stock may be more volatile than if shares of our Class A common stock were initially listed in connection with an underwritten initial public offering.

On the day that our shares of Class A common stock are initially listed on the Nasdaq Capital Market, the Nasdaq Stock Market LLC (“Nasdaq”) will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative Current Reference Price (as defined below) on the basis of such accepted orders. During a 10-minute “Display Only” period, market participants may enter quotes and orders in Class A common stock in Nasdaq’s systems and such information is disseminated, along with other indicative imbalance information, to                  and other market participants (including the other financial advisors) by Nasdaq on its NOII and BookViewer tools. Following the “Display Only” period, a “Pre-Launch” period begins, during which                 , in its capacity as our designated financial advisor to perform the functions under Nasdaq Rule 4120(c)(8), must notify Nasdaq that our shares are “ready to trade.” Once                  has notified Nasdaq that our shares of Class A common stock are ready to trade, Nasdaq will calculate the Current Reference Price for our shares of Class A common stock, in accordance with Nasdaq’s rules. If                  then approves proceeding at the Current Reference Price, Nasdaq will conduct price validation test in accordance with Nasdaq rules. As part of conducting its price validation checks, Nasdaq may consult with                  and other market participants (including the other financial advisors). Upon completion of such price validation checks, the applicable orders that have been entered will then be executed at such price and regular trading of our shares of Class A common stock on the Nasdaq Capital Market will commence. Under the Nasdaq’s rules, the “Current Reference Price” means: (i) the single price at which the maximum number of orders to buy or sell our shares of Class A common stock can be matched; (ii) if more than one price exists under clause (i), then the price that minimizes the number of our shares of Class A common stock for which orders cannot be matched; (iii) if more than one price exists under clause (ii), then the entered price (i.e. the specified price entered in an order by a customer to buy or sell) at which our shares of Class A common stock will remain unmatched (i.e. will not be bought or sold); and (iv) if more than one price exists under clause (iii), a price determined by Nasdaq after consultation with J.P. Morgan Securities LLC (“J.P. Morgan”), Goldman Sachs & Co. LLC (“Goldman Sachs & Co. LLC”), Citigroup Global Markets Inc. (“Citigroup”) and BofA Securities, Inc. (“BofA Securities”) in their capacity as financial advisors. J.P. Morgan, Goldman Sachs & Co. LLC, Citigroup and BofA Securities will exercise any consultation rights only to the extent that they may do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M (to the extent applicable), or applicable relief granted thereunder. The Registered Stockholders will not be involved in Nasdaq’s price-setting mechanism, including any decision to delay or proceed with trading, nor will they control or influence J.P. Morgan, Goldman Sachs & Co. LLC, Citigroup and BofA Securities in carrying out their roles as financial advisors.                  will determine when our shares of Class A common stock are ready to trade and approve proceeding at the Current Reference Price primarily based on consideration of volume, timing, and price. In particular,                  will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. For more information, see “Plan of Distribution.”

We intend to apply to list our Class A common stock on the Nasdaq Capital Market under the symbol “                .” We expect our Class A common stock to begin trading on or about                , 2022.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in shares of our Class A common stock involves risks. See “Risk Factors” beginning on page 21 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body or state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated                 , 2022.

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the SEC. Neither we nor any of the Registered Stockholders have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus we have prepared or that have been prepared on our behalf or to which we have referred you. Neither we nor any of the Registered Stockholders take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The Registered Stockholders are offering to sell and seeking offers to buy shares of their Class A common stock but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, financial condition and results of operations may have changed since such date.

For investors outside the United States: Neither we nor any of the Registered Stockholders have done anything that would permit the use or possession or distribution of this prospectus or any related free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock by the Registered Stockholders and the distribution of this prospectus outside the United States.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 that we filed with the SEC using a “shelf” registration or continuous offering process. Under this process, the Registered Stockholders may, from time to time, sell the Class A common stock covered by this prospectus in the manner described in “Plan of Distribution.” Additionally, we may provide a prospectus supplement to add information to, or update or change information contained in, this prospectus (except that any such additions, updates, or other changes to “Plan of Distribution” shall only be made pursuant to a post-effective amendment to the extent they are material). You may obtain this information without charge by following the instructions under “Where You Can Find Additional Information” appearing elsewhere in this prospectus. You should read this prospectus and any prospectus supplement before deciding to invest in our Class A common stock.

We were incorporated as Pugnacious Endeavors, Inc. in the State of Delaware on December 17, 2004 and launched operations as viagogo in 2006. On February 13, 2020, we acquired the StubHub business (“StubHub”) from eBay Inc. (“eBay”), and on September 8, 2021, we changed our name to StubHub Holdings, Inc. (“StubHub Holdings”). StubHub is currently operated through our wholly owned subsidiary StubHub, Inc., and today, StubHub Holdings is the combination of the viagogo and StubHub businesses.

As a wholly owned subsidiary of StubHub Holdings, the financial and operating results of StubHub are included in our consolidated financial results and other metrics from February 13, 2020. We refer to the historical financial and operating results of StubHub, a business of eBay, for the periods prior to February 13, 2020 as the historical financial and operating results of the “StubHub Legacy Business.” See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our History and Acquisition of StubHub” for additional information.

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “we,” “us,” “our,” the “Company,” “StubHub Holdings,” and similar terms refer to StubHub Holdings, Inc. and its consolidated subsidiaries, including without limitation, StubHub, Inc.

Except as otherwise indicated, the number of shares of Class A common stock and Class B common stock to be outstanding upon completion of this listing assumes:

•

the amendment of our amended and restated certificate of incorporation on                     , 2022 to provide for the reclassification of                 shares of Class C common stock outstanding as of                     , 2022 into an equal number of shares of Class A common stock (the “Reclassification”);

•

the automatic conversion of 32,892 shares outstanding as of                     , 2022 of Series J redeemable preferred stock and 20,000 shares outstanding of Series I redeemable preferred stock as of                     , 2022 into an aggregate of                 shares of our Class A common stock, which will occur in connection with the listing of our common stock on a principal U.S. national or regional securities exchange (a “Qualified IPO”) (the “Existing Preferred Stock Conversion”);

•

the issuance of                  shares of our Class A common stock subject to restricted stock units (“RSUs”) outstanding as of                     , 2022, for which the time-based vesting condition was satisfied as of                     , 2022, and for which the performance-based vesting condition will be satisfied upon the listing of our Class A common stock on the Nasdaq Capital Market, pursuant to our 2012 Restricted Stock Unit Plan (the “RSU Plan”) (the “RSU Settlement”);

•	the exclusion of:

•

                shares of Class A common stock issuable upon exercise of stock options outstanding as of                     , 2022, with a weighted average exercise price of $            per share, pursuant to our 2015 Stock Option Plan (the “2015 Plan”);

•

                 shares of Class A common stock issuable upon settlement of RSUs, outstanding as of                     , 2022, for which the time-based and liquidity-based vesting conditions had not been satisfied as of such date, pursuant to our RSU Plan;

•

                 shares of Class A common stock reserved for issuance under our 2022 Omnibus Incentive Award Plan (the “2022 Plan”), which will become effective on the day prior to the first public trading date of our Class A common stock, as well as any future increases in the number of shares of Class A common stock reserved for issuance under the 2022 Plan; and

•

                shares of Class A common stock reserved for issuance under our 2022 Employee Stock Purchase Plan (the “ESPP”), which will become effective on the day prior to the first public trading date of our Class A common stock, as well as any future increases in the number of shares of Class A common stock reserved for issuance under the ESPP;

•	no exercise of the outstanding stock options or settlement of RSUs, described above subsequent to , 2022; and

•	the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, each of which will occur prior to our listing.

As of                     , 2022, we had a total of                shares of Class A common stock and                  shares of Class B common stock outstanding. In addition, as of                     , 2022, we had an aggregate of                  shares of redeemable preferred stock outstanding. Shares of redeemable preferred stock are not convertible into shares of our common stock. See “Description of Capital Stock—Redeemable Preferred Stock” for additional information.

Following the listing of our Class A common stock on the Nasdaq Capital Market,                 shares of our Class A common stock may be immediately sold either (i) by the Registered Stockholders pursuant to this prospectus or (ii) by our other existing stockholders under Rule 144 of the Securities Act. See also “Shares Eligible For Future Sale.”

Certain amounts, percentages and other figures presented in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals, dollars or percentage amounts of changes may not represent the arithmetic summation or calculation of the figures that precede them.

PROSPECTUS SUMMARY

This summary highlights select information that is presented in greater detail elsewhere in this prospectus and does not contain all the information you should consider before making an investment decision. You should read the entire prospectus carefully, including the sections titled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the historical consolidated financial statements and related notes of StubHub Holdings, Inc. and the historical combined financial statements and related notes of the StubHub Legacy Business, in each case, included elsewhere in this prospectus before making an investment decision.

A New Category

It was the spring of 1999 and Eric Baker had a very specific problem. He needed two tickets to see The Lion King on Broadway and the show was sold-out. The box office was a dead end and he had no idea who to call for help. Should he just canvass the streets around Times Square and hope to find someone with a “tickets for sale” sign? With no clear answers, he found himself at the mercy of an opaque market. The specific problem was not singular, but rather a gateway to a series of obstacles. Who had tickets to sell? Would those tickets be genuine, or would he be turned away and embarrassed at the entrance? Would they be good seats? He didn’t have a seat map for the theater. Was he getting good value? What other options were out there? There was no price or inventory transparency. And was it really a good idea to pull out a few hundred dollars in cash on a dark street in the middle of midtown Manhattan?

At the time, the first wave of the Internet was transforming commerce. He could easily search the Internet and buy many things online—from books to beanie babies. But no marketplace existed for event tickets—there was no way to gain access to live events in a safe, liquid and transparent online marketplace.

So Eric set out to solve this problem. In 2000, while a student at Stanford Business School, he founded StubHub with the goal of democratizing access to any event, from a play to a football game to a concert. He set out to fix universal pain points around search, selection, transparency, ease and trust. And in aggregating the demand for live event tickets, StubHub also empowered all types of sellers to thrive. StubHub quickly became the de facto destination to buy and sell tickets to live events. In January 2007, StubHub was acquired by eBay.

After leaving StubHub in 2005, Eric decided to take some time off and travel the world. He arrived in London with a desire to attend his first Premier League soccer match. He soon found himself facing a familiar problem, which was that StubHub, or any close approximation, didn’t exist internationally. Eric founded viagogo in 2006 with two objectives. First, to bring the same transformative experience that StubHub unlocked in the United States to an international audience. Second, to build the business on a global-first technology platform that could scale seamlessly across borders and currencies. viagogo would bring a more innovative and data-centric approach to the industry at large and pioneer relationships with global content owners, such as European soccer clubs.

In February 2020, viagogo acquired StubHub from eBay, bringing together the two businesses Eric founded. The combination of StubHub and viagogo creates a category-defining platform with global scale and selection for fans. Whether the opera in Vienna, a concert in Los Angeles, a soccer match in Germany or a sumo wrestling match in Japan, fans now have the ability to access live events anywhere in the world through a single marketplace, in any language and in any currency. And as live events are increasingly global, artists, teams and leagues are able to reach larger fan bases outside of their home countries.

Eric has spent the last two decades creating a new category, evolving a traditionally opaque and offline market into a transparent and digital marketplace. Yet we are still in the early days of achieving our vision of democratizing access to all live events globally. We are on a mission to create a future where all live events are available on our marketplace and tickets are priced efficiently, leading to a world where there is a fan in every seat, and the entire live events ecosystem thrives.

Our Business Today

Our business today is the combination of viagogo and StubHub. We believe we operate the largest global marketplace where fans can buy and sell tickets to live events.1

Our marketplace is built for fans. We believe that everyone is a fan, whether of sports, music, theater, comedy or other genres that shape and define our culture. Our fans can be ticket buyers looking for tickets to a sold-out show or ticket sellers looking to sell, including individual fans who may be reselling their tickets following a change of plans, season ticket holders that cannot attend every event, or individuals and businesses that purchase tickets with an intent to resell, which we refer to as professional resellers. Buyers of tickets on our marketplace are able to access events anywhere in the world, on-demand and in their local language and currency. Sellers of tickets on our marketplace are able to utilize our wealth of data and scaled distribution to reach a passionate base of buyers with dynamic, intelligent pricing, thereby maximizing their revenue. We manage services for our fans from end-to-end including marketing, payment, fulfillment and customer support for all tickets sold on our marketplace. As a result, buyers can purchase tickets safely and securely, knowing their ticket will be authentic and arrive in time for the event, and sellers can list their inventory with the confidence that they will be compensated for their tickets.

To enable our marketplace and better serve fans, we have built a platform that combines data, global distribution and end-to-end technology. This combination creates a flywheel effect that drives the growth and liquidity of our global marketplace. Our flywheel begins with data, which allows us to optimize marketing spend by targeting the right fans and matching them with the right events. As fans become buyers, we attract more sellers looking to reach them. With more sellers, we are able to offer buyers a wider selection of live events. Scale accelerates the growth and liquidity of our global marketplace, as more buyers and sellers drive broader distribution, higher transaction volume and deeper data intelligence. We believe our platform provides us with a strategic position in the live events ecosystem.

StubHub and viagogo have enabled the buying and selling of tickets on a global scale and benefit from over 35 combined years of operating history and category leadership. Fans have purchased more than 370 million tickets through StubHub and viagogo since inception. Over the last 20 years, StubHub has invested over $1 billion in sales and marketing to create a durable brand. Today, StubHub enjoys an aided brand awareness of 75% in the United States according to the July 2021 StubHub Brand Study by CoLab Group that we commissioned (the “StubHub Brand Study”), making StubHub synonymous with live events and positioning our marketplace as the destination for fans.

As consumers increasingly value experiences over material possessions, spending on experiences, such as live events, as a percentage of their discretionary expenditure has increased over time. Live events are sources of fun, community and social connection. They bring together family, friends and fans across all walks of life with shared passion and amplify emotional bonds through collective experience. As both secular and recent trends accelerate demand for live events, there is a massive opportunity for our global marketplace to broaden the reach and availability of live events for fans, thereby enabling the live events ecosystem to thrive.

[1]

Based on various financial metrics, including gross merchandise sales (“GMS,” compared against similar competitor metrics such as gross transaction value and gross order value) and revenue in secondary transactions, as reported in public regulatory filings of our largest competitors and equity research reports for 2019.

viagogo grew consistently over the decade leading up to our acquisition of StubHub in February 2020 (the “StubHub Acquisition”). In 2019, on a combined basis, over 11 million buyers from over 200 countries and territories purchased over 38 million tickets provided by more than 1 million sellers on our marketplace. In early 2020, the COVID-19 pandemic disrupted live events across the world and our business was impacted significantly as governments implemented stay-at-home orders and sports leagues, artists, theaters and venues either suspended live events or greatly reduced fan attendance. As a result, in 2020, on a combined basis, approximately 2 million buyers from over 180 countries and territories purchased approximately 6 million tickets provided by approximately 0.3 million sellers on our marketplace. In 2021, approximately 5 million buyers from over 180 countries and territories purchased approximately 17 million tickets provided by approximately 0.8 million sellers on our marketplace. Throughout the pandemic, we focused on positioning our business for a return of large scale, full capacity events, and many of these events are now returning. We expect that the live events category will continue to rebound as economies reopen and fans everywhere eagerly return to live events. Moreover, the global pandemic has highlighted the irreplaceable role that collective experiences play in fostering human connection, which we believe will accelerate and solidify the draw of, and demand for, live events in the years to come.

With advantages in data, global distribution and end-to-end technology combined with a category-defining brand, we believe our business is poised to resume growth and increase profitability and free cash flow as the world begins to live life “live” again.

Industry Trends in Our Favor

Consumers Are Prioritizing Experiences and Live Events

Consumers are increasingly prioritizing experiences and live events over material possessions and other forms of entertainment. In developing markets, consumer incomes are on the rise and free time is increasing. In addition, material goods have become cheaper and more globally available while live events remain one-of-a-kind. We believe these trends in spending and free time are applicable across generations, leading to broad support and increasing secular demand for live events. Older generations with more savings and free time are seeking out the nostalgia of live events and festivals. Younger generations are also spending less on big ticket items like a home or a car and more on experiences like travel or music festivals than previous generations, which is likely to further propel our opportunity as they become a larger portion of the population.

Live Events Are Critical Sources of Income and Fan Engagement to the Entertainment Industry

Live events are critical to the entertainment industry and are a key driver of fan engagement and revenue. In music, top artists and regular musicians alike earn the majority of their music-related income from live performances. In sports, live events represent a significant source of revenue through ticket sales, concessions, merchandise and sponsorships. Additionally live events galvanize sports fan bases and at-home viewership, fostering a community and a game-day atmosphere that drives core broadcasting demand.

The COVID-19 Pandemic Has Created Significant Pent Up Demand for Live Events and Elevated Savings Rates

The global COVID-19 pandemic has had a disproportionate impact on the live events category with numerous cancellations and postponements. After a prolonged period of isolation and social distancing, consumers have built up a strong desire for live, in-person events. At the same time, economic conditions and government stimulus in response to the COVID-19 pandemic have led to a surge in consumer savings. This has created an attractive industry dynamic of buyers yearning for live events while concurrently enjoying greater-than-normal savings at their disposal.

Thus, it is not surprising that we have already observed signs of resurgence in sporting events, theater and concerts driven in part by pent-up demand.

The Need for a Global Marketplace

Increased connectivity through social media, more accessible travel and globalization has created global fan bases of buyers seeking events all over the world and frequently outside of their home country. This trend in increasing cross border transactions is particularly pronounced for larger events such as championships, marquee events and world concert tours where buyers often travel great distances to attend once-a-year spectacles. As a result, the need for a global marketplace acting as a single source for live events anywhere is more important than ever.

The Largest Global Marketplace for Tickets to Live Events

We believe we operate the largest global marketplace where fans can buy and sell tickets to live events, based on various financial metrics, including GMS (compared against similar competitor metrics such as gross transaction value and gross order value) and revenue in secondary transactions. We offer buyers ubiquitous access to “never sold-out” events anywhere in the world in their local language and currency. We use our wealth of data and scaled distribution to enable sellers to reach our passionate base of buyers with dynamic, intelligent pricing, thereby maximizing their revenue. Through our marketplace, we are transforming the way fans access and enjoy live events that were previously inaccessible, undiscovered, sold-out or mispriced.

To enable our marketplace and better serve fans, we have built a platform that combines data, global distribution and end-to-end technology. We benefit from the complementary strengths of two predecessor companies that together create our category-defining global marketplace and platform. The foundation of our platform is our technical capabilities developed over the last 15 years at viagogo and purpose-built for live events. On February 13, 2020, viagogo acquired StubHub, extending and enhancing our platform with over 20 years of operating history and transaction data, a large fan base and live events catalogue and an established, category-defining brand for live events in the United States.

Data: Data Intelligence to Optimize Outcomes for Buyers and Sellers

Our leading scale, customer engagement and operating history provides us with valuable data intelligence that we use to optimize outcomes for buyers and sellers. As a category pioneer with over 35 combined years of operating history across StubHub and viagogo, we believe we have amassed a significant data advantage. Our leading scale today generates continuous insights that further our data advantage. We leverage our data advantage to understand where fans have demand and inform our customer acquisition, pricing recommendation algorithms and product strategy, which continuously improves the value we provide to buyers and sellers.

Distribution: Global Distribution Anywhere There Is Demand for Live Events

With the largest two-sided global network of buyers and sellers in the live events industry, our platform is designed to offer broad, global distribution anywhere there is demand for live events. Our global presence is based on StubHub’s leadership position among fans in the United States and viagogo’s leadership position among fans internationally. Combined, buyers from over 180 countries and territories were able to access a broad catalogue of live events in over 70 countries and territories, and sellers of tickets on our marketplace are able to reach larger, global audiences to drive higher revenue and attendance in 2021. We have developed a proficiency in customer acquisition and cultivating purchase intent that will be further enhanced by combining the StubHub brand with our performance marketing expertise honed over a decade at viagogo. As a result, we believe we have created leading distribution capabilities.

Technology: End-to-End Functionality Capable of Handling All Types of Events

Our technology is purpose-built for live events and is designed to offer a superior product experience that addresses the spectrum of needs for buyers and sellers. Our technology is built to handle events regardless of their size, location, category or venue and includes end-to-end workflows and services that streamline the purchase and sale experience for buyers and sellers. Our technology is built to operate globally and at scale, leveraging centralized technology and operations to reach buyers in over 180 countries and territories and give them access to a broad catalogue of live events in over 70 countries and territories while supporting 40 languages and accepting payments in 38 currencies in 2021. Scalability and operational excellence are in our DNA, as viagogo was founded as a multi-lingual, multi-currency platform designed to be a global business and has over a decade of experience operating globally. We believe this allows us to successfully manage the inherent complexity of highly fragmented, localized supply and global demand.

Platform Capabilities Enhanced by the StubHub Brand

Our platform capabilities are further enhanced by the strength of the StubHub brand in the United States, which was built over the last 20 years to become one of the category-defining live events brands in the United States today. Buyers trust the StubHub brand to guide them to events they otherwise would not have found on their own with confidence and know that they are transacting in a trusted environment, and sellers benefit from the StubHub brand to reach more buyers. The strength of the StubHub brand also drives customer loyalty and organic bookings. In 2019, the most recent fiscal year prior to the StubHub Acquisition, the StubHub platform generated 71% of GMS, which represents the total dollar value paid by buyers in a transaction facilitated on the platform, through unpaid channels. In 2020, on a combined basis, we generated 73% of GMS through unpaid channels. In 2021, we generated 69% of GMS through unpaid channels. We believe this reflects our ability to leverage the StubHub brand to attract buyers through unpaid channels following the StubHub Acquisition. In connection with our acquisition of StubHub, we have agreed to certain restrictions on the use of the StubHub brand outside of the United States and Canada. See “Business—StubHub Acquisition and U.K. Competition and Markets Authority Final Report” for additional information.

Our Mutually Reinforcing Flywheel

The combination of our data, global distribution and end-to-end technology enhanced by a category-defining brand creates mutually reinforcing flywheel effects that increase the growth and liquidity of our global marketplace.

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Growth flywheel. We leverage our brand affinity and marketing expertise to attract fans to our marketplace through organic and paid channels. The more fans we attract and convert to buyers on our marketplace, the more engagement and purchase intent data we have, which allows to better optimize marketing spend and the fan experience to attract and convert more fans. More buyers subsequently generate more transaction volume. As this cycle continues, traffic and return on marketing investment increases.

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Liquidity flywheel. More transaction volume from our growth flywheel draws more seller inventory and selection to our marketplace. More sellers and a broader selection of inventory attract more buyers, which in turn leads to more sellers and a greater selection of inventory. As we attract more buyers and sellers, we increase the reach and data intelligence of our platform and the transaction volume and liquidity of our marketplace increases.

Our entire platform benefits from our growth and liquidity flywheel effects as more buyers and sellers enhance our data, distribution, technology and brand, allowing us to better serve fans globally. Our data intelligence benefits from greater buyer and seller engagement and higher transaction volume as we are able to generate increasingly valuable insights that support our marketing strategy, pricing recommendation algorithms and product strategy. As a result, we have been able to create a business model that generates strong returns with scale.

Our Value Propositions to Our Fans

We invest in and build our marketplace and platform with fans in mind. Their experience serves as a key catalyst to our success.

Our Buyers

The foundation of our success is our ability to offer buyers an experience built on trust, transparency, security, support and ubiquitous access to “never sold-out” events of all types, regardless of their size, location or venue.

Why Buyers Choose Our Marketplace

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Leading global selection. We offer access to a broad catalogue of live events in over 70 countries and territories. In addition to accessing a diverse variety of live events, buyers are able to compare a wide selection of seat locations across a range of price points, many of which are below face value.

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Never sold-out. Whether buyers are looking to purchase tickets months in advance or minutes before an event, they can access the events they are most passionate about with the flexibility to make a purchase when they know their schedule. For buyers, this creates the experience of an event never being sold-out, even if all tickets have been purchased, as tickets are constantly bought and sold on our liquid marketplace.

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Superior product experience. We offer buyers a frictionless experience from event discovery to ticket purchase to attending the event. Our easy-to-use applications are accessible on any device, support 40 languages and include features such as price comparisons, detailed seat maps and views, secure global payments in 38 currencies, ticket transfers and mobile tickets, among others.

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Security and trust. Every transaction on our marketplace is safeguarded by the highest standards of security and trust that start with secure payment and ticket delivery and extend to the buyer’s experience on event day. We believe that live events represent once-in-a-lifetime experiences, and therefore should any issue with the ticket arise, we have support teams that play a critical role in helping find substitute tickets to ensure a buyer can attend the event.

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Customer support. Our customer support teams are designed to service a global base of buyers. Our support teams are present in all time zones to ensure they can help our buyers with any issues on a 24/7 basis.

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Ability to resell. Our marketplace provides liquidity for buyers to make purchases with confidence. Buyers can purchase tickets with the understanding that they can relist them should they have a conflict arise or a change of heart.

Our Sellers

We connect sellers to our passionate and loyal buyers wherever demand for live events exists. Our diverse and global base of sellers ranges from individuals, who may be looking to sell a single ticket after having a change of plans or may be season ticket holders who can’t make every home game, to sellers who are looking to list larger quantities.

Why Sellers Choose Our Marketplace

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Broad reach. We believe our global marketplace is the only way for any seller to reach fans anywhere in the world, in their language and in their currency. Our scaled presence and global footprint attract a diverse and passionate base of buyers across sports, music, theater, comedy and other event categories, allowing our sellers to connect with their target audience.

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Turnkey marketing and merchandising. We make it easy for sellers to create a listing, set the price, and merchandise their inventory. Once an inventory listing is active, we automatically market it to buyers.

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End-to-end support. All sellers have to do is list a ticket, and we manage the rest. We handle all interactions with buyers on each seller’s behalf, from payment through delivery. We interface with buyers on payment collection and verification, customer service and any issues that may arise after the ticket is sold.

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Tools and data. Our pricing tools are designed to help sellers leverage our proprietary dataset of real-time demand data and historical pricing trends. This enables sellers to intelligently set ticket prices and optimizes the process of matching their inventory with the most passionate buyers.

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Security and trust. Our platform gives sellers confidence that they will receive payment for each ticket they sell. Sellers of tickets on our marketplace are able to collect payment through a trusted intermediary that serves as a single point of contact. Our technology automatically verifies buyers, payment methods, upfront collection of payment and subsequent settlement with the seller. Our seller support team is available 24/7.

•	Scalability and flexibility. We make our technology available to sellers of all sizes and from all geographies, down to season ticket holders and individuals selling a single event ticket.

Our Competitive Strengths

Our Global Footprint and Scale

Our global presence is based on StubHub’s reach among fans in the United States and viagogo’s reach among fans internationally. In 2021, buyers from over 180 countries and territories were able to access a broad catalogue of live events in over 70 countries and territories in 40 languages and make payments in 38 currencies, and sellers were able to reach larger, global audiences to drive more sales. In a world where events are increasingly global and cross-border, this global brand footprint allows us to provide liquidity to meet the needs of buyers and sellers.

Our Leading StubHub Brand

We operate the StubHub brand in North America, which has been built over the last two decades to become one of the category-defining live events brands in the United States today. Over the last 20 years, StubHub has invested over $1 billion in sales and marketing to create a durable brand. According to the StubHub Brand Study, StubHub enjoys an aided brand awareness of 75% in the United States, making StubHub synonymous with live events and positioning our marketplace as the de facto destination for fans to buy and sell tickets to live events. The strength of the StubHub brand attracts buyers and sellers organically and drives loyalty and repeat engagement with our marketplace. In 2019, the most recent fiscal year prior to the StubHub Acquisition, the StubHub platform generated 71% of GMS through unpaid channels. In 2020, on a combined basis, we generated 73% of GMS through unpaid channels. In 2021, we generated 69% of GMS through unpaid channels. We believe this reflects our ability to leverage the StubHub brand to attract buyers through unpaid channels following the StubHub Acquisition.

Our Data Advantage

We believe our combined platform includes one of the most comprehensive proprietary datasets of live event information in the industry, developed through more than 35 years of combined experience and marketing efforts across the StubHub and viagogo businesses and our position as what we believe to be the largest global marketplace for live events based on GMS.* Our ability to utilize this data allows us to better match buyers and sellers, convert potential buyers at a higher rate and generate more leads for sellers on a global scale. Our data also allows us to optimize our marketing spend, enhance discovery, promote repeat purchasing behavior and provide personalization to our buyers. Our global scale and platform capabilities furthers our data advantage, providing cross border insights that allow us to better match buyers and sellers around the world.

*

Based on various financial metrics, including GMS (compared against similar competitor metrics such as gross transaction value and gross order value) and revenue in secondary transactions, as reported in public regulatory filings of our largest competitors and equity research reports for 2019.

Our Leading Combination of Brand and Performance Marketing

Our leading StubHub brand (as evidenced by the StubHub Brand Study) combined with performance marketing expertise built over a decade at viagogo provides us with a multi-faceted customer acquisition strategy that can deliver superior marketing efficiency and growth. The strength of the StubHub brand in the United States drives significant organic traffic to our platform. We complement our organic traffic with high return-on-investment marketing strategies developed over a decade at viagogo that are designed to drive high intent fans to our marketplace, and we leverage valuable data from our platform to support these strategies. The combined approach of our performance marketing strategy with our leading brand provides us with robust user acquisition and seller distribution capabilities.

Our Leading Technology and Buyer and Seller Products

Our suite of products and services streamline the purchase and sale experience for buyers and sellers. Our technology was built for events regardless of their size, geographic location or venue. Our technology allows us to facilitate cross-border payments and our centralized customer support centers provide support in multiple languages. Through our centralized technology and operations, we have solved a complex problem: the ability to operate across different countries, currencies and languages, without the need for local operations.

Our Track Record of Innovation

Our success in revolutionizing the fan experience and access to live events is based on our relentless focus and commitment to continued innovation. We have pioneered multiple industry firsts designed to create a frictionless, trusted experience on our marketplace and innovate the buyer and seller experience. For example, StubHub was the first to forge a secondary ticketing partnership with a major sports league in the United States when it signed a partnership with MLB, and was the first to sign secondary ticketing partnerships with teams in the NBA, NHL, NFL and NCAA. StubHub was also the first ticketing marketplace to introduce e-delivery with barcodes, a mobile ticketing app for fans and interactive seats maps on mobile. Internationally, viagogo was the first to sign secondary ticketing partnerships with teams in major European sports leagues. viagogo was also the first to become a secondary ticketing partner for a global world concert tour.

Our Founder-Led Management Team with Track Record of Delivering Operational Excellence

Our team is led by our visionary founder Eric Baker, who pioneered our category in the United States when he founded StubHub in 2000 and internationally when he founded viagogo in 2006. With StubHub and viagogo, he now has built multiple businesses with leading market positions and created value for stockholders. Our leadership team includes executives who have spent over a decade together building and scaling viagogo and brings significant industry experience to now integrate viagogo and StubHub.

Our Growth Strategies

Grow Our Global Base of Buyers

We intend to grow our global base of buyers by continuing to invest in user acquisition and geographic depth and reach. In 2019, on a combined basis, over 11 million buyers purchased tickets on our marketplace. The number of transactions on our marketplace decreased significantly in 2020 due to the impact of the COVID-19 pandemic. As a result, approximately 2 million buyers purchased tickets on our marketplace in 2020 on a combined basis. In 2021, approximately 5 million buyers purchased tickets on our marketplace. We believe fans’ nearly universal demand for live events means there is still a significant number of potential buyers where our marketplace currently offers tickets to live events. We plan to broaden our global network in the regions where we already have a strong buyer presence such as the United States, Europe and Australia, as well as to expand into countries where our penetration is lower, such as Japan.

Grow Our Global Base of Sellers and Unlock More Inventory

To continue engaging a broad buyer base, we intend to grow our global base of sellers and the breadth and depth of ticket inventory they provide. We have experienced success in serving and attracting sellers, and in 2019, on a combined basis, over 1 million sellers sold tickets on our marketplace. The number of transactions on our marketplace decreased significantly in 2020 due to the impact of the COVID-19 pandemic. As a result, approximately 0.3 million sellers sold tickets on our marketplace in 2020 on a combined basis. In 2021, approximately 0.8 million sellers sold tickets on our marketplace. We believe significant opportunity remains to reach far more sellers across categories and geographies. Even in regions such as the United States where we already have strong seller coverage, we see far more opportunity to continue bringing more sellers onto our platform. For example, a 2018 analysis by The Wall Street Journal showed that for college football games in the United States, approximately 29% of tickets sold or given away were ultimately not scanned at the gate, or went unused by fans who held the tickets. We believe this example of unused tickets in just one category and geography underscores the global opportunity to allow more sellers to access our marketplace and match fans with existing ticketholders so that tickets don’t go unused.

Continue Extending our Technology and Products for Buyers and Sellers

Our technology is built to support innovation and we have a track record of launching new products and services for buyers and sellers. We see an opportunity to continue developing innovative products for buyers in order to enhance event discovery and personalization and drive demand creation by converting more fans to buyers and increasing their transaction frequency. Additionally, we plan to create additional seller products and tools to continue making it easy for sellers to list and sell their tickets on our marketplace.

Expand Seller Services

We plan to continue innovating and offering more services to our sellers to enable their success. Our sellers include individual fans who may be reselling their tickets for situation-specific reasons (e.g., as a result of a change of plans), season ticket holders that cannot attend every event, and individuals or businesses that purchase tickets with an intent to resell, which we refer to as professional resellers. We see an opportunity to provide new services, including services to professional resellers, such as more advanced analytics that will enable professional resellers to better manage their inventory. As we provide more services like these to our sellers we expect to not only increase liquidity on our marketplace but also create new revenue opportunities for us through more volume and revenue streams.

Expand into Direct Issuance

We believe our strategic position in the live events ecosystem positions us to expand our strategic focus to direct issuers, namely the teams, leagues, artists and venues that are responsible for issuing tickets during the initial sale. Narrow distribution, limited data access, static pricing and limited marketing capabilities traditionally make it difficult for direct issuers to identify and reach the most passionate buyers, leading to sub-optimal pricing, unsold inventory and underutilized packaging and bundling of tickets. According to a 2017 article from Billboard, unsold tickets to concerts account for an “estimated 40-50 percent of industry inventory.” We believe this example underscores the untapped opportunity to help direct issuers manage their perishable inventory using our marketplace. In particular we plan to leverage our data, distribution and technology to provide direct issuers with global distribution and dynamic pricing to maximize their revenue and minimize their unsold inventory.

Expand into Additional Live Event and Experience Categories

While our platform was built to handle large experiences across sports, music and performing arts, it is extensible across events and experiences regardless of their size, geographic location or venue. We believe our strategic position in the live events ecosystem positions us to work with sellers of other live experiences. For example, expanding our offering into tickets for museums, attractions, tours, movies and other experiences is a logical next step for our platform. We believe that our data, global distribution and end-to-end technology will enable us to address more types of experiences.

Expand into Adjacent Market Opportunities Across the Live Events Ecosystem

We believe our relationship with fans globally positions us to address the entire journey of attending an event, before, during and after. For example, we believe we are well-positioned to leverage our platform to enhance discovery, marketing and promotion of live events. We are also well-positioned to facilitate fan engagement around and adjacent to live events such as direct-to-consumer merchandise and sports betting, as well as new seller promotional offerings such as non-fungible tokens (“NFTs”) that may take the form of limited-edition digital art, video or other collectibles or souvenirs pertaining to live events. For example, the NFL recently ran a promotion in which it created and distributed NFTs to certain purchasers of NFL game tickets, including tickets sold through our platform. These NFTs were distributed to attendees by the NFL after the game as sports memorabilia, and were unique to the game and/or seat purchased. Expanding into adjacencies and addressing more of the fan journey will allow us to further monetize our fan relationships while increasing their enjoyment of live events.

Develop Strategic Partnerships and Evaluate Potential Acquisitions

We plan to continue evaluating and pursuing growth through partnerships and acquisitions. Potential partners could include content owners, venue operators or teams and leagues. Where appropriate, we may also make selective acquisitions of businesses that accelerate our vision of offering every type of event globally on our marketplace. These acquisitions may include businesses in geographies or categories that add breadth of events to our marketplace, as well as complementary product capabilities that we can integrate into our existing product offerings to better engage buyers and enable seller success.

Our Market Opportunity

We have a significant market opportunity to address the live events and experiences ecosystem. We view our opportunity in terms of a serviceable addressable market (“SAM”), which we believe we address today, and a total addressable market (“TAM”), which we believe we can address over the medium and long term. These numbers correspond to the amount buyers would spend on our marketplace, or GMS.

We estimate our SAM today to be approximately $115 billion, which represents the total global spend on tickets for live events in our core categories of sports, music and performing arts.

Our platform is built to handle events regardless of their size, geographic location or venue. We believe our strategic position in the live events ecosystem positions us to address other categories of ticketing.

We estimate our TAM to be approximately $543 billion, which includes: (1) our existing SAM of approximately $115 billion, (2) the global market for tours, attractions, movies and Esports, which we estimate to be approximately $347 billion based on management’s estimates supported by third-party data, and (3) the global market for gaming, gambling, sports and music merchandising and event-day concessions, which we estimate to be approximately $81 billion based on management’s estimates supported by third-party data.

We have estimated our SAM and TAM using data for 2019 to account for the impact of the COVID-19 pandemic on the live event and experience market, which we believe is temporary in nature. While the timing and trajectory of the return of large-scale live events remains unpredictable, we believe estimates made prior to the COVID-19 pandemic provide a reasonable basis for the estimate of our market opportunity. Based on early signs of recovery that we observed in 2021, we believe that fans will be ready to return to live events as effective vaccines or other treatments continue to be introduced and widely adopted and restrictions on live events are further lessened or lifted. In addition, we believe our market opportunity will grow over time as consumers continue prioritizing experiences and live events. See “Business—Our Market Opportunity” for additional information.

Summary Risk Factors

Our business is subject to a number of risks and uncertainties, as more fully described in the section titled “Risk Factors.” These risks could materially and adversely impact our business, financial condition and results of operations, which could cause the trading price of our Class A common stock to decline and could result in a loss of all or part of your investment. Additional risks, beyond those summarized below or discussed elsewhere in this prospectus, may apply to our business, activities or operations as currently conducted or as we may conduct them in the future or in the markets in which we operate or may in the future operate. Some of these risks include:

•	The global COVID-19 pandemic has had, and is likely to continue to have, a material adverse impact on our business, financial condition, results of operations and cash flows.

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Our business depends on the continued occurrence of large-scale sports, concerts, theater and other live events, and any decrease in the number of such events or restrictions imposed on such events may result in decreased demand for our services.

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Our business depends on consumers’ willingness to attend sports, concerts, theater and other live events, and economic and other factors adversely affecting such events could have a material and adverse effect on our business, financial condition and results of operations.

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Our business depends on our ability to attract and retain buyers and sellers, and any adverse changes in these relationships could adversely affect our business, financial condition and results of operations.

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Changes in internet search engine algorithms and dynamics, or any limitation or discontinuation of support by such search engines for our paid search results, could have an adverse impact on traffic for our sites and ultimately, our business, financial condition and results of operations.

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We rely on third-party platforms to distribute our applications, and any change in our relationship with those platform providers could adversely impact our business, results of operations and financial condition.

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We face intense competition in the ticket resale industry, and we may not be able to maintain or increase our current revenue, which could adversely affect our business, financial condition and results of operations.

•	If we do not continue to maintain and improve our marketplace or develop successful new solutions and enhancements or improve existing ones, our business will suffer.

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The reputation and brand of our marketplace is important to our success, and if we are not able to maintain and enhance our brand, our business, financial condition and results of operations may be adversely affected.

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We may be unable to effectively integrate the StubHub and viagogo business operations, and we may ultimately fail to produce the revenue, earnings and business synergies that we anticipate with the acquisition of StubHub.

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Cybersecurity risks, data loss or other breaches of our network security could materially harm our business and results of operations, and the processing, storage, use and disclosure of personal data or sensitive information could give rise to liabilities and additional costs as a result of governmental regulation, contract disputes, litigation and conflicting legal requirements relating to personal privacy rights and security of sensitive information.

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We are subject to extensive governmental regulations, including with respect to privacy laws and protection of personal data or sensitive information, and our failure to comply with these regulations could adversely affect our business, financial condition and results of operations.

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We operate in international markets and are subject to risks associated with the legislative, judicial, accounting, regulatory, political and economic conditions specific to such markets, which could adversely affect our business, financial condition and results of operations.

•	eBay may fail to perform certain transitional services or we may fail to have necessary systems and services in place when the transition services agreement expires.

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We have identified material weaknesses in our internal control over financial reporting. If we experience material weaknesses in the future or otherwise fail to implement and maintain effective internal controls, we may not be able to accurately report our financial condition or results of operations which may adversely affect investor confidence in us and, as a result, the value of our Class A common stock.

•	Our listing differs significantly from an underwritten initial public offering.

•	We are controlled by our founder and CEO, whose interests in our business may be different than yours.

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We are exempt from certain corporate governance requirements since we are a “controlled company” within the meaning of Nasdaq rules, and as a result our stockholders do not have the protections afforded by these corporate governance requirements.

Corporate Information

We were incorporated as Pugnacious Endeavors, Inc. in the State of Delaware on December 17, 2004 and launched operations as viagogo in 2006. On February 13, 2020, we acquired StubHub, and on September 8, 2021, we changed our name to StubHub Holdings, Inc. StubHub is currently operated through our wholly owned subsidiary StubHub, Inc., and today, StubHub Holdings is the combination of the viagogo and StubHub businesses. Our telephone number is (888) 977-5364 and our website address is                      . The information contained on, or that can be accessed through, our website is deemed not to be incorporated into this prospectus or to be part of this prospectus. You should not consider information contained on, or hyperlinked through, our website to be part of this prospectus in deciding whether to purchase shares of our Class A common stock.

Trademarks, Service Marks, Copyrights and Trade Names

We own or otherwise have rights to the trademarks, service marks and copyrights, including those mentioned in this prospectus, used in conjunction with the operation of our business. This prospectus includes our own trademarks, which are protected under applicable intellectual property laws, as well as trademarks, service marks, copyrights and trade names of other companies, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and trade names.

Channels for Disclosure of Information

Investors, the media and others should note that, following the effectiveness of the registration statement of which this prospectus forms a part, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website (                     ), blog posts on our website, press releases, public conference calls, and webcasts.

The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media and others to follow the channels listed above and to review the information disclosed through such channels.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise generally applicable to public companies. As a result:

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we are required to include only two years of audited consolidated financial statements in this prospectus in addition to any required interim financial statements, and correspondingly only required to provide reduced disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

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we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

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we are permitted to take advantage of extended transition periods for complying with new or revised accounting standards which allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies;

•	we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes”; and

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we are not required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to our median employee compensation.

We may take advantage of these reduced reporting and other requirements until the last day of the fiscal year during which the fifth anniversary of this listing occurs or such earlier time that we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenue is $1.07 billion or more; (ii) the last day of the fiscal year during which the fifth anniversary of this listing occurs; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

Under the JOBS Act, emerging growth companies also can delay adopting new or revised accounting standards until such time as those standards would otherwise apply to private companies. We currently intend to take advantage of this exemption. As a result, the information that we provide to stockholders may be different from the information you may receive from other public companies in which you hold equity.

For risks related to our status as an emerging growth company, see “Risk Factors—Risks Relating to Ownership of Our Class A Common Stock—We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.”

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

The following tables summarize the historical consolidated financial and operating information of StubHub Holdings as of December 31, 2021 and for each of the three years in the period ended December 31, 2021 and certain historical combined financial and operating information of the StubHub Legacy Business, a business of eBay, for the year ended December 31, 2019.

The summary historical consolidated statements of operations information of StubHub Holdings for the years ended December 31, 2021, 2020 and 2019 (except the pro forma net loss per share and pro forma share information) and the summary consolidated balance sheet data for the year ended December 31, 2021 have been derived from the audited consolidated financial statements of StubHub Holdings appearing elsewhere in this prospectus. The summary historical combined financial and operating information of the StubHub Legacy Business, a business of eBay, presented below has been derived from the audited combined financial statements of the StubHub Legacy Business appearing elsewhere in this prospectus.

As a wholly owned subsidiary of StubHub Holdings, the financial and operating results of StubHub are included in our consolidated financial results and other metrics of StubHub Holdings from February 13, 2020 (the date of acquisition). The historical financial and operating results of the StubHub Legacy Business for the year ended December 31, 2019 represent the results of the StubHub Legacy Business for the period presented, which was prior to the date of acquisition. As described in Note 2 to the audited combined financial statements of the StubHub Legacy Business included elsewhere in this prospectus, the combined financial statements of the StubHub Legacy Business have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) on a standalone basis and are derived from the consolidated financial statements and accounting records of eBay. The combined financial statements of the StubHub Legacy Business represent a portion of eBay’s business, which was not a separate legal entity, as if the operations of the StubHub Legacy Business had been conducted independently from eBay in order to present only the historical financial information of the economic activities that comprise the StubHub Legacy Business. The historical financial and operating results of the StubHub Legacy Business have been prepared using eBay’s historical accounting basis, which is generally not comparable to StubHub Holdings. The actual financial and operating results of the StubHub Legacy Business may have been materially different if it had been operated as a separate entity.

Historical results are not necessarily indicative of the results that may be expected for any period in the future. You should read the following summary consolidated financial data together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as the historical consolidated financial statements and related notes of StubHub Holdings and the historical combined financial statements and related notes of the StubHub Legacy Business, in each case, included elsewhere in this prospectus.

	StubHub Holdings(1)
	Year Ended December 31,
	2021	2020	2019
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue	$672,788	$35,641	$211,634
Cost and expenses:
Cost of revenue (exclusive of depreciation and amortization)	89,020	34,200	47,295
Operations and support	46,303	54,674	18,839
Sales and marketing	326,585	78,557	102,340
General and administrative	371,730	340,355	96,784
Depreciation and amortization	223,090	192,825	363

Total costs and expenses	1,056,728	700,611	265,621

Loss from operations	(383,940)	(664,970)	(53,987)
Interest income	165	1,152	4,420
Interest expense	(135,370)	(105,193)	(3,742)
Other income (expense), net	(87)	1,082	—
Foreign currency gains (losses)	41,241	(59,159)	676
Loss on extinguishment of debt	(8,532)	—	—
Gains (losses) on derivatives	7,079	(55,421)	—
Equity in losses of affiliates	—	(3,784)	—
Loss on disposal	(130,829)	—	—

Total other income (expense), net	(226,333)	(221,323)	1,354

Loss before income taxes	(610,273)	(886,293)	(52,633)
Provision for income taxes	(19,677)	(24,418)	(9,193)

Net loss	$(629,950)	$(910,711)	$(61,826)
Undeclared cumulative dividends and deemed dividend to preferred stockholders	(82,710)	(49,904)	—

Net loss attributable to common stockholders	$(712,660)	$(960,615)	$(61,826)

Net loss per share attributable to common stockholders, basic and diluted	$(12.05)	$(17.34)	$(1.94)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	59,122,285	55,392,799	31,815,014

Pro forma net loss per share attributable to common stockholders, basic and diluted

Pro forma weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted

(1)

Amounts presented are based on the results of the consolidated operations of StubHub Holdings for these periods, and include results of StubHub from February 13, 2020 (the date of acquisition). See the consolidated financial statements of StubHub Holdings included elsewhere in this prospectus for more information.

	StubHub Holdings
	December 31, 2021
	Actual	Pro Forma(1)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$554,060	$
Net working capital(2)	(609,050)
Total assets	4,410,876
Long-term debt obligations, current and non-current	2,437,050
Redeemable preferred stock	473,525
Accumulated deficit	(1,614,543)
Total stockholders’ equity	$662,654

(1)

The pro forma balance sheet data reflects the Existing Preferred Stock Conversion, Reclassification, the RSU Settlement, and filing and effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws in connection with the effectiveness of the registration statement of which this prospectus forms a part.

(2)

We define net working capital as total current assets, excluding cash and cash equivalents, less total current liabilities, excluding current long-term debt obligations. Other companies may define working capital differently than us, which reduces its usefulness as a comparative measure.

Key Business Metrics and Non-GAAP Financial Measures

We regularly review a number of operating and financial measures, including the following key metric and non-GAAP financial measures, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. The measures set forth below should be considered in addition to, not as a substitute for or in isolation from, our financial results prepared in accordance with GAAP. Other companies, including companies in our industry, may calculate these measures differently or not at all, which reduces their usefulness as comparative measures. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics and Non-GAAP Financial Measures” for additional information on the operating metric and non-GAAP financial measures set forth below, including a reconciliation of the non-GAAP financial measures, Adjusted EBITDA and free cash flow, to the most directly comparable financial measure calculated in accordance with GAAP.

The following table summarizes our key business metric and non-GAAP financial measures (along with the most directly comparable GAAP measures) for the periods indicated:

	StubHub Holdings(1)			StubHub Legacy Business(2)
	Year Ended December 31,
	2021	2020	2019	2019
	(in thousands)
Key Business Metric
GMS(3)	$2,889,302	$552,582	$971,041	$4,419,184
Non-GAAP Financial Measures
Net (loss) income (GAAP)	(629,950)	(910,711)	(61,826)	31,429
Adjusted EBITDA(4)	1,781	(354,135)	(20,072)	112,724
Net cash (used in) provided by operating activities (GAAP)	(136,086)	(252,414)	(144,008)	126,195
Free cash flow(5)	(139,642)	(253,468)	(145,248)	115,750

(1)

Amounts presented are based on the results of the consolidated operations of StubHub Holdings for these periods, and include results of StubHub from February 13, 2020 (the date of acquisition). See the consolidated financial statements of StubHub Holdings included elsewhere in this prospectus for more information.

(2)

Amounts presented are based on the results of the combined operations of the StubHub Legacy Business for this period. The historical financial and operating results of the StubHub Legacy Business have been derived from and prepared using eBay’s historical accounting basis, which is generally not comparable to StubHub Holdings. See the historical combined financial statements of the StubHub Legacy Business included elsewhere in this prospectus for more information.

(3)

GMS represents the total dollar value paid by buyers when we facilitate a transaction on our platform. GMS includes: (i) the ticket price agreed between buyers and sellers; and (ii) the service fees we charge buyers to purchase a ticket on our platform, including ticket authentication and fulfillment fees. Our definition of GMS excludes any applicable sales or value-added taxes that are also paid by buyers, as well as the impact of refunds due to event cancellations after the initial transaction on our platform. GMS does not represent revenue earned by us calculated in accordance with GAAP.

(4)

Adjusted EBITDA is defined as net income (loss) excluding results from non-operating sources (including, interest income and expense, other income, foreign currency losses (gains), losses on derivatives and equity in loss of affiliates), depreciation and amortization, direct acquisition transaction costs, acquisition-related costs, certain litigation costs, stock-based compensation expense, provision for income taxes, employee relocation costs, loss on disposal of assets and restructuring costs.

(5)	Free cash flow is defined as net cash (used in) provided by operating activities less purchases of property and equipment.

See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Key Business Metrics and Non-GAAP Financial Measures” for a discussion on the utility and limitations of Adjusted EBITDA and free cash flow as financial measures.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, before making a decision to invest in our Class A common stock. If any of the risks actually occur, our business, results of operations, financial condition and prospects could be harmed. In that event, the trading price of our Class A common stock could decline, and you could lose part or all of your investment. Other risks and uncertainties not presently known to us or that we currently deem not material may also harm our business. In addition, risks relating to the COVID-19 pandemic may significantly heighten many of the other risks associated with our business and an investment in our Class A common stock.

Risks Relating to the COVID-19 Pandemic

The global COVID-19 pandemic has had, and may continue to have, a material adverse impact on our business, financial condition, results of operations and cash flows.

The global spread and adverse impact of the COVID-19 pandemic on our business, the entertainment industry and the global economy has been and is likely to continue to be complex, unpredictable and continuously evolving. The ultimate magnitude of the impact will depend on a variety of factors, including the duration of the pandemic, the availability, acceptance and effectiveness of vaccines and other mitigation efforts, the emergence of novel variants, restrictions or new operational requirements on events on a jurisdiction by jurisdiction basis, the state of both the United States and global economies as a result of the pandemic, and the public’s willingness to attend events with large numbers of people, all of which remain uncertain and cannot be accurately predicted at this time.

Governments and other authorities around the world have imposed, and in some cases lifted and re-imposed, measures intended to control the spread of the COVID-19 pandemic, including restrictions on large gatherings of people, travel bans, border closings and restrictions, business closures, quarantines, shelter-in-place orders and social distancing measures. In mid-March 2020, concert promoters, venue operators, sports leagues and theaters around the globe shut down as a result of the restrictions put in place for the COVID-19 pandemic. Our business depends on sports, concerts, theater and other live events in order to generate revenue from transactions between buyers and sellers completed on our marketplace.

At this time, it is impossible to know or predict when events will be held at a pre-pandemic scope and scale as national and local governments around the world continue to enforce various restrictions on large gatherings and events. In addition, many performers are being cautious and hesitant to schedule large indoor events. It is currently unclear as to what restrictions will be placed on future events due to the unknown and unpredictable evolution of the COVID-19 pandemic.

We face ancillary risks and uncertainties arising from the COVID-19 pandemic, in addition to the shutdown or limitation of sports, concerts, theater and other live events. Many of these risks and uncertainties may extend beyond the duration of the current restrictions due to the uncertainty around how the live sports, concert and theater industries will change as a result of the pandemic. Such additional or attendant risks and uncertainties include, among other things:

•

the impact of any lingering economic downturn or recession resulting from the pandemic, including any reduction in discretionary spending or confidence for both buyers and sellers that would result in a decline in the number of transactions on our marketplace or result in a decline in the prices of tickets on our marketplace;

•

the impact of any ongoing governmental restrictions or voluntary health and safety precautions and protocols, which could cause us to incur additional costs related to compliance as well as adversely impact our revenue from transactions on our marketplace as a result of reduced capacity of and availability of tickets for sports, concert, theater and other live event venues due to spacing and social distancing limitations;

•

the impact to public demand for tickets to sports, concert, theater and other live events due to governmental health protocols instituted across various jurisdictions, including proof of vaccination or COVID-19 testing at such events, which could limit the transactions or result in a decline in the prices of tickets on our marketplace;

•

potential changes to consumer preferences for consumption of sports, concerts, theater and other live events due to fear of, or restrictions on, large gatherings, which could limit the number of transactions on our marketplace or result in a decline in the prices of tickets on our marketplace;

•	the impact on our workforce, which may include the loss of key personnel, or lower employee morale, either of which could affect our ability to conduct or grow our business;

•

potential decreased willingness or ability for artists to tour due to varying restrictions across jurisdictions, including the possibility that national or sub-national borders are closed to travel, which could limit the number of transactions on our marketplace;

•	economic impacts of the COVID-19 pandemic on our industry generally, including reduced numbers of events available for our marketplace to serve if venue operators go out of business; and

•	the future availability or increased cost of insurance coverage, including for example, our general liability, cyber liability and directors and officers insurance coverage.

The likelihood that we will experience any of these risks and uncertainties and the ultimate magnitude of their impact on us are not predictable or quantifiable at this time. The global COVID-19 pandemic and its impacts may continue to endure for an unknown period of time. New COVID-19 variants have and may continue to emerge, which could lead to new or additional restrictions being put into place for a greater duration of time. The longer the duration of the global COVID-19 pandemic, the greater the ancillary and lingering effects, and the greater the negative impact on us and our results of operations.

Risks Relating to Our Business and the Ticket Resale Industry

Our business depends on the continued occurrence of large-scale sports, concerts, theater and other live events, and any decrease in the number of such events or restrictions imposed on such events may result in decreased demand for our services.

Ticket sales are sensitive to fluctuations in the number of sports, concerts, theater and other live events and activities offered by promoters, teams and facilities, and adverse trends in the sports and entertainment industries could adversely affect our business, financial condition and results of operations. We rely on third parties to create and perform at sports, concerts, theater and other live events, and any unwillingness to tour, lack of availability of popular artists or decrease in the number of games or performances held could limit our ability to generate revenue. Many of the factors affecting the number and availability of sports, concerts, theater and other live events are beyond our control. For instance, certain sports leagues have experienced labor disputes leading to threatened or actual player lockouts. Any such lockouts that result in shortened or canceled seasons could adversely impact our business both due to the loss of games and ticketing opportunities as well as the possibility of decreased attendance following such a lockout due to adverse fan reaction.

Any decrease in the overall selection or frequency of events with tickets available for purchase on our marketplace could result in reduced demand for our services, which would adversely affect our business, financial condition and results of operations.

Our business depends on consumers’ willingness to attend sports, concerts, theater and other live events, and economic and other factors adversely affecting such events could have a material and adverse effect on our business, financial condition and results of operations.

Our business depends on discretionary consumer and corporate spending. During periods of economic slowdown and recession, many consumers and corporations have historically reduced their discretionary spending, including spend on sports, concerts, theater and other live events. The impact of economic slowdowns, including the current economic environment due to the COVID-19 pandemic, on our business is difficult to predict. The risks associated with our business may become more acute in periods of a slowing economy or recession, which may be accompanied by a decrease in attendance at sports, concerts, theater and other live events.

Many factors can impact discretionary consumer and corporate spending, such as unemployment levels, fuel prices, interest rates, changes in tax rates and tax laws that impact companies or individuals, and inflation, and may ultimately impact the number of transactions on our marketplace and our operating results. In addition, other factors outside of our control such as challenging economic conditions and public concerns over terrorism and security incidents can also impact corporate and consumer spending. For example, the impact of the economic downturn resulting from the COVID-19 pandemic, including a reduction in discretionary spending and consumer confidence, has resulted in a decline in ticket sales and attendance, which has materially and adversely impacted the number of transactions on our marketplace and our business, financial condition and results of operations. We cannot assure you that consumer and corporate spending will not continue to be adversely impacted by adverse economic conditions, or that adverse economic conditions will not occur in the future, any of which may have a material and adverse effect on our business, financial condition and results of operations.

Our business depends on our ability to attract and retain buyers and sellers, and any adverse changes in these relationships could adversely affect our business, financial condition and results of operations.

Our business depends on obtaining and maintaining our deep and longstanding relationships with the parties that use our marketplace to buy and sell tickets, including individual fans who are ticket buyers and sellers as well as professional ticket resellers. We cannot assure you that we will be able to maintain existing relationships, or establish new ones by attracting new buyers and sellers to our marketplace, and the failure to do so could have a material and adverse effect on our business, financial condition and results of operations.

In order to grow our revenue and our business, we must cost-effectively attract new buyers and sellers and drive their repeat usage of our marketplace over time. Our ability to attract buyers relies predominantly on leveraging our strong global brand, our expertise in customer acquisition and creating a best-in-class experience. In order to deliver a compelling value proposition to our buyers, we need to offer a large and diverse supply of ticket inventory. Our ability to offer this supply requires us to attract and maintain a large base of sellers and help them efficiently distribute their inventory so that they continue to utilize our platform and provide us with more event and experience listings. Any adverse change in these relationships, including our inability to adapt and meet the needs of the buyers and sellers on our marketplace, could adversely affect our business, financial condition and results of operations.

Changes in internet search engine algorithms and dynamics, or any limitation or discontinuation of support by such search engines for our paid search results, could have an adverse impact on traffic for our sites and ultimately, our business, financial condition and results of operations.

We rely heavily on internet search engines, such as Google, to generate traffic to our website, through a combination of organic and paid searches. Search engines frequently update and change the logic that determines the placement and display of results of a user’s search, such that the purchased or algorithmic placement of links to our website can be adversely affected. In addition, a search engine could alter its search algorithms or results causing our website to be placed lower in organic search query results. If a major search engine changes its algorithms in a manner that adversely affects the search engine ranking of our website or those of our partners, our business, results of operations and financial condition would be harmed. Furthermore, if we fail to successfully manage our search engine optimization, we could see a substantial decrease in traffic to our website, requiring us to increase spend to increase traffic, which could ultimately increase costs and adversely impact our business, financial condition and results of operations.

In addition, if we violate, or a search engine provider believes we have violated, its terms of service or if there is any change or deterioration in our relationship with these providers, the provider could limit or discontinue its support for our paid search results. For example, in July 2019, Google temporarily suspended viagogo from its paid search results for alleged violations of Google’s advertising policy regarding clarity of ticket price, delivery and other fees in the shopping process, as well as certain claims regarding ticket validity. viagogo’s GMS decreased from $329 million for the three months ended June 30, 2019 to $154 million for the three months ended September 30, 2019, and while some of the decline was seasonal, we believe a significant portion of this decline was related to the suspension from Google. Prior to the StubHub Acquisition, we were more reliant on search engine providers and, as a result, such discontinuations would have had a more significant impact on our business. If we were to experience future limitations or discontinuations, it could significantly reduce our ability to attract and retain buyers and sellers, which could materially and adversely affect our business, financial condition and results of operations.

We rely on third-party platforms to distribute our applications, and any change in our relationship with those platform providers could adversely impact our business, results of operations and financial condition.

We rely on third-party application platforms, such as the Apple App Store and Google Play Store, to enable downloads of our applications. Each platform provider has broad discretion to make changes to its operating systems and to change and interpret its terms of service and other policies, and those changes may be unfavorable to us. For example, certain competing applications may be promoted or placed in a more favorable order within the platform, which could prevent potential customers from discovering our applications. In addition, changes could limit, eliminate or otherwise interfere with our applications, our ability to distribute our applications through their stores, and our ability to update our applications, including to make bug fixes or other feature updates or upgrades. Further, these platforms are an important distribution channel. If they choose to charge commissions on our applications and we fail to negotiate favorable terms, it may harm our business, results of operations and financial condition.

Our failure to successfully address the evolving market for transactions on mobile devices and to build mobile products could harm our business.

A significant and growing portion of our customers access our platform through mobile devices. The number of people who access the internet and purchase services through mobile devices, including smartphones and handheld tablets or computers, has increased significantly in the past few years and is expected to continue to increase. If we are not able to provide customers with the experience or solutions they want on mobile devices, we may not be able to attract or retain customers or convert our website traffic into customers and our business may be harmed.

While we have created mobile applications and versions of some of our web content, if these mobile applications and versions are not well received by customers, or if they don’t offer the information, services and functionality required by customers that widely use mobile devices, our business may suffer and we may experience difficulty in attracting and retaining customers. In addition, we face different fraud risks and regulatory risks from transactions sent from mobile devices than we do from personal computers. If we are unable to effectively anticipate and manage these risks, our business, results of operations, financial condition and future prospects may be harmed.

We face intense competition in the ticket resale industry, and we may not be able to maintain or increase our current revenue, which could adversely affect our business, financial condition and results of operations.

Our business faces significant competition from other international, national, regional and local primary and secondary ticketing service providers, some of whom have significantly greater financial and operating resources than we do. We also face competition in the resale of tickets from auction websites and other resale marketplaces and from other ticket resellers with online distribution capabilities. The advent of new technology, particularly as it relates to online ticketing, has amplified this competition. The intense competition that we face in the ticket resale industry could cause the volume of our ticket resales to decline, which could adversely affect our business, financial condition and results of operations.

Other variables related to the competitive environment that could adversely affect our financial performance by, among other things, leading to decreases in the number of transactions on our platform, overall revenue, and fees or profit margin include:

•	competitors’ offerings, which may include more favorable terms or pricing;

•

technological changes and innovations that we are unable to adopt or are late in adopting that offer more attractive alternatives than we currently offer, which could lead to a loss of ticket sales or lower ticket fees; and

•	ticket selection and variety that is superior compared to the selection and variety listed on our marketplace.

In the markets in which we operate, we face significant competition from other secondary as well as primary ticketing service providers to secure new and retain existing sellers, buyers and professional resellers on a continuous basis. Recently, competitors that were focused exclusively on either secondary or primary ticketing services have begun to move into each other’s market, resulting in an increasing number of primary ticketing service providers entering into the secondary ticketing market. We face significant and increasing challenges from primary ticketing service providers that offer tickets at a price that fluctuates based on customer demand, thereby reducing the attractiveness of the secondary market for brokers. For additional information regarding our competitive landscape, see the section titled “Business—Competition.”

If we do not continue to maintain and improve our marketplace or develop successful new solutions and enhancements or improve existing ones, our business will suffer.

Our ability to attract and retain sellers, buyers and professional resellers depends in large part on our ability to provide a user-friendly, secure, efficient, easy-to-use, and effective marketplace, develop and improve our marketplace and introduce compelling new solutions and enhancements. Our industry is characterized by rapidly changing technology, new service and product introductions and changing demands of sellers, buyers and professional resellers. We spend substantial time and resources understanding such parties’ needs and responding to them. Building new solutions is costly and complex, and the timetable for commercial release is difficult to predict and may vary from our historical experience. In addition, after development, sellers, buyers and professional resellers may not be satisfied with our enhancements or perceive that the enhancements do not adequately meet their needs. The success of a new solution or enhancement to our marketplace can depend on several factors, including timely completion and delivery, competitive pricing, adequate quality testing, integration with our marketplace, user awareness and overall market acceptance and adoption. If we do not continue to maintain and improve our marketplace or develop successful new solutions and enhancements or improve existing ones, our business, financial condition and results of operations could be harmed.

The reputation and brand of our marketplace is important to our success, and if we are not able to maintain and enhance our brand, our business, financial condition and results of operations may be adversely affected.

We believe that maintaining and enhancing our reputation and branding as a differentiated ticketing marketplace serving sellers, buyers and professional resellers is critical to retaining our relationship with our existing sellers, buyers and professional resellers and to our ability to attract new sellers, buyers and professional resellers. The successful promotion of our brand attributes will depend on a number of factors that we control and some factors outside of our control.

The promotion of our brand requires us to make substantial expenditures and management investment, which will increase as our market becomes more competitive and as we seek to expand our marketplace. To the extent these activities yield increased revenue, this revenue may not offset the increased expenses we incur. If we do not successfully maintain and enhance our brand and successfully differentiate our marketplace from competitive products and services, our business may not grow, we may not be able to compete effectively and we could lose sellers, buyers or professional resellers or fail to attract potential new sellers, buyers and professional resellers, all of which would adversely affect our business, results of operations and financial condition.

Negative perception of our marketplace may harm our business, including as a result of complaints or negative publicity about us; the promotion on our marketplace of events that are deemed by the media to be COVID-19 “super-spreader” events; our inability to timely comply with local laws, regulations and/or consumer protection related guidance; the failure by sellers to fulfill orders placed on our marketplace; responsiveness to issues or complaints and timing of refunds and/or reversal of payments on our marketplace; actual or perceived disruptions or defects in our marketplace; security incidents, such as data breaches and compromised buyer or seller data; or lack of awareness of our policies or changes to our policies that sellers, buyers or others perceive as overly restrictive, unclear or inconsistent with our values. Many of these factors that could harm our brand are outside of our control.

If we are unable to maintain a reputable marketplace that provides valuable solutions and desirable events, then our ability to attract and retain sellers, buyers and professional resellers could be impaired and our reputation, brand and business could be harmed.

As part of the StubHub Acquisition and the related divestiture of the StubHub international business required by competition regulators, we have agreed to certain restrictions on the use of our StubHub brand outside of the United States and Canada (collectively, “North America”), and have granted an exclusive long-term license to use the StubHub brand to the acquirer of the StubHub international business. See “Business—StubHub Acquisition and U.K. Competition and Markets Authority Final Report” for additional information. While we continue to maintain rights to the StubHub brand in North America, and although we have included various contractual protections regarding the use of the StubHub brand by the acquirer, the acquirer may fail to comply with such obligations or fail to maintain or enhance our brand image internationally.

Our corporate culture has contributed to our success, and if we cannot maintain our corporate culture as we grow, we could lose the innovation, teamwork, passion, and focus on execution that we believe contribute to our success, and our business may be harmed.

We believe that a critical component to our success has been our corporate culture. We have invested substantial time and resources in building our team. As we continue to grow, we may find it difficult to maintain these important aspects of our corporate culture, especially given that we have been unable to hold in-person employee gatherings as a result of the COVID-19 pandemic. We have experienced, and may continue to experience, rapid growth and organizational change, including growth and organizational change resulting from our acquisition of and subsequent integration of the StubHub business, which will continue to place significant demands on our management and our operational and financial infrastructure. As we continue to grow, we must effectively integrate, develop, and motivate a large number of new employees, and we must maintain the beneficial aspects of our corporate culture. We will require significant capital expenditures and the allocation of valuable management resources to grow and change in this way, without undermining our corporate culture. Any failure to preserve our culture could negatively affect our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives.

In addition, to attract top talent, we have had to offer, and believe we will need to continue to offer, highly competitive compensation packages before we can validate the productivity of those employees. In addition, fluctuations in the price of our common stock may make it more difficult or costly to use equity compensation to motivate, incentivize, and retain our employees. We face significant competition for talent from other technology and high-growth companies, which include both large enterprises and privately-held companies. We may not be able to hire new employees quickly enough to meet our needs. If we fail to effectively manage our hiring needs and successfully integrate our new hires, our efficiency and ability to meet our forecasts and our employee morale, productivity, and retention could suffer, and our business, results of operations, and financial condition could be adversely affected.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business may not grow at similar rates, or at all.

Market opportunity estimates and growth forecasts included in this prospectus are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. The estimates and forecasts included in this prospectus relating to size and expected growth of our target market may prove to be inaccurate. Even if the markets in which we compete meet the size estimates and growth forecasts included in this prospectus, our business may not grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties.

We have a history of losses and we may not be able to generate sufficient revenue to achieve and maintain profitability.

We incurred a net loss of $630.0 million, $910.7 million and $61.8 million for the years ended December 31, 2021, 2020 and 2019, respectively, and as of December 31, 2021, we had an accumulated deficit of $1,614.5 million. Our revenue was $672.8 million, $35.6 million and $211.6 million for the years ended December 31, 2021, 2020 and 2019, respectively. Because of the impact of the COVID-19 pandemic, our revenue decreased significantly in the year ended December 31, 2020, as compared to the year ended December 31, 2019. The recovery of live entertainment to pre-pandemic levels is dependent on future developments, and we do not know when our revenue will return to its pre-COVID-19 combined revenue levels from the year ended December 31, 2019.

In addition, part of our business strategy is to focus on our long-term growth. As a result, our profitability may be lower in the near term than it would be if our strategy were to maximize short-term profitability. Significant expenditures on sales and marketing efforts, expanding our platform, products, features, and functionality, and expanding our product development, each of which we intend to continue to invest in, may not ultimately grow our business or cause long-term profitability. If we are ultimately unable to achieve profitability at the level anticipated by industry or financial analysts and our stockholders, our stock price may decline.

Our efforts to grow our business may be costlier than we expect, or our revenue growth rate may be slower than we expect, and we may not be able to increase our revenue enough to offset the increase in operating expenses resulting from these investments. If we are unable to continue to grow our revenue, the value of our business and Class A common stock may significantly decrease.

You should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. Although we anticipate our costs to decrease in the short term, we expect to continue to incur losses due to the impact of the COVID-19 pandemic on our business, the future of live events and the global economy. If we are unable to return to revenue growth and manage our expenses effectively, we will not be able to achieve and maintain profitability.

We may be unable to effectively integrate the StubHub and viagogo business operations, and we may ultimately fail to produce the revenue, earnings and business synergies that we anticipate with the acquisition of StubHub.

In February 2020, StubHub and viagogo entered into a stock purchase agreement whereby viagogo acquired StubHub, and we agreed to combine their respective businesses, including their operations, work force, assets, contracts and facilities. We may encounter significant difficulties in the integration process, any one or more of which could adversely affect our business, including but not limited to:

•	difficulties in integrating the technologies, operations, business systems, marketing systems, administrative systems and financial controls and personnel of the companies;

•	failure to realize expected synergies or capture the value required for the merger to be successful;

•	difficulties in retaining or transitioning customers and employees or maintaining our corporate culture;

•	diversion of management time and focus;

•

operational difficulties and delays in the anticipated timing of activities related to such integration, including the migrations off the StubHub platform and to the viagogo platform, and potential loss of functionality, data and/or business intelligence caused by such migration and higher than expected or unanticipated execution costs; and

•	the incurrence of unanticipated expenses associated with the merger or assumption of unknown liabilities or unanticipated financial, accounting or other problems of either company.

If we do not succeed in executing on these integration activities while achieving our business goals, or if these efforts are more costly or time-consuming than expected, our business and results of operations may be adversely affected, which could limit our ability to invest in and grow our business.

Moreover, we expect to experience increased costs and diversion of management time and focus to respond to and comply with regulatory requirements as a result of the combined businesses. For example, in connection with the StubHub Acquisition, the U.K. Competition and Markets Authority (the “CMA”) determined that the combination of StubHub and viagogo would result in a reduction in competition in the United Kingdom, and limited which portions of our business, particularly in the United Kingdom, could be integrated requiring us to, among other things, sell certain portions of StubHub’s international business. Final undertakings associated with the StubHub Acquisition and the final report from the CMA relating to the divestiture of the StubHub international business were only recently implemented in September 2021 (the “CMA final report”), allowing us to begin full operational integration of the two businesses. See “Business—StubHub Acquisition and U.K. Competition and Markets Authority Final Report” for additional information. See also “—Our failure to comply with existing laws, rules and regulations as well as changing laws, rules and regulations and other legal uncertainties, including as a result of lobbying by artists, teams and promoters, could adversely affect our business, financial condition and results of operations.” Because of these and other risks, the StubHub Acquisition could fail to integrate efficiently and timely. Furthermore, even if we are successful with our integration, we may fail to produce the revenue, earnings and business synergies that we anticipate with the StubHub Acquisition, in which case our business would be adversely affected.

In addition, we entered into an IP and Data Agreement, dated as of September 3, 2021 and a Trade Mark and Domain License Agreement, also dated as of September 3, 2021, both with the purchaser of the StubHub international business, pursuant to which we agreed to exclusively license to the purchaser certain rights, including the use of the StubHub name outside of North America and the rights to certain patents and inventions subsisting in the StubHub platform on a worldwide basis, and a commitment by us to transition off the existing StubHub platform and supporting infrastructure within a 12-month period. Such licensing agreement with the purchaser of the StubHub international business materially limits our ability to market ourselves as StubHub outside of North America, and to market certain live events taking place outside of North America in connection with our StubHub brand or on StubHub branded websites and applications, which over time may have a material adverse effect on our business and results of operations. Moreover, such licensing agreement may limit our rights to use or commercially exploit aspects of our patented technology, including in our viagogo platform and our StubHub business in North America.

eBay may fail to perform certain transitional services or we may fail to have necessary systems and services in place when the transition services agreement expires.

In connection with the StubHub Acquisition, we and eBay entered into a transition services agreement pursuant to which eBay will provide certain transitional services, including employee benefits administration, legal services, information technology (“IT”) and support, treasury services, and other administrative services, on an interim, transitional basis. We will rely on eBay to satisfy its obligations under this agreement. If eBay is unable to satisfy its obligations under this agreement, we could incur operational difficulties or losses. Upon expiration of the transition services agreement, each of the services that are covered in such agreement will have to be provided internally or by third parties, and providing them internally or having third parties perform them may be at a higher cost to us than when they were provided to us by eBay, or we may not be able to perform or obtain the performance of such services at all. If we do not have agreements with other providers of these services once the transition services agreement expires or terminates, we may not be able to operate our business effectively, which may have a material adverse effect on our business, results of operations, financial condition, and future prospects.

Moreover, we expect to spend significant time and resources evaluating, testing and integrating the accounting procedures and internal controls of the combined businesses. If we are not able to adopt appropriate reporting and testing requirements as required under Sections 302 and 404 of the Sarbanes-Oxley Act for the combined businesses in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our Class A common stock could decline and we could be subject to sanctions or investigations.

Our results of operations vary from quarter to quarter and year over year and we have in the past experienced some seasonality, so our financial performance in certain financial quarters or years may not be indicative of, or comparable to, our financial performance in subsequent financial quarters or years.

We believe our financial results and cash needs will vary greatly from quarter to quarter and year to year depending on, among other things, the timing of tours, tour cancellations, event ticket sales, seasonal and other fluctuations in our operating results, the timing of guaranteed payments, financing activities, acquisitions and investments and receivables management. Because our results may vary significantly from quarter to quarter and year to year, our financial results for one quarter or year cannot necessarily be compared to another quarter or year and may not be indicative of our future financial performance in subsequent quarters or years. In a typical year, our revenue is greatest during the fourth quarter, with all major sports leagues in play and increased holiday demand. In addition, the timing of tours of top grossing acts can impact comparability of quarterly results year over year, and potentially annual results also. Similarly, the number of games or matches in sports playoff series and the teams involved can vary year over year and impact our results. The seasonality of our business could create cash flow management risks if we do not adequately anticipate and plan for periods of decreased activity, which could adversely impact our ability to execute on our strategy, which in turn could harm our business, financial condition, results of operations and prospects. Due to the continued impact of the COVID-19 pandemic, we did not experience our typical seasonality trends in either 2021 or 2020.

Certain of our operating results and financial metrics may be difficult to predict as a result of seasonality.

We have experienced some seasonality in revenue based on the timing of certain experiences or events, such as major sports league seasons and volume for theater and concert events during the holiday season. We see an increase of activity in the fourth quarter, and lower revenue in the first and second quarters of the calendar year due to the timing of large-scale events and concert sales. While we did not experience our typical seasonality trends in either 2021 or 2020 due to the continued impact of the COVID-19 pandemic, we may be affected by seasonal trends in the future. Additionally, this seasonality may be reflected to a much lesser extent, and sometimes may not be immediately apparent, in our revenue. To the extent we experience this seasonality, it may cause fluctuations in our operating results and financial metrics and make forecasting out future operating results and financial metrics more difficult.

We calculate certain operational metrics using internal systems and tools and do not independently verify such metrics. Certain metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and adversely affect our business.

We present certain operating and financial metrics herein, including GMS. We calculate these metrics using internal systems and tools that are not independently verified by any third party. These metrics may differ from estimates or similar metrics published by third parties or other companies due to differences in sources, methodologies, or the assumptions on which we rely. Our internal systems and tools have a number of limitations, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose on an ongoing basis. If the internal systems and tools we use to track these metrics undercount or overcount performance, including double counting data such as sellers or buyers on our marketplace, or contain algorithmic or other technical errors, the data we present may not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges in measuring the size of these metrics. In addition, limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which would affect our long-term strategies. If our operating and financial metrics or our estimates are not accurate representations of our business, or if investors do not perceive our operating and financial metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, and our operating and financial results could be adversely affected.

We rely on the experience and expertise of our senior management team, key technical employees and other highly skilled personnel and the failure to retain, motivate or integrate any of these individuals could have an adverse effect on our business, financial condition, results of operations and prospects.

Our success depends upon the continued service of our senior management team and key technical employees, especially Mr. Baker, our founder and Chief Executive Officer, as well as our ability to continue to attract and retain additional highly qualified personnel. Our future success depends on our continuing ability to identify, hire, develop, motivate, retain and integrate highly skilled personnel for all areas of our organization. Each of our executive officers, key technical personnel and other employees could terminate his or her relationship with us at any time. In addition, our compensation arrangements, such as our equity award programs, may not always be successful in retaining and motivating our existing employees. The loss of any member of our senior management team or key personnel might significantly delay or prevent the achievement of our business objectives and could harm our business and our relationships.

We face significant competition for qualified personnel, including members of management as well as key engineering, product development, design and marketing personnel. To attract top talent, we have had to offer, and believe we will need to continue to offer, competitive compensation and benefits packages. We may also need to increase our employee compensation levels in response to competition. In 2020, as a result of the COVID-19 pandemic and following the StubHub Acquisition, we implemented a reduction in our workforce. This may have and may continue to adversely impact our employment brand and may make it more difficult to hire employees in the future. Further, as the economy recovers from the COVID-19 pandemic, we may not be able to hire new employees quickly enough to meet our needs. If we fail to effectively manage our hiring needs or successfully integrate new hires, our efficiency, ability to meet forecasts and our employee morale, productivity and retention could suffer, which may harm our business, financial condition, results of operations and prospects.

Impairment of goodwill and/or intangible assets could adversely impact our financial condition and results of operations.

In accordance with GAAP, we test goodwill and indefinite-lived intangible assets for impairment annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired. If the carrying value of the reporting unit including goodwill exceeds its fair value, then the implied fair value of the reporting unit’s goodwill is calculated and an impairment loss equal to the excess is recognized. As of December 31, 2021, we had goodwill of $2,658.8 million, which constituted 60.3% of our total assets at that date. Impairment may result from, among other things, a significant decline in our expected cash flows, an adverse change in the business climate and slower growth rates in our industry. We cannot provide assurance that our goodwill will not be impaired in future periods. If we are required to record an impairment charge for goodwill in the future, this would adversely impact our financial condition and results of operations.

Exchange rates may cause fluctuations in our results of operations that are not related to our operations.

Because we operate globally, derive revenue from our international operations and have a Euro-denominated loan, we may incur currency translation losses or gains due to changes in the values of foreign currencies relative to the U.S. dollar. We cannot predict the effect of exchange rate fluctuations on our future operating results. For example, we recorded a foreign currency gain of $41.2 million for the year ended December 31, 2021 primarily caused by translation effect of the U.S. dollar on our outstanding Euro-denominated term loan, compared to a $59.2 million loss for the year ended December 31, 2020. In addition, for the years ended December 31, 2021, 2020 and 2019, our international operations accounted for 9%, 30% and 68% of our service fees, respectively, and our marketplace allows buyers to pay in over 30 currencies. We cannot predict the future relationship between the U.S. dollar and the currencies used by our international businesses.

We may experience operational and financial risks in connection with acquisitions.

We may selectively seek potential acquisition targets to add complementary companies, products or technologies. The identification of suitable acquisition targets can be difficult, time-consuming and costly. We may be unable to identify suitable targets for acquisition or make acquisitions at favorable prices. If we identify a suitable acquisition candidate, our ability to successfully complete the acquisition would depend on a variety of factors, and may include our ability to obtain financing on acceptable terms and requisite government approvals. In addition, our credit facilities restrict our ability to make certain acquisitions. In connection with future acquisitions, we could take certain actions that could adversely affect our business, including, among other things:

•	using a significant portion of our available cash and cash equivalents;

•	issuing equity securities, which would dilute current stockholders’ percentage ownership;

•	incurring substantial debt, which would further restrict our business and operations;

•	incurring or assuming contingent liabilities, known or unknown;

•	incurring amortization expenses related to intangibles; and

•	incurring large accounting write-offs or impairments.

In addition, acquisitions involve inherent risks which, if realized, could adversely affect our business and results of operations, including those associated with:

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integrating the operations, financial reporting, technologies and personnel of acquired companies, including establishing and maintaining a system of internal controls appropriate for a public company environment;

•	managing geographically dispersed operations;

•	the diversion of management’s attention from other business concerns;

•	the inherent risks in entering markets or lines of business in which we have either limited or no direct experience;

•	the potential loss of key employees, customers and strategic partners of acquired companies; and

•	the impact of laws and regulations relating to antitrust at the state, federal and international levels, which could significantly affect our ability to complete acquisitions and expand our business.

Risks Relating to Government Regulation and Litigation

The processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing applications of privacy regulations.

We receive, transmit and store a large volume of personal data and other user data. Numerous federal, state and international laws address privacy, data protection and the collection, storing, sharing, use, disclosure and protection of personal data and other user data. In the United States, numerous states already have, and are looking to expand, data protection legislation requiring companies like ours to consider solutions to meet differing needs and expectations of buyers and sellers. For example, California enacted the California Consumer Privacy Act (“CCPA”), which took effect on January 1, 2020. The CCPA establishes a new privacy framework for covered businesses such as ours, and may require us to modify our data processing practices and policies and incur compliance related costs and expenses. The CCPA provides new and enhanced data privacy rights to California residents, including the right to access and delete their personal information, and receive detailed information about how their personal information is used and shared. The CCPA also created restrictions on “sales” of personal information that allow California residents to opt-out of certain sharing of their personal information and prohibits covered businesses from discriminating against consumers (e.g., charging more for services) for exercising any of their CCPA rights. The CCPA provides for potentially severe statutory penalties, and a private right of action for data breaches resulting from a failure to implement reasonable security procedures and practices. In addition, in November 2020, California voters approved the California Privacy Rights Act (“CPRA”) ballot initiative which introduced significant amendments to the CCPA and established and funded a dedicated California privacy regulator, the California Privacy Protection Agency (“CPP Agency”). The amendments introduced by the CPRA go into effect on January 1, 2023, and new implementing regulations are expected to be introduced by the CPP Agency. Some observers have noted that the CCPA and CPRA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our business. Further, Colorado and Virginia adopted new data privacy laws to become effective on January 1, 2023 and July 1, 2023 (respectively), both adding rights to consumers and compliance obligations for businesses. Similar laws have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging.

Outside the United States, personal data and other user data is increasingly subject to legislation and regulations in numerous jurisdictions around the world, the intent of which is to protect the privacy of information that is collected, processed and transmitted in or from the governing jurisdiction. Foreign data protection, privacy, information security, user protection and other laws and regulations are often more restrictive than those in the United States. In particular, the United Kingdom, the European Union and the European Economic Area (the “EEA”) and their member states traditionally have taken broader views as to types of data that are subject to privacy and data protection laws and regulations, and have imposed greater legal obligations on companies in this regard. For example, the European Union General Data Protection Regulation (the “GDPR”) became effective May 25, 2018. The GDPR applies to any company established in the EEA as well as to those outside the EEA if they collect and use personal data in connection with the offering of goods or services to individuals in the EEA or the monitoring of their behavior. The GDPR provides for substantial penalties for non-compliance, which may result in monetary penalties of up to 20.0 million Euros or 4% of a company’s worldwide turnover, whichever is higher.

In July 2020, the Court of Justice of the European Union invalidated the EU-U.S. Privacy Shield framework, a mechanism for companies to comply with data protection requirements when transferring personal data from the EU to the United States and called into question one of the alternative to Privacy Shield, namely the Standard Contractual Clauses previously approved by the European Commission (the “SCCs”). We may use

SCCs as an alternative data transfer mechanisms. Further, on June 4, 2021, the European Commission adopted new SCCs under the GDPR for personal data transfers outside the EEA, which may require us to expend significant resources to update our contractual arrangements and to comply with such obligations. Further, data protection authorities may require measures to be put in place in addition to SCCs for transfers to countries outside of the EEA, as well as Switzerland and the United Kingdom.

Additionally, the relationship between the United Kingdom and the EU in relation to certain aspects of data protection law remains unclear following the United Kingdom’s exit from the EU, including with respect to regulation of data transfers between EU member states and the United Kingdom. On June 28, 2021, the European Commission announced a decision of “adequacy” concluding that the United Kingdom ensures an equivalent level of data protection to the GDPR, which provides some relief regarding the legality of continued personal data flows from the EEA to the United Kingdom. Some uncertainty remains, however, as this adequacy determination must be renewed after four years and may be modified or revoked in the interim. We cannot fully predict how the Data Protection Act, the GDPR, and other U.K. data protection laws or regulations may develop in the medium to longer term nor the effects of divergent laws and guidance regarding how data transfers to and from the United Kingdom will be regulated.

The GDPR and U.K. data privacy laws enhance data protection obligations for processors and controllers of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements and onerous new obligations on services providers. Other jurisdictions besides the United States, European Union, EEA and United Kingdom also have laws governing data privacy and security, such as Brazil’s Lei Geral de Proteção de Dados (LGPD), or are considering the adoption of new laws.

We are also subject to the Payment Card Industry (“PCI”) Data Security Standard, which is a standard designed to protect credit card account data as mandated by payment card industry entities. We rely on vendors to handle a significant portion of PCI matters applicable to our business and to help ensure PCI compliance. Despite our compliance efforts, we may become subject to claims that we have violated the PCI Data Security Standard based on past, present, and future business practices. Our actual or perceived failure to comply with the PCI Data Security Standard can subject us to fines, termination of banking relationships, and increased transaction fees.

The interpretation and application of many privacy and data protection laws are, and will likely remain, uncertain, and it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or product features. If so, in addition to the possibility of fines, lawsuits and other claims and penalties, we could be required to fundamentally change our business activities and practices or modify our products, which could harm our business. In addition to government regulation, privacy advocacy and industry groups may propose new and different self-regulatory standards that either legally or contractually apply to us. Any inability to adequately address privacy, data protection and data security concerns or comply with applicable privacy, data protection or data security laws, regulations, policies and other obligations could result in additional cost and liability to us, damage our reputation, inhibit sales and harm our business.

Our failure, and/or the failure by the various third-party service providers and partners with which we do business, to comply with applicable privacy policies or federal, state or similar international laws and regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in the unauthorized release of personal data or other user data, or the perception that any such failure or compromise has occurred, could adversely harm our brand and reputation, result in a loss of sellers, buyers or professional resellers, discourage potential sellers or buyers from trying our marketplace and/or result in fines and/or contract disputes and/or proceedings by governmental agencies and/or users, any of which could adversely affect our business, financial condition and results of operations.

Our failure to comply with existing laws, rules and regulations as well as changing laws, rules and regulations and other legal uncertainties, including as a result of lobbying by artists, teams and promoters, could adversely affect our business, financial condition and results of operations.

We are subject to a wide variety of statutes, rules, regulations, policies and procedures in various jurisdictions in the United States and abroad relating to the secondary ticketing marketplace, which are subject to change at any time, and which in some cases regulate the amount of transaction and other fees that they may be charged in connection with the ticket prices that may be charged for ticket resale services. New legislation of this nature is introduced from time to time in various (and is pending in certain) jurisdictions in which we operate. For example, several U.S. states and cities, Canadian provinces, the United Kingdom and certain European countries prohibit the resale of tickets at prices greater than the original face price (in the case of certain jurisdictions, without the consent of the venue) and/or prohibit the resale of tickets to certain types of events. Additionally, artists, teams and promoters may attempt to disrupt the resale ticket marketing through lobbying for such restrictions regarding resale policies or partnering with other resale marketplaces on an exclusive basis. Our failure to comply with these laws and regulations could result in fines and/or proceedings against us by governmental agencies and/or consumers, which if material, could adversely affect our business, financial condition and results of operations. In addition, the promulgation of new laws, rules and regulations that restrict or otherwise unfavorably impact the ability or manner in which we participate in the secondary ticketing marketplace would require us to change certain aspects of our business, operations and buyer and seller relationships to ensure compliance, which could decrease support for the resale market, and as a result could decrease demand for services, reduce revenue, increase costs and/or subject us to additional liabilities. Additionally, some jurisdictions prohibit the resale of event tickets at prices above the face value of the tickets or at all (sometimes referred to as anti-scalping laws) or highly regulate the resale of tickets, and new laws and regulations or changes to existing laws and regulations imposing these or other restrictions could limit or inhibit our ability to operate, or our users’ ability to continue to use, our platform.

We operate in international markets and are subject to risks associated with the legislative, judicial, accounting, regulatory, political and economic conditions specific to such markets, which could adversely affect our business, financial condition and results of operations.

We provide services in various jurisdictions abroad through a number of brands and businesses that we own and operate, and we expect to continue to expand our international presence. We face, and expect to continue to face, additional risks in the case of our existing and future international operations, including:

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political instability, adverse changes in diplomatic relations and unfavorable economic and business conditions in the markets in which we currently have international operations or into which we may expand, particularly in the case of emerging markets;

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more restrictive or otherwise unfavorable government regulation of the ticket resale industry, which could result in increased compliance costs and/or otherwise restrict the manner in which we provide services and the amount of related fees charged for such services;

•	complying with different (and sometimes conflicting) laws and regulatory standards related to payment processing and money transmission;

•	limitations on the enforcement of intellectual property rights, including limitations and challenges with enforcing online “clickwrap” agreements across multiple jurisdictions;

•	limitations on the ability of foreign subsidiaries to repatriate profits or otherwise remit earnings;

•	adverse tax consequences due both to the complexity of operating across multiple tax regimes as well as changes in, or new interpretations of, international tax treaties and structures;

•	expropriations of property and risks of renegotiation or modification of existing agreements with governmental authorities;

•	diminished ability to legally enforce our contractual rights in foreign countries;

•	limitations on technology infrastructure, which could limit our ability to migrate international operations to a common ticketing system;

•	lower levels of internet usage, credit card usage and consumer spending in comparison to those in the United States; and

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difficulties in managing operations and adapting to consumer desires due to distance, language and cultural differences, including issues associated with (i) business practices and customs that are common in certain foreign countries but might be prohibited by U.S. law and our internal policies and procedures, and (ii) management and operational systems and infrastructures, including internal financial control and reporting systems and functions, staffing and managing of foreign operations, which we might not be able to do effectively or cost-efficiently.

As we expand into new markets, these risks will be intensified and will have the potential to impact a greater percentage of our operations. While our ability to expand our international operations into new jurisdictions or further into existing jurisdictions will depend on limitations by federal, state and local statutes, rules, regulations, policies and procedures, such expansions will also depend in significant part, on our ability to identify potential acquisition candidates, joint venture or other partners, and enter into arrangements with these parties on favorable terms, as well as our ability to make continued investments to maintain and grow existing international operations. If the revenue generated by international operations is insufficient to offset expenses incurred in connection with the maintenance and growth of these operations, our business, financial condition and results of operations could be materially and adversely affected. In addition, in an effort to make international operations in one or more given jurisdictions profitable over the long term, significant additional investments that are not profitable over the short term could be required over a prolonged period.

In foreign countries in which we operate, a risk exists that our employees, contractors or agents could, in contravention of our policies, engage in business practices prohibited by applicable U.S. laws and regulations, such as the U.S. Foreign Corrupt Practices Act, as well as the laws and regulations of other countries prohibiting corrupt payments to government officials such as the U.K. Bribery Act 2010. We maintain policies prohibiting such business practices and have in place global anti-corruption compliance and training programs designed to ensure compliance with these laws and regulations. Nevertheless, the risk remains that one or more of our employees, contractors or agents, including those based in or from countries where practices that violate such U.S. laws and regulations or the laws and regulations of other countries may be customary, as well as those associated with newly-acquired businesses, will engage in business practices that are prohibited by our policies, circumvent our compliance programs and, by doing so, violate such laws and regulations. Any such violations, even if prohibited by our internal policies, could result in fines, criminal sanctions against us and/or our employees, prohibitions on the conduct of our business and damage to our reputation, which could adversely affect our business, financial condition and results of operations.

Our business also must be conducted in compliance with applicable economic and trade sanctions laws and regulations, such as those administered and enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of Commerce, the United Nations Security Council, and other relevant trade sanctions authorities, which prohibit or restrict transactions involving certain designated persons and certain designated countries or territories, including Cuba, Iran, North Korea, Syria, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, and the Crimea Region of Ukraine. Our global operations expose us to the risk of violating, or being accused of violating, economic and trade sanctions laws and regulations. Our failure to successfully comply with these laws and regulations may expose us to reputational harm as well as significant penalties, including criminal fines, imprisonment, civil fines, disgorgement of profits, injunctions, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. While we have implemented and continue to implement compliance measures and controls, including geoblocking and other restricted party screening measures as well as policies and procedures to promote and achieve compliance with economic and trade sanctions laws, we may have in the past, and could in the future, been in violation of such laws particularly as the scope of such laws are or may be unclear and subject to changing interpretations. Despite our compliance efforts and activities, we cannot assure compliance by our employees or representatives for which we may be held responsible, and any such violation could materially adversely affect our reputation, business, financial condition and results of operations.

Our platform might be used for illegal or improper purposes, all of which could expose us to additional liability, damage our brand and reputation, and harm our business.

Our platform remains susceptible to potentially illegal or improper uses by creators or attendees. Illegal or improper uses of our platform may include money laundering, terrorist financing, drug trafficking, illegal online gaming, other online scams, illegal sexually-oriented services, phishing and identity theft, prohibited sales of pharmaceuticals, fraudulent sale of goods or services, posting of unauthorized intellectual property, unauthorized uses of credit and debit cards or bank accounts and similar misconduct. Creators may also encourage, promote, facilitate or instruct others to engage in illegal activities. Despite measures we have taken to detect and lessen the risk of this kind of conduct, we cannot guarantee that these measures will stop all illegal or improper uses of our platform and such uses have occurred in the past. Our business could be harmed if creators use our system for illegal or improper purposes, which may expose us to liability as well as damage our brand and reputation, resulting in harm to our results of operations and future prospects. At the same time, if the measures we have taken to guard against these activities are too restrictive and inadvertently screen proper transactions, or if we are unable to apply and communicate these measures fairly and transparently, or we are perceived to have failed to do so, this could diminish the experience of creators and attendees, which could harm our business, financial condition, results of operations and future prospects.

We are subject to extensive governmental regulations, including with respect to privacy laws and protection of personal data or sensitive information, and our failure to comply with these regulations could adversely affect our business, financial condition and results of operations.

Our operations are subject to federal, state and local statutes, rules, regulations, policies and procedures, both domestically and internationally, which are subject to change at any time, governing matters such as:

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privacy laws and protection of personal data or sensitive information, as more particularly described above under the risk factor related to our processing, storage, use and disclosure of personal data or sensitive information;

•	consumer protection;

•	primary ticketing and ticket resale services;

•	intellectual property ownership and infringement;

•	enforceability of online “clickwrap” agreements across jurisdictions;

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compliance with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010 and similar regulations in other countries, and compliance with trade compliance and economic sanctions laws and regulations of the United States and applicable international jurisdictions as more particularly described above under the risk factor related to our international operations;

•	human health, safety and sanitation requirements;

•	working conditions, labor, minimum wage and hour, citizenship and employment laws;

•	sales and other taxes and withholding of taxes;

•	regulations on unfair competition;

•	billing and ecommerce;

•	telecommunication, digital content and mobile communications and media;

•	advertising and promotions;

•	payment processing and money transmission;

•	money laundering and the financing of terrorist activities; and

•	marketing activities via the telephone and online.

Our failure to comply with these laws and regulations could result in proceedings/fines against us by governmental agencies and private actions brought by consumers, which if material, could adversely affect our business, financial condition and results of operations. While we attempt to conduct our business and operations in a manner that we believe to be in compliance with such laws and regulations, there can be no assurance that a law or regulation will not be interpreted or enforced in a manner contrary to our current understanding of the law or regulation. In addition, the promulgation of new laws, rules and regulations could restrict or unfavorably impact our business, which could decrease demand for services, reduce revenue, increase costs and/or subject us to additional liabilities. New legislation could be passed that may adversely impact our business, such as provisions that have recently been proposed in various jurisdictions that would restrict ticketing methods, require the disclosure of the identity of buyers and sellers on our marketplace, and attack current policies governing season tickets for sports teams. Additionally, governmental regulations, such as the economic and trade sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control and European regulators, as well as U.S. and foreign export control and import laws and regulations, could restrict or limit our business activities in certain areas, prohibit us from transacting or dealing with certain restricted or sanctioned parties, or subject us to sanction for non-compliance, even if inadvertent.

From time to time, international, federal, state and local authorities and/or consumers may commence investigations, inquiries or litigation with respect to our compliance with applicable consumer protection, advertising, unfair business practice, antitrust (and similar or related laws) and other laws. Our businesses have historically cooperated with authorities in connection with these investigations and have satisfactorily resolved, or are in the process of resolving, material investigation, inquiry or litigation. For example, the StubHub business faces investigations and settlement agreements with various state attorneys general resulting from changes to its refund and cancellation policy in March 2020 during the start of the COVID-19 pandemic. In addition to investigations by certain attorneys general, there is an ongoing investigation by the U.S. Federal Trade Commission (“FTC”) that was commenced through the issuance of a civil investigative demand, in response to which we have provided information and documents related to our COVID-19 refund policy and practices.

Additionally, we are currently subject to an agreement with the CMA which governs, and in certain cases places limitations on, certain of our ticket resale practices on our U.K. website and which requires an annual independent review of compliance, the first of which was carried out and completed in October 2019 and will continue until 2023. In the case of antitrust (and similar or related) matters, any adverse outcome could limit or prevent us from engaging in the ticket resale business generally (or in a particular segment thereof) or subject us to potential damage assessments, all of which could adversely affect our business, financial condition and results of operations. For example, in connection with the StubHub Acquisition in February 2020, the CMA undertook an investigation of the transaction and concluded that the combination of StubHub and viagogo had resulted, or may be expected to result, in a substantial lessening of competition within the supply of uncapped secondary ticketing platform services for the resale of tickets to U.K. events. The CMA ultimately required us to undertake a divestiture of the international operations of the StubHub business. The final undertakings in connection with the StubHub Acquisition and the final report from the CMA relating to the divestiture of the StubHub international business were implemented in September 2021, allowing us to begin full operational integration of the two businesses. In connection with the approval of the StubHub Acquisition and closing of its investigation, the CMA accepted the final undertakings in connection with the divestiture, which provided certain measures for implementing the divestiture. The post-closing obligations imposed on us by the final undertakings include, among other things: (i) that we refrain from using the StubHub brand (including in advertisement text or in links to websites) to target customers (using geographic targeting mechanisms available on the search engine advertising platforms) based in North America seeking U.K. live events using paid search advertising (including Google and other search engines) for a period of five years from the closing of the divestiture on September 3,

2021 (the “Divestiture Closing Date”); (ii) that we refrain from relisting the original StubHub mobile app on the Apple and Google app stores outside of North America for a period of 10 years from the Divestiture Closing Date; (iii) that we implement a mechanism to redirect resellers or buyers of tickets to U.K. live events from our website to the website of the purchaser of the StubHub international business for a period of five years from the Divestiture Closing Date; (iv) that we refrain from listing any tickets to U.K. live events on the StubHub North America domains for a period of five years from the Divestiture Closing Date; (v) that we implement a mechanism to redirect all resellers or buyers who appear to be located in the United Kingdom based on location settings of the customer’s device from the original StubHub mobile app to the mobile app of the purchaser of the StubHub international business for a period of five years from the Divestiture Closing Date; and (vi) that we refrain from displaying any inventory for U.K. live events on the original StubHub mobile app for a period of five years from the Divestiture Closing Date. In addition, the post-closing obligations require us to appoint a monitoring trustee, subject to approval by the CMA, to oversee the website and mobile redirection mechanisms, at our cost, and to provide any access or information that the monitoring trustee may require for the duration of the redirection mechanisms. See “Business—StubHub Acquisition and U.K. Competition and Markets Authority Final Report” for additional information.

Failure to comply with applicable anti-money laundering laws and regulations could harm our business and result of operations.

Due to the risk of our platform being used for illegal or illicit activity, any perceived or actual breach of compliance by us with respect to anti-money laundering (“AML”) laws, rules, and regulations, including the Bank Secrecy Act, USA Patriot Act and Title 18 U.S.C. Sections 1956-57 and 1960, could have a significant impact on our reputation and could cause us to lose existing buyers and sellers, prevent us from obtaining new buyers and sellers, require us to expend significant funds to remedy civil and criminal problems caused by violations and to avert further violations and expose us to legal risk and potential liability that could have a material effect on our business. Several of these laws require certain companies to adopt an AML compliance program, including those companies that are characterized as a money services business or money transmitter. Moreover, many states have their own AML legal regulatory regimes and interpretations and applications of those legal principles are complex and varied. If the federal government or any state government took the position that we were a money services business or money transmitter, they could require us to register as such and obtain a money transmitter license.

While we maintain that we are not a money services business or money transmitter, we have voluntarily elected to adopt an AML compliance program to mitigate the risk of our platform being used for illegal or illicit activity and to help detect and prevent fraud. Our AML compliance program is designed to foster trust in our platform and services connecting buyers and sellers and also may mitigate our legal exposure should any federal or state regulator challenge our determination that we are not a money services business or money transmitter. Should a federal or state regulator make a determination that we have operated as an unlicensed money services business or money transmitter, we could be subject to civil and criminal fines, penalties, costs, legal fees, reputational damage or other negative consequences, all of which may have an adverse effect on our business, finances, and operations.

Our platform depends on third-party providers for payment processing and failure to comply with laws and regulations related to payments could harm our business and results of operations.

We have engaged third-party service providers, including our subsidiary YSG Safe Processing Ltd. in Malta, to process all payments made to purchase tickets through our platform. Our buyers make ticket purchases on our platform that are processed by one or more of our payment processing service providers, which include Braintree, PayPal, American Express, Mastercard, Visa, AIB, and Moneris in the United States and Canada, and YSG Safe Processing, Adyen, Paypal, Envoy and Payoneer in other countries in which our platform is accessible. Buyers in the United States may use various forms of payments and payment methods, such as credit cards, debit cards, PayPal, ApplePay, and Google Pay. Sellers in the United States are paid their earnings from ticket sales through PayPal using a third-party service provider, NoCheck. If these service providers do not perform adequately or if our relationships with these service providers were to terminate, our buyers’ and sellers’ ability to purchase tickets and make ticket sales could be adversely affected and our business would be harmed. In addition, if these providers increase the fees they charge us, our operating expenses could increase. Alternatively, if we respond by increasing the fees we charge to our sellers, some sellers may stop using our platform, stop listing their tickets for sale or even close their accounts altogether.

We rely upon third-party service providers to provide key components of our platform on our behalf, including payments processing and disbursement, compliance, identity verification, sanctions screening, and fraud analysis. If these service providers do not perform adequately, or if our relationships with these service providers were to change or terminate, it could negatively affect our sellers’ ability to receive payments, our buyers’ ability to complete purchases, and our ability to operate our platform, including maintaining certain compliance measures such as fraud prevention and detection tools. This could decrease revenue, increase costs, lead to potential legal liability, and negatively impact our brand and business. If we (or a third-party payment processor) suffer a security breach affecting payment card information, we could be subjected to fines, penalties and assessments arising out of state and federal regulatory enforcement, liability to consumers, the major card brands’ rules and regulations, contractual indemnification obligations or other obligations contained in user agreements and similar contracts, and we may lose our ability to accept card payments for our services and for ticket sales.

Further, our ability to expand our platform into additional countries is dependent upon the third-party service providers we use to support our services. As we expand the availability of our platform to additional markets or make new payment methods available to our sellers and buyers in the future, we may become subject to additional and evolving regulations and compliance requirements, and may be exposed to heightened fraud risk, which could lead to an increase in our operating expenses.

The laws and regulations related to payments are complex and vary across different jurisdictions in the United States and globally. Furthermore, changes in laws, rules and regulations have occurred and may occur in the future, which may impact our business practices. As a result, we are required to spend significant time and effort to comply with those laws and regulations and to ensure that we are complying with those laws and regulations. Any failure or claim of our failure to comply or any failure by our third-party service providers and partners to comply with such laws and regulations or other requirements, including the Payment Card Industry Data Security Standard (PCI-DSS), could divert substantial resources, result in liabilities or force us to stop offering our services, which will harm our business and results of operations.

For example, if we are deemed to be a money transmitter as defined by applicable regulation, we could be subject to certain laws, rules and regulations enforced by multiple authorities and governing bodies in the United States and numerous state and local agencies who may define money transmitter differently. For example, certain states may have a more expansive view of money transmitter. Additionally, outside of the United States, we could be subject to additional laws, rules and regulations related to the provision of payments and financial services, and as we expand into new jurisdictions, the foreign regulations and regulators governing our business that we are subject to will expand as well. If we are found to be a money transmitter under any applicable regulation and we are not in compliance with such regulations, we may be subject to fines or other penalties in one or more jurisdictions levied by federal or state or local regulators, including state Attorneys General, as well as those levied by foreign regulators. In addition to fines, penalties for failing to comply with applicable rules and regulations could include criminal and civil proceedings, forfeiture of significant assets, or other enforcement actions. We could also be required to make changes to our business practices or compliance programs as a result of regulatory scrutiny.

We are also subject to rules governing electronic funds transfers. Any change in these rules and requirements, including as a result of a change in our designation by major payment card providers, could make it difficult or impossible for us to comply and could require a change in our business operations. In addition, similar to a potential increase in costs from third-party providers described above, any increased costs associated with compliance with payment card association rules or payment card provider rules could lead to increased fees for us or our sellers, which may negatively impact payments on our platform and usage of our platform.

Whether a particular NFT is a “security” is subject to a high degree of uncertainty, and if we are unable to properly characterize an NFT offered on our platform, we may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties which may adversely affect our business, financial condition, and results of operations.

The SEC and its staff have taken the position that certain digital or “crypto” assets (which includes NFTs) fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given digital asset is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular digital asset as a security. Furthermore, the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff.

The classification of an NFT as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale and trading of such assets. For example, a digital asset that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in assets that are securities in the United States may be subject to registration with the SEC as a “broker” or “dealer.” Platforms that bring together purchasers and sellers to trade digital assets that are securities in the United States are generally subject to registration as national securities exchanges, or must qualify for an exemption, such as by being operated by a registered broker-dealer as an alternative trading system (“ATS”), in compliance with rules for ATSs. Persons facilitating clearing and settlement of securities may be subject to registration with the SEC as a clearing agency. Foreign jurisdictions may have similar licensing, registration, and qualification requirements.

With respect to the securities status of NFTs that we have offered and may offer in the future on our platform and to determine if and how an NFT can be posted on our platform, we will follow an internally developed model that will permit us to make a risk-based assessment regarding the likelihood that a particular NFT could be deemed a “security” within the meaning of the U.S. federal and/or state securities laws. This process will involve employees trained to identify the indicia of a “security” who will also work with outside legal counsel experienced in crypto asset regulatory matters to make a determination with respect to each NFT, or category of NFT, proposed to be posted on our platform. These processes and procedures are risk-based assessments and are not a legal standard or binding on regulators or courts. In the event an NFT or other digital asset is deemed by us, pursuant to the above analysis, to possess a reasonable likelihood of being deemed a security, we will either (a) transact in such digital assets offshore in a way that complies with applicable laws and regulations or (b) not transact in the subject NFT. Regardless of our conclusions, we could be subject to legal or regulatory action in the event the SEC, a state or foreign regulatory authority, or a court were to determine that an NFT posted and sold on our platform is a “security” under applicable laws. Because our platform is not registered or licensed with the SEC or foreign authorities as a broker-dealer, national securities exchange, or ATSs (or foreign equivalents), and we do not seek to register or rely on an exemption from such registration or license to facilitate the offer and sale of NFTs on our platform, we will only permit posting on our platform of those NFTs for which we determine there are reasonably strong arguments to conclude that the NFT is not a security. We believe that our process reflects a comprehensive and thoughtful analysis and is reasonably designed to facilitate consistent application of available legal guidance to digital assets to facilitate informed risk-based business judgment. However, we recognize that the application of securities laws to the specific facts and circumstances of digital assets may be complex and subject to change, and that a posting determination does not guarantee any conclusion under the U.S. federal securities laws. We expect our risk assessment policies will continuously evolve to take into account developments in case law, applicable facts, developments in technology, and changes in applicable regulatory schemes. These compliance efforts may occupy a significant amount of time for our management team, and we expect to incur ongoing material financial expenditures related to our compliance efforts in the evolving digital asset landscape.

There can be no assurances that we will properly characterize any given NFT as a security or non-security for purposes of determining whether our platform will allow the posting of such NFT, or that the SEC, foreign regulatory authority or a court, if the question was presented to it, would agree with our assessment. If the SEC, foreign regulatory authority or a court were to determine that an NFT offered, sold or traded by one of our customers on our platform is a security, our customer would not be able to offer such asset for trading until it was able to do so in a compliant manner, which would require significant expenditures by the customer. In addition, we or the customer could be subject to judicial or administrative sanctions for failing to offer or sell the digital asset in compliance with the registration requirements, or for acting as a broker, dealer, or national securities exchange without appropriate registration. Such an action could result in injunctions and cease and desist orders, as well as civil monetary penalties, fines, disgorgement, criminal liability and reputational harm, which could negatively impact our business, financial condition and results of operations.

Unfavorable outcomes in legal, regulatory and business disputes and proceedings, as well as unfavorable legislation, may adversely affect our business, financial condition and results of operations.

Our results may be affected by the outcome of pending and future governmental/regulatory investigations and litigation. Unfavorable rulings in our legal proceedings may have an adverse impact on us that may be significant depending on the nature of the rulings. In addition, we are currently, and from time to time in the future may be, subject to various other claims, investigations, legal and administrative cases and proceedings (whether civil or criminal) or lawsuits by governmental agencies or private parties. For example, we are currently defending a putative class action purporting that our StubHub business engaged in “drip pricing,” as further described in “Business—Legal Proceedings.” We have incurred significant legal expenses in connection with the defense of governmental/regulatory investigations and litigation in the past and may be required to incur additional expenses both now and in the future regarding such investigations and litigation. If the results of these investigations, proceedings or suits are unfavorable to us or if we are unable to successfully defend against third-party lawsuits, we may be required to pay monetary damages or may be subject to fines, penalties, injunctions or other censure, non-monetary penalties and/or potential follow-on civil claims from consumers, all of which could have an adverse effect on our business, financial condition and results of operations. Even if we adequately address the issues raised by an investigation or proceeding or successfully defend a third-party lawsuit or counterclaim, we may have to devote significant financial and management resources to address these issues, which could harm our business, financial condition and results of operations.

In addition to concerns related to network and data security, the collection, transfer, use, disclosure, security and retention of personal data or sensitive information and other user data are governed by existing and evolving federal, state and international laws, as described above. We have expended significant capital and other resources to keep abreast of the evolving privacy landscape. However, due to the changes in the data privacy regulatory environment, we may incur additional costs and challenges to our business that restrict or limit our ability to collect, transfer, use, disclose, secure, or retain personal data or sensitive information. These changes in data privacy laws may require us to modify our current or future services, programs, practices or policies, which may in turn impact the services available to our customers.

Additionally, some geographic markets regulate the secondary ticket market, such as by setting maximum resale prices, and any further regulation or unfavorable legislative outcomes imposing additional restrictions on ticket resales may adversely affect our industry and our business, financial condition and results of operations.

We are subject to taxation related risks in multiple jurisdictions.

We are a multinational company subject to tax in multiple US and foreign tax jurisdictions. Significant judgment is required in determining our global provision for income taxes, deferred tax assets or liabilities and in evaluating our tax positions on a worldwide basis. While we believe our tax positions are consistent with the tax laws in the jurisdictions in which we conduct our business, it is possible that these positions may be challenged by jurisdictional tax authorities, which may have a significant impact on our global provision for income taxes.

Tax laws are being re-examined and evaluated globally. New laws and interpretations of the law are taken into account for financial statement purposes in the quarter or year that they become applicable. Tax authorities are increasingly scrutinizing the tax positions of companies. Many countries in the European Union, as well as a number of other countries and organizations such as the Organization for Economic Cooperation and Development and the European Commission, are actively considering changes to existing tax laws that, if enacted, could increase our tax obligations in countries where we do business. These proposals include changes to the existing framework to calculate income tax, as well as proposals to change or impose new types of non-income taxes, including taxes based on a percentage of revenue. For example, several countries in the European Union have proposed or enacted taxes applicable to digital services, which includes business activities on social media marketplaces and online marketplaces, and would likely apply to our business. Many questions remain about the enactment, form and application of these digital services taxes. The interpretation and implementation of the various digital services taxes (especially if there is inconsistency in the application of these taxes across tax jurisdictions) could have a materially adverse impact on our business, results of operations and cash flows. Moreover, if the United States or other foreign tax authorities change applicable tax laws, our overall taxes could increase, and our business, financial condition and results of operations may be adversely impacted.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be materially adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes appearing elsewhere in this prospectus. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant estimates and assumptions involve those related to accruals for legal contingencies, estimated future event cancellations, the valuation of deferred income tax assets and uncertain tax positions, revenue recognition and related reserves, valuation of acquired intangible assets and goodwill, impairment of long-lived assets and indefinite-lived intangible assets, including goodwill, collection rates on receivables from sellers, useful lives of intangible assets and property and equipment, the fair value of derivatives and bifurcated derivatives, the fair value of preferred stock and the fair value of common stock and other assumptions used to measure stock-based compensation. Our results of operations may be materially adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our Class A common stock.

Our ability to use our net operating loss carryforwards may be limited.

Our ability to utilize our federal net operating loss carryforwards may be limited under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). These limitations apply if we experience an “ownership change,” which is generally defined as a greater than 50 percentage point change (by value) in the ownership of our equity by certain stockholders over a rolling three-year period. Similar provisions of state tax law may also apply to limit the use of our state net operating loss carryforwards. In addition, there may be periods during which the use of net operating loss carryforwards is suspended or otherwise limited. For example, in 2020, California generally suspended the use of California net operating loss carryforwards to offset taxable income in tax years beginning after 2019 and before 2023. Furthermore, under legislation enacted in 2017 and

2020, the deductibility of federal net operating loss carryforwards generated in taxable years beginning after December 31, 2017, is limited to 80% of taxable income in taxable years beginning after December 31, 2020. Accordingly, our ability to use our net operating loss carryforwards to offset taxable income may be subject to various limitations, which could adversely affect our results of operations. As of December 31, 2021, we had cumulative U.S. state net operating loss carryforwards of $412.0 million and U.S. federal and foreign net operating loss carryforwards of $691.6 million and $452.5 million, respectively. As a result, we established a valuation allowance against our U.S. and foreign net deferred tax assets of $299.7 million and $80.4 million, respectively, as of December 31, 2021.

Risks Relating to Information Technology, Cybersecurity and Intellectual Property

The success of our operations depends, in part, on the integrity of our systems and infrastructure, as well as affiliate and third-party computer systems, computer networks and other communication systems. System interruption and the lack of integration and redundancy in these systems and infrastructure may have an adverse impact on our business, financial condition and results of operations.

System interruption and the lack of integration and redundancy in the information systems and infrastructure, both of our own ticketing systems and other computer systems and of affiliate and third-party software, computer networks and other communications systems service providers on which we rely, may adversely affect our ability to operate websites, process and fulfill transactions, respond to customer inquiries and generally maintain cost-efficient operations. Similarly, due to our reliance on a network of technology systems, many of which are outside of our control, changes to interfaces upon which we rely or a reluctance of our counterparties to continue supporting our systems could lead to technology interruptions. Such interruptions could occur by virtue of natural disaster, malicious actions such as hacking or acts of terrorism or war, or human error. In addition, the loss of some or all of certain key personnel could require us to expend additional resources to continue to maintain our software and systems and could subject us to systems interruptions. The large infrastructure plant that is required to operate our systems requires an ongoing investment of time, money and effort to maintain or refresh hardware and software and to ensure it remains at a level capable of servicing the demand and volume of business that we receive. Failure to do so may result in system instability, degradation in performance, or unfixable security vulnerabilities that could adversely impact both the business and the consumers using our services. While we have backup systems for certain aspects of our operations, disaster recovery planning by its nature cannot be sufficient for all eventualities. In addition, we may not have adequate insurance coverage to compensate for losses from a major interruption. If any of these adverse events were to occur, it could adversely affect our business, financial condition and results of operations.

We rely on the Google Cloud Platform to deliver our platform to our customers, and any disruption of, or interference with, our use of the Google Cloud Platform could adversely affect our business, financial condition and results of operations.

Google Cloud Platform (“GCP”) is a third-party provider of cloud infrastructure services. We outsource substantially all of the infrastructure relating to our cloud-native platform to GCP. For our marketplace to operate effectively, our buyers and sellers need to be able to access our platform at any time, without substantial interruption or degradation of performance. Our platform depends, in part, on the virtual cloud infrastructure hosted in GCP. Although we have disaster recovery plans, any incident affecting GCP infrastructure that may be caused by fire, flood, severe storm, earthquake or other natural disasters, power loss, telecommunications failures, cyber-attacks, terrorist or other attacks, and other similar events beyond our control, could adversely affect our cloud-native platform. Additionally, GCP may experience threats or attacks from computer malware, ransomware, viruses, social engineering (including phishing attacks), denial of service or other attacks, employee theft or misuse and general hacking have become more prevalent in our industry, particularly against cloud-native services and vendors of security solutions. Any of these security incidents could result in unauthorized access to, damage to, disablement or encryption of, use or misuse of, disclosure of, modification of, destruction of, or loss of our data or our marketplace users’ data or disrupt our ability to provide our platform or service. A prolonged service disruption affecting our marketplace for any of the foregoing reasons would adversely impact our ability to serve our marketplace and could damage our reputation with current and potential buyers and sellers, expose us to liability, result in substantial costs for remediation, cause us to lose customers, or otherwise harm our business, financial condition, or results of operations. We may also incur significant costs for using alternative hosting sources or taking other actions in preparation for, or in reaction to, events that damage the GCP services we use.

Our commercial agreement with Google for GCP will remain in effect until the completion of its term or if terminated by Google or us for cause upon a breach of the agreement. Termination upon a material breach is subject to providing the breaching party prior notice and a cure period. In the event that our GCP service agreements are terminated, or there is a lapse of service, elimination of GCP services or features that we utilize, or damage to such facilities, we could experience interruptions in access to our platform as well as significant delays and additional expense in arranging for or creating new facilities or re-architecting our platform for deployment on a different cloud infrastructure service provider, which would adversely affect our business, financial condition and results of operations.

Cybersecurity risks, data loss or other breaches of our network security could materially harm our business and results of operations, and the processing, storage, use and disclosure of personal data or sensitive information could give rise to liabilities and additional costs as a result of governmental regulation, contract disputes, litigation and conflicting legal requirements relating to personal privacy rights and security of sensitive information.

Due to the nature of our business, we process, store, use, transfer and disclose certain personal data or sensitive information about our customers and employees. Penetration of our network or other misappropriation or accidental or intentional misuse of personal data or sensitive information and data, including credit card information and other personally identifiable information, could cause interruptions in our operations and subject us to increased costs, litigation, inquiries and actions from governmental authorities, customers, or business partners, and financial or other liabilities. In addition, data breaches, security incidents or the inability to protect information could lead to increased incidents of ticketing fraud and counterfeit tickets. Data breaches and security incidents could also significantly damage our reputation with sellers, buyers, professional resellers and other third parties, and could result in significant costs related to remediation efforts, such as credit or identity theft monitoring. Such incidents may occur in the future, resulting in unauthorized, unlawful, or inappropriate access to, inability to access, disclosure of, or loss of the sensitive, proprietary and confidential information that we handle.

Although we have developed systems and processes that are designed to protect customer and employee information and to prevent security breaches or incidents (which could result in data loss or other harm or loss), such measures cannot provide absolute security or certainty. It is possible that advances in computer and hacker capabilities, new variants of malware (including ransomware), the development of new penetration methods and tools (including phishing), inadvertent violations of company policies or procedures or other developments could result in a compromise of customer or employee information or a breach of the technology and security processes that are used to protect customer and employee information. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems may change frequently and as a result, may be difficult for our business to detect for long periods of time. In addition, despite our best efforts, we may be unaware of or unable to anticipate these techniques or implement adequate preventative measures. We have expended significant capital and other resources to protect against and remedy such potential security breaches, incidents and their consequences and will continue to do so in the future.

We also face risks associated with security breaches and incidents affecting third parties with which we are affiliated or with which we otherwise conduct business. In particular, hardware, software or applications we develop or procure from third parties may contain defects in design or manufacture and/or may pose a security risk that could unexpectedly compromise information security. Further, supply chain breaches based on vulnerabilities in such third party hardware, software, or applications are becoming more prevalent and we could become a victim of such attacks. Sellers, buyers and professional resellers are generally concerned with the security and privacy of the internet, and any publicized security problems affecting our businesses and/or third parties may discourage sellers, buyers or professional resellers from doing business with us, which could have an adverse effect on our business, financial condition and results of operations.

Laws in all states and U.S. territories, as well as many outside the United States (such as the GDPR), require businesses to notify affected individuals, governmental entities, and/or credit reporting agencies of certain security incidents affecting personal information. Such laws are inconsistent, and compliance in the event of a widespread security incident is complex and costly and may be difficult to implement. Our existing general liability and cyber liability insurance policies may not cover, or may cover only a portion of, any potential claims related to security breaches to which we are exposed or may not be adequate to indemnify us for all or any portion of liabilities that may be imposed. We also cannot be certain that our existing insurance coverage will continue to be available on acceptable terms or in amounts sufficient to cover the potentially significant losses that may result from a security incident or breach or that the insurer will not deny coverage of any future claim.

If we fail to adequately protect or enforce our intellectual property rights, our competitive position and our business could be materially adversely affected.

Our proprietary technologies and information, including our software, informational databases, and other components that make our services, are critical to our success, and we seek to protect our technologies and services through a combination of intellectual property rights, including trademarks, domain names, copyrights, trade secrets and patents, as well as through contractual restrictions with employees, customers, suppliers, affiliates and others. Despite our efforts, the steps we take to obtain, maintain, protect, and enforce our intellectual property rights may be inadequate, and it may be possible for third parties to copy or otherwise obtain and use our intellectual property without authorization. In addition, third parties may independently and lawfully develop services substantially similar to ours, duplicate our offerings, or design around our intellectual property rights. We currently hold several patents over technology used on the StubHub marketplace and have been granted trademark registrations with the U.S. Patent and Trademark Office and/or various foreign authorities for certain of our brands. While we have been issued patents and registered trademarks in the United States and other foreign jurisdictions, and have additional patent and trademark applications pending, there can be no assurance that our issued patents and registered trademarks will not be limited in scope or invalidated, or that our patent and trademark applications will result in issued patents and trademark registrations. Even if we continue to seek patent and trademark protection in the future, we may be unable to obtain or maintain patent protection for our technology or trademark registrations for our brands. In addition, any patents issued from pending or future patent applications or licensed to us in the future may not provide us with competitive advantages, or may be successfully challenged by third parties. Any of our patents, trademarks or other intellectual property rights may be challenged or circumvented by others or invalidated or held unenforceable through administrative processes, including re-examination, inter partes review, interference and derivation proceedings and equivalent proceedings in foreign jurisdictions (for example, opposition proceedings), cancellation proceedings, or litigation in the United States or in foreign jurisdictions.

Our use and registration of trademarks and domain names are subject to an exclusive license with the purchaser of certain rights, including the use of the StubHub name outside of North America, which materially limits our ability to market ourselves as StubHub outside of North America. Moreover, our ability to use certain patents and inventions is restricted by an exclusive license with the purchaser of certain rights, including the exclusive right to certain patents and inventions subsisting in the StubHub platform. The exclusive license is more particularly described above under the risk factor related to our necessary transition activities and covenants pursuant to the CMA final report and undertakings following the StubHub Acquisition.

We seek to protect our trade secrets and proprietary know-how and technology methods through confidentiality agreements and other access control measures. While we generally enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we share confidential information, we cannot assure you that these agreements will be effective in controlling access to, or preventing unauthorized distribution, use, misuse, misappropriation, reverse engineering, or disclosure of our proprietary information, know-how, and trade secrets. In addition, is it is possible that these agreements may not have been properly entered into on every occasion with the applicable counterparty, and if one of these agreements were found to be defective under applicable law, it may not have effectively granted ownership of certain technology or other intellectual property to us. Further, these agreements do not prevent our competitors or partners from independently developing offerings that are substantially equivalent or superior to ours. These agreements may be breached, and we may not have adequate remedies for any such breach. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets and know-how. Failure of such strategies to protect our technology or our intellectual property in the future could have an adverse impact on our business, financial condition and results of operations.

We cannot be certain that the measures we implement will prevent infringement, misappropriation or other violations of our intellectual property rights, particularly in foreign countries where the laws may not protect our proprietary rights as fully as they do in the United States. Further, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are constantly developing, uncertain, and may be applied or interpreted in ways that limit our ability to protect and enforce our rights. Moreover, policing unauthorized use of our technologies, trade secrets and intellectual property may be difficult, expensive, and time-consuming, particularly in foreign countries where the laws may differ or not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. Additionally, failure to comply with applicable procedural, documentary, fee payment, foreign filing license and other similar requirements with the U.S. Patent and Trademark Office and various similar foreign governmental agencies could result in abandonment or lapse of the affected patent, trademark or application. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating, or otherwise violating our intellectual property rights.

Moreover, a significant portion of our intellectual property has been developed by and/or acquired from third-parties. While we have conducted diligence with respect to such acquisitions, we cannot guarantee that our diligence efforts identified and/or remedied all issues related to such intellectual property, including potential ownership errors, potential errors during prosecution of such intellectual property, and potential encumbrances that could limit our ability to enforce such intellectual property rights.

Our failure to protect our intellectual property rights in a meaningful manner or challenges to our related contractual rights could result in erosion of our brand names or other intellectual property and could adversely affect our business, financial condition and results of operations. We may be required to spend significant resources to monitor and protect our intellectual property rights, and some violations may be difficult or impossible to detect. Litigation may be necessary in the future to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of proprietary rights claimed by others and such litigation could be costly, time-consuming, and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights, and, if such defenses, counterclaims, and countersuits are successful, we could lose valuable intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could impair the functionality of our platform, delay introductions of enhancements to our platform, result in our substituting inferior or more costly technologies into our platform, or harm our reputation and brand. In addition, we may be required to license additional technology from third parties to develop and market new platform features, which may not be on commercially reasonable terms, or at all, and would adversely affect our ability to compete. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business, financial condition and results of operations.

We cannot be certain that the operation of our business does not, or will not, infringe or otherwise violate the intellectual property rights of third parties. We have been subject, are currently subject, and may in the future be subject, to legal proceedings and claims alleging that we infringe or otherwise violate the intellectual property rights of third parties. Our success depends, in part, on our ability to develop and commercialize our platform and services without infringing, misappropriating, or otherwise violating the intellectual property rights of third parties. However, we may not be aware if our platform is infringing, misappropriating, or otherwise violating third-party intellectual property rights, and third parties may bring claims alleging such infringement, misappropriation, or violation. Because patent applications can take years to issue and are often afforded confidentiality for some period of time, there may currently be pending applications, unknown to us, that later result in issued patents that could cover one or more of our products and there is also a risk that we could adopt a technology without knowledge of a pending patent application, which technology would infringe a third-party patent once that patent is issued. Companies in the software and technology industries, including some of our current and potential competitors, are frequently subject to litigation based on allegations of infringement or other violations of intellectual property rights. Moreover, the law continues to evolve and be applied and interpreted by courts in novel ways that we may not be able to adequately anticipate, and such changes may subject us to additional claims and liabilities. In addition, certain companies and rights holders seek to enforce and monetize patents or other intellectual property rights they own, have purchased, or otherwise obtained. Many potential litigants, including some of our competitors, have the ability to dedicate substantial resources to assert their intellectual property rights and to defend claims that may be brought against them. Any litigation may also involve non-practicing entities or other adverse patent owners that have no relevant solution revenue, and therefore, our patent portfolio may provide little or no deterrence as we would not be able to assert our patents against such entities or individuals. In a patent infringement claim against us, we may assert, as a defense, that we do not infringe the relevant patent claims, that the patent is invalid or both. The strength of our defenses will depend on the patents asserted, the interpretation of these patents and our ability to invalidate the asserted patents. However, we could be unsuccessful in advancing non-infringement or invalidity arguments in our defense. In the United States, issued patents enjoy a presumption of validity, and the party challenging the validity of a patent claim must present clear and convincing evidence of invalidity, which is a high burden of proof. Conversely, the patent owner need only prove infringement by a preponderance of the evidence, which is a lower burden of proof.

We may face legal claims from artists, teams, event organizers, and promoters for trademark infringement in connection with the use of trademarks that identify ticketed events. Such trademark claims may result in restrictions regarding the resale of tickets and could adversely affect our ability to refer to events on our platform, which would adversely affect our business, financial condition and results of operations.

With respect to any intellectual property rights claim, we may have to seek a license to continue operations found to be in violation of such rights, which may not be available on favorable or commercially reasonable terms, if at all, and may significantly increase our operating expenses. Some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. If a third party does not offer us a license to its intellectual property on commercially reasonable terms, or at all, we may be required to develop, acquire or license alternative, non-infringing technology, which could require significant time (during which we would be unable to continue to offer our affected platform features), effort, and expense, and may ultimately not be successful. Any of these events would adversely affect our business, financial condition and results of operations.

Intellectual property claims, whether or not successful, could divert management time and attention away from our business and harm our reputation and financial condition. In addition, the outcome of litigation is uncertain, and third parties asserting claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief against us, which could require us to rebrand, redesign, or reengineer our marketplace, products or services, and/or effectively block or otherwise impair our ability to effectively distribute, market or sell our services. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on our business, results of operations or the market price of our common stock.

Our payments system depends on a limited number of third-party providers and is subject to risks that may harm our business.

We rely on a limited number of third-party providers to support our payment system, as our buyers primarily use credit cards to purchase tickets on our marketplace. If our third-party payment providers or any of their vendors do not operate well with our marketplace, our payments systems and our business could be adversely affected. If these providers do not perform adequately, determine certain types of transactions are prohibitive for any reason, or if our relationships with these providers, the bank or the payment card networks on which they rely were to terminate unexpectedly, buyers may find our marketplace more difficult to use. Such an outcome could harm the ability of sellers to use our marketplace, which could cause them to use our marketplace less and harm our business. Many of our third-party providers are able to terminate their agreements with us for convenience upon minimal notice. While we have access to alternative providers, any such termination could have a substantial adverse impact on the operation of our platform as we seek to migrate to alternative providers.

Our payment processing partners require us to comply with payment card network operating rules, which are set and interpreted by the payment card networks. The payment card networks could adopt new operating rules or interpret or re-interpret existing rules in ways that might prohibit us from providing certain services to some buyers or sellers, be costly to implement or difficult to follow. We are required to reimburse our payment processors for fines assessed by payment card networks if we, or buyers or sellers using our marketplace, violate these rules, such as our processing of various types of transactions that may be interpreted as a violation of certain payment card network operating rules. Changes to these rules and requirements, or any change in our designation by payment card networks, could require a change in our business operations and could result in limitations on or loss of our ability to accept payment cards, any of which could adversely impact our business.

Additionally, while we deploy sophisticated technology to detect fraudulent purchase activity, we may incur losses if we fail to prevent the use of fraudulent credit card information on transactions in the future. Fraud schemes are becoming increasingly sophisticated and common, and our ability to detect and combat fraudulent schemes may be adversely impacted by the adoption of new payment methods and new technology marketplaces. If we or our payment processing partners fail to identify fraudulent activity or are unable to effectively combat the use of fraudulent credit cards on our marketplace or if we otherwise experience increased levels of disputed credit card payments, our results of operations and financial positions could be materially adversely affected.

Finally, payment card networks and our payment processing partners could increase the fees they charge us for their services, which would increase our operating costs and reduce our margin. Any such increase in fees could also harm our business, results of operations and financial condition.

We currently, and plan in future to, incorporate technology from third parties into our platform, and our inability to procure and maintain rights to such technology could harm our business and results of operations.

We currently license, and may continue in future to license, software and other technology from third parties that we incorporate into or integrate with certain of our product offerings. We cannot be certain that our licensors are not infringing the intellectual property rights of third parties or that our licensors have sufficient rights to the licensed intellectual property in all jurisdictions in which we may sell access to our platform. In addition, such licenses may be non-exclusive, and therefore our competitors could also have access to the same technology licensed to us, and other licenses may be terminated by the counterparty for convenience without significant notice to us.’ If we are unable to continue to license any of this technology for any reason, our ability to develop and sell access to certain product offerings containing such technology could be harmed. Similarly, if we are unable to license technology from third parties now, or in the future, that we need in order to develop certain functionality on terms reasonably acceptable to us, we may be forced to acquire or develop alternative technology, which we may be unable to do in a commercially feasible manner, or at all, and we may be required to use alternative technology of lower quality or performance standards, or take a considerable amount of time to develop ourselves, which could adversely affect our business, financial condition and results of operations.

Our solutions utilize third-party open source software, which could negatively affect our ability to provide our marketplace to sellers and buyers and subject us to possible litigation, which could adversely affect our business.

Our marketplace contains software modules licensed to us by third-party authors under “open source” licenses, and we expect to continue to incorporate such open source software in our platform in the future. We also contribute to the open source developer community and encourage integration and development around our platform through our publicly available APIs. From time to time, companies that use third-party open source software have faced claims challenging the use of such open source software and compliance with the open source software license terms. We may be subject to suits by parties claiming ownership of what we believe to be open source software or claiming non-compliance with licensing terms. Some open source software licenses require end users who distribute or make available across a network software and services that include open source software to make publicly available all or part of such software (which in some circumstances could include valuable proprietary code). While we employ certain informal practices designed to monitor our compliance with third-party open source software licenses and protect our valuable proprietary source code, we may inadvertently use third-party open source software in a manner that exposes us to claims of non-compliance with the terms of the applicable license, including claims of intellectual property infringement or breach of contract. The terms of various open source licenses have generally not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our solutions. If portions of our proprietary software are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our solutions, or otherwise be limited in the licensing of our solutions, each of which could reduce or eliminate the value of our solutions. In addition to risks related to license requirements, use of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the functionality or origin of the software. Use of open source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to determine how to compromise our platform. Any of the foregoing could materially adversely affect our business, financial condition, competitive position, results of operations, and prospects.

Risks Relating to Our Financial Condition and Indebtedness

The agreements governing our indebtedness impose restrictions on us that limit the discretion of management in operating our business and that, in turn, could impair our ability to meet our obligations under our debt.

The agreements governing our credit facilities include restrictive covenants that, among other things, restrict our ability to:

•	incur additional debt;

•	make certain investments and acquisitions;

•	repurchase our stock and prepay certain indebtedness;

•	create liens;

•	enter into transactions with affiliates;

•	modify the nature of our business;

•	transfer and sell material assets;

•	merge or consolidate;

•	pay dividends and make distributions; and

•	make other payments in respect of our capital stock.

Our credit facilities include other restrictions. Our failure to comply with the terms and covenants of our indebtedness could lead to a default under the terms of the governing documents, which would entitle the lenders to accelerate the indebtedness and declare all amounts owed due and payable. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Cash Flows—Long-term Debt Obligations” for additional information.

As of December 31, 2021, our total indebtedness, excluding unamortized debt discounts and debt issuance costs of $68.4 million, was $2,416.8 million. We may incur significant additional indebtedness in the future.

Our substantial indebtedness could have adverse consequences, including:

•	making it more difficult for us to satisfy our obligations;

•	increasing our vulnerability to adverse economic, regulatory and industry conditions;

•	limiting our ability to obtain additional financing for future working capital, capital expenditures, acquisitions and other purposes;

•	requiring us to dedicate a substantial portion of our cash flow from operations to fund interest and principal payments on our debt, thereby reducing funds available for operations and other purposes;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	making us more vulnerable to increases in interest rates; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt.

We depend on the cash flows of our subsidiaries in order to satisfy our obligations.

We rely on distributions and loans from our subsidiaries to meet our payment requirements under our obligations. If our subsidiaries are unable to pay dividends or otherwise make payments to us, we may not be able to make debt service payments on our obligations. Subject to certain exceptions, each of our subsidiaries guarantees our indebtedness under our credit facilities. We conduct substantially all of our operations through our subsidiaries. Our operating cash flows and, consequently, our ability to service our debt are therefore principally dependent upon our subsidiaries’ earnings and their distributions of those earnings to us and may also be dependent upon loans or other payments of funds to us by those subsidiaries. In addition, the ability of our subsidiaries to provide funds to us may be subject to restrictions under our credit facilities and may be subject to the terms of such subsidiaries’ future indebtedness, as well as the availability of sufficient surplus funds under applicable law.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our indebtedness service obligations to increase significantly.

Interest rates have fluctuated and may fluctuate in the future. Our exposure to interest rate risk is influenced primarily by changes in interest rates on interest payments related to our credit facilities. We had $2,505.5 million outstanding under our term loans as of December 31, 2021. As interest rates increase, our debt service obligations on our variable rate indebtedness increase even though the amount borrowed remains the same, and our cash flows, including cash available for servicing our indebtedness, correspondingly decrease.

The United States has recently experienced historically high levels of inflation. According to the U.S. Department of Labor, the annual inflation rate for the United States was approximately 8.2% for the twelve month period ended September 30, 2022. The existence of inflation in the U.S. and global economy has and may continue to result in higher interest rates. Despite our interest rate risk management strategy put in place to mitigate the effects of the current high interest rate environment, these circumstances could have other important consequences to our business, financial condition and results of operations, including, but not limited to:

•	increasing vulnerability to, and reducing our flexibility to respond to, general adverse economic and industry conditions;

•	limiting flexibility in planning for, or reacting to, changes in our business and the competitive environment; and

•	limiting our ability to borrow additional funds and increasing the cost of any such borrowing.

We use interest rate derivatives, in the form of interest rate swaps, to manage our exposure to interest rate fluctuations. These interest rate swaps had the economic effect of offsetting the variable interest obligations associated with $2,200.0 million of our outstanding long-term debt obligations as of December 31, 2021, representing most of our variable interest obligations, so that the interest payable of such obligations effectively became fixed. As a result, we have not experienced meaningful increases in our costs related to our variable interest obligations. See the consolidated financial statements and related notes of StubHub Holdings included elsewhere in this prospectus for more information. We cannot assure you that our interest rate risk management strategy will counteract any increase. Although we believe our interest rate risk management strategy will continue to mitigate any potential material impacts on our business, financial condition and results of operations, we have the ability and may find it necessary to increase the fees charged to our platform users in order to increase our cash flows and fulfill our debt obligations if our interest rate derivatives are unable to counteract future interest rate increases, and such increase in fees could negatively impact our sales volume.

In addition, a transition away from the LIBOR or EURIBOR as a benchmark for establishing the applicable interest rate may affect the cost of servicing our debt under our credit facilities. The Financial Conduct Authority of the United Kingdom has announced that it plans to phase out LIBOR by the end of calendar year 2021. Although these borrowing arrangements provide for alternative base rates, such alternative base rates may or may not be related to LIBOR, and the consequences of the phase-out of LIBOR cannot be entirely predicted at this time. For example, if any alternative base rate or means of calculating interest with respect to our outstanding variable rate indebtedness leads to an increase in the interest rates charged, it could result in an increase in the cost of such indebtedness, impact our ability to refinance some or all of our existing indebtedness or otherwise have an adverse impact on our business, financial condition and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk” for additional information.

We may not be able to generate sufficient cash flows or raise the additional capital necessary to fund our operations.

Due to the COVID-19 pandemic, which has drastically changed the landscape of the sports and entertainment industries, we have experienced a significant decrease in our revenue and cash flows. As of December 31, 2021, we had cash and cash equivalents of $554.1 million available to us to fund our operating, investing and financing activities. Our revenue was $672.8 million, $35.6 million and $211.6 million for the years ended December 31, 2021, 2020 and 2019, respectively, and the net cash used in operating activities was $136.1 million, $252.4 million and $144.0 million for the years ended December 31, 2021, 2020 and 2019, respectively. During the year ended December 31, 2021, our primary source of generating liquidity was cash from debt and equity issuances. There is significant uncertainty regarding the extent and duration of the impact that the COVID-19 pandemic will have on our business, and we could exhaust our available financial resources sooner than we expect.

We may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. Our ability to obtain financing will depend on a number of factors, including:

•	general economic and capital market conditions, including as a result of the COVID-19 pandemic;

•	the length of the COVID-19 pandemic;

•	public perception regarding safety of large-scale events;

•	the availability of credit from banks or other lenders;

•	investor confidence in us; and

•	our results of operations.

We cannot assure you that our business will generate sufficient cash flow from operations, or that we will be able to obtain financing, in an amount sufficient to fund our operations or other liquidity needs. If we raise additional equity financing, our security holders may experience significant dilution of their ownership interests, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common stock.

If we need additional capital and cannot raise it on acceptable terms, if at all, we may not be able to, among other things:

•	develop and enhance our marketplace;

•	continue to invest in our technology development and marketing organizations;

•	hire, train and retain employees;

•	respond to competitive pressures or unanticipated working capital requirements; or

•	pursue acquisition opportunities.

Our inability to do any of the foregoing could reduce our ability to compete successfully and could have an adverse effect on our business.

Risks Relating to Ownership of Our Class A Common Stock

Our listing differs significantly from an underwritten initial public offering.

This listing is not an underwritten initial public offering of our Class A common stock. The listing of our Class A common stock on the Nasdaq Capital Market differs from an underwritten initial public offering in several significant ways, which include, but are not limited to, the following:

•

There are no underwriters. Consequently, prior to the opening of trading on the Nasdaq Capital Market, there will be no book building process and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the opening trades on the Nasdaq Capital Market. Therefore, buy and sell orders submitted prior to and at the opening of trading of our Class A common stock on the Nasdaq Capital Market will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an underwritten initial public offering. Moreover, there will be no underwriters assuming risk in connection with the initial resale of shares of our Class A common stock. Additionally, because there are no underwriters, there is no underwriters’ option to purchase additional shares to help stabilize, maintain, or affect the public price of our Class A common stock on the Nasdaq Capital Market immediately after the listing. In an underwritten initial public offering, the underwriters may engage in “covered” short sales in an amount of shares representing the underwriters’ option to purchase additional shares. To close a covered short position, the underwriters purchase shares in the open market or exercise the underwriters’ option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters typically consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares. Purchases in the open market to cover short positions, as well as other purchases underwriters may undertake for their own accounts, may have the effect of preventing a decline in the market price of shares. Given that there will be no underwriters’ option to purchase additional shares and no underwriters engaging in stabilizing transactions, there could be greater volatility in the public price of our Class A common stock during the period immediately following the listing. See also “—The public price of our Class A Common stock may be volatile, and could, upon listing on the Nasdaq Capital Market, decline significantly and rapidly. Market volatility may affect the value of an investment in our Class A common stock and could subject us to litigation;”

•

There is not a fixed or determined number of shares of Class A common stock available for sale in connection with the registration and the listing. Therefore, there can be no assurance that any Registered Stockholders or other existing stockholders will sell any of their shares of Class A common stock and there may initially be a lack of supply of, or demand for, shares of Class A common stock on the Nasdaq Capital Market. Alternatively, we may have a large number of Registered Stockholders or other existing stockholders who choose to sell their shares of Class A common stock in the near term, resulting in potential oversupply of our Class A common stock, which could adversely impact the public price of our Class A common stock once listed on the Nasdaq Capital Market;

•

None of our Registered Stockholders or other existing stockholders have entered into contractual lock-up agreements or other contractual restrictions on transfer. In an underwritten initial public offering, it is customary for an issuer’s officers, directors, and most or all of its other stockholders to enter into a 180-day contractual lock-up arrangement with the underwriters to help promote orderly trading immediately after such initial public offering. Consequently, any of our stockholders, including our Chief Executive Officer, our directors and officers who own our Class A common stock and other significant stockholders may sell any or all of their shares of Class A common stock or Class B common stock (upon conversion of any shares of Class B common stock into Class A common stock at the time of sale (subject to any restrictions under applicable law)) at any time, including immediately upon listing. If such sales were to occur in a significant volume in a short period of time following the listing, it may result in an oversupply of our Class A common stock in the market, which could adversely impact the public price of our Class A common stock. See also “—None of our stockholders are party to any contractual lock-up agreement or other contractual restrictions on transfer. Following our listing, sales of substantial amounts of our Class A common stock in the public markets or the perception that sales might occur, could cause the market price of our Class A common stock to decline;”

•

We will not conduct a traditional “roadshow” with underwriters prior to the opening of trading of our Class A common stock on the Nasdaq Capital Market. Instead, we intend to host an investor day and engage in certain other investor education meetings. In advance of the investor day, we will announce the date for such day over financial news outlets in a manner consistent with typical corporate outreach to investors. We will prepare an electronic presentation for this investor day, which we anticipate will have content similar to a traditional roadshow presentation, and will make a version of the presentation publicly available, without restrictions, on our website. There can be no guarantee that the investor day and other investor education meetings will have the same impact on investor education as a traditional “roadshow” conducted in connection with an underwritten initial public offering. As a result, there may not be efficient or sufficient price discovery with respect to our Class A common stock or sufficient demand among potential investors immediately after our listing, which could result in a more volatile public price of our Class A common stock;

•	We will not generate any net proceeds from the listing; and

•

We have agreed to indemnify the Registered Stockholders for certain claims arising in connection with sales under this prospectus. Large indemnity payments could adversely affect our business, financial condition, and results of operations.

Such differences from an underwritten initial public offering could result in a volatile market price for our Class A common stock and uncertain trading volume, which may adversely affect your ability to sell any Class A common stock that you may purchase

The public price of our Class A common stock may be volatile, and could, upon listing on the Nasdaq Capital Market, decline significantly and rapidly.

The listing of our Class A common stock and the registration of the Registered Stockholders’ shares of Class A common stock is a novel process that is not an underwritten initial public offering. We have engaged J.P. Morgan, Goldman Sachs & Co. LLC, Citigroup and BofA Securities to serve as our financial advisors. There will be no book building process and no price at which underwriters initially sell shares to the public to help inform efficient and sufficient price discovery with respect to the opening trades on the Nasdaq Capital Market. Pursuant to Nasdaq’s rules, once                 , in its capacity as our designated financial advisor to perform the functions under Nasdaq Rule 4120(c)(8), has notified Nasdaq that our shares of Class A common stock are ready to trade, Nasdaq will calculate the Current Reference Price for our shares of Class A common stock, in accordance with Nasdaq’s rules. If                  then approves proceeding at the Current Reference Price, Nasdaq will conduct price validation checks in accordance with Nasdaq Rule 4120(c)(8). As part of conducting such price validation checks, Nasdaq may consult with                  and other market participants (including the other financial advisors). Upon completion of such price validation checks, the applicable orders that have been entered will then be executed at such price and regular trading of our shares of Class A common stock on the Nasdaq Capital Market will commence. Under Nasdaq’s rules, the “Current Reference Price” means: (i) the single price at which the maximum number of orders to buy or sell our shares of Class A common stock can be matched; (ii) if more than one price exists under clause (i), then the price that minimizes the number of our shares of Class A common stock for which orders cannot be matched; (iii) if more than one price exists under clause (ii), then the entered price (i.e. the specified price entered in an order by a customer to buy or sell) at which our shares of Class A common stock will remain unmatched (i.e. will not be bought or sold); and (iv) if more than one price exists under clause (iii), a price determined by Nasdaq after consultation with J.P. Morgan, Goldman Sachs & Co. LLC, Citigroup and BofA Securities in their capacity as financial advisors. J.P. Morgan, Goldman Sachs & Co. LLC, Citigroup and BofA Securities will exercise any consultation rights only to the extent that they may do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M (to the extent applicable), or applicable relief granted thereunder.                  will determine when our shares of Class A common stock are ready to trade and approve proceeding at the Current Reference Price primarily based on consideration of volume, timing, and price. In particular,                  will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. If                  does not approve proceeding at the Current Reference Price (for example, due to the absence of adequate pre-opening buy and sell interest),                  will request that Nasdaq delay the open until such a time that sufficient price discovery has been made to ensure a reasonable amount of volume crosses on the opening trade. The length of such delay could vary greatly, from a short period of time such as one day, to a decision to not list our shares on the Nasdaq Capital Market at all. As a result, the absence of sufficient price discovery may result in delays in the opening of trading and, volatile prices and supply once trading commences. The opening public price may bear no relationship to the market price for our Class A common stock after our listing, and thus may decline below the opening public price.

Moreover, prior to the opening trade, there will not be a price at which underwriters initially sell shares of Class A common stock to the public as there would be in an underwritten initial public offering. The absence of a predetermined initial public offering price could impact the range of buy and sell orders collected by Nasdaq from various broker-dealers. Consequently, upon listing on the Nasdaq Capital Market, the trading price of our Class A common stock may be more volatile than in an underwritten initial public offering and could decline significantly and rapidly.

Furthermore, because of our listing process and the broad consumer awareness of StubHub and viagogo, individual investors may have a greater influence in setting the opening public price and subsequent public prices of our Class A common stock on the Nasdaq Capital Market and may have a higher participation in our listing than is typical for an underwritten initial public offering. This could result in a public price of our Class A common stock that is higher than other investors (such as institutional investors) are willing to pay. This could cause volatility in the trading price of our Class A common stock and an unsustainable trading price if the price of our Class A common stock significantly rises upon listing and institutional investors believe the shares of Class A common stock are worth less than retail investors, in which case the price of our Class A common stock may decline over time. Further, if the public price of our Class A common stock is above the level that investors determine is reasonable for our Class A common stock, some investors may attempt to short the Class A common stock after trading begins, which would create additional downward pressure on the public price of our Class A common stock.

The public price of our Class A common stock following the initial listing also could be subject to wide fluctuations in response to the risk factors described in this prospectus and others beyond our control. Furthermore, the stock markets recently have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, the COVID-19 pandemic, as well as general economic, political and market conditions such as recessions, military conflicts including the Russian invasion of Ukraine, interest rate changes or international currency fluctuations, may adversely impact the market price of our Class A common stock. These fluctuations may be even more pronounced in the trading market for our Class A common stock shortly following the listing of our Class A common stock on the Nasdaq Capital Market as a result of the supply and demand forces described above. If the market price of our Class A common stock after our listing does not exceed the opening public price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could harm our business.

Inflation may adversely affect us by increasing our costs.

Recently, inflation has increased throughout the U.S. economy. Inflation can adversely affect us by affecting corporate spending and discretionary consumer spending as a result of inflation’s impact to unemployment rates, interest rates, wages, fuel prices, and tax law changes, among others. We do not believe that inflation has had a material impact on our financial position or results of operations to date; however, we have experienced, and continue to experience, increases in the prices of labor and other costs of doing business. In an inflationary environment, cost increases may outpace our expectations, causing us to use our cash and other liquid assets faster than forecasted. If this happens, we may need to raise additional capital to fund our operations sooner than expected.

An active, liquid, and orderly market for our Class A common stock may not develop or be sustained. You may be unable to sell your Class A common stock at or above the price you bought them for.

We currently expect our Class A common stock to be listed and traded on the Nasdaq Capital Market. Prior to listing on the Nasdaq Capital Market, there has been no public market for our Class A common stock. Moreover, consistent with the federal securities laws in connection with our direct listing, we have not consulted with Registered Stockholders or other existing stockholders regarding their desire to sell shares in a public market or discussed with potential investors their intentions to buy our Class A common stock in the open market. While all of our Class A common stock may be sold after our initial listing on the Nasdaq Capital Market either by the Registered Stockholders pursuant to this prospectus or by our other existing stockholders in accordance with Rule 144 of the Securities Act, unlike an initial public offering, there can be no assurance that any Registered Stockholders or other existing stockholders will sell any or all of their shares of Class A common stock and there may initially be a lack of supply of, or demand for, our Class A common stock on the Nasdaq Capital Market. In the case of a lack of supply for our Class A common stock, the trading price of our Class A common stock may rise to an unsustainable level, particularly in instances where institutional investors may be discouraged from purchasing our Class A common stock because they are unable to purchase a block of our Class A common stock in the open market and individual investors have a greater influence in setting the trading price. In the case of a lack of demand for our Class A common stock, the trading price of our Class A common stock could decline significantly and rapidly after our listing. Therefore, an active, liquid, and orderly trading market for our Class A common stock may not initially develop or be sustained, which could significantly depress the public price of our Class A common stock and/or result in significant volatility, which could affect your ability to sell your Class A common stock.

We are controlled by our founder and CEO, whose interests in our business may be different than yours.

Mr. Baker, our founder and Chief Executive Officer, controls approximately        % of the combined voting power of our common stock. As a result, Mr. Baker has the ability to substantially control our company, including the ability to control the outcome of any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and stockholder amendments to our by-laws, and the approval of any merger or sale of substantially all of our assets. This concentration of ownership and voting power may also delay, defer, or even prevent an acquisition by a third party or other change of control of our company, and may make some transactions more difficult or impossible without the support of Mr. Baker, even if such events are in the best interests of minority stockholders. This concentration of voting power may have an adverse impact on the price of our Class A common stock. In addition, because each share of our Class B common stock has              votes per share on matters submitted to a vote of our stockholders, Mr. Baker will continue to control the outcome of matters submitted to stockholders so long as he holds                shares of Class B common stock, which represents        % of the outstanding shares of all our common stock outstanding. Moreover, in the future, we may decide to issue additional shares of Class B common stock, including upon the vesting and exercise or settlement of existing or future equity awards, to Mr. Baker or other employees or third parties. Any future issuance of Class B common stock would be dilutive to holders of Class A common stock and would have the effect of further increasing the voting power held by any individual or entity that receives such shares.

For additional information regarding the share ownership, you should read the section titled “Principal Stockholders.”

None of our stockholders are party to any contractual lock-up agreement or other contractual restrictions on transfer. Following our listing, sales of substantial amounts of our Class A common stock in the public markets or the perception that sales might occur, could cause the market price of our Class A common stock to decline.

In addition to the supply and demand and volatility factors discussed above, sales of a substantial number of shares of our Class A common stock into the public market, particularly sales by our directors, executive officers and principal stockholders, or the perception that these sales might occur in large quantities, could cause the market price of our Class A common stock to decline.

As of                , 2022, we have                shares of common stock outstanding, of which                are Class A common stock and                are Class B common stock, all of which are “restricted securities” (as defined in Rule 144).                of these shares of Class A common stock and                of these shares of Class B common stock (after being converted to Class A common stock) may be immediately sold either by the

Registered Stockholders pursuant to this prospectus or by our other existing stockholders under Rule 144 since such shares held by such other stockholders will have been beneficially owned by non-affiliates for at least one year. Moreover, once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) for 90 days and assuming the availability of certain public information about us, (i) non-affiliates who have beneficially owned our common stock for at least six months may rely on Rule 144 to sell their shares of common stock, and (ii) our directors, executive officers and other affiliates who have beneficially owned our common stock for at least six months, including certain of the shares of Class A common stock covered by this prospectus to the extent not sold hereunder, will be entitled to sell their shares of our common stock subject to volume limitations under Rule 144 and various vesting agreements.

Further, as of                , 2022, we had                options outstanding that, if fully exercised, would result in the issuance of shares of Class A common stock. Additionally, as of                 , 2022, we had                  RSUs outstanding that, upon vesting and settlement, would also result in the issuance of shares of Class A common stock. All of the shares of Class A common stock issuable upon the exercise of stock options and the settlement of RSUs will be registered for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance, subject to applicable vesting requirements and compliance by affiliates with Rule 144. Any such issuance of Class A common stock, including issuances of Class A common stock resulting from the exercise of outstanding stock options and the settlement of RSUs, would be dilutive to holders of Class A common stock. The amount of dilution could be substantial depending upon the size of the issuance or exercise. Additionally, the settlement of RSUs close in time to the completion of this listing may impact the volume of shares of Class A common stock available to the public market, which may result in increased price volatility. In connection with the completion of this listing, we expect to issue              shares of our Class A common stock subject to RSUs for which the time-based vesting condition was satisfied as of             , 2022, and for which the performance-based vesting condition will be satisfied upon the listing of our Class A common stock on Nasdaq pursuant to the RSU Plan. See “About this Prospectus” for additional information regarding the number of shares of Class A common stock and Class B common stock to be outstanding upon completion of this listing.

None of our stockholders are subject to any contractual lock-up or other contractual restriction on the transfer or sale of their shares.

We also may issue our capital stock or securities convertible into our capital stock from time to time in connection with a financing, acquisition, investments, or otherwise. Any such issuance of additional capital stock may cause stockholders to experience significant dilution of their ownership interest and the per share value of our Class A common stock to decline.

As a public company, we will be subject to additional requirements and regulations with respect to our accounting procedures and internal controls, which will make it more difficult and costly for us to produce timely and accurate financial statements.

After the listing of our shares of Class A common stock, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees, or as executive officers. In addition, stockholder activism and the level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional significant compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate. If we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions, and other regulatory action and potentially civil litigation.

We have identified material weaknesses in our internal control over financial reporting. If we experience material weaknesses in the future or otherwise fail to implement and maintain effective internal controls, we may not be able to accurately report our financial condition or results of operations which may adversely affect investor confidence in us and, as a result, the value of our Class A common stock.

As a result of becoming a public company, we will be required, under Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting beginning with our second Annual Report on Form 10-K. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the requirements of being a reporting company under the Exchange Act, including performing the evaluation needed to comply with Section 404, we will need to implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. Moreover, final undertakings associated with the StubHub Acquisition and the CMA final report were only recently implemented in September 2021, allowing us to begin full operational integration of the two businesses. We expect to spend significant time and resources designing, evaluating, testing and integrating the accounting procedures and internal controls of the combined businesses. Prior to the listing of our shares of Class A common stock, we have never been required to test our internal control over financial reporting within a specified period. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective.

In the course of preparing our financial statements as of December 31, 2020, material weaknesses were identified in our internal control over financial reporting. The material weaknesses identified relate to the following:

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we did not design or maintain an effective control environment commensurate with our financial reporting requirements; specifically, we did not maintain a sufficient complement of personnel with an appropriate degree of accounting knowledge, experience, and training to appropriately analyze, record and disclose accounting and reporting requirements; and

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we did not effectively design and maintain effective controls in response to the risks of material misstatement; specifically, changes to existing controls or the implementation of new controls have not been sufficient to respond to changes to the risks of material misstatement to financial reporting.

These material weaknesses contributed to the following additional material weaknesses:

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we did not design and maintain formal accounting policies, procedures and controls over significant accounts and disclosures to achieve complete, accurate and timely financial accounting, reporting and disclosures, including segregation of duties and adequate controls related to the preparation and review of journal entries and account reconciliations; and

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we did not design and maintain controls over the accounting for revenue and associated reserves, stock-based compensation, income taxes, foreign currency translation, derivatives, acquisitions and the preparation of the financial statements including the statement of cash flows and related disclosures.

The material weaknesses described above resulted in audit adjustments to revenue and associated reserves, stock-based compensation, income taxes, other income (expense), other comprehensive loss, goodwill, acquisition-related costs and classification of financial statement accounts which were not material and have been recorded in the financial statements for the years ended December 31, 2020 and 2019, respectively. Additionally, these material weaknesses could result in a misstatement of substantially all of our accounts or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

In addition to the above, we did not design and maintain effective controls over IT general controls for information systems that are relevant to the preparation of the consolidated financial statements. Specifically, we did not design and maintain: (i) program change management controls for financial systems to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately, (ii) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate personnel, (iii) computer operations controls to ensure that critical batch jobs are monitored and data backups are authorized and monitored, and (iv) testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements. These IT deficiencies did not result in any misstatements to the financial statements; however, the deficiencies, when aggregated, could impact our ability to maintain effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected on a timely basis. Accordingly, we have determined these deficiencies in the aggregate constitute a material weakness.

We are in the process of establishing a plan to remediate these material weaknesses. Once we begin an implementation plan, the remediation measures will be ongoing, and although not all inclusive, we expect the remediation measures to include hiring additional accounting and financial reporting personnel and implementing additional policies, procedures and controls, all of which will cause us to incur additional costs. We plan to perform a risk assessment and identify control activities to be implemented in response to the identified risks, which will include to take actions to improve our IT general controls, segregation of duties controls, period-end financial reporting controls, journal entry controls and additional procedures and controls within the areas of revenue and associated reserves, stock-based compensation, income taxes, derivatives accounting, foreign currency translation, acquisition accounting and the preparation for the financial statements including the statement of cash flows and related disclosures. In addition, we have engaged a third-party provider to help us assess and improve our internal controls in preparation for compliance with the Sarbanes-Oxley Act. When we are satisfied these internal controls associated with the material weaknesses have operated within our business for a sufficient period of time, we will determine if we have remediated our material weaknesses. We have not been required to provide a management assessment of internal controls under section 404(a) of the Sarbanes-Oxley Act. It is possible that if we had a 404(a) assessment, additional material weaknesses may have been identified. Additionally, our registered independent public accounting firm has not been engaged to perform an audit of our internal controls over financial reporting.

In the future, it is possible that additional material weaknesses may be identified that we may be unable to remedy before the requisite deadline for those reports. Our ability to comply with the annual internal control reporting requirements will depend on the effectiveness of our financial reporting and data systems and controls across our company. Any weaknesses or deficiencies or any failure to implement required new or improved controls, or difficulties encountered in the implementation or operation of these controls, could harm our operating results and cause us to fail to meet our financial reporting obligations, or result in material misstatements in our consolidated financial statements, which could adversely affect our business and reduce our stock price.

If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness in our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

When we cease to be an “emerging growth company” as defined under the JOBS Act, our auditors will be required to express an opinion on the effectiveness of our internal control over financial reporting, unless we are then eligible for any other exemption from such requirement. If we are unable to confirm that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our Class A common stock to decline.

We cannot predict the impact our capital structure and the concentrated control by Mr. Baker may have on our stock price or our business.

We cannot predict whether our multiple share class capital structure, combined with the concentrated control by Mr. Baker, our founder and Chief Executive Officer, will result in a lower trading price or greater fluctuations in the trading price of our Class A common stock, or will result in adverse publicity or other adverse consequences. In addition, some indices are considering whether to exclude companies with multiple share classes from their membership. For example, in July 2017, FTSE Russell, a provider of widely followed stock indices, stated that it plans to require new constituents of its indices to have at least five percent of their voting rights in the hands of public stockholders. In addition, in July 2017, S&P Dow Jones, another provider of widely followed stock indices, stated that companies with multiple share classes will not be eligible for certain of their indices. As a result, our Class A common stock will likely not be eligible for these stock indices. We cannot assure you that other stock indices will not take a similar approach to FTSE Russell or S&P Dow Jones in the future. Exclusion from indices could make our Class A common stock less attractive to investors and, as a result, the market price of our Class A common stock could be adversely affected.

We are exempt from certain corporate governance requirements since we are a “controlled company” within the meaning of Nasdaq rules, and as a result our stockholders do not have the protections afforded by these corporate governance requirements.

Mr. Baker, our founder and Chief Executive Officer, controls more than 50% of our combined voting power. As a result, we are considered a “controlled company” for the purposes of Nasdaq rules and corporate governance standards, and therefore we are permitted to, and we intend to, elect not to comply with certain corporate governance requirements of Nasdaq, including those that would otherwise require our board of directors to have a majority of independent directors and require that we either establish Compensation and Nominating and Corporate Governance Committees, each comprised entirely of independent directors, or otherwise ensure that the compensation of our executive officers and nominees for directors are determined or recommended to the board of directors by the independent members of the board of directors. Accordingly, holders of our Class A common stock do not have the same protections afforded to stockholders of companies that are subject to all of the rules and corporate governance standards of Nasdaq, and the ability of our independent directors to influence our business policies and affairs may be reduced. We expect to remain a controlled company until Mr. Baker no longer controls more than 50% of our combined voting power. See “Management—Controlled Company.”

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our Class A common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the listing of our shares of Class A common stock may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

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authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights and preferences determined by our board of directors that may be senior to our Class A common stock;

•	the ability of stockholders to act by written consent only as long as holders of our Class B common stock hold at least 50% of the voting power of our capital stock;

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specify that from and after the date that holders of our Class B common stock hold less than 50% of the voting power of our capital stock, special meetings of our stockholders can be called only by our board of directors, the chairperson of our board of directors or our chief executive officer;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors; and

•	prohibit cumulative voting in the election of directors.

These provisions may disrupt or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law (the “DGCL”), which generally, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder. Any delay or prevention of a change of control transaction or changes in our management could cause the market price of our Class A common stock to decline.

These exclusive forum provisions may (i) increase the costs for an investor and/or (ii) limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition, and results of operations.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law.

In addition, as permitted by Section 145 of the DGCL, our amended and restated bylaws to be effective upon the listing of our shares of Class A common stock and our indemnification agreements that we have entered into with our directors and officers will provide that:

•	We will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	We may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

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We are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

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We will not be obligated pursuant to our amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our board of directors or brought to enforce a right to indemnification.

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The rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons.

We may not retroactively amend our amended and restated bylaw provisions to reduce our indemnification obligations to directors, officers, employees and agents.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our Class A common stock less attractive to investors. In addition, if we cease to be an emerging growth company, we will no longer be able to use the extended transition period for complying with new or revised accounting standards.

We will remain an emerging growth company until the earliest of: (1) the last day of the fiscal year following the fifth anniversary of the listing of our Class A common stock on the Nasdaq Capital Market; (2) the last day of the first fiscal year in which our annual gross revenue is $1.07 billion or more; (3) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities; and (4) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates.

We cannot predict if investors will find our Class A common stock less attractive if we choose to rely on these exemptions. For example, if we do not adopt a new or revised accounting standard, our future results of operations may not be comparable to the results of operations of certain other companies in our industry that have adopted such standards. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock, and our stock price may be more volatile.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States of America as the exclusive forums for substantially all disputes between us and our stockholders, which will restrict our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation will provide that, unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware, or the Court of Chancery, is the exclusive forum for the following types of actions, suits or proceedings: any derivative action, suit or proceeding brought on our behalf, any action, suit or proceeding asserting a claim of breach of fiduciary duty owed by a current or former director, officer or other employee or stockholder of the Corporation, any action, suit or proceeding asserting a claim against us arising under the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws (as either may be amended or restated) or as to which the Delaware General Corporation Law confers exclusive jurisdiction on the Court of Chancery, and any action, suit or proceeding asserting a claim against us that is governed by the internal affairs doctrine. If the Court of Chancery does not have subject matter jurisdiction thereof, such actions, suits or proceedings shall be brought in the federal district court of the District of Delaware or other state courts of the State of Delaware. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act or any other claim for which the federal courts of the United States have exclusive jurisdiction. We cannot be certain that a court would enforce such a provision. In addition, while the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive forum provisions may (i) increase the costs for an investor and/or (ii) limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition, and results of operations.

General Risk Factors

Our business may be materially and adversely affected by the occurrence of extraordinary events, such as terrorist attacks, military conflicts, disease epidemics or pandemics, severe weather events and natural disasters.

The occurrence and threat of extraordinary events, such as terrorist attacks, intentional or unintentional mass-casualty incidents, military conflicts including Russia’s recent invasion of Ukraine, public health concerns such as contagious disease epidemics or pandemics, natural disasters, including fires and earthquakes, or similar severe weather events, may deter artists from touring, teams from holding games and/or substantially decrease the use of and demand for our services, which may decrease our revenue or expose us to substantial liability. Terrorism and security incidents in the past, military actions in foreign locations, periodic elevated terrorism alerts and fears from publicized contagious disease epidemics and pandemics have raised numerous challenging operating factors, including public concerns regarding air travel, military actions and additional national or local catastrophic incidents, causing a nationwide disruption of commercial and leisure activities. In the event of actual or threatened terrorism events, some artists may refuse to travel or book tours, which could adversely affect our business. Attendance at events may decline due to fears over terrorism, which could adversely impact our operating results. The occurrence of these events may deter buyers from attending and purchasing tickets to sports, concerts, theater and other live events, which could adversely impact our business and financial performance.

Moreover, performers, venues, teams or promoters may decide to cancel sports, concerts, theater and other live events due to social distancing requirements, such as those imposed in response to the COVID-19 pandemic, or due to severe weather events, natural disasters or military conflicts. Cancellations of events can adversely affect our financial performance, as a result of lower GMS processed on our platform and fee and ticket refunds or credits that we provide to buyers in connection with canceled events.

Because we do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.

You should not rely on an investment in our Class A common stock to provide dividend income. While we declared and paid a cash dividend on our common stock in 2018, we do not intend to declare or pay a cash dividend on our Class A common stock. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of any existing or future debt agreements may preclude us from paying dividends. For example, our credit facilities restrict us from making certain dividend payments. As a result, capital appreciation, if any, of our Class A common stock will be your sole source of gain for the foreseeable future. Investors seeking cash dividends should not purchase our Class A common stock.

The public price of our Class A common stock, upon listing on the Nasdaq Capital Market, may have little or no relationship to the historical sales prices of our capital stock in private transactions.

Prior to listing on the Nasdaq Capital Market, there has been no public market for our Class A common stock. In the section titled “Sale Price History of Our Common Stock,” we have provided the historical sales prices of our Class A common stock and Class C common stock in private transactions. However, this information may have little or no relation to broader market demand for our Class A common stock and thus the initial public price of our Class A common stock on the Nasdaq Capital Market once trading begins. As a result, you should not place undue reliance on these historical sales prices as they may differ materially from the opening public prices and subsequent public prices of our Class A common stock on the Nasdaq Capital Market. For more information about how the initial listing price on the Nasdaq Capital Market will be determined, see “Plan of Distribution.”

If our operating and financial performance in any given period does not meet any guidance that we provide to the public, the market price of our Class A common stock may decline.

We may, but are not obligated to, provide public guidance on our expected operating and financial results for future periods. Any such guidance will be comprised of forward-looking statements subject to the risks and uncertainties described in this prospectus and in our other public filings and public statements. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic uncertainty. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of our Class A common stock may decline. Even if we do issue public guidance, there can be no assurance that we will continue to do so in the future.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company, which we expect to further increase after we are no longer an “emerging growth company.” The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, Nasdaq rules, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. These forward-looking statements reflect our current views with respect to, among other things, future events and our future business, financial condition and results of operations. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” or the negative version of those words or phrases or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not statements of historical fact, and are based on current expectations, estimates and projections about our industry as well as certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	the impact of the COVID-19 pandemic, or the end of the COVID-19 pandemic, on our business and the industries in which we operate;

•	the extent to which live sporting events may increase following the end of the COVID-19 pandemic;

•	the benefits of the StubHub Acquisition and our ability to successfully integrate the StubHub and viagogo business operations;

•	the impact of extraordinary events or adverse economic conditions on discretionary consumer and corporate spending or on the supply and demand of live events;

•	our ability to compete in the ticketing industry against current or future competitors;

•	our ability to maintain relationships with buyers, sellers and distribution partners;

•	the demand for tickets on our platform;

•	our ability to continue to improve our platform and maintain and enhance our brand;

•	our ability to rely on third-party platforms to distribute our applications;

•	our ability to comply with domestic regulatory regimes;

•	our ability to successfully defend against litigation;

•	the effects of seasonal trends on our results of operations;

•	our ability to maintain the integrity of our information systems and infrastructure, and to mitigate possible cybersecurity risks;

•	our ability to generate sufficient cash flows or raise additional capital necessary to fund our operations;

•	our ability to effectively manage our exposure to fluctuations in foreign currency exchange rates and rising inflation rates;

•	the increased expenses associated with being a public company; and

•	our ability to attract and retain a qualified management team and other team members while controlling our labor costs.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. And while we believe such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information, actual results, revised expectations, or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

MARKET AND INDUSTRY DATA

This prospectus includes estimates regarding market and industry data. Unless otherwise indicated, information concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity and market size, are based on our management’s knowledge and experience in the markets in which we operate, together with currently available information obtained from various sources, including publicly available information, industry reports and publications, surveys, our customers, trade and business organizations and other contacts in the markets in which we operate. Certain information is based on management estimates, which have been derived from third-party sources, as well as data from our internal research.

In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. While we believe the estimated market and industry data included in this prospectus is generally reliable, such information is inherently uncertain and imprecise. Market and industry data is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of such data. In addition, projections, assumptions and estimates of the future performance of the markets in which we operate are necessarily subject to uncertainty and risk due to a variety of factors, including those described in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us.

The source of certain statistical data, estimates and forecasts contained in this prospectus are the following independent industry publications or reports:

•	Bloomberg, Consumers Saved $2.9 Trillion During the Pandemic. Their Money Will Drive the Global Recovery, 2021.

•

CoLab Group, StubHub Brand Study conducted on Qualtrics, 2021. The StubHub Brand Study, which we commissioned, included quantitative and qualitative analysis of the top industry brands, encompassing responses from 2,036 individuals. The StubHub Brand Study ranked the most aided brand awareness in the United States based on the question “Which of the following brands have you heard of?” while showing the individual seven of the top industry brands.

•	Dave Brooks as appears in Billboard, 2017.

•	Ed Christman as appears in Billboard, 2020.

•	Expedia Group and the Center for Generational Kinetics, Generations on the Move, 2018.

•	IBISWorld, Sports Franchises in the US, 2021.

•	L.E.K. Consulting, Experiences With Character: The New Leisure Economy, 2019.

•	Music Industry Research Association and the Princeton University Survey Research Center, Inaugural Music Industry Research Association (MIRA) Survey of Musicians, 2018.

•	PredictHQ, When US Events Will Return to Pre-Pandemic Levels and Which States are Recovering the Fastest: Leading Demand Indicators Report for July 2021, 2021.

•	The Wall Street Journal, College Football’s Growing Problem: Empty Seats, 2018.

The content of the above sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein.

USE OF PROCEEDS

The Registered Stockholders may, or may not, elect to sell shares of our Class A common stock covered by this prospectus. To the extent any Registered Stockholder chooses to sell shares of our Class A common stock covered by this prospectus, we will not receive any proceeds from any such sales of our Class A common stock. See “Principal and Registered Stockholders.”

DIVIDEND POLICY

We declared a dividend of $286.1 million on October 11, 2018 for the holders of our Class A common stock, Class B common stock and Class C common stock, of which $277.5 million was paid in 2018, $5.2 million was paid in 2019, $0.1 million was paid in 2020, and no amount was paid in 2021. The remaining amount of $3.3 million was recorded within accrued expenses and other current liabilities on the consolidated balance sheets as of December 31, 2021, 2020 and 2019. We do not currently anticipate paying any additional dividends on our Class A common stock or Class B common stock. Any declaration and payment of future dividends to holders of our Class A common stock or Class B common stock will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, the provisions of Delaware law affecting the payment of dividends and distributions to stockholders and other considerations that our board of directors may deem relevant. In addition, our ability to pay cash dividends is currently restricted by the terms of our outstanding debt instruments. See “Risk Factors—Risks Relating to Ownership of Our Class A Common Stock—Because we do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.” Future agreements governing our indebtedness may also further limit our ability to pay dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, and our capitalization as of December 31, 2021 as follows:

•	on an actual basis; and

•

on a pro forma basis to give effect to the Existing Preferred Stock Conversion, Reclassification, the RSU Settlement, and filing and effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws in connection with the effectiveness of the registration statement of which this prospectus forms a part.

You should read this information in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus and the “Summary Consolidated Financial and Operating Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus.

	As of December 31, 2021
	Actual	Pro Forma
	(in thousands, except share and per share data)
Cash and cash equivalents	$554,060	$
Revolving credit facility	—
Long-term debt	2,437,050

Redeemable preferred stock, par value $0.001 per share; 28,000,000 shares authorized, actual; authorized, pro forma; 495,000 shares issued and outstanding, actual; and shares issued and outstanding, pro forma	473,525
Stockholders’ deficit:
Class A common stock, par value $0.001 per share; 65,000,000 shares authorized, actual; shares authorized, pro forma; 54,806,158 shares issued and outstanding, actual; and shares issued and outstanding, pro forma	55
Class B common stock, par value $0.001 per share; 10,000,000 shares authorized, actual; shares authorized, pro forma; 4,950,000 shares issued and outstanding, actual; and shares of issued and outstanding, pro forma	5
Class C common stock, par value $0.001 per share; 3,215,435 shares authorized, actual; no shares authorized, pro forma; 865,756 shares issued and outstanding, actual; and no shares issued and outstanding, pro forma	1

Additional paid-in capital	2,234,422
Accumulated other comprehensive income	42,714
Accumulated deficit	(1,614,543)

Total stockholders’ equity	662,654

Total capitalization	$3,573,229	$

The number of shares of our Class A common stock and Class B common stock outstanding as of December 31, 2021 excludes:

•

1,416,726 shares of Class A common stock issuable upon exercise of stock options outstanding as of December 31, 2021, with a weighted average exercise price of $25.32 per share, pursuant to the 2015 Plan;

•

1,879,402 shares of Class A common stock issuable upon settlement of RSUs, outstanding as of December 31, 2021, for which the time-based and liquidity-based vesting conditions had not been satisfied as of such date, pursuant to the RSU Plan;

•

                shares of Class A common stock reserved for issuance under the 2022 Plan, which will become effective on the day prior to the first public trading date of our Class A common stock, as well as any future increases in the number of shares of Class A common stock reserved for issuance under the 2022 Plan; and

•

                 shares of Class A common stock reserved for issuance under our ESPP, which will become effective on the day prior to the first public trading date of our Class A common stock, as well as any future increases in the number of shares of Class A common stock reserved for issuance under the ESPP.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with the section titled “Prospectus Summary—Summary Consolidated Financial and Operating Information” as well as the historical consolidated financial statements and related notes of StubHub Holdings as of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021 and the historical combined financial statements and related notes of the StubHub Legacy Business, a business of eBay, as of and for the years ended December 31, 2019 and 2018, in each case, included elsewhere in this prospectus.

As a wholly-owned subsidiary of StubHub Holdings, the financial and operating results of StubHub are included in our consolidated financial results and other metrics from February 13, 2020 (the date of acquisition). The historical financial and operating results of the StubHub Legacy Business for the year ended December 31, 2019 represent the results of StubHub Legacy Business, which was prior to the date of acquisition. As described in Note 2 to the audited combined financial statements of the StubHub Legacy Business included elsewhere in this prospectus, the combined financial statements of the StubHub Legacy Business have been prepared in accordance with GAAP on a standalone basis and are derived from the consolidated financial statements and accounting records of eBay. The combined financial statements of the StubHub Legacy Business represent a portion of eBay’s business, which was not a separate legal entity, as if the operations of the StubHub Legacy Business had been conducted independently from eBay in order to present only the historical financial information of the economic activities that comprise the StubHub Legacy Business. The historical financial and operating results of the StubHub Legacy Business have been prepared using eBay’s historical accounting basis, which is generally not comparable to StubHub Holdings.

Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the sections titled “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We believe we operate the largest global marketplace where fans can buy and sell tickets to live events.*

Our marketplace is built for fans. We believe that everyone is a fan, whether of sports, music, theater, comedy or other genres that shape and define our culture. Our fans can be ticket buyers looking for tickets to a sold out show or ticket sellers looking to sell, including individual fans who may be reselling their tickets following a change of plans, season ticket holders that cannot attend every event, or individuals and businesses that purchase tickets with an intent to resell, which we refer to as professional resellers. Buyers of tickets on our marketplace are able to access events anywhere in the world, on-demand and in their local language and currency. Sellers of tickets on our marketplace are able to utilize our wealth of data and scaled distribution to reach a passionate base of buyers, thereby maximizing their revenue. We manage the services for our buyers and sellers from end-to-end including marketing, payment, fulfillment and customer support for all tickets sold through our marketplace. Buyers can purchase tickets safely and securely, knowing their ticket will be authentic and arrive in time for the event, and sellers can list their inventory with the confidence that they will be compensated for their tickets. We generate substantially all of our revenue from fees we charge to facilitate purchase and sale transactions between buyers and sellers of tickets on our platform. As a marketplace business,

*

Based on various financial metrics, including GMS (compared against similar competitor metrics such as gross transaction value and gross order value) and revenue in secondary transactions, as reported in public regulatory filings of our largest competitors and equity research reports for 2019.

we do not own the supply or take inventory risk, and we rely on our sellers to provide inventory for our buyers to purchase.

To enable our marketplace and better serve fans, we have built a platform that combines data, global distribution and end-to-end technology. This combination creates a flywheel effect that drives the growth and liquidity of our global marketplace. Our flywheel begins with data, which allows us to optimize marketing spend by targeting the right fans and matching them with the right events. As fans become buyers, we attract more sellers looking to reach them. With more sellers, we are able to offer buyers a wider selection of live events. Scale accelerates the growth and liquidity of our global marketplace, as more buyers and sellers drive broader distribution, higher transaction volume and deeper data intelligence. We believe our platform provides us with a strategic position in the live events ecosystem.

As consumers increasingly value experiences over material possessions, spending on experiences, such as live events, as a percentage of discretionary expenditure has increased over time. We have made significant investments in technology, brand and customer acquisition and we expect to continue making such investments to grow our customer base and continuously improve the product experience for buyers and sellers. viagogo grew consistently over the decade leading up to the StubHub Acquisition in February 2020. In 2019, on a combined basis, over 11 million buyers from over 200 countries and territories purchased over 38 million tickets provided by more than 1 million sellers on our marketplace. In early 2020, the COVID-19 pandemic disrupted live events across the world and our business was impacted significantly as governments implemented stay-at-home orders and sports leagues, artists, theaters and venues either suspended live events or greatly reduced fan attendance. As a result, in 2020, on a combined basis, approximately 2 million buyers from over 180 countries and territories purchased approximately 6 million tickets provided by approximately 0.3 million sellers on our marketplace. In 2021, approximately 5 million buyers from over 180 countries and territories purchased approximately 17 million tickets provided by approximately 0.8 million sellers on our marketplace. While our business has been impacted by COVID-19, we expect that the live events category will continue to rebound as economies reopen and fans everywhere eagerly return to live events. Moreover, the global pandemic has highlighted the irreplaceable role that collective experiences play in fostering human connection, which we believe will accelerate and solidify the draw of, and demand for, live events in the years to come. With advantages in data, distribution and technology combined with a category-defining brand, we believe we are poised to resume growth and increase our profitability and free cash flow as the world begins to live life “live” again.

Our History and Acquisition of StubHub

In 2000, while a student at Stanford Business School, Eric Baker founded StubHub with the goal of democratizing access to any event. We believe StubHub was the first company to create an online marketplace where fans could find and buy tickets on-demand from sellers in a safe and secure environment. StubHub enjoys strong adoption in the United States, where it generates substantially all of its revenue, and has developed an industry-leading brand. StubHub was sold to eBay in 2007.

After leaving StubHub in 2005, Eric founded viagogo. He recognized the international opportunity for a live events ticketing marketplace, and he founded viagogo in 2006 with two objectives. First, to bring the same transformative experience that StubHub unlocked in the United States to an international audience. Second, to build the business on a global-first technology platform that could scale seamlessly across borders and currencies. viagogo has experienced strong adoption outside of the United States, where it generates substantially all of its revenue and, today, has a leading footprint with buyers and sellers across Europe, South America, Australia and Asia.

Our business today is the combination of the viagogo and StubHub businesses, which we acquired for $4,114.1 million in cash consideration on February 13, 2020. We believe the combination of the StubHub and viagogo businesses creates a leading global marketplace with significant synergies from highly complementary geographic footprints, marketing strategies, operational expertise and greater scale. We believe this combination provides us with the following strategic advantages:

•

Global Footprint. Our global presence is based on StubHub’s reach among fans in the United States and viagogo’s reach among fans internationally. In 2021, buyers from over 180 countries and territories were able to access a broad catalogue of live events in over 70 countries and territories in 40 languages and make payments in 38 currencies, and sellers were able to reach larger, global audiences to drive more sales. We expect the combined businesses to benefit from enhanced network effects and operating leverage that comes with scale.

•

Leading StubHub Brand. The StubHub brand was built over the last two decades to become one of the category-defining live events brands in the United States today. Over the last 20 years, StubHub has invested over $1 billion in sales and marketing to create a durable brand, and has facilitated over 130 million ticket transactions. According to the StubHub Brand Study, StubHub enjoys an aided brand awareness of 75% in the United States, making StubHub synonymous with live events and positioning our marketplace as “the destination” for fans.

•

Data Advantage. We believe our combined platform includes one of the most comprehensive proprietary datasets of live event information in the industry, developed through more than 35 years of combined experience and marketing efforts across the StubHub and viagogo businesses and our position as what we believe to be the largest global marketplace for live events based on GMS.* Our ability to utilize this data allows us to better match buyers and sellers, convert potential buyers at a higher rate and generate more leads for sellers.

•

Leading Combination of Brand and Performance Marketing. Our leading StubHub (as evidenced by the StubHub Brand Study) brand with performance marketing expertise built over a decade at viagogo provides us with a multi-faceted customer acquisition strategy that can deliver superior marketing efficiency and growth.

•

Leading Technology and Buyer and Seller Products. The combined businesses offer a suite of products and services that streamline the end-to-end experience for both buyers and sellers. Our technology allows us to facilitate cross-border payments and our centralized customer support centers provide support in multiple languages. For example, buyers are able to search and transact in 40 languages and make payments in 38 currencies.

•

Shared Heritage. Our team, led by Eric Baker, pioneered the category in the United States when he founded StubHub in 2000 and internationally when he founded viagogo in 2006. He is supported by a core management team which has spent over a decade together building and scaling viagogo and brings significant industry experience to now integrate viagogo with StubHub.

As part of the StubHub Acquisition, we identified over $                million in annual cost synergies, which were predominantly related to overlapping corporate functions and inefficiencies from the StubHub Legacy Business having operated as a business of eBay. Certain regulatory requirements limited us from implementing all of our synergy-focused integration activities from the date we acquired StubHub until all such requirements had been satisfied. We satisfied those requirements on September 3, 2021, upon the divestiture of the international operations of StubHub, which were not material to our business and operations. See “Business—StubHub Acquisition and U.K. Competition and Markets Authority Final Report” for additional information. Notwithstanding these regulatory requirements, under the supervision of a monitoring trustee, we were permitted to make resource allocation decisions on a combined basis and take certain cost reduction measures during the pendency of the CMA’s initial orders, in part, due to the unique circumstances of the COVID-19 pandemic. We have realized the substantial majority of these cost synergies, which we believe are durable and sustainable, and we expect to realize further cost synergies as we accelerate the integration of the businesses. The one-time costs to-date for realizing these synergies were approximately $                million.

*

Based on various financial metrics, including GMS (compared against similar competitor metrics such as gross transaction value and gross order value) and revenue in secondary transactions, as reported in public regulatory filings of our largest competitors and equity research reports for 2019.

Additionally, we believe that the complementary strengths of viagogo and StubHub can unlock revenue synergies in the future and accelerate the growth strategy of the combined platform.

During the years ended December 31, 2021, 2020, and 2019, GMS of StubHub Holdings was $2,889.3 million, $552.6 million, and $971.0 million, respectively, StubHub Holdings generated revenue of $672.8 million, $35.6 million, and $211.6 million, respectively, net loss of $630.0 million, $910.7 million, and $61.8 million, respectively, and Adjusted EBITDA of $1.8 million, $(354.1) million, and $(20.1) million, respectively. For the year ended December 31, 2019, GMS of the StubHub Legacy Business was $4,419.2 million and the StubHub Legacy Business generated revenue of $1,120.7 million, net income of $31.4 million and Adjusted EBITDA of $112.7 million. See “Key Business Metrics and Non-GAAP Financial Measures” for an explanation of GMS and Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income for each of StubHub Holdings and the StubHub Legacy Business.

On a pro forma combined basis, during the years ended December 31, 2020 and 2019, GMS of StubHub Holdings would have been $974.7 million and $5,390.2 million, respectively, and StubHub Holdings revenue would have been $1,333.6 million and $139.1 million, respectively. As described in Note 3, “Business Combination” to the consolidated financial statements of StubHub Holdings included elsewhere in this prospectus, pro forma financial information of StubHub Holdings presents combined revenue of StubHub Holdings and the StubHub Legacy Business as if the StubHub Acquisition had occurred on January 1, 2019 and was prepared in accordance with guidance in ASC Topic 805, Business Combinations (“ASC 805”). Pro forma combined revenue is presented for informational purposes only and is not necessarily indicative of what the actual results of operations of the combined StubHub Holdings and the StubHub Legacy Business would have been if the acquisition had occurred on January 1, 2019, nor is it indicative of future results of operations.

Business Model

Revenue Model Benefitting from Network Effects

We generate substantially all of our revenue from fees we charge to facilitate purchase and sale transactions between buyers and sellers of tickets on our platform. As a marketplace business, we do not own the supply or take inventory risk, and we rely on our sellers to provide inventory for our buyers to purchase. Our revenue model benefits from network effects, as more sellers and a broader selection of inventory attracts more buyers and improves our distribution, which in turn leads to more sellers and a greater selection of inventory. This also generates valuable data and insights that support our marketing strategy, pricing insights, and merchandising. As a result, we believe scale drives compounding value to both sides of the marketplace.

The table below shows an illustrative transaction:

GMS(1)	$150
Less: Service fees we charge buyers and sellers	(37)

Amount we remit to seller(2)	$113

Amount we retain	$37

(1)

GMS represents the total dollar value paid by buyers when we facilitate a transaction on our platform. GMS includes: (i) the ticket price agreed between buyers and sellers; and (ii) the service fees we charge buyers to purchase a ticket on our platform, including ticket authentication and fulfillment fees. Our definition of GMS excludes any applicable sales or value-added taxes that are also paid by buyers, as well as the impact of refunds due to event cancellations after the initial transaction on our platform. GMS does not represent revenue earned by us calculated in accordance with GAAP. See “—Key Business Metrics and Non-GAAP Financial Measures” below for more information.

(2)

We remit to sellers the GMS amount we collect from buyers net of service fees we charge the buyers and sellers. We collect GMS when we facilitate a transaction on our platform and remit payment to sellers at a later date.

In the illustrative transaction above, the service fees we charge buyers and sellers to facilitate their transaction on our platform is approximately 25% of GMS, which we refer to as the take rate. While the service fees we charge can vary by transaction, we generally manage our service fees to a consistent take rate.

Operating Efficiency

Our Variable Cost Structure

Our cost structure can generally be increased or decreased in-line with our revenue and GMS. We are able to adjust our operating costs that are variable in nature to support the volume of transactions on our marketplace. Such costs include compensation costs for employees and contractors associated with the operations, maintenance and support of our marketplace, and promotional and personnel costs associated with marketing and advertising. As we continue to grow and further integrate the StubHub Legacy Business, and as the demand for live events continues to improve, we expect to capture additional efficiencies and further optimize the variable cost structure of the combined company.

Our Fixed Cost Structure

Our business does not require significant capital expenditure investments and our general and administrative cash expenditures prior to the StubHub Acquisition were generally fixed in nature. As we continue to grow and further integrate the StubHub business, and as the demand for live events continues to improve, we expect our fixed-cost profile for the combined company will align with that of StubHub Holdings’ levels prior to the StubHub Acquisition.

Our Capital Efficient Business Model

We operate an asset-light business model that minimizes the costs, risks and capital requirements associated with holding inventory or having a material physical footprint. As a result, we have the ability to achieve substantial revenue growth with limited capital requirements. During the year ended December 31, 2019, which was prior to the StubHub Acquisition, we spent $1.2 million on capital expenditures. During the year ended December 31, 2020, including the StubHub Legacy Business for a majority of the year, we spent $1.1 million on capital expenditures. During the year ended December 31, 2021, we spent $3.6 million on capital expenditures. As we continue to integrate the StubHub Legacy Business, we will continue to focus on capital efficiency.

Our Favorable Working Capital Dynamic

Our business model allows us to operate with negative working capital. For transactions on our marketplace, we collect the full amount of GMS at the time of sale, which is when a buyer purchases a ticket, and remit payment to the seller at a later date. This provides us with a working capital structure that creates a favorable operating cash flow dynamic. As of December 31, 2021, 2020 and 2019, our net working capital deficit was $609.0 million, $591.9 million and $240.4 million, respectively. We define net working capital for operational purposes as total current assets, excluding cash and cash equivalents, less total current liabilities, excluding current long-term debt obligations. Other companies may define working capital differently than us. Our negative working capital structure provides us with a cost-efficient form of capital to invest in new growth areas and business initiatives.

COVID-19 Pandemic

The COVID-19 pandemic has had, and may continue to have, a significant negative impact on our business, operational and financial results. While we have seen recovery in the demand for live events with an increase in ticket orders, as well as the increase in the number of live events held in 2021 as compared to 2020, we could be adversely affected if new variants emerge and if COVID-19 case counts increase. As of December 31, 2021, most jurisdictions permit full capacity and many events are taking place as planned. Some events, however, continue to be canceled, rescheduled, or postponed due to the COVID-19 pandemic. If economic conditions caused by the pandemic do not continue to recover, including as a result of potential developments with variants of the virus or other market-disrupting events, our financial condition, cash flow and results of operations may be further impacted.

Key Business Metrics and Non-GAAP Financial Measures

We regularly review the following key business metric and non-GAAP financial measures to evaluate our business, measure our performance, identify trends, prepare financial projections, and make business decisions. The measures set forth below should be considered in addition to, not as a substitute for or in isolation from, our financial results prepared in accordance with GAAP. Other companies, including companies in our industry, may calculate these measures differently or not at all, which reduces their usefulness as comparative measures. A reconciliation of the non-GAAP financial measures, Adjusted EBITDA and free cash flow, to the most directly comparable financial measure calculated in accordance with GAAP is set forth below under “—Non-GAAP Financial Measures.”

The following table summarizes our key business metric and non-GAAP financial measures (along with the most directly comparable GAAP measures) for the periods indicated:

	StubHub Holdings(1)			StubHub Legacy Business(2)
	Year Ended December 31,
	2021	2020	2019	2019
	(in thousands)
Key Business Metric
GMS(3)	$2,889,302	$552,582	$971,041	$4,419,184
Non-GAAP Financial Measures
Net (loss) income (GAAP)	(629,950)	(910,711)	(61,826)	31,429
Adjusted EBITDA(4)	1,781	(354,135)	(20,072)	112,724
Net cash (used in) provided by operating activities (GAAP)	(136,086)	(252,414)	(144,008)	126,195
Free cash flow(5)	(139,642)	(253,468)	(145,248)	115,750

(1)

Amounts presented are based on the results of the consolidated operations of StubHub Holdings for these periods and include the results of StubHub from February 13, 2020 (the date of acquisition). See the consolidated financial statements of StubHub Holdings included elsewhere in this prospectus for more information.

(2)

Amounts presented are based on the results of the combined operations of the StubHub Legacy Business for this period. The historical financial and operating results of the StubHub Legacy Business have been derived from and prepared using eBay’s historical accounting basis, which is generally not comparable to StubHub Holdings. See the historical combined financial statements of the StubHub Legacy Business included elsewhere in this prospectus for more information.

(3)	See “—Gross Merchandise Sales” below for more information.
(4)	See “—Non-GAAP Financial Measures” below for more information.
(5)	Free cash flow is defined as net cash (used in) provided by operating activities less purchases of property and equipment.

Gross Merchandise Sales

GMS represents the total dollar value paid by buyers when we facilitate a transaction on our platform. GMS includes: (i) the ticket price agreed between buyers and sellers; and (ii) the service fees we charge buyers to purchase a ticket on our platform, including ticket authentication and fulfillment fees. Our definition of GMS does not include applicable sales or value-added taxes or shipping costs that are incurred in the instances of physical mail delivery that are also paid by buyers, as well as the impact of event cancellations after the initial transaction on our platform. GMS does not represent revenue earned by us calculated in accordance with GAAP. In accordance with GAAP, we recognize revenue from fees we charge buyers and sellers when a transaction is executed on our platform net of refunds for actual canceled events not previously reserved as well as an estimate for future canceled events. See “—Critical Accounting Policies and Estimates—Revenue Recognition” below for more information.

Our revenue depends significantly on the dollar value of GMS flowing through our platform. Hence, we believe that growth in GMS is an important indicator of our ability to attract and satisfy buyers and sellers, the overall health of our platform and the scale and growth of our business.

Non-GAAP Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a key performance measure that our management team uses to assess our operating performance. We calculate Adjusted EBITDA as net income (loss) excluding results from non-operating sources (including, interest income and expense, other income, foreign currency losses (gains), losses on derivatives and equity in loss of affiliates), depreciation and amortization, direct acquisition transaction costs, acquisition-related costs, certain litigation costs, stock-based compensation expense, provision for income taxes, employee relocation costs, loss on disposal of assets and restructuring costs.

We present Adjusted EBITDA because management believes it is helpful in highlighting trends in our operating results as it excludes certain items, such as stock-based compensation expense, which are non-cash or whose fluctuations from period-to-period do not necessarily correspond to changes in the operating results of our business. Moreover, it is frequently used by analysts, investors, and other interested parties to evaluate companies in our industry.

Adjusted EBITDA has limitations as an analytical measure, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect interest income, interest expense or other non-operating gains and losses, which may represent an increase to or reduction in cash available to us;

•

Adjusted EBITDA excludes non-cash charges for depreciation of property and equipment and amortization of intangible assets, and although the assets being depreciated and amortized may have to be replaced in the future, Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•

Adjusted EBITDA does not reflect acquisition costs, restructuring costs, integration costs or other costs that we do not consider to be routine in nature for the ongoing financial performance of our business, which may represent a reduction in cash available to us;

•	Adjusted EBITDA excludes non-cash charges for stock-based compensation expense, which is expected to continue to be part of our compensation strategy;

•	Adjusted EBITDA does not reflect all litigation costs; and

•	Adjusted EBITDA does not reflect provisions for income taxes, which may represent a reduction in cash available to us.

Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net income (loss) and our other GAAP results.

The following table presents a reconciliation of net income (loss), the most directly comparable financial measure presented in accordance with GAAP, to Adjusted EBITDA.

	StubHub Holdings(1)			StubHub Legacy Business(2)
	Year Ended December 31,
	2021	2020	2019	2019
	(in thousands)
Net income (loss)	$(629,950)	$(910,711)	$(61,826)	$31,429
Interest income	(165)	(1,152)	(4,420)	—
Interest expense	135,370	105,193	3,742	—
Other expense (income)	87	(1,082)	—	—
Foreign currency losses (gains)	(41,241)	59,159	(676)	—
Losses (gains) on derivatives	(7,079)	55,421	—	—
Equity in losses of affiliates	—	3,784	—	—
Depreciation and amortization	223,090	192,825	363	25,976
Loss on extinguishment of debt	8,532	—	—	—
Direct acquisition transaction costs(3)	—	30,354	—	—
Acquisition-related costs(4)	34,911	25,396	13,030	—
Litigation costs(5)	—	25,750	—	—
Stock-based compensation expense(6)	112,978	30,304	13,622	44,038
Provision for income taxes	19,677	24,418	9,193	558
Employee relocation costs(7)	3,040	5,600	6,900	—
Loss on disposal of assets(8)	130,829	606	—	—
Restructuring costs(9)	—	—	—	10,723
Direct listing related costs(10)	11,702	—	—	—

Adjusted EBITDA	$1,781	$(354,135)	$(20,072)	$112,724

(1)

Amounts presented are based on the results of the consolidated operations of StubHub Holdings for these periods, and include results of StubHub from February 13, 2020 (the date of acquisition). See the consolidated financial statements of StubHub Holdings included elsewhere in this prospectus for more information.

(2)

Amounts presented are based on the results of the combined operations of the StubHub Legacy Business for this period. The historical financial and operating results of the StubHub Legacy Business have been derived from and prepared using eBay’s historical accounting basis, which is generally not comparable to StubHub Holdings. See the historical combined financial statements of the StubHub Legacy Business included elsewhere in this prospectus for more information.

(3)

During the year ended December 31, 2020, StubHub Holdings incurred direct acquisition transaction costs in the amount of $30.4 million in relation to the StubHub Acquisition. Such costs include legal, accounting, tax, and other professional fees that are not recurring in nature. See Note 3, “Business Combination” to the consolidated financial statements of StubHub Holdings included elsewhere in this prospectus for more information.

(4)

During the years ended December 31, 2021, 2020 and 2019, StubHub Holdings incurred $34.9 million, $25.4 million and $13.0 million, respectively, of transaction and integration costs attributable to activities associated with the StubHub Acquisition, which included costs incurred for a study related to potential operational synergies that could be derived from the combination of the viagogo and StubHub businesses, certain personnel-related integration costs for certain StubHub Legacy Business employees, and significant legal and other consultative fees in connection with the CMA’s approval proceedings, which extended into 2021. We do not consider these costs to be representative of the ongoing financial performance of our core business.

(5)

During the year ended December 31, 2020, StubHub Holdings incurred $25.8 million of costs associated with a StubHub litigation proceeding that arose prior to our acquisition of the StubHub Legacy Business. Losses from the settlement of this claim were not determined to be probable and estimable until subsequent to our acquisition of the StubHub Legacy Business. Given this cost is associated with a claim made against StubHub prior to the StubHub Acquisition and we have not historically experienced similar claims of such size in the past two years, we do not believe this matter is representative of our normal recurring operations nor do we expect that potential future litigation of this magnitude is reasonably likely to recur. See Note 15, “Commitments and Contingencies” to the consolidated financial statements of StubHub Holdings included elsewhere in this prospectus for more information.

(6)

If a direct listing had occurred on December 31, 2021, we would have recorded $50.7 million of cumulative stock-based compensation expense for RSUs with certain performance conditions, including a non-underwritten initial public offering. See “—Critical Accounting Policies—Stock-Based Compensation” for more information. We expect to continue to issue non-cash stock-based compensation to attract and retain employees as these are normal and recurring costs necessary to operate our business. We may also pay cash bonuses or provide other incentives as part of our ongoing compensation strategy.

(7)

During the years ended December 31, 2021, 2020 and 2019, StubHub Holdings incurred costs associated with the relocation of the majority of our employees located in the United Kingdom to the United States in 2018. These relocation arrangements include bonus payments that are earned by the employees over multiple service periods, of generally one to three years, in an aggregate amount of $19.4 million, of which $3.0 million, $5.6 million and $6.9 million was recognized during the years ended December 31, 2021, 2020 and 2019, respectively. We do not consider these costs to be representative of the ongoing financial performance of our core business.

(8)

During the year ended December 31, 2020, StubHub Holdings incurred losses of $0.6 million related to non-core asset disposals, which we do not consider to be representative of the ongoing financial performance of our core business. During the year ended December 31, 2021, StubHub Holdings incurred losses of $130.8 million related to the sale of the StubHub international business.

(9)

The StubHub Legacy Business incurred $10.7 million in restructuring costs during the year ended December 31, 2019 related to actions undertaken in anticipation of its sale to StubHub Holdings, which was primarily comprised of costs associated with employee severance and benefits due to an approved management plan for a reduction of workforce.

(10)	Represents transaction costs and professional service fees related to the direct listing.

Free Cash Flow

We define free cash flow as net cash (used in) provided by operating activities less purchases of property and equipment. We believe that free cash flow is a meaningful indicator of liquidity that provides information to management and investors about the amount of cash generated from operations that, after purchases of property and equipment, can be used for strategic initiatives, including continuous investment in our business and strengthening our balance sheet.

The following table presents a reconciliation of net cash (used in) provided by operating activities, the most directly comparable financial measure presented in accordance with GAAP, to free cash flow:

		StubHub Holdings(1)		StubHub Legacy Business(2)
	Year Ended December 31,
	2021	2020	2019	2019
	(in thousands)
Net cash (used in) provided by operating activities	$(136,086)	$(252,414)	$(144,008)	$126,195
Purchases of property and equipment	(3,556)	(1,054)	(1,240)	(10,445)

Free cash flow	$(139,642)	$(253,468)	$(145,248)	$115,750

(1)

Amounts presented are based on the results of the consolidated operations of StubHub Holdings for these periods, and include results of StubHub from February 13, 2020 (the date of acquisition). See the consolidated financial statements of StubHub Holdings included elsewhere in this prospectus for more information.

(2)

Amounts presented are based on the results of the combined operations of the StubHub Legacy Business for this period. The historical financial and operating results of the StubHub Legacy Business have been derived from and prepared using eBay’s historical accounting basis, which is generally not comparable to StubHub Holdings. See the historical combined financial statements of the StubHub Legacy Business included elsewhere in this prospectus for more information.

Key Factors Affecting Our Performance

We believe that the growth and future success of our business depend on many factors. While each of these factors presents significant opportunities for our business, they also pose important challenges that we must successfully address in order to sustain our growth and improve our results of operations.

Our Leading Brand

We operate the StubHub brand, which has been established over the last 20 years and is one of the leading brands for live events in the United States today. StubHub has invested over $1 billion in sales and marketing to create a durable brand. According to the StubHub Brand Study, StubHub enjoys an aided brand awareness of 75% in the United States. We believe fans trust the StubHub brand to guide them to events they otherwise would not have found on their own and transact in a safe and trusted environment, and sellers benefit from the StubHub brand to reach more buyers. As a result, maintaining and enhancing the StubHub brand is a key factor in our ability to operate our marketplace at scale, attracting more buyers and sellers to our marketplace and increasing the variety of events and depth of selection.

Our Ability to Attract Buyers Efficiently

In order to generate transaction activity on our marketplace and operate profitably, we must efficiently attract buyers. Our ability to do this relies on leveraging the complementary strengths of StubHub’s brand and viagogo’s expertise in performance marketing to drive efficient customer acquisition. Combining our leading StubHub brand with performance marketing expertise built over a decade at viagogo provides us with a multi-faceted customer acquisition strategy that can deliver superior marketing efficiency and growth.

The StubHub brand has established a loyal fan base, allowing our platform to attract buyers organically through leading brand awareness. In 2019, the most recent fiscal year prior to the StubHub Acquisition, the StubHub platform generated 71% of GMS through unpaid channels. Unpaid channels include direct traffic, search engine optimization (“SEO”), organic social media, customer relationship management (“CRM”), email campaigns and the StubHub mobile app installed base. In 2020, on a combined basis, we generated 73% of GMS through unpaid channels. In 2021, we generated 69% of GMS through unpaid channels. The moderate decrease in GMS from paid channels in 2020 as compared to 2019 reflects the blend of StubHub’s marketing strategy, which was predominantly based on brand awareness, and viagogo’s marketing strategy, which was predominantly based on performance marketing. We believe the maintenance of this relatively high percentage of GMS generated from unpaid channels in 2021 and 2020 demonstrates a continued ability to leverage the StubHub brand to attract buyers through unpaid channels following the StubHub Acquisition.

We complement our unpaid traffic with high return-on-investment performance marketing strategies developed over a decade at viagogo that are designed to drive high intent fans to our marketplace. Performance marketing refers to our advertising spend on performance-based paid channels such as search engine marketing, paid social media, contextual and display advertising, and referrals from affiliates. Prior to the StubHub Acquisition, viagogo allocated substantially all of its marketing budget to performance marketing, and we expect to continue to deploy performance marketing for the combined businesses. We aim to optimize performance marketing spend to generate gross profit in excess of sales and marketing spend on each transaction rather than focusing on a long-term timeline to breakeven for a given customer. As the live events category continues to rebound from the effects of the COVID-19 pandemic and we continue to deploy viagogo’s expertise in performance marketing across the combined businesses, our goal is to achieve returns on sales and marketing spend reflective of our performance marketing expertise.

We believe that the combined approach of viagogo’s performance marketing strategy and StubHub’s leading brand provides us with robust user acquisition and seller distribution capabilities that will have a significant positive impact on our growth and ability to become profitable.

Our Ability to Attract Sellers and Offer a Breadth of Live Event Inventory on Our Marketplace

In order to deliver a compelling value proposition to buyers, we need a large and diverse inventory of live event tickets on our marketplace. Our ability to offer sufficient inventory requires us to maintain a large base of sellers and help them efficiently sell tickets so that they continue to utilize our marketplace. Our core categories today include tickets for live events in sports, music and performing arts. Over the medium and long term we plan to address additional live event and experience categories including museums, attractions, tours, movies and other experiences. We see further opportunity to expand into adjacent market opportunities across the live events ecosystem such as direct-to-commerce merchandise and sports betting.

We grow our GMS by attracting sellers and buyers to our marketplace. For the year ended December 31, 2021, we had approximately 0.8 million sellers, approximately 4.9 million buyers, and we facilitated the sale of approximately 17.0 million tickets. For the years ended December 31, 2020 and 2019, on a combined basis, we had approximately 0.3 million and 1.4 million sellers, approximately 2.1 million and 11.1 million buyers, and we facilitated the sale of approximately 6.0 million and 38.4 million tickets, respectively. While our number of sellers, buyers and ticket sales on our platform declined significantly in 2020 due to the COVID-19 pandemic, we began to see modest improvements in 2021 and believe the historic strength of our number of sellers, buyers and transactions should return as the live events industry recovers. We calculate the number of sellers for any year as the number of unique user accounts that have made at least one sale through our marketplace in the last 12 months. We calculate the number of buyers for any year as the number of unique user accounts that have made at least one purchase through our marketplace in the last 12 months.

Seasonality

Due to the seasonal nature of events and recreational travel, our financial performance can fluctuate due to event calendars and buyer demand. Transaction activity on our marketplace tracks closely with the seasons for major sports leagues and events, as well as major music events and theater productions.

•	Sports. The market for sports events is seasonal and highly predictable based on league schedules and an underlying base of annual season ticket holders that routinely sell a portion of their tickets.

•

Music. The market for music concerts has predictable seasonality from major music events and concert tours in the summer months. As artist income is increasingly tied to revenue generated from live concert tours, we expect that sales of concert tickets will grow as the supply of music events increases over time.

•

Performing Arts. The performing arts category, consisting primarily of Broadway shows, popular comedians, theatrical performances, and family programming, has predictable seasonality tied to holiday programming in the fourth quarter.

In a typical year, our GMS and revenue are greatest during the fourth quarter, with all major sports leagues in play and increased holiday demand for music and performing arts events. Our operating costs are relatively fixed across quarters. Our marketing expenses, which are largely variable in nature, generally vary in line with the volume of transactions.

For the years ended December 31, 2021 and 2020, we saw the impact of the COVID-19 pandemic disrupt the historical patterns of seasonality in our business. We expect similar impacts on seasonality to continue as long as the COVID-19 pandemic results in material restrictions on large events.

Production of Live Events

Our ability to generate revenue and achieve growth is dependent on sports leagues, teams, venues, performing artists, and other sellers producing live events and the amount of event cancellations in a given period. If live events are canceled, reduced, or restricted due to decisions made by sports leagues, teams, venues, and performing artists, our ability to generate revenue will be affected. If large-scale events are canceled, it will adversely affect our operational and financial outlook and our overall business.

Investments in Our Technology, Products and Services

We plan to make further investments in our technology in order to continue providing a trusted, end-to-end experience for buyers and sellers on our marketplace. We will continue to invest in products and services for buyers to enhance live event discovery, personalization and seamless purchase functionality. We will also continue to invest in our platform to provide our sellers the ability to price and sell tickets in an efficient and informed manner. Our results of operations may fluctuate as we make these investments to attract buyers and sellers and drive additional growth.

Components of Results of Operations

Revenue

We generate substantially all of our revenue from fees we charge buyers and sellers for the services we provide to facilitate their transactions to sell and purchase live event tickets on our platform. Our fees are generally set as a percentage of the GMS value of a transaction conducted on our platform. Revenue earned from transaction facilitation that occurs during a financial reporting period is recorded net of refunds for actual canceled events not previously reserved as well as an estimate for future canceled events.

Costs and Expenses

Cost of Revenue (Exclusive of Depreciation and Amortization)

Cost of revenue (exclusive of depreciation and amortization) includes payment processing costs, including merchant fees and chargebacks and expenses associated with the usage of cloud infrastructure, costs associated with the maintenance and support of the Company’s platform, including employee-related expenses, hosting and bandwidth and allocated overhead costs. Cost of revenue also includes shipping costs and substitution and replacement costs. We expect our cost of revenue to continue to increase in absolute dollars as we continue to invest in our business to support revenue growth.

Operations and Support

Operations and support expense is not directly related to revenue activities and primarily consists of compensation expenses for employees and outside contractors who provide buyer and seller support. Operations and support expense also includes allocated overhead costs as well as certain third-party costs resulting from the TSA entered into with eBay, the former parent of StubHub, related to the StubHub Acquisition. We expect our operations and support expenditures to continue to increase in absolute dollars as we continue to invest in our business to support revenue growth. See “—Liquidity and Capital Resources—Contractual Obligations” for more information on the TSA.

Sales and Marketing

Sales and marketing expense primarily consists of fixed and variable marketing and advertising expenses, including sponsorship fees paid to certain content rights holders, and personnel-related costs for sales and marketing employees, including allocated overhead costs. We expect selling and marketing expense to continue to increase in absolute dollars as we enhance existing and implement new marketing strategies.

General and Administrative

General and administrative expense includes personnel-related expenses for functions such as product development, finance and accounting, legal and human resources as well as legal expenses, restructuring costs, professional services expenses, information technology costs and allocated overhead costs. General and administrative expenses also includes transition services charges from eBay, the former parent of StubHub, related to the StubHub Acquisition. We expect our general and administrative expense to increase in absolute dollars as we continue to grow our business. In addition, we expect to incur additional general and administrative expense as a result of operating as a public company, including expenses to comply with the rules and regulations of the SEC and listing rules of Nasdaq, as well as higher expenses for directors and officers insurance, investor relations, and professional services.

Depreciation and Amortization

Depreciation and amortization expense primarily consists of depreciation and amortization expenses associated with our property and equipment and intangible assets. Depreciation includes expenses associated with computer equipment and software, office furniture and equipment and leasehold improvements. Amortization includes expenses associated with our acquired intangible assets. Depreciation and amortization are excluded from cost of revenue and operating expense line items.

Other Income (Expense)

Interest Income

Interest income consists of interest earned on bank deposits and cash held at online payment companies, which are primarily comprised of short-term, highly liquid investments with original maturities of three months or less when purchased.

Interest Expense

Interest expense consists of cash interest incurred on borrowings and debt issuance costs that are amortized using the effective interest method, over the term of the debt.

Foreign Currency Gains (Losses)

Foreign currency gains (losses) represent the remeasurement of monetary assets to be received or liabilities to be paid for the settlement of a transaction denominated in a currency other than the functional currency.

Gains (Losses) on Derivatives

To finance the StubHub Acquisition, we entered into a credit facility with loans that expose us to the risk of variable cash flows due to changes in interest rates. We entered into interest rate swaps to manage such interest rate risk so that the interest payable on certain of these loans effectively became fixed. See Note 11, “Long-term Debt Obligations” and Note 13 “Interest Rate Derivatives” to the consolidated financial statements of StubHub Holdings included elsewhere in this prospectus for more information.

For derivative instruments that are not designated as hedging instruments any change in fair value during the reporting period is recognized in our consolidated statements of operations. For derivative instruments that are designated as cash flow hedges, any change in fair value during the period is reported as a component of accumulated other comprehensive loss on our consolidated balance sheets and subsequently reclassified into our consolidated statements of operations in the same period the forecasted hedged interest payments affects earnings.

Equity in Losses of Affiliates

As part of the StubHub Acquisition, we acquired a financial interest in a foreign entity through which we hold a minority interest but do not have control. We account for this investment under the equity method. Our proportionate share of the investees’ earnings or losses and impairments of our investment are included in equity in loss of affiliates.

Provision for Income Taxes

We are subject to income taxes in the United States and foreign jurisdictions in which we do business. Foreign jurisdictions have different statutory tax rates than those in the United States. Additionally, certain of our foreign earnings may also be taxable in the United States. Accordingly, our effective tax rate is subject to significant variation due to several factors, including variability in our pre-tax and taxable income and loss and the mix of jurisdictions to which they relate, intercompany transactions, changes in how we do business, acquisitions, investments, tax audit developments, changes in our deferred tax assets and liabilities and their valuation, foreign currency gains and losses, changes in statutes, regulations, case law, and administrative practices, principles, and interpretations related to tax, including changes to the global tax framework, competition, and other laws and accounting rules in various jurisdictions, and relative changes of expenses or losses for which tax benefits are not recognized. Additionally, our effective tax rate can vary based on the amount of pre-tax income or loss. We have established valuation allowances against the majority our net deferred tax assets. We expect to maintain these valuation allowances until it becomes more likely than not that the benefit of our deferred tax assets will be realized by way of expected future taxable income in the United States and foreign jurisdictions.

Results of Operations

The following tables set forth our results of operations for the periods presented:

	StubHub Holdings
	Year Ended December 31,
	2021	2020	2019
	(in thousands)
Revenue	$672,788	$35,641	$211,634
Costs and expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)	89,020	34,200	47,295
Operations and support	46,303	54,674	18,839
Sales and marketing	326,585	78,557	102,340
General and administrative	371,730	340,355	96,784
Depreciation and amortization	223,090	192,825	363

Total costs and expenses	1,056,728	700,611	265,621

Loss from operations	(383,940)	(664,970)	(53,987)
Interest income	165	1,152	4,420
Interest expense	(135,370)	(105,193)	(3,742)
Other income (expense), net	(87)	1,082	—
Foreign currency gains (losses)	41,241	(59,159)	676
Loss on extinguishment of debt	(8,532)	—	—
Gains (losses) on derivatives	7,079	(55,421)	—
Equity in losses of affiliates	—	(3,784)	—
Loss on disposal	(130,829)	—	—

Total other income (expense), net	(226,333)	(221,323)	1,354

Loss before income taxes	(610,273)	(886,293)	(52,633)
Provision for income taxes	(19,677)	(24,418)	(9,193)

Net loss	$(629,950)	$(910,711)	$(61,826)

Comparison of the Years Ended December 31, 2021 and 2020

The consolidated financial information of StubHub Holdings discussed below reflects the financial and operating results of the StubHub Legacy Business from the date of our acquisition on February 13, 2020. The impacts of both the StubHub Acquisition and the COVID-19 pandemic limit the comparability of our results of operations during the years ended December 31, 2021 and 2020.

Revenue

	Year Ended December 31,		$ Change	% Change
	2021	2020
	(dollars in thousands)
Revenue	$672,788	$35,641	$637,147	*

*	Not Meaningful

The overall increase in our revenue in the amount of $637.1 million for the year ended December 31, 2021 as compared to the year ended December 31, 2020 is attributable to improvement in GMS as the impact of the COVID-19 pandemic on our business decreased primarily due to a significant increase in the number of live events that were held as well as fewer cancellations in 2021 as compared to 2020.

Cost of Revenue (Exclusive of Depreciation and Amortization)

	Year Ended December 31,		$ Change	% Change
	2021	2020
	(dollars in thousands)
Cost of revenue (exclusive of depreciation and amortization)	$89,020	$34,200	$54,820	160%

The overall increase in our cost of revenue (exclusive of depreciation and amortization) in the amount of $54.8 million for the year ended December 31, 2021 as compared to the year ended December 31, 2020 is primarily attributable to an increase in payment processing and other costs incurred during 2021 related to the increase in the volume of transactions we facilitated during 2021 as compared to 2020 as the impact of the COVID-19 pandemic on our business decreased.

Operations and Support

	Year Ended December 31,		$ Change	% Change
	2021	2020
	(dollars in thousands)
Operations and support	$46,303	$54,674	$(8,371)	(15)%

The overall decrease in operations and support expenses for the year ended December 31, 2021 as compared to the year ended December 31, 2020 in the amount of $8.4 million is primarily attributable to our efforts to reduce costs in response to the COVID-19 pandemic and integration efforts related to the StubHub Acquisition. These efforts caused a reduction in headcount that occurred subsequent to the first quarter of 2021 resulting in the decrease in operations and support expenses year over year.

Sales and Marketing

	Year Ended December 31,		$ Change	% Change
	2021	2020
	(dollars in thousands)
Sales and marketing	$326,585	$78,557	$248,028	316%

The overall increase in sales and marketing expenses for the year ended December 31, 2021 as compared to the year ended December 31, 2020 in the amount of $248.0 million is primarily attributable to a $249.3 million increase in paid search and sponsorship fees paid to certain content rights holders during 2021 compared to 2020. These increases were attributable to the reduction of the impact of the COVID-19 pandemic on our business and the related increase in transactional activity. Paid search costs increased by $114.5 million and sponsorship fees paid to certain content rights holders increased by $134.8 million. These increases were offset slightly by a reduction in sales and marketing headcount year over year.

Sales and marketing expenses included stock-based compensation charges of $0.7 million and $2.4 million for the years ended December 31, 2021 and 2020, respectively.

General and Administrative

	Year Ended December 31,		$ Change	% Change
	2021	2020
	(dollars in thousands)
General and administrative	$371,730	$340,355	$31,375	9%

The overall increase in general and administrative expenses for the year ended December 31, 2021 as compared to the year ended December 31, 2020 in the amount of $31.4 million is primarily attributable to a $82.7 million increase in stock-based compensation expense incurred during 2021 as compared to 2020. Bonus costs, including retention bonuses related to the StubHub Acquisition, increased $49.0 million. Offsetting the increases were a decrease in legal costs of $29.1 million primarily related to a $27.3 million legal provision recorded during 2020 that did not recur in 2021. Professional services costs decreased $35.8 million primarily related to StubHub Acquisition expenditures in 2020 that did not recur in 2021. Bad debt expense decreased $39.6 million due to the reduction of the impact of the COVID-19 pandemic on our business.

Depreciation and Amortization

	Year Ended December 31,		$ Change	% Change
	2021	2020
	(dollars in thousands)
Depreciation and amortization	$223,090	$192,825	$30,265	16%

Depreciation and amortization expenses increased $30.3 million for the year ended December 31, 2021 as compared to the year ended December 31, 2020 primarily due to a full year of amortization charges related to $561.0 million of customer relationships, supplier relationships, and developed technology intangible assets acquired in the StubHub Acquisition, which included $280.0 million of customer relationships that were assigned a weighted average amortization period of two years as well as the acceleration of the developed technology intangible asset amortization of $12.5 million in 2021 due to a reduction in the useful life of that asset associated with an accelerated integration timeline.

Interest Income

	Year Ended December 31,		$ Change	% Change
	2021	2020
	(dollars in thousands)
Interest income	$165	$1,152	$(987)	(86)%

Interest income for the year ended December 31, 2021 as compared to the year ended December 31, 2020 decreased $1.0 million primarily due to lower average cash and cash equivalents that we maintained during 2021 as compared to 2020 and lower interest rates.

Interest Expense

	Year Ended December 31,		$ Change	% Change
	2021	2020
	(dollars in thousands)
Interest expense	$(135,370)	$(105,193)	$(30,177)	29%

Interest expense for the year ended December 31, 2021 as compared to the year ended December 31, 2020 increased $30.2 million primarily due to long-term debt that was outstanding for a greater portion of 2021 as compared to 2020. Long-term debt was issued in February 2020 to finance the StubHub Acquisition and in

August 2020 for working capital and general corporate purposes. The increase was offset slightly by the impact of refinancing our USD Term Loan B1 debt during July 2021 which lowered the interest rate on the borrowing. See “Liquidity and Capital Resources” below and Note 11, “Long-Term Debt Obligations” to the consolidated financial statements of StubHub Holdings included elsewhere in this prospectus for more information.

Other Income (Expense), Net

Other income (expense), net was not material for the years ended December 31, 2021 and 2020.

Foreign Currency Gains (Losses)

	Year Ended December 31,		$ Change	% Change
	2021	2020
	(dollars in thousands)
Foreign currency gains (losses)	$41,241	$(59,159)	$100,400	*

*	Not meaningful

Foreign currency gains for the year ended December 31, 2021 is primarily attributable to the remeasurement of our Euro Term Loan B obligation, which was entered as part of the credit facility to finance the StubHub Acquisition. The U.S. dollar to euro exchange rate moved unfavorably during 2020 which caused the 2020 losses and moved favorably in 2021 which caused the 2021 gains. See Note 11, “Long-term Debt Obligations” to the consolidated financial statements of StubHub Holdings included elsewhere in this prospectus for more information.

Loss on Extinguishment of Debt

	Year Ended December 31,		$ Change	% Change
	2021	2020
	(dollars in thousands)
Loss on extinguishment of debt	$(8,532)	$—	$(8,532)	*

*	Not meaningful

Loss on extinguishment of debt for the year ended December 31, 2021 is primarily attributable to the write-off of unamortized debt issuance costs related to the repricing of our Term B1 Loans on July 26, 2021. See Note 11, “Long-term Debt Obligations” to the consolidated financial statements of StubHub Holdings included elsewhere in this prospectus for more information.

Gain (Loss) on Derivatives

	Year Ended December 31,		$ Change	% Change
	2021	2020
	(dollars in thousands)
Gain (loss) on derivatives	$7,079	$(55,421)	$62,500	*

*	Not meaningful

We entered a swap arrangement in February 2020 to manage interest rate risk on our €452.4 million EUR Term Loan B. As a result of interest rate movements during 2021, we recognized gains in the amount of $7.1 million compared to losses in 2020 of $(55.4) million.

Equity in Losses of Affiliates

	Year Ended December 31,		$ Change	% Change
	2021	2020
	(dollars in thousands)
Equity in losses of affiliates	$—	$(3,784)	$3,784	*

*	Not meaningful

As part of the StubHub Acquisition, we acquired an international investment that we accounted for under the equity method. During the year ended December 31, 2020, our proportionate share of the losses and impairments of our investment in an affiliate was $3.8 million. The investment was sold in 2021 in connection with our sale of the StubHub international business. See Note 4, “Divestiture” to the consolidated financial statements of StubHub Holdings included elsewhere in this prospectus for more information.

Loss on Disposal

	Year Ended December 31,		$ Change	% Change
	2021	2020
	(dollars in thousands)
Loss on disposal	$(130,829)	$—	$(130,829)	*

*	Not meaningful

Loss on disposal is attributable to the impairment loss recognized upon the sale of the StubHub international business in 2021.

Provision for Income Taxes

	Year Ended December 31,		$ Change	% Change
	2021	2020
	(dollars in thousands)
Provision for income taxes	$(19,677)	$(24,418)	$4,741	(19)%

Provision for income taxes decreased primarily due to recognition of a valuation allowance in the year ended December 31, 2020 against certain acquired U.S. deferred tax assets and foreign net deferred tax assets that did not recur in 2021.

Comparison of the Years Ended December 31, 2020 and 2019

The consolidated financial information of StubHub Holdings discussed below reflects the financial and operating results of the StubHub Legacy Business from the date of our acquisition on February 13, 2020. The impacts of both the StubHub Acquisition and the COVID-19 pandemic limit the comparability of our results of operations during the years ended December 31, 2020 and 2019.

Revenue

	Year Ended December 31,		$ Change	% Change
	2020	2019
	(dollars in thousands)
Revenue	$35,641	$211,634	$(175,993)	(83)%

The overall decrease in our revenue in the amount of $176.0 million for the year ended December 31, 2020 as compared to the year ended December 31, 2019 is attributable to the large-scale volume of cancellations and postponements of live events during 2020 across all of our event categories due to the COVID-19 pandemic. This decrease was partially offset by the inclusion of $10.8 million of revenue from the results of operations of the StubHub Acquisition.

The impact of the COVID-19 pandemic on our business in 2020 resulted in a decline in the number of ticketed events and orders processed on our platform in 2020 as compared to 2019. GMS on our viagogo platform decreased $809.0 million, or 83%, for the year ended December 31, 2020 as compared to the year ended December 31, 2019. Overall, GMS decreased 43% to $552.6 million in 2020 from $971.0 million in 2019, inclusive of $390.5 million of GMS generated on our StubHub platform in 2020 attributable to the operations of the StubHub Legacy Business from the date of the StubHub Acquisition onward.

In addition, for the year ended December 31, 2020, we recognized a $100.3 million reduction to revenue associated with actual canceled events not previously reserved as well as an estimate for future canceled events. Of this amount, (i) $58.5 million was attributable to fees earned during 2020; (ii) $36.6 million was attributable to fees earned by StubHub prior to our acquisition of StubHub on February 13, 2020; and (iii) $5.2 million was attributable to fees by us in a prior period. For the year ended December 31, 2019, we recognized a $20.6 million reduction to revenue associated with fees that had been previously earned for the facilitation of transactions that were subsequently refunded due to event cancellations. Of this amount, (i) $17.0 million was attributable to fees earned by us during 2019; and (ii) $3.7 million was attributable to fees earned by us in a prior period.

Cost of Revenue (Exclusive of Depreciation and Amortization)

	Year Ended December 31,		$ Change	% Change
	2020	2019
	(dollars in thousands)
Cost of revenue (exclusive of depreciation and amortization)	$34,200	$47,295	$(13,095)	(28)%

The overall decrease in our cost of revenue (exclusive of depreciation and amortization) in the amount of $13.1 million for the year ended December 31, 2020 as compared to the year ended December 31, 2019 is primarily attributable to a $37.2 million reduction in payment processing and other costs incurred during 2020 related to the reduction in the volume of transactions we facilitated on our viagogo platform during 2020 as compared to 2019. This decrease in costs incurred for the year ended December 31, 2020 was partially offset by $24.1 million of additional costs incurred in 2020 related to transactions we facilitated on our StubHub platform from the date of the StubHub Acquisition.

Operations and Support

	Year Ended December 31,		$ Change	% Change
	2020	2019
	(dollars in thousands)
Operations and support	$54,674	$18,839	$35,835	190%

The overall increase in operations and support expenses for the year ended December 31, 2020 as compared to the year ended December 31, 2019 in the amount of $35.8 million is primarily attributable to the inclusion of $42.6 million of costs incurred for the year ended December 31, 2020 from the results of operations of the StubHub Legacy Business from the date of the StubHub Acquisition.

Our operations and support expenses included stock-based compensation charges of $1.7 million for the year ended December 31, 2020 as compared to $0.5 million for the year ended December 31, 2019.

Sales and Marketing

	Year Ended December 31,		$ Change	% Change
	2020	2019
	(dollars in thousands)
Sales and marketing	$78,557	$102,340	$(23,783)	(23)%

The overall decrease in sales and marketing expenses for the year ended December 31, 2020 as compared to the year ended December 31, 2019 in the amount of $23.8 million is primarily attributable to a reduction in such costs incurred during 2020 as compared to 2019 in the amount of $76.7 million, which included a $69.9 million reduction in advertising costs in 2020 as compared to 2019 in response to the significant decline in live events during 2020. This decrease was partially offset by the inclusion of $52.9 million of costs incurred for the year ended December 31, 2020 from the results of operations of the StubHub Legacy Business from the date of the StubHub Acquisition, which included $21.9 million of advertising costs related to our StubHub platform during this period.

Sales and marketing expenses included stock-based compensation charges of $2.4 million and $2.8 million for the years ended December 31, 2020 and 2019, respectively.

General and Administrative

	Year Ended December 31,		$ Change	% Change
	2020	2019
	(dollars in thousands)
General and administrative	$340,355	$96,784	$243,571	252%

The overall increase in general and administrative expenses for the year ended December 31, 2020 as compared to the year ended December 31, 2019 in the amount of $243.6 million is primarily attributable to the inclusion of $190.0 million of costs incurred for the year ended December 31, 2020 from the results of operations of the StubHub Legacy Business from the date of the StubHub Acquisition, which included $33.2 million of one-time costs associated with legal matters and $25.7 million of transition service fees paid to eBay. In addition, for the year ended December 31, 2020 we incurred $30.4 million of costs directly associated with the StubHub Acquisition and stock-based compensation charges increased by $15.8 million to $26.1 million for the year ended December 31, 2020 from $10.3 million for the year ended December 31, 2019, which were partially offset by a decrease in bonus payments in the amount of $16.9 million for the year ended December 31, 2020 as compared to the year ended December 31, 2019. Our bad debt expense for the year ended December 31, 2020 was $24.2 million, whereas the amount for the year ended December 31, 2019 was zero.

Depreciation and Amortization

	Year Ended December 31,		$ Change	% Change
	2020	2019
	(dollars in thousands)
Depreciation and amortization	$192,825	$363	$192,462		*

*	Not meaningful

Depreciation and amortization increased significantly for the year ended December 31, 2020 as compared to the year ended December 31, 2019 due to amortization charges related to $561.0 million of customer relationships, supplier relationships, and developed technology intangible assets acquired in the StubHub Acquisition, which included $280.0 million of customer relationships that were assigned a weighted average amortization period of 2 years.

Interest Income

	Year Ended December 31,		$ Change	% Change
	2020	2019
	(dollars in thousands)
Interest income	$1,152	$4,420	$(3,268)	(74)%

Interest income for the year ended December 31, 2020 as compared to the year ended December 31, 2019 decreased $3.3 million primarily due to lower average cash and cash equivalents that we maintained during 2020 and a decline in the interest rates we earned on our investments during 2020.

Interest Expense

	Year Ended December 31,		$ Change	% Change
	2020	2019
	(dollars in thousands)
Interest expense	$(105,193)	$(3,742)	$(101,451)	*

*	Not meaningful

Interest expense for the year ended December 31, 2020 as compared to the year ended December 31, 2019 increased $101.5 million primarily due to long-term debt issued in February 2020 to finance the StubHub Acquisition and borrowings in August 2020 for working capital and general corporate purposes. See “Liquidity and Capital Resources” below and Note 11, “Long-Term Debt Obligations” to the consolidated financial statements of StubHub Holdings included elsewhere in this prospectus for more information.

Other Income (Expense), Net

Other income (expense), net was not material for the years ended December 31, 2020 and 2019.

Foreign Currency Gains (Losses)

	Year Ended December 31,		$ Change	% Change
	2020	2019
	(dollars in thousands)
Foreign currency gains (losses)	$(59,159)	$676	$(59,835)	*

*	Not meaningful

Foreign currency losses for the year ended December 31, 2020 are primarily attributable to the remeasurement of our Euro Term Loan B obligation, which was entered as part of the credit facility to finance the StubHub Acquisition. See Note 11, “Long-term Debt Obligations” to the consolidated financial statements of StubHub Holdings included elsewhere in this prospectus for more information.

Gains (Losses) on Derivatives

	Year Ended December 31,		$ Change	% Change
	2020	2019
	(dollars in thousands)
Gains (losses) on derivatives	$(55,421)	$—	$(55,421)	*

*	Not meaningful

We entered a swap arrangement in February 2020 to manage interest rate risk on our €452.4 million EUR Term Loan B. As a result of interest rate movements during 2020, we recognized losses in the amount of $55.4 million.

Equity in Loss of Affiliates

	Year Ended December 31,		$ Change	% Change
	2020	2019
	(dollars in thousands)
Equity in loss of affiliates	$(3,784)	$—	$(3,784)	*

*	Not meaningful

As part of the StubHub Acquisition, we acquired an international investment that we account for under the equity method. During the year ended December 31, 2020, our proportionate share of the losses and impairments of our investment in an affiliate was $3.8 million. This investment is not material to our financial position, results of operations or cash flows.

Provision for Income Taxes

	Year Ended December 31,		$ Change	% Change
	2020	2019
	(dollars in thousands)
Provision for income taxes	$(24,418)	$(9,193)	$(15,225)	166%

Provision for income taxes increased primarily due to recognition of a valuation allowance in the year ended December 31, 2020 against certain acquired U.S. deferred tax assets and foreign net deferred tax assets.

Liquidity and Capital Resources

As of December 31, 2021, we had cash and cash equivalents of $554.1 million. Cash and cash equivalents consist of short-term, highly liquid investments with original maturities of three months or less when purchased and are primarily comprised of bank deposits and cash held at online payment companies.

We expect our existing cash and cash equivalents will be sufficient to fund anticipated cash requirements for at least the next 12 months. Our debt facilities mature at various dates from 2025 to 2027. We expect we will be required to refinance our credit facilities at some point in the future. There is no assurance we would be able to obtain such funding or refinancing on acceptable terms and conditions, or at all. If we are unable to raise additional capital when desired, our business, results of operations and financial condition will be adversely affected.

During the years ended December 31, 2021, 2020 and 2019, we reported a net loss of $630.0 million, $910.7 million and $61.8 million, respectively, and net cash used in operating activities of $136.1 million, $252.4 million and $144.0 million, respectively. We have historically incurred cumulative losses and negative cash flows from our operations and we expect to incur additional losses for the foreseeable future.

Our primary requirements for liquidity are for general corporate purposes and servicing our indebtedness. During the year ended December 31, 2021, our primary source of generating liquidity was cash from debt and equity issuances.

Credit Facilities

On February 13, 2020, to finance the StubHub Acquisition, we entered into a long-term credit arrangement that is comprised of the USD Term Loan B, the Euro Term Loan B and the Revolving Credit Facility (collectively, the “Credit Facilities”).

The USD Term Loan B consists of a $1,700.0 million U.S. dollar denominated loan. The loan interest rate per annum is equal to LIBOR, subject to a floor of 0.00%, plus 3.50%. The loan matures in February 2027, and we have an option to prepay part or all of the loan prior to maturity without penalty. We are required to repay 0.25% of the aggregate principal amount borrowed on a quarterly basis.

The Euro Term Loan B consists of a €452.4 million euro denominated loan. The loan interest rate is equal to EURIBOR, subject to a floor of 0.00%, plus 3.50%. The loan matures in February 2027, and we have an option to prepay part or all of the loan prior to maturity without penalty.

The Revolving Credit Facility allows for an initial aggregate principal amount of $125.0 million including: (i) a $30.0 million letter of credit sublimit, and (ii) a $30.0 million swingline loans sublimit. On December 31, 2021, the interest rate per annum on borrowings under the Revolving Credit Facility was equal to LIBOR, subject to a floor of 0.00%, plus 3.50%. As of December 31, 2021, there were no amounts drawn on the Revolving Credit Facility.

On August 24, 2020, an amendment was made to the Credit Facilities, pursuant to which we borrowed $330.0 million for general corporate purposes (the “USD Term Loan B1”). The USD Term Loan B1 interest rate per annum is equal to LIBOR, subject to a floor of 0.75%, plus 8.00%. The loan matures in February 2027 and prepayments of the loan in connection with a repricing transaction within 18 months of August 24, 2020 are subject to a 1.00% prepayment premium. We are required to repay 0.25% of the aggregate $330.0 million principal amount borrowed on a quarterly basis.

The Credit Facilities contain customary representations and warranties, affirmative covenants, reporting obligations, and negative covenants. The Credit Facilities are secured by (i) a first priority lien on substantially all of our and our domestic subsidiaries’ tangible and intangible personal property, including but not limited to intellectual property and accounts receivable, and (ii) a first priority pledge of 100% of our equity interests and each of our material direct, wholly owned subsidiaries limited to 65% of the voting capital stock and 100% of the non-voting stock of certain foreign subsidiaries, in each case, subject to certain exceptions.

As of December 31, 2021, we had $2,505.5 million outstanding under the Credit Facilities, and there were no amounts drawn on the Revolving Credit Facility.

Our Credit Facilities are subject to variable interest rates. Recent high levels of inflation in the United States and interest increases by the Federal Reserve and other central banks to combat inflation have resulted in a high interest rate environment, which has caused the interest rates of our Credit Facilities to increase. Although we believe our interest rate risk management strategy will continue to mitigate any potential material impacts on our liquidity and capital resources, future interest rate increases could materially impact our business, financial condition and results of operations. For more information, see “Risk Factors—Risks Relating to Our Financial Condition and Indebtedness—Our variable rate indebtedness subjects us to interest rate risk, which could cause our indebtedness service obligations to increase significantly.”

Recent Activities Impacting Our Liquidity and Capital Resources

The United States has recently experienced historically high levels of inflation. According to the U.S. Department of Labor, the annual inflation rate for the United States was approximately 8.2% for the twelve month period ended September 30, 2022. The existence of inflation in the U.S. and global economy has and may continue to result in higher interest rates. Although we are exposed to increasing interest rates due to our variable rate debt, as of September 30, 2022, we have counteracted the impact of increasing interest rates though our interest rate hedging activities. Although we believe our interest rate risk management strategy will continue to mitigate any potential material impacts on our liquidity and capital resources, the current high interest rate environment and future interest rate increases could materially impact our business, financial condition and results of operations in the future. For more information, see “Risk Factors—Risks Relating to Our Financial

Condition and Indebtedness—Our variable rate indebtedness subjects us to interest rate risk, which could cause our indebtedness service obligations to increase significantly.”

The ongoing effects of the COVID-19 pandemic on our operations continue to have a significant negative impact on our financial results. Subsequent to December 31, 2020, we have taken the following actions that have impacted our liquidity and capital resources:

•

During March 2021, we issued 65,785 shares of Series J redeemable preferred stock for gross proceeds of $65.8 million. The dividend rate on the new Series J redeemable preferred stock is set at 0.00% until March 10, 2025 and after which the rate becomes 5.00%. We intend to use the proceeds from the issuance for general corporate purposes.

•

During May 2021, we announced that certain customers of StubHub who purchased tickets for events in the United States and Canada prior to March 25, 2020 and who were defaulted to a 120% sales credit when their event was canceled will be given a choice to either: (i) keep their existing sales credit, which will expire by December 31, 2022, if unused; or (ii) default to a 100% cash refund and forgo the extra 20% sales credit offered originally. This program, referred to as the “Make it Whole” program, required customers to elect to maintain their existing sales credit by May 16, 2021 or default to a cash refund to be issued by May 31, 2021. As a result of this program, we refunded $103.4 million during the second quarter of 2021 to customers who did not elect to receive a sales credit.

•

During July 2021, we issued 365,000 shares of Series K redeemable preferred stock for net proceeds of $350.4 million which we used, together with cash, to redeem 300,000 shares of our Series G redeemable preferred stock, of which $364.3 million was then outstanding. The dividend rate on the new Series K redeemable preferred stock is set at 9.875% if paid in kind and 9.375% if paid in cash.

•

During August 2021, we exchanged 32,893 shares of Series J redeemable preferred stock for 134,066 newly issued shares of Class A common stock and amended certain terms applicable to the remaining 32,892 shares outstanding of Series J redeemable preferred stock held by the investors following the exchange to require automatic conversion into shares of Class A common stock upon a Qualified IPO before February 20, 2023; otherwise, we will be required to redeem all of the shares of Series J redeemable preferred stock then issued and outstanding.

•

During September 2021, we agreed to provide a loan of up to $10.0 million to the buyer of the StubHub international business if COVID-related limitations on event capacity within the subsequent 24 months are imposed on more than 50% of all venues in certain StubHub international territories.

•

During October 2021, we issued 85,894 shares of Class A common stock in exchange for the cancellation of 20,000 issued and outstanding shares of Series I redeemable preferred stock and simultaneously amended the terms of 20,000 of the remaining 30,000 outstanding shares of Series I redeemable preferred stock, such that upon a Qualified IPO, the 20,000 shares will automatically convert into shares of Class A common stock.

•	During December 2021, we issued 395,226 shares of Class A common stock at a purchase price of $253.02 per share for cash proceeds of $99.9 million, net of issuance costs.

•

During February 2022, we paid an aggregate total of $112.1 million in cash, and issued a total of 98,806 shares of Class A common stock, in exchange for the repurchase and retirement of 100,000 issued and outstanding shares of Series H redeemable preferred stock.

Our future capital requirements will depend on many factors, including additional reductions in live events due to the COVID-19 pandemic, our growth rate, the timing and extent of our sales and marketing efforts, our ability to attract and retain customers and their willingness and ability to pay for our offerings, and any investments or acquisitions we may choose to pursue in the future.

The exact timing and pace of the recovery from the COVID-19 pandemic remains uncertain and the increase in COVID-19 cases as a result of the Delta, Omicron, and other recent variants, introduces further risk and uncertainties. While we began to see a modest recovery in demand beginning in the second quarter of 2021 and a return to profitability and cash flow generation, the exact timing and pace of the recovery is uncertain. In addition, the magnitude and duration of the COVID-19 pandemic and the related timing and impact of government restrictions make it difficult to know with certainty when and how consistently live events will be held en masse. Additionally, at the level of future consumer acceptance of live entertainment events remains uncertain.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,
	2021	2020	2019
	(in thousands)
Net cash used in operating activities	$(136,086)	$(252,414)	$(144,008)
Net cash used in investing activities	(49,001)	(4,056,306)	(1,240)
Net cash provided by financing activities	126,131	4,712,881	12,911

Cash Flows from Operating Activities

For the year ended December 31, 2021, net cash used in operating activities was $136.1 million, primarily resulting from a net loss of $630.0 million, after consideration of non-cash charges of $455.4 million and net cash inflows from the change in net operating assets and liabilities of $38.5 million primarily due to the timing of settling cash payments with buyers, sellers, and vendors. The non-cash charges included in our net loss for the year ended December 31, 2021 relate primarily to amortization of intangible assets of $197.0 million, depreciation of $26.1 million, stock based compensation of $113.0 million, and loss on disposal of $130.8 million, partially offset by unrealized foreign exchange gains of $42.3 million.

For the year ended December 31, 2020, net cash used in operating activities was $252.4 million, primarily resulting from a net loss of $910.7 million, after consideration of non-cash charges of $390.3 million and net cash inflows from the change in net operating assets and liabilities of $268.0 million primarily due to the timing of settling cash refunds and recognizing accruals for credit refunds to certain customers of StubHub who purchased tickets for events in the United States and Canada prior to March 25, 2020 that were subsequently canceled. The non-cash charges included in our net loss for the year ended December 31, 2020 relate primarily to amortization of intangible assets of $168.2 million, losses on derivatives of $55.4 million, loss on remeasurement of debt of $55.5 million, stock-based compensation of $30.3 million, provisions for uncollectible seller receivables of $24.2 million, and depreciation of $24.6 million.

For the year ended December 31, 2019, net cash used in operating activities was $144.0 million, primarily resulting from a net loss of $61.8 million, after consideration of non-cash charges of $16.8 million and net cash outflows from the change in net operating assets and liabilities of $98.9 million primarily related to the timing of payments due to sellers. Non-cash charges related primarily to stock-based compensation of $13.6 million during the year ended December 31, 2019.

Cash Flows from Investing Activities

Net cash used in investing activities during the year ended December 31, 2021 was $49.0 million, which was primarily related to cash transferred in connection with disposal of our StubHub international operations of $45.4 million.

Net cash used in investing activities during the year ended December 31, 2020 was $4,056.3 million, which was primarily related to payment of $4,055.3 million for the StubHub Acquisition, net of cash acquired.

Net cash used in investing activities during the year ended December 31, 2019 was $1.2 million, which was related to purchases of property and equipment.

Cash Flows from Financing Activities

Net cash provided by financing activities during the year ended December 31, 2021 was $126.1 million, which was primarily from net cash proceeds raised from the issuance of Class A common stock of $99.9 million, issuance of Series J redeemable preferred stock of $65.8 million and issuance of long-term debt obligations of $100.0 million, offset by $124.7 million repayment of long-term debt obligations and a net use of cash of $13.9 million in connection with the issuance of Series K redeemable preferred stock and simultaneous redemption of Series G redeemable preferred stock. Net cash provided by financing activities was used for general corporate purposes.

Net cash provided by financing activities during the year ended December 31, 2020 was $4,712.9 million, which was primarily from cash raised to fund the StubHub Acquisition and for general corporate purposes including $2,501.7 million in proceeds from the issuance of long-term debt obligations, $450.0 million in proceeds from the issuance of Series G, Series H, and Series I redeemable preferred stock, and $1,898.0 million in gross proceeds from issuance of common stock, partially offset by repayment of long-term debt obligations of $17.8 million, payment of Series G and Series H redeemable preferred stock issuance costs of $28.8 million, and payment of debt issuance costs of $66.4 million.

Net cash provided by financing activities during the year ended December 31, 2019 was $12.9 million, which was primarily related to $18.0 million in gross proceeds received as a deposit for the expected future issuance of Class A common stock, which was partially offset by $5.2 million in cash payments related to a dividend declared in a prior year.

Contractual Obligations

The following table summarizes our payments due in future periods for contractual obligations as of December 31, 2021:

	Payments Due by Period
	Total	Less than 1 Year	1 to 3 Years	3-5 Years	More than 5 Years
	(in thousands)
Operating lease commitments	$10,450	$4,432	$5,010	$1,008	$—
Contractual partnership payments	77,065	57,315	19,750	—	—

Total contractual obligations	$87,515	$61,747	$24,760	$1,008	$—

Our contractual obligations as of December 31, 2021 include operating lease obligations, which are comprised of the minimum commitments for our office space. See Note 14, “Leases,” to the consolidated financial statements of StubHub Holdings included elsewhere in this prospectus for more information, including the timing of cash payments related to these lease obligations. Our annual contractual partnership payments relate to sponsorship fees. See Note 15, “Commitments and Contingencies,” to the consolidated financial statements of StubHub Holdings included elsewhere in this prospectus for more information.

In February 2020, we entered into the USD Term Loan B for $1,700.0 million and the Euro Term Loan B for €452.4 million euro ($555.5 million) and in August 2020 we entered into the USD Term Loan B1 for $330.0 million all maturing in 2027. Principal and interest components of these loans are not included in the table above. For more information regarding the USD Term Loan B and Euro Term Loan B facilities, including applicable interest rates, see “—Credit Facilities.”

Off-Balance Sheet Arrangements

As of December 31, 2021, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

Our consolidated financial statements and accompanying notes included elsewhere in this prospectus have been prepared in accordance with GAAP. The preparation of our consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts and events reported and disclosed in the consolidated financial statements and accompanying notes included elsewhere in the prospectus. We evaluate our estimates and assumptions on an ongoing basis. We base our estimates on historical experience and on various other assumptions and factors, including the current economic environment, that we believe to be reasonable under the circumstances. Actual results under different conditions could differ from those estimates and any such differences may be material to our consolidated financial condition, results of operations, and cash flows. Changes in estimates will be reflected in our consolidated financial statements in future periods.

The critical accounting policies and estimates, assumptions, and judgments that we believe have the most significant impact to the preparation of our consolidated financial statements are described below. See Note 2, “Basis of Presentation and Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this prospectus for more information.

Revenue Recognition

We recognize revenue in accordance with ASC 606, Revenue from Contracts with Customers. Our revenue is primarily generated from the services we provide to facilitate transactions on our platform between individual buyers and sellers of live event tickets. Revenue primarily consists of fees charged to buyers and sellers.

Revenue is recognized at the point in time we satisfy our performance obligations. We have identified two performance obligations related to the core services we offer to buyers and sellers: (i) transaction facilitation between buyers and sellers, and (ii) shipping facilitation. We provide incentives to buyers and sellers in various forms, including discounts on fees, discounts on items sold, and coupons. Promotions and incentives which are consideration payable to a customer are recognized as a reduction of revenue at the later of when revenue is recognized or when we pay or promise to pay the incentive.

The determination of whether we act as a principal or an agent in the fulfillment of our transaction and shipping facilitation performance obligations is based on an evaluation of whether we control the goods and services before being transferred to the customer under the terms of an arrangement. We do not set prices for tickets and are not responsible for providing tickets but rather provide transaction facilitation between a buyer and a seller. As such, revenue from transaction facilitation we earn for providing access to our marketplace platform and performing listing and transaction facilitation services is recorded net of the price of the tickets since we act as an agent in these transactions. As part of facilitating transactions on our marketplace platform, we provide buyers with the ability to have tickets shipped to a specified address and sellers the ability to ship paper tickets by providing them access to our pre-negotiated shipping contracts for a fee. We set the shipping fee and act as a principal for shipping facilitation. As such, payments by customers to us for shipping facilitation are recognized as revenue in the consolidated statements of operations, while our shipping expenses are included in cost of revenue (exclusive of depreciation and amortization).

We are required to refund the buyer the total amount of their ticket purchase, inclusive of transaction facilitation fees, if an event is canceled. Revenue earned from transaction facilitation that occurs during a financial reporting period is recorded net of refunds for actual canceled events not previously reserved as well as an estimate for future canceled events. We assess whether an event is likely to be canceled based on event policies, historical information, and other factors including forecasted economic conditions. The refund estimates for canceled events are determined separately for different categories, such as sports, concerts, and theater, based on historical data and market conditions. Refunds for estimated canceled events are recorded as a liability within accrued expenses and other current liabilities. If an event is canceled, the amounts due to buyers are recorded within refunds payable to buyers.

We also record a receivable for any amounts we are due from ticket sellers. If an event is expected to be canceled, this receivable is recorded within prepaid expenses and other current assets on the consolidated balance sheets when the cancellation becomes probable. If an event is canceled, the receivable is recorded within seller receivables, net. In most cases, we do not fund sellers the proceeds of the sale of the ticket(s) until after the live event has occurred in order to mitigate the liquidity risk associated with future cancellations and our requirement to refund the buyer the total amount of their ticket purchase.

Accordingly, due to the increased likelihood of event cancellations caused by the circumstances of the COVID-19 pandemic, we recorded liabilities as of December 31, 2021 and 2020 of $57.4 million and $173.8 million, respectively, for events that have been canceled within refunds payable to buyers on the consolidated balance sheets and $62.1 million and $87.6 million, respectively, for events expected to be canceled within accrued expenses and other current liabilities on the consolidated balance sheets.

Revenue is recognized net of value-added tax and sales taxes and estimated cash refunds and sales credits.

Stock-Based Compensation

We issue stock-based compensation awards to employees, officers, directors, and non-employees in the form of stock options and RSUs. We measure and recognize compensation expense for stock-based awards based on the fair value of the award on the date of grant. We account for forfeitures of stock-based awards when they occur.

For options that vest based on continuous service or contain a performance-based vesting condition, the fair value of stock options is measured on the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the award, the expected volatility of our common stock, risk-free interest rates, and the expected dividend yield of our common stock. These assumptions used to determine the fair value of awards represent management’s best estimates, which involve inherent uncertainties and require the application of management judgement. The fair value of each stock option with only service-based vesting conditions is amortized on a straight-line basis and is recognized over the requisite service period of the awards. The requisite service period is generally five years from the date of grant; however, this term may vary.

The fair value of RSUs is measured using the fair value of our common stock on the date of grant. Certain RSUs contain a performance-based vesting condition, which will be satisfied upon the occurrence of a liquidity event, defined as the earlier of a qualifying sale of our common stock in a public listing or a change in control event, both of which are not deemed probable until consummated. If a direct listing had occurred on December 31, 2021, we would have recorded $50.7 million of cumulative stock-based compensation expense for RSUs with performance conditions that include a non-underwritten initial public offering for the service period rendered from the date of grant through the date our common stock is first registered under the Exchange Act and would have an additional $67.6 million of unrecognized stock-based compensation expense over a weighted-average period of 2.0 years for these RSUs. As of December 31, 2021, there was unrecognized stock-based compensation expense of $23.0 million for RSUs that would remain unvested upon a direct listing liquidity event.

For options and RSUs that include performance-based vesting conditions, we recognize the associated expense over the requisite service period, using the accelerated attribution method, once the performance-based vesting condition becomes probable of being achieved. For options and RSUs that contain market based vesting conditions (i.e., achievement of a specified equity return or stock price), we value such awards on the date of grant using a binomial option model. The binomial model requires the input of highly subjective assumptions, including the expected volatility, the exercise multiple, the risk-free rate and the dividend yield.

We offer partial-recourse loans to certain employees to fund the exercise of the employee’s stock options to purchase shares of our common stock. The loans are partially secured by the purchased shares and are forgiven if the employee provides continuous service through the loan forgiveness date. The employee may also voluntarily repay the loan at any time without penalty. The purchased shares are considered restricted until the loans are repaid or forgiven. The loan program is accounted for as a stock-based compensation arrangement as the loans are treated as nonrecourse for accounting purposes.

The fair value of the purchased shares is measured using the fair value of our common stock on the date of the grant since we intend to forgive the loan, subject to the employee’s continuous service. As the employee may also voluntarily repay the loan at any time without penalty, the portion of the award’s grant date fair value associated with this stock option is recognized immediately on the grant date using the Black-Scholes option pricing model. The remaining grant date fair value is expensed over the requisite service period of the loan, beginning on the grant date and ending on the loan forgiveness date. The requisite service period ranges from one month to four years. We account for forfeitures when they occur.

Additionally, liability-classified awards associated with relocation arrangements are remeasured each reporting period at fair value until the award is settled, and compensation cost is recognized in earnings on a straight-line basis over the requisite service period for each award, adjusted for changes in fair value each reporting period. The fair value of the liability-classified awards is measured using the fair value of our common stock at each reporting period.

The fair value of each stock option with only service-based or performance-based vesting conditions is estimated on the date of grant using the Black-Scholes option-pricing model along with the following weighted average assumptions:

	Year Ended December 31,
	2021	2020	2019
Risk free interest rate	0.86%	0.65%	1.83%
Expected term	5.1 years	6.5 years	6.5 years
Dividend yield	0.00%	0.00%	0.00%
Expected volatility	84.50%	86.00%	40.00%

Common Stock Valuations

The fair value of our common stock underlying our stock-based awards has historically been determined by our board of directors, with input from management and contemporaneous independent third-party valuations. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock at each grant date. These factors include:

•	the prices, rights, preferences and privileges of our redeemable preferred stock relative to those of our common stock;

•	the prices paid for our redeemable preferred stock sold to third-party investors by us and prices paid in secondary transactions for our common stock in arm’s-length transactions;

•	the lack of marketability of our common stock;

•	our operating and financial performance;

•	current business conditions and projections;

•	hiring of key personnel and the experience of our management;

•	the history of the Company;

•	likelihood of achieving a liquidity event, such as an initial public offering, a merger, or acquisition of our company given prevailing market conditions;

•	the market performance of comparable publicly traded companies; and

•	U.S. and global capital market conditions.

In valuing our common stock, the fair value of our business was determined using various valuation methods, including combinations of income and market approaches with input from management. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate that is derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or engaged in similar business operations as of each valuation date and is adjusted to reflect the risks inherent in our cash flows. The market approach estimates value based on a comparison of the subject company to comparable public companies engaged in similar business operations. From the comparable companies, a representative market value multiple is determined and then applied to the subject company’s financial forecasts to estimate the value of the subject company.

The fair value of our business determined using the income and market approaches was then allocated to the common stock using the Option Pricing Method (“OPM”). After the allocation to our common stock, a discount for lack of marketability (“DLOM”) was applied to arrive at a fair value of our common stock. A DLOM was meant to account for the lack of marketability of a stock that was not publicly traded.

In making the final determination of our common stock value, we also considered and included secondary transactions involving our capital stock in our valuations. In our evaluation of secondary transactions, we considered the facts and circumstances of transactions that took place to determine the extent to which they represented a fair value exchange and assigned the transactions an appropriate weighting in the valuation of our common stock. Factors considered include the number of participants, transaction volume, timing relative to the valuation date, whether the transactions occurred between willing and unrelated parties, and whether the transactions involved investors with access to our financial information.

Application of these approaches and methodologies involves the use of estimates, judgments, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable public companies, and the probability of and timing associated with possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

Once our stock is publicly traded, the fair value of each share of underlying common stock will be determined based on the closing price as reported on the date of grant on the primary stock exchange on which our common stock is traded. Future stock-based compensation amounts for any particular period could be affected by changes in our assumptions or market conditions.

Business Combinations

The fair value valuation of assets acquired and liabilities assumed in a business combination under ASC 805 requires management to make significant estimates and assumptions. Critical estimates in determining the fair value of certain intangible assets include, but are not limited to: future expected cash flow from trademarks and trade names, certain seller relationships, and developed technologies, as well as the costs to recreate certain managed marketplace seller relationships and buyer customer relationships. We considered asset lives, discount rates, and asset recreation costs as key inputs in the development of the valuation models.

Impairment of Goodwill and Indefinite-Lived Intangible Assets and Other Long-Lived Assets

Goodwill and Indefinite-Lived Intangible Assets

We evaluate indefinite-lived intangible assets, including goodwill and trademarks and trade names, annually during the fourth quarter for impairment or more frequently if events and circumstances indicate that it is more likely than not that the goodwill or other indefinite-lived intangible assets are impaired.

Events that could indicate impairment of goodwill and other indefinite-lived intangible assets that trigger an impairment assessment include, but are not limited to, adverse economic market conditions, long-term declining industry outlook conditions, entity-specific financial underperformance, and other adverse legal and regulatory events. We perform our goodwill impairment assessment at the reporting unit level. Our reporting unit is aligned with the organizational structure of our business, and we have concluded that we have a single reporting unit.

We perform impairment testing for goodwill and other indefinite-lived intangible assets using a two-step process. First, a qualitative assessment using relevant events and circumstances is performed to determine whether it is more likely than not that the fair value of a reporting unit or the fair value of an indefinite-lived intangible asset is less than its carrying value. Second, if the qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit or indefinite-lived intangible asset is less than its carrying amount, a quantitative assessment is required. We may also bypass the qualitative assessment for a reporting unit or indefinite-lived asset and directly perform a quantitative assessment.

When a quantitative assessment is performed, the fair value of the reporting unit or the fair value of an indefinite-lived intangible asset is compared with its carrying amount. If the carrying value of the reporting unit including goodwill exceeds its fair value, then the implied fair value of the reporting unit’s goodwill is calculated and an impairment loss equal to the excess is recognized. If the carrying value of an indefinite-lived intangible asset exceeds the fair value, then such indefinite-lived intangible asset is written down by an amount equal to the excess of carrying value over fair value.

To evaluate goodwill and indefinite-lived intangible assets in a quantitative impairment assessment, the fair value of the reporting unit or the fair value of an indefinite-lived intangible asset is estimated using income and market approaches. The discounted cash flow method, a form of the income approach, uses expected future cash flows, discounted using a market participant discount rate. Failure to achieve these expected results, or changes in the discount rate or market pricing metrics may cause a future impairment of goodwill at the reporting unit or an indefinite-lived intangible asset.

Due to the events and circumstances related to the COVID-19 pandemic, we performed assessments throughout 2020 to identify whether or not indicators of impairment existed for our goodwill or other indefinite-lived intangible assets, which related to our acquisition of StubHub. We did not identify any indicators that impairments of our goodwill or other indefinite-lived intangible assets were more likely than not prior to our annual assessment on October 1, 2020.

When conducting our annual impairment tests on October 1, 2020 for our goodwill or other indefinite-lived intangible assets, we determined as a result of the qualitative assessment that the sustained events and changes in circumstances due to the COVID-19 pandemic indicated that a further quantitative assessment was necessary. As a result of the quantitative assessment, we concluded that, as of October 1, 2020, the fair value of the reporting unit was more than 170% higher than the carrying value and the fair value of other indefinite-lived intangible assets was more than 20% higher than the carrying value. Therefore, we concluded goodwill and other indefinite-lived intangible assets were not impaired and that no adjustments to the carrying value of goodwill or other indefinite-lived intangible assets were required. We evaluated events and circumstances during the year ended December 31, 2021, including our annual impairment tests on October 1, 2021, to identify whether or not indicators of impairment existed for our goodwill or other indefinite-lived intangible assets. We did not identify any indicators of impairments to our goodwill or other indefinite-lived intangible assets during the year ended December 31, 2021.

Long-Lived Assets

We evaluate long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset group may not be recoverable. Events that could indicate impairment of long-lived assets that trigger an impairment assessment include, but are not limited to, adverse economic market conditions, long-term declining industry outlook conditions, entity-specific financial underperformance, and adverse legal and regulatory events. An asset group held and used is considered impaired to the extent its carrying amount exceeds the undiscounted future net cash flow the asset group held and used is expected to generate. An asset group to be disposed is reported at the lower of its carrying amount or fair value less costs to sell. Assets to be disposed are not depreciated or amortized while they are classified as held for sale. The fair value less costs to sell of a long-lived asset or disposal group is reassessed in each reporting period in which it is classified as held for sale. We recognize any subsequent increase in fair value less cost to sell, only to the extent that it is not in excess of the cumulative loss previously recognized.

Due to the events and circumstances related to the COVID-19 pandemic, we performed assessments throughout 2020 to identify whether or not indicators of impairment existed for our long-lived assets. We identified a triggering event as of October 1, 2020 due to the sustained impacts on our business related to the COVID-19 pandemic. Upon our quantitative assessment, we concluded that no adjustments to the carrying values of our long-lived assets were required. We evaluated events and circumstances during the year ended December 31, 2021 to assess whether or not indicators of impairment existed for our long-lived assets. We did not identify any indicators during the year ended December 31, 2021 that our long-lived assets were not recoverable.

Interest Rate Derivatives

We use interest rate swaps to manage interest rate risk on future cash flows, with certain of these swaps designated and accounted for as cash flow hedges. Derivative instruments are recognized on the consolidated balance sheets at fair value each reporting period. We use interest rate swaps to manage interest rate risk on future cash flows, with certain of these swaps designated and accounted for as cash flow hedges. Derivative instruments are recognized on the consolidated balance sheets at fair value each reporting period. Gains and losses resulting from changes in the fair value of derivative instruments not qualifying as a cash flow hedge are recognized within losses on derivatives in the consolidated statements of operations. If the derivative instrument is designated as a cash flow hedge gains and losses resulting from changes in fair value are deferred in unrealized losses on cash flow hedges, net of tax in accumulated other comprehensive loss until the hedged transaction affects earnings and is presented within interest expense in the consolidated statements of operations.

The criteria used to determine if hedge accounting treatment is appropriate are: (a) formal designation and documentation of the hedging relationship, the risk management objective, and hedging strategy at hedge inception; (b) eligibility of hedged items, transactions, and corresponding hedging instrument; and (c) effectiveness of the hedging relationship both at inception of the hedge and on an ongoing basis in achieving the hedging objectives. Effectiveness of designated hedges are required to be assessed on a quarterly basis. See Note 13, “Interest Rate Derivatives” to the consolidated financial statements of StubHub Holdings included elsewhere in this prospectus for more information.

We recognize the estimated amounts we would receive or pay upon a termination of interest rate derivatives prior to their schedule expiration dates as assets or liabilities measured at fair value. These assets and liabilities are recognized as Level 2 within the fair value hierarchy as they are measured based on observable inputs. See Note 5, “Fair Value Measurements” to the consolidated financial statements of StubHub Holdings included elsewhere in this prospectus for more information.

Series J Redeemable Preferred Stock

We have classified all outstanding shares of our Series J redeemable preferred stock as a liability within other non-current liabilities on the consolidated balance sheets and elected the fair value option to remeasure the Series J redeemable preferred stock at each reporting period with changes recorded through interest expense in the consolidated statements of operations. We utilized the income approach to measure the fair value of the Series J redeemable preferred stock. The fair value of this liability is the present value of the expected future cash flows using a discount rate that approximates assumptions used by market participants for similar liabilities, adjusted to reflect inherent risks of our future cash flows. Significant changes in the discount rate would result in a significant decrease or increase in the fair value measurement.

Loss Contingencies

We record a liability in accrued expenses and other current liabilities and other non-current liabilities on the consolidated balance sheets when we believe that it is both probable that a loss has been incurred and the amount can be reasonably estimated. We disclose contingencies when we believe that a loss is not probable but reasonably possible. Significant judgment is required to determine both probability and the estimated amount. See Note 15, “Commitments and Contingencies” to the consolidated financial statements of StubHub Holdings included elsewhere in this prospectus for more information.

Provision for Income Taxes

We are subject to income taxes in the United States and numerous foreign jurisdictions. Tax regulations within each jurisdiction are subject to interpretation of the related tax laws and regulations. Judgment is required in determining our provision for income taxes and deferred tax assets and liabilities, including evaluating uncertainties in the application of accounting principles and complex tax laws.

We utilize the asset and liability method of accounting for income taxes under which deferred tax assets and liabilities arise from the temporary differences between the tax basis of an asset or liability and our reported amount in the consolidated financial statements, as well as from net operating loss and tax credit carryforwards. In establishing deferred income tax assets and liabilities, management makes judgments based on the enacted tax laws and published tax guidance applicable to us as well as the amount and jurisdiction of future taxable income. Deferred tax assets and liabilities are recorded and the need for valuation allowances is evaluated to reduce the deferred tax assets to amounts expected to be realized.

We account for uncertainty in tax positions by recognizing a tax benefit from uncertain tax positions when it is more likely than not that the position will be sustained upon examination. We record valuation allowances based on an assessment of positive and negative evidence on a jurisdiction-by-jurisdiction basis, which is highly judgmental and requires subjective weighting of such evidence. As of December 31, 2021, we established a valuation allowance against our U.S. and foreign net deferred tax assets of $299.7 million and $80.4 million, respectively. If our assumptions and estimates that resulted in our forecast of future taxable income for each tax-paying component prove to be incorrect, we may need to adjust the carrying value of our deferred tax balances. An increase or decrease in the valuation allowance would result in a respective increase or decrease in our effective tax rate in the period the increase or decrease occurs.

Recent Accounting Pronouncements

See Note 2, “Basis of Presentation and Summary of Significant Accounting Policies” to the consolidated financial statements of StubHub Holdings included elsewhere in this prospectus for more information.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain market risks in the ordinary course of business. These risks primarily result from interest rate fluctuations and foreign currency exchange rates.

Interest Rate Risk

Our exposure to interest rate risk is influenced primarily by changes in interest rates on interest payments related to our Credit Facilities entered into in February 2020. We had $2,505.5 million outstanding under our Credit Facilities as of December 31, 2021. See Note 11, “Long-Term Debt Obligations” to the consolidated financial statements of StubHub Holdings included elsewhere in this prospectus for more information.

Management periodically reviews our exposure to interest rate fluctuations and periodically implements strategies to manage the exposure. When deemed appropriate, we manage our risk from interest rate fluctuations through the use of derivative instruments, such as interest rate swaps to establish fixed rates on variable rate debt.

In February 2020, we entered into several fixed interest rate swap contracts to address the variable interest rate risk on our term loan debt. These interest rate swaps had the economic effect of modifying the variable interest obligations based on LIBOR and EURIBOR plus a spread associated with $2,200.0 million of the long-term debt so that the interest payable on these effectively became fixed. See Note 13, “Interest Rate Derivatives” to the consolidated financial statements of StubHub Holdings included elsewhere in this prospectus for more information.

As of December 31, 2021, after taking into account the effect of our interest rate swap agreements that were in effect as of such date, approximately 87% of our long-term debt then outstanding was at a fixed interest rate, with the remainder at variable interest rates. Given our long-term debt position, a hypothetical 10% change in interest rates would not have had a material impact on our consolidated financial statements as of December 31, 2021.

We had cash and cash equivalents of $554.1 million as of December 31, 2021. Cash and cash equivalents consist of cash in banks and time deposits purchased with an initial maturity of three months or less. Our cash and cash equivalents are held for working capital purposes. Such interest-earning instruments carry a degree of interest rate risk. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs, and the fiduciary control of cash. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these instruments, a hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements as of December 31, 2021.

Foreign Currency Exchange Risk

We report our financial results in U.S. dollars. We conducted a substantial portion of our business outside of the United States prior to the StubHub Acquisition and will continue to do so in the future. The financial position and operating results of our foreign operations are consolidated using USD or the local currency as the functional currency. We have experienced and will continue to experience fluctuations in our financial results due to foreign currency exchange transaction risk and translation risk.

Transaction Risk

Movements in currency exchange rates affect the remeasurement of monetary assets to be received or liabilities to be paid for the settlement of a transaction denominated in a currency other than the functional currency, commonly referred to as foreign currency transaction risk. Remeasurement of such amounts are reported as foreign currency (losses) gains in our consolidated statements of operations. Our Euro Term Loan B obligation is exposed to foreign currency transaction risk, thus changes in the euro to U.S. dollar exchange rate will cause foreign currency gains or losses. A hypothetical 10% change in the euro to U.S. dollar exchange rate applied to the Euro Term Loan B obligation as of December 31, 2021 would have resulted in a $51.2 million change to foreign currency losses as reported in our consolidated statement of operations for the year ended December 31, 2021. Excluding the impact to our Euro Term Loan B, a hypothetical 10% change in foreign currency exchange rates applied to net monetary assets and liabilities as of December 31, 2021 denominated in currencies other than their functional currencies would not have had a material impact on our consolidated financial results. At this time, we do not, but we may in the future, enter into derivatives or other financial instruments in an attempt to hedge our foreign currency transaction risk. Accordingly, we expect foreign currency transaction risk to continue to impact our financial results, especially as it relates to our euro denominated Euro Term Loan B.

Translation Risk

Movements in currency exchange rates affect the remeasurement of net asset or liability positions of our foreign operations from their functional currency to our U.S. dollars reporting currency. The consequences of translating such amounts are reported as a component of accumulated other comprehensive loss on our consolidated balance sheets.

Emerging Growth Company Status

We are an emerging growth company, as defined in the JOBS Act. Section 107 of the JOBS Act provides that an “emerging growth company” may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Therefore, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

BUSINESS

A New Category

It was the spring of 1999 and Eric Baker had a very specific problem. He needed two tickets to see The Lion King on Broadway and the show was sold-out. The box office was a dead end and he had no idea who to call for help. Should he just canvass the streets around Times Square and hope to find someone with a “tickets for sale” sign? With no clear answers, he found himself at the mercy of an opaque market. The specific problem was not singular, but rather a gateway to a series of obstacles. Who had tickets to sell? Would those tickets be genuine, or would he be turned away and embarrassed at the entrance? Would they be good seats? He didn’t have a seat map for the theater. Was he getting good value? What other options were out there? There was no price or inventory transparency. And was it really a good idea to pull out a few hundred dollars in cash on a dark street in the middle of midtown Manhattan?

At the time, the first wave of the Internet was transforming commerce. He could easily search the Internet and buy many things online—from books to beanie babies. But no marketplace existed for event tickets—there was no way to gain access to live events in a safe, liquid and transparent online marketplace.

So Eric set out to solve this problem. In 2000, while a student at Stanford Business School, he founded StubHub with the goal of democratizing access to any event, from a play to a football game to a concert. He set out to fix universal pain points around search, selection, transparency, ease and trust. And in aggregating the demand for live event tickets, StubHub also empowered all types of sellers to thrive. StubHub quickly became the de facto destination to buy and sell tickets to live events. In January 2007 StubHub was acquired by eBay.

After leaving StubHub in 2005, Eric decided to take some time off and travel the world. He arrived in London with a desire to attend his first Premier League soccer match. He soon found himself facing a familiar problem, which was that StubHub, or any close approximation, didn’t exist internationally. Eric founded viagogo in 2006 with two objectives. First, to bring the same transformative experience that StubHub unlocked in the United States to an international audience. Second, to build the business on a global-first technology platform that could scale seamlessly across borders and currencies. viagogo would bring a more innovative and data-centric approach to the industry at large and pioneer relationships with global content owners, such as European soccer clubs.

In February 2020, viagogo acquired StubHub from eBay, bringing together the two businesses Eric founded. The combination of StubHub and viagogo creates a category-defining platform with global scale and selection for fans. Whether the opera in Vienna, a concert in Los Angeles, a soccer match in Germany or a sumo wrestling match in Japan, fans now have the ability to access live events anywhere in the world through a single marketplace, in any language and in any currency. And as live events are increasingly global, artists, teams and leagues are able to reach larger fan bases outside of their home countries.

Eric has spent the last two decades creating a new category, evolving a traditionally opaque and offline market into a transparent and digital marketplace. Yet we are still in the early days of achieving our vision of democratizing access to all live events globally. We are on a mission to create a future where all live events are available on our marketplace and tickets are priced efficiently, leading to a world where there is a fan in every seat, and the entire live events ecosystem thrives.

Our Business Today

Our business today is the combination of viagogo and StubHub. We believe we operate the largest global marketplace where fans can buy and sell tickets to live events.*

*

Based on various financial metrics, including GMS (compared against similar competitor metrics such as gross transaction value and gross order value) and revenue in secondary transactions, as reported in public regulatory filings of our largest competitors and equity research reports for 2019.

Our marketplace is built for fans. We believe that everyone is a fan, whether of sports, music, theater, comedy or other genres that shape and define our culture. Our fans can be ticket buyers looking for tickets to a sold-out show or ticket sellers looking to sell, including individual fans who may be reselling their tickets following a change of plans, season ticket holders that cannot attend every event, or individuals and businesses that purchase tickets with an intent to resell, which we refer to as professional resellers. Buyers of tickets on our marketplace are able to access events anywhere in the world, on-demand and in their local language and currency. Sellers of tickets on our marketplace are able to utilize our wealth of data and scaled distribution to reach a passionate base of buyers with dynamic, intelligent pricing, thereby maximizing their revenue. We manage services for our fans from end-to-end including marketing, payment, fulfillment and customer support for all tickets sold on our marketplace. As a result, buyers can purchase tickets safely and securely, knowing their ticket will be authentic and arrive in time for the event, and sellers can list their inventory with the confidence that they will be compensated for their tickets.

To enable our marketplace and better serve fans, we have built a platform that combines data, global distribution and end-to-end technology. This combination creates a flywheel effect that drives the growth and liquidity of our global marketplace. Our flywheel begins with data, which allows us to optimize marketing spend by targeting the right fans and matching them with the right events. As fans become buyers, we attract more sellers looking to reach them. With more sellers, we are able to offer buyers a wider selection of live events. Scale accelerates the growth and liquidity of our global marketplace, as more buyers and sellers drive broader distribution, higher transaction volume and deeper data intelligence. We believe our platform provides us with a strategic position in the live events ecosystem.

StubHub and viagogo have enabled the buying and selling of tickets on a global scale and benefit from over 35 combined years of operating history and category leadership. Fans have purchased more than 370 million tickets through StubHub and viagogo since inception. Over the last 20 years, StubHub has invested over $1 billion in sales and marketing to create a durable brand. According to the StubHub Brand Study, StubHub enjoys an aided brand awareness of 75% in the United States, making StubHub synonymous with live events and positioning our marketplace as the destination for fans. As we have built the category, we have been a pioneer of industry innovation. For example, StubHub was the first to forge a secondary ticketing partnership with a major sports league in the United States when it signed a partnership with MLB, and was the first to sign secondary ticketing partnerships with teams in the NBA, NHL, NFL and NCAA. StubHub was also the first ticketing marketplace to introduce e-delivery with barcodes, a mobile ticketing app for fans and interactive seats maps on mobile. Internationally, viagogo was the first to sign secondary ticketing partnerships with teams in major European sports leagues. viagogo was also the first to become a secondary ticketing partner for a global world concert tour.

As consumers increasingly value experiences over material possessions, spending on experiences, such as live events, as a percentage of their discretionary expenditure has increased over time. Live events are sources of fun, community and social connection. They bring together family, friends and fans across all walks of life with shared passion and amplify emotional bonds through collective experience. While other forms of entertainment are passive, static and stale, when a fan is at a festival or a football game, they are active, participatory and immersed in the moment. As both secular and recent trends accelerate demand for live events, there is a massive opportunity for our global marketplace to broaden the reach and availability of live events for fans, thereby enabling the live events ecosystem to thrive.

viagogo grew consistently over the decade leading up to the StubHub Acquisition in February 2020. In 2019, on a combined basis, over 11 million buyers from over 200 countries and territories purchased over 38 million tickets provided by more than 1 million sellers on our marketplace. In early 2020, the COVID-19 pandemic disrupted live events across the world and our business was impacted significantly as governments implemented stay-at-home orders and sports leagues, artists, theaters and venues either suspended live events or greatly reduced fan attendance. As a result, in 2020, on a combined basis, approximately 2 million buyers from over 180 countries and territories purchased approximately 6 million tickets provided by approximately

0.3 million sellers on our marketplace. In 2021, approximately 5 million buyers from over 180 countries and territories purchased approximately 17 million tickets provided by approximately 0.8 million sellers on our marketplace. Throughout the pandemic, we focused on positioning our business for a return of large scale, full capacity events, and many of these events are now returning. We expect that the live events category will continue to rebound as economies reopen and fans everywhere eagerly return to live events Moreover, the global pandemic has highlighted the irreplaceable role that collective experiences play in fostering human connection, which we believe will accelerate and solidify the draw of, and demand for, live events in the years to come.

With advantages in data, global distribution and end-to-end technology combined with a category-defining brand, we believe our business is poised to resume growth and increase profitability and free cash flow as the world begins to live life “live” again.

Industry Trends in Our Favor

Consumers Are Prioritizing Experiences and Live Events

Consumers are increasingly prioritizing experiences and live events over material possessions and other forms of entertainment. According to a 2018 study by Expedia Group and the Center for Generational Kinetics, 74% of Americans prioritize experiences over products or things. This prioritization is reflected in Americans’ spending habits. According to a report by L.E.K. Consulting, consumer spend on experiences as a percentage of discretionary expenditure in the United States is expected to reach 32% by 2030, up from 22% in 1985. In developing markets, consumer incomes are on the rise and free time is increasing. In addition, material goods have become cheaper and more globally available while live events remain one-of-a-kind. We believe these trends in spending and free time are applicable across generations, leading to broad support and increasing secular demand for live events. Older generations with more savings and free time are seeking out the nostalgia of live events and festivals. Younger generations are also spending less on big ticket items like a home or a car and more on experiences like travel or music festivals than previous generations, which is likely to further propel our opportunity as they become a larger portion of the population.

Live Events Are Critical Sources of Income and Fan Engagement to the Entertainment Industry

Live events are critical to the entertainment industry and are a key driver of fan engagement and revenue. In music, top artists and regular musicians alike earn the majority of their music-related income from live performances. According to a study by the Music Industry Research Association and Princeton University, more than 60% of the median musician’s music-related income comes from live events. This is even more pronounced for top artists. According to Billboard, the top 10 highest paid musicians in 2019 derived approximately 80% of their income from touring. In sports, live events represent a significant source of revenue through ticket sales, concessions, merchandise and sponsorships. According to IBISWorld, major sports franchises in the United States are expected to earn approximately 41% of their revenue in 2021 from ticket sales and concessions. Additionally live events galvanize sports fan bases and at-home viewership, fostering a community and a game-day atmosphere that drives core broadcasting demand. Packed, sold-out stadiums viewed on broadcast create an atmosphere that fans want to experience live, driving a virtuous circle of demand for sports.

The COVID-19 Pandemic Has Created Significant Pent Up Demand for Live Events and Elevated Savings Rates

The global COVID-19 pandemic has had a disproportionate impact on the live events category with numerous cancellations and postponements. After a prolonged period of isolation and social distancing, consumers have built up a strong desire for live, in-person events. According to the July 2021 survey by the CoLab Group that we commissioned, over 70% of consumers indicated they are likely to attend live events in the next 6 months. At the same time, economic conditions and government stimulus in response to the COVID-19 pandemic have led to a surge in consumer savings. Bloomberg Economics estimates that American consumers have saved an extra $1.5 trillion relative to a baseline with no pandemic. This has created an attractive industry dynamic of buyers yearning for live events while concurrently enjoying greater-than-normal savings at their disposal.

Thus, it is not surprising that we have already observed signs of resurgence in sporting events, theater and concerts driven in part by pent-up demand. According to PredictHQ, attendance at events in the United States in September 2021 was estimated to be approximately 80% of September 2019 levels.

The Need for a Global Marketplace

Increased connectivity through social media, more accessible travel and globalization has created global fan bases of buyers seeking events all over the world and frequently outside of their home country. This trend in increasing cross border transactions is particularly pronounced for larger events such as championships, marquee events and world concert tours where buyers often travel great distances to attend once-a-year spectacles. As a result, the need for a global marketplace acting as a single source for live events anywhere is more important than ever.

The Largest Global Marketplace for Tickets to Live Events

We believe we operate the largest global marketplace where fans can buy and sell tickets to live events, based on various financial metrics, including GMS (compared against similar competitor metrics such as gross transaction value and gross order value) and revenue in secondary transactions. We offer buyers ubiquitous access to “never sold-out” events anywhere in the world in their local language and currency. We use our wealth of data and scaled distribution to enable sellers to reach our passionate base of buyers with dynamic, intelligent pricing, thereby maximizing their revenue. We manage the services for our fans from end-to-end including marketing, payment, fulfillment and customer support for all tickets sold on our marketplace. Buyers can purchase safely and securely, knowing their ticket will be authentic and arrive in time for the event, and sellers can list their inventory with the confidence they will be compensated for their tickets. As a result, fans are able to buy and sell tickets on-demand to any live event through a highly liquid global marketplace and benefit from a trusted, consistent experience. Through our marketplace, we are transforming the way fans access and enjoy live events that were previously inaccessible, undiscovered, sold-out or mispriced.

To enable our marketplace and better serve fans, we have built a platform that combines data, global distribution and end-to-end technology. We benefit from the complementary strengths of two predecessor companies that together create our category-defining global marketplace and platform. The foundation of our platform is our technical capabilities developed over the last 15 years at viagogo and purpose-built for live events. On February 13, 2020, viagogo acquired StubHub, extending and enhancing our platform with over 20 years of operating history and transaction data, a large fan base and live events catalogue and an established, category-defining brand for live events in the United States. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our History and Acquisition of StubHub” for additional information about the divestiture of the StubHub international business.

Data: Data Intelligence to Optimize Outcomes for Buyers and Sellers

Our leading scale, customer engagement and operating history provides us with valuable data intelligence that we use to optimize outcomes for buyers and sellers. As a category pioneer with over 35 combined years of operating history across StubHub and viagogo, we believe we have amassed a significant data advantage. Our leading scale today generates continuous insights that further our data advantage. We leverage our data advantage to understand where fans have demand and inform our customer acquisition, pricing recommendation algorithms and product strategy, which continuously improves the value we provide to buyers and sellers.

Distribution: Global Distribution Anywhere There Is Demand for Live Events

With the largest two-sided global network of buyers and sellers in the live events industry, our platform is designed to offer broad, global distribution anywhere there is demand for live events. Our global presence is based on StubHub’s leadership position among fans in the United States and viagogo’s leadership position among fans internationally. Combined, buyers from over 180 countries and territories were able to access a broad catalogue of live events in over 70 countries and territories, and sellers of tickets on our marketplace are able to reach larger, global audiences to drive higher revenue and attendance in 2021. We have developed a proficiency in customer acquisition and cultivating purchase intent that will be further enhanced by combining the StubHub brand with our performance marketing expertise honed over a decade at viagogo. As a result, we believe we have created leading distribution capabilities.

Technology: End-to-End Functionality Capable of Handling All Types of Events

Our technology is purpose-built for live events and is designed to offer a superior product experience that addresses the spectrum of needs for buyers and sellers. Our technology is built to handle events regardless of their size, location, category or venue and includes end-to-end workflows and services that streamline the purchase and sale experience for buyers and sellers. For buyers, we provide a solution that encompasses search, price comparison, secure payment, delivery and customer service. For sellers, we provide inventory management solutions, pricing tools and price guidance, customer analytics and support. Our technology is built to operate globally and at scale, leveraging centralized technology and operations to reach buyers in over 180 countries and territories and give them access to a broad catalogue of live events in over 70 countries and territories while supporting 40 languages and accepting payments in 38 currencies in 2021. Scalability and operational excellence are in our DNA, as viagogo was founded as a multi-lingual, multi-currency platform designed to be a global business and has over a decade of experience operating globally. We believe this allows us to successfully manage the inherent complexity of highly fragmented, localized supply and global demand.

Platform Capabilities Enhanced by the StubHub Brand

Our platform capabilities are further enhanced by the strength of the StubHub brand in the United States, which was built over the last 20 years to become one of the category-defining live events brands in the United States today. Over the last 20 years, StubHub has invested over $1 billion in sales and marketing to create a durable brand. According to the StubHub Brand Study, StubHub enjoys an aided brand awareness of 75% in the United States, making StubHub synonymous with live events and positioning our marketplace as the destination for fans. Buyers trust the StubHub brand to guide them to events they otherwise would not have found on their own with confidence and know that they are transacting in a trusted environment, and sellers benefit from the StubHub brand to reach more buyers. The strength of the StubHub brand also drives customer loyalty and organic bookings. In 2019, the most recent fiscal year prior to the StubHub Acquisition, the StubHub platform generated 71% of GMS, which represents the total dollar value paid by buyers in a transaction facilitated on the platform, through unpaid channels. In 2020, on a combined basis, we generated 73% of GMS through unpaid channels. In 2021, we generated 69% of GMS through unpaid channels. We believe this reflects our ability to leverage the StubHub brand to attract buyers through unpaid channels following the StubHub Acquisition. In connection with our acquisition of StubHub, we have agreed to certain restrictions on the use of the StubHub brand outside of the United States and Canada. See “—StubHub Acquisition and U.K. Competition and Markets Authority Final Report” for additional information.

Our Mutually Reinforcing Flywheel

The combination of our data, global distribution and end-to-end technology enhanced by a category-defining brand creates mutually reinforcing flywheel effects that increase the growth and liquidity of our global marketplace.

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Growth flywheel. We leverage our brand affinity and marketing expertise to attract fans to our marketplace through organic and paid channels. The more fans we attract and convert to buyers on our marketplace, the more engagement and purchase intent data we have, which allows to better optimize marketing spend and the fan experience to attract and convert more fans. More buyers subsequently generate more transaction volume. As this cycle continues, traffic and return on marketing investment increases.

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Liquidity flywheel. More transaction volume from our growth flywheel draws more seller inventory and selection to our marketplace. More sellers and a broader selection of inventory attract more buyers, which in turn leads to more sellers and a greater selection of inventory. As we attract more buyers and sellers, we increase the reach and data intelligence of our platform and the transaction volume and liquidity of our marketplace increases.

Our entire platform benefits from our growth and liquidity flywheel effects as more buyers and sellers enhance our data, distribution, technology and brand, allowing us to better serve fans globally. Our data intelligence benefits from greater buyer and seller engagement and higher transaction volume as we are able to generate increasingly valuable insights that support our marketing strategy, pricing recommendation algorithms and product strategy. As a result, we have been able to create a business model that generates strong returns with scale.

Our Value Propositions to Our Fans

We invest in and build our marketplace and platform with fans in mind. Their experience serves as a key catalyst to our success. Our fans can be ticket buyers looking for tickets to a sold-out show or ticket sellers looking to sell their tickets following a change of plans. We refer to buyers as fans that purchase a ticket on our marketplace, and sellers as fans that sell a ticket on our marketplace.

Our Buyers

The foundation of our success is our ability to offer buyers an experience built on trust, transparency, security, support and ubiquitous access to “never sold-out” events of all types, regardless of their size, location or venue. Our buyers are also critical to building a passionate and loyal audience that attracts sellers and their inventory.

Why Buyers Choose Our Marketplace

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Leading global selection. We offer access to a broad catalogue of live events in over 70 countries and territories. In addition to accessing a diverse variety of live events, buyers are able to compare a wide selection of seat locations across a range of price points, many of which are below face value.

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Never sold-out. Whether buyers are looking to purchase tickets months in advance or minutes before an event, they can access the events they are most passionate about with the flexibility to make a purchase when they know their schedule. For buyers, this creates the experience of an event never being sold-out, even if all tickets have been purchased, as tickets are constantly bought and sold on our liquid marketplace.

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Superior product experience. We offer buyers a frictionless experience from event discovery to ticket purchase to attending the event. Our easy-to-use applications are accessible on any device, support 40 languages and include features such as price comparisons, detailed seat maps and views, secure global payments in 38 currencies, ticket transfers and mobile tickets, among others.

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Security and trust. Every transaction on our marketplace is safeguarded by the highest standards of security and trust that start with secure payment and ticket delivery and extend to the buyer’s experience on event day. Our FanProtect program guarantees all purchases on our marketplace so buyers have peace-of-mind knowing their ticket is authentic. We believe that live events represent once-in-a-lifetime experiences, and therefore should any issue with the ticket arise, we have support teams that play a critical role in helping find substitute tickets to ensure a buyer can attend the event. While ticket transactions historically lacked trust, our marketplace ensures our fans are protected and allows them to buy with confidence.

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Customer support. Our customer support teams are designed to service a global base of buyers. Our support teams are present in all time zones to ensure they can help our buyers with any issues on a 24/7 basis.

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Ability to resell. Our marketplace provides liquidity for buyers to make purchases with confidence. Buyers can purchase tickets with the understanding that they can relist them should they have a conflict arise or a change of heart.

Our Sellers

We connect sellers to our passionate and loyal buyers wherever demand for live events exists. Our diverse and global base of sellers ranges from individuals, who may be looking to sell a single ticket after having a change of plans or may be season ticket holders who can’t make every home game, to sellers who are looking to list larger quantities. Our sellers provide the selection and breadth of global live event inventory that makes our marketplace dynamic and compelling to buyers.

Why Sellers Choose Our Marketplace

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Broad reach. We believe our global marketplace is the only way for any seller to reach fans anywhere in the world, in their language and in their currency. Our scaled presence and global footprint attract a diverse and passionate base of buyers across sports, music, theater, comedy and other event categories, allowing our sellers to connect with their target audience.

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Turnkey marketing and merchandising. We make it easy for sellers to create a listing, set the price, and merchandise their inventory. Once an inventory listing is active, we automatically market it to buyers.

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End-to-end support. All sellers have to do is list a ticket, and we manage the rest. We handle all interactions with buyers on each seller’s behalf, from payment through delivery. We interface with buyers on payment collection and verification, customer service and any issues that may arise after the ticket is sold.

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Tools and data. Our pricing tools are designed to help sellers leverage our proprietary dataset of real-time demand data and historical pricing trends. This enables sellers to intelligently set ticket prices and optimizes the process of matching their inventory with the most passionate buyers.

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Security and trust. Our platform gives sellers confidence that they will receive payment for each ticket they sell. Sellers of tickets on our marketplace are able to collect payment through a trusted intermediary that serves as a single point of contact. Our technology automatically verifies buyers, payment methods, upfront collection of payment and subsequent settlement with the seller. Our seller support team is available 24/7.

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Scalability and flexibility. We make our technology available to sellers of all sizes and from all geographies, down to season ticket holders and individuals selling a single event ticket. We provide technology that allows all sellers to succeed.

Our Competitive Strengths

We have identified several core strengths that create a competitive advantage for our business and allow us to enhance the live events ecosystem.

Our Global Footprint and Scale

Our global presence is based on StubHub’s reach among fans in the United States and viagogo’s reach among fans internationally. In 2021, buyers from over 180 countries and territories were able to access a broad catalogue of live events in over 70 countries and territories in 40 languages and make payments in 38 currencies, and sellers were able to reach larger, global audiences to drive more sales. Through our marketplace, we facilitate millions of experiences for fans each year. For sellers, we offer demand for live events wherever it exists, a self-reinforcing global advantage as our large and passionate base of buyers attracts global inventory to our marketplace, which further attracts buyers. In a world where events are increasingly global and cross-border, this global brand footprint allows us to provide liquidity to meet the needs of buyers and sellers.

Our Leading StubHub Brand

We operate the StubHub brand in North America, which has been built over the last two decades to become one of the category-defining live events brands in the United States today. Over the last 20 years, StubHub has invested over $1 billion in sales and marketing to create a durable brand. According to the StubHub Brand Study, StubHub enjoys an aided brand awareness of 75% in the United States, making StubHub synonymous with live events and positioning our marketplace as the de facto destination for fans to buy and sell tickets to live events. The strength of the StubHub brand attracts buyers and sellers organically and drives loyalty and repeat engagement with our marketplace. In 2019, the most recent fiscal year prior to the StubHub Acquisition, the StubHub platform generated 71% of GMS through unpaid channels. In 2020, on a combined basis, we generated

73% of GMS through unpaid channels. In 2021, we generated 69% of GMS through unpaid channels. We believe this reflects our ability to leverage the StubHub brand to attract buyers through unpaid channels following the StubHub Acquisition.

Our Data Advantage

We believe our platform includes one of the most comprehensive proprietary datasets of live event information in the industry, developed through more than 35 years of combined experience and marketing efforts across the StubHub and viagogo businesses and our position as what we believe to be the largest global marketplace for live events based on GMS.* Our ability to utilize this data allows us to better match buyers and sellers, convert potential buyers at a higher rate and generate more leads for sellers on a global scale. Our data also allows us to optimize our marketing spend, enhance discovery, promote repeat purchasing behavior and provide personalization to our buyers. Our global scale and platform capabilities furthers our data advantage, providing cross border insights that allow us to better match buyers and sellers around the world.

Our Leading Combination of Brand and Performance Marketing

Our leading StubHub brand (as evidenced by the StubHub Brand Study) combined with performance marketing expertise built over a decade at viagogo provides us with a multi-faceted customer acquisition strategy that can deliver superior marketing efficiency and growth. The strength of the StubHub brand in the United States drives significant organic traffic to our platform. We complement our organic traffic with high return-on-investment marketing strategies developed over a decade at viagogo that are designed to drive high intent fans to our marketplace, and we leverage valuable data from our platform to support these strategies. The combined approach of our performance marketing strategy with our leading brand provides us with robust user acquisition and seller distribution capabilities.

Our Leading Technology and Buyer and Seller Products

Our suite of products and services streamline the purchase and sale experience for buyers and sellers. Our technology was built for events regardless of their size, geographic location or venue. Our technology allows us to facilitate cross-border payments and our centralized customer support centers provide support in multiple languages. For example, buyers are able to search and transact in 40 languages and make payments in 38 currencies. Through our centralized technology and operations, we have solved a complex problem: the ability to operate across different countries, currencies and languages, without the need for local operations.

Our Track Record of Innovation

Our success in revolutionizing the fan experience and access to live events is based on our relentless focus and commitment to continued innovation. We have pioneered multiple industry firsts designed to create a frictionless, trusted experience on our marketplace and innovate the buyer and seller experience. For example, StubHub was the first to forge a secondary ticketing partnership with a major sports league in the United States when it signed a partnership with MLB, and was the first to sign secondary ticketing partnerships with teams in the NBA, NHL, NFL and NCAA. StubHub was also the first ticketing marketplace to introduce e-delivery with barcodes, a mobile ticketing app for fans and interactive seats maps on mobile. Internationally, viagogo was the first to sign secondary ticketing partnerships with teams in major European sports leagues. viagogo was also the first to become a secondary ticketing partner for a global world concert tour.

Our Founder-Led Management Team with Track Record of Delivering Operational Excellence

Our team is led by our visionary founder, Eric Baker, who pioneered our category in the United States when he founded StubHub in 2000 and internationally when he founded viagogo in 2006. Our founder further

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Based on various financial metrics, including GMS (compared against similar competitor metrics such as gross transaction value and gross order value) and revenue in secondary transactions, as reported in public regulatory filings and equity research reports of our largest competitors for 2019.

redefined the sector by building the viagogo platform with new innovations including data driven online marketing, multicurrency capabilities and multilingual functionality. With StubHub and viagogo, he now has built multiple businesses with leading market positions and created value for stockholders. Our leadership team includes executives who have spent over a decade together building and scaling viagogo and brings significant industry experience to now integrate viagogo and StubHub.

Our Growth Strategies

Our growth strategies are focused on extending the competitive strengths of our business.

Grow Our Global Base of Buyers

We intend to grow our global base of buyers by continuing to invest in user acquisition and geographic depth and reach. In 2019, on a combined basis, over 11 million buyers purchased tickets on our marketplace. The number of transactions on our marketplace decreased significantly in 2020 due to the impact of the COVID-19 pandemic. As a result, approximately 2 million buyers purchased tickets on our marketplace in 2020 on a combined basis. In 2021, approximately 5 million buyers purchased tickets on our marketplace. We believe fans’ nearly universal demand for live events means there is still a significant number of potential buyers where our marketplace currently offers tickets to live events. We plan to broaden our global network in the regions where we already have a strong buyer presence such as the United States, Europe and Australia, as well as to expand into countries where our penetration is lower, such as Japan. We also intend to grow our buyer base by expanding the depth of events on our platform—covering more live events taking place all around the world. Lastly, as more buyers join our platform, we will be able to generate more data insights into buyer behavior informed by our geographic and catalog depth, allowing us to enhance our distribution capabilities and provide more value to buyers.

Grow Our Global Base of Sellers and Unlock More Inventory

To continue engaging a broad buyer base, we intend to grow our global base of sellers and the breadth and depth of ticket inventory they provide. We have experienced success in serving and attracting sellers, and in 2019, on a combined basis, over 1 million sellers sold tickets on our marketplace. The number of transactions on our marketplace decreased significantly in 2020 due to the impact of the COVID-19 pandemic. As a result, approximately 0.3 million sellers sold tickets on our marketplace in 2020 on a combined basis. In 2021, approximately 0.8 million sellers sold tickets on our marketplace. Our technology enables sellers of all types, from individuals who may be looking to sell a single ticket after having a change of plans or may be season ticket holders who cannot make every home game to sellers that are looking to list larger quantities. We believe significant opportunity remains to reach far more sellers across categories and geographies. Even in regions such as the United States where we already have strong seller coverage, we see far more opportunity to continue bringing more sellers onto our platform. For example, a 2018 analysis by The Wall Street Journal showed that for college football games in the United States, approximately 29% of tickets sold or given away were ultimately not scanned at the gate, or went unused by fans who held the tickets. We believe this example of unused tickets in just one category and geography underscores the global opportunity to allow more sellers to access our marketplace and match fans with existing ticketholders so that tickets don’t go unused.

Continue Extending our Technology and Products for Buyers and Sellers

Our technology is built to support innovation and we have a track record of launching new products and services for buyers and sellers. Historically, our buyer products and services have focused primarily on demand fulfillment. We see an opportunity to continue developing innovative products for buyers in order to enhance event discovery and personalization and drive demand creation by converting more fans to buyers and increasing their transaction frequency. Similarly, while our seller products today are primarily focused on inventory management and pricing guidance, we plan to create additional seller products and tools to continue making it easy for sellers to list and sell their tickets on our marketplace.

Expand Seller Services

We plan to continue innovating and offering more services to our sellers to enable their success. Our sellers include individual fans who may be reselling their tickets for situation-specific reasons (e.g., as a result of a change of plans), season ticket holders that cannot attend every event, and individuals or businesses that purchase tickets with an intent to resell, which we refer to as professional resellers. We see an opportunity to provide new services, including services to professional resellers, such as more advanced analytics that will enable professional resellers to better manage their inventory. As we provide more services like these to our sellers we expect to not only increase liquidity on our marketplace but also create new revenue opportunities for us through more volume and revenue streams.

Expand into Direct Issuance

Our strategic focus has been enabling the resale of tickets rather than catering to direct issuers that offer the first sale of a ticket. However, we believe our strategic position in the live events ecosystem positions us to expand our strategic focus to direct issuers, namely the teams, leagues, artists and venues that are responsible for issuing tickets during the initial sale. Narrow distribution, limited data access, static pricing and limited marketing capabilities traditionally make it difficult for direct issuers to identify and reach the most passionate buyers, leading to sub-optimal pricing, unsold inventory and underutilized packaging and bundling of tickets. According to a 2017 article from Billboard, unsold tickets to concerts account for an “estimated 40-50 percent of industry inventory.” We believe this example underscores the untapped opportunity to help direct issuers manage their perishable inventory using our marketplace. In particular we plan to leverage our data, distribution and technology to provide direct issuers with global distribution and dynamic pricing to maximize their revenue and minimize their unsold inventory.

Expand into Additional Live Event and Experience Categories

While our platform was built to handle large experiences across sports, music and performing arts, it is extensible across events and experiences regardless of their size, geographic location or venue. We believe our strategic position in the live events ecosystem positions us to work with sellers of other live experiences. For example, expanding our offering into tickets for museums, attractions, tours, movies and other experiences is a logical next step for our platform. We believe that our data, global distribution and end-to-end technology will enable us to address more types of experiences.

Expand into Adjacent Market Opportunities Across the Live Events Ecosystem

Live events are critical to the entertainment industry and are often the primary connection between artists, teams and leagues and their fans. We believe our relationship with fans globally positions us to address the entire journey of attending an event, before, during and after. For example, we believe we are well-positioned to leverage our platform to enhance discovery, marketing and promotion of live events. We are also well-positioned to facilitate fan engagement around and adjacent to live events such as direct-to-consumer merchandise and sports betting, as well as new seller promotional offerings such as NFTs that may take the form of limited-edition digital art, video or other collectibles or souvenirs pertaining to live events. For example, the NFL recently ran a promotion in which it created and distributed NFTs to certain purchasers of NFL game tickets, including tickets sold through our platform. These NFTs were distributed to attendees by the NFL after the game as sports memorabilia, and were unique to the game and/or seat purchased. Expanding into adjacencies and addressing more of the fan journey will allow us to further monetize our fan relationships while increasing their enjoyment of live events.

Develop Strategic Partnerships and Evaluate Potential Acquisitions

We plan to continue evaluating and pursuing growth through partnerships and acquisitions. Potential partners could include content owners, venue operators or teams and leagues. Where appropriate, we may also make selective acquisitions of businesses that accelerate our vision of offering every type of event globally on our marketplace. These acquisitions may include businesses in geographies or categories that add breadth of events to our marketplace, as well as complementary product capabilities that we can integrate into our existing product offerings to better engage buyers and enable seller success.

Our Market Opportunity

We have a significant market opportunity to address the live events and experiences ecosystem. We view our opportunity in terms of a serviceable addressable market (“SAM”), which we believe we address today, and a total addressable market (“TAM”), which we believe we can address over the medium and long term. These numbers correspond to the amount buyers would spend on our marketplace, or GMS.

We estimate our SAM today to be approximately $115 billion, which represents the total global spend on tickets for live events in our core categories of sports, music and performing arts.

Our platform is built to handle events regardless of their size, geographic location or venue. We believe our strategic position in the live events ecosystem positions us to address other categories of ticketing.

We estimate our TAM to be approximately $543 billion, which includes: (1) our existing SAM of approximately $115 billion, (2) the global market for tours, attractions, movies and Esports, which we estimate to be approximately $347 billion based on management’s estimates supported by third-party data, and (3) the global market for gaming, gambling, sports and music merchandising and event-day concessions, which we estimate to be approximately $81 billion based on management’s estimates supported by third-party data.

We have estimated our SAM and TAM using data for 2019 to account for the impact of the COVID-19 pandemic on the live event and experience market, which we believe is temporary in nature. While the timing and trajectory of the return of large-scale live events remains unpredictable, we believe estimates made prior to the COVID-19 pandemic provide a reasonable basis for the estimate of our market opportunity. Based on early signs of recovery that we observed in 2021, we believe that fans will be ready to return to live events as effective vaccines or other treatments continue to be introduced and widely adopted and restrictions on live events are further lessened or lifted. In addition, we believe our market opportunity will grow over time as consumers continue prioritizing experiences and live events.

SAM

We calculate our SAM based on our estimate of sale of tickets for live events in our core categories of sports, music and performing arts globally. We calculate our market opportunity by estimating the total gate receipts of all the major sports leagues, theaters and performance art venues and music concerts around the world. We calculated total spend based on the number of tickets sold by leagues, venues and theaters in 2019 and the average ticket price. Our estimate of the secondary ticket market is based on the total value paid by buyers, which includes the full price of the secondary tickets sold as well as any fees and commissions charged by marketplaces, brokers or other resellers. We have also estimated the unsold capacity based on tickets sold compared to the total capacity of the venues or events. The aggregate calculated value across all of these markets represents our estimated SAM. Our estimate on SAM is based on calculations using publicly available information and internal analyses and estimates. We have estimated our SAM to be approximately $115 billion, which includes approximately $87 billion in primary ticketing, approximately $14 billion in secondary ticketing and approximately $13 billion in unsold ticketing inventory.

In estimating SAM, we used the ticket sales of over 20 major, global sporting leagues based on reported and third-party estimates of 2019 ticketing statistics. In estimating music and arts ticketing market, we used ticket sales in the major theater markets in the U.S. and Europe based on reported attendance and ticket prices. We estimated global music festival and concert ticketing based on published estimates of global tickets sold and pricing in those categories. We also used third party research estimates for incremental live event ticketing outside these major markets to capture ticket sales in other, smaller global markets. Our estimates of unsold ticketing are based on reported attendance levels in various markets relative to total venue capacity. We estimated the size of the secondary ticketing market opportunity based on proportion of the secondary ticketing market (or percent of primary tickets that are resold) relative to the overall ticketing market, based on our own experience, supported by third-party published data.

TAM

We believe our TAM includes additional live event categories that can leverage our marketplace and our platform. This includes the ability to expand into ticketing for additional categories such as museums, attractions, tours, movies and other experiences including virtual events and Esports. We estimate that these broader ticketing categories account for approximately $347 billion in additional market opportunity.

Our strategic position in the live events and experiences ecosystem gives us the opportunity to work more extensively with content owners and direct issuers in the future, leveraging our data, distribution and technology to better optimize pricing and attendance, including the packaging and bundling of tickets. The investment in these relationships enables us to be a key partner in addressing existing problems in the ecosystem today including narrow distribution, static pricing and unsold or unused tickets, helping drive a larger market. Additionally, there is an opportunity to expand our current business through opportunities in ancillary services. With the traffic generated by the StubHub brand, we have the ability to build additional seller tools into our marketplace including advertising, data insights into ticket demand and pricing optimization.

Lastly, our relationship with fans positions us to address more of the fan experience associated with live events before, during and after the event. We plan to build products and services that drive engagement around and related to live events, such as direct-to-commerce merchandise, NFTs and sports betting. We believe that these adjacent market opportunities represent approximately $81 billion of our TAM.

Our Products and Services for Buyers and Sellers

We offer products and services for buyers and sellers that are designed to cover the end-to-end experience and enable secure, trusted and frictionless engagement with our marketplace.

Our Products and Services for Buyers

Our marketplace serves as a starting point for fans to access tickets to live events. Our products and services for buyers are designed to help them find and purchase tickets to the events they are most interested in across a variety of parameters.

Website and Mobile Application

Buyers can visit our marketplace through StubHub and viagogo interfaces on desktop, tablet, mobile web and mobile applications on iOS and Android. We have built a number of capabilities across website and mobile applications to ensure that buyers have a frictionless transaction experience. These capabilities include:

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Live event search. We allow buyers to sort through our broad live event catalog using filters such as time, location, genre and price, among others. For example, our “best seats” filter allows buyers to see the highest quality seats within a venue, considering several factors including seat location, seat details – such as an aisle seat – and other amenities, such as a parking pass. Additionally, we leverage location data of buyers across our website and mobile application to highlight live events occurring in their proximity.

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Price comparison. Our depth of inventory allows us to offer buyers a variety of tickets across dates, venues and locations. To facilitate a frictionless purchasing experience, our platform enables buyers to compare prices across a number of these parameters. Our platform also gives buyers the ability to view prices with estimated fees to provide them with transparency and comfort in their purchase.

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Frictionless payment experience. Buyers are able to use all major credit cards, debit cards and other payment methods including StubHub gift cards, PayPal, Apple Pay and Google Pay. Additionally, we have partnered with Affirm to provide buyers with financing options for larger purchases. Our robust technology infrastructure enables our platform to accept payments in 38 different currencies.

FanProtect Guarantee for Buyers

The StubHub FanProtect Guarantee promises that buyers who transact on our marketplace will receive valid tickets to the event or their money back, which allows buyers to purchase with confidence. In rare instances when there is an issue with an order, our customer support team works to help buyers find replacement tickets. If an event is canceled and not rescheduled, buyers have the option of receiving a credit or cash refund.

StubHub Beyond

We reward our most loyal buyers with additional benefits and discounts through a free membership program. Buyers in the United States are eligible for our StubHub Beyond program if they spend $10,000 or more across a minimum of three orders in a rolling twelve-month period. Members of our program receive invitations to StubHub tailgates, VIP parties, meet and greets and various other experiences. Members also receive 24-hour advanced access to select promotions and discounts. Additionally, members can access a dedicated support team and concierge services, which include helping them relist tickets with reduced fees if their plans change.

Deep Customer Support

We have made significant investments in customer support to help buyers with any issues that they may face. Our network of 24/7 customer support teams are based in eight call centers around the world and are proficient in 11 languages. Our support teams provide a wide range of services for buyers throughout their transaction experience, from helping them secure tickets to highly sought-after events to tracking order delivery status to finding replacement tickets should any issue arise with an order.

Our Products and Services for Sellers

Our marketplace helps fans sell tickets to any event, regardless of the number of tickets they are selling. Our products and services enable sellers to list, price, manage and effectively sell their inventory in a secure manner.

Inventory Management

We offer sellers a comprehensive inventory management solution with the ability to create, update, delete and manage their listings all from a single dashboard view. The solution generates unique barcodes for mobile and desktop listings that enable tickets to be transferred between devices and used for event entry.

Pricing Tools and Price Guidance

We leverage our proprietary live events data to provide pricing recommendations to sellers. For sellers with single listings, our price comparison tool makes it easy to gauge the premium or discount of their offering compared to similar active listings. For sellers with multiple listings, we offer more advanced pricing features such as market insights and price comparisons to other events. Our tools also give sellers the ability to set alerts to better manage their inventory and pricing in real-time as the event approaches.

Customer Analytics and Engagement

We enable our sellers to better manage their businesses by providing a deeper lens into their end-customers’ behavior and engagement. Our solution provides a transparent view into the buyer journey to better inform our sellers and help them optimize their listings.

Accounting Tools

We provide our sellers with key accounting tools to help sellers track their sales data.

FanProtect Guarantee for Sellers

Our FanProtect Guarantee also covers sellers, allowing them to sell tickets with confidence in the security of the sale. The guarantee promises sellers that it is free to list tickets, that they are able to set their price and adjust it at any time before the tickets are sold, and that they will receive hassle-free and timely payment.

Deep Customer Support

Our customer support infrastructure helps sellers resolve any issues they may encounter from listing, pricing and fulfilment of their tickets to utilization of our seller tools. We leverage the same global, multi-lingual customer support network that we have built for our buyers to support our sellers.

Sales and Marketing

Our sales and marketing strategy is designed to attract a large number of buyers and sellers to our marketplace. We do this through multiple means. We leverage the complementary strengths of StubHub’s brand in the United States and viagogo’s expertise in performance marketing globally to drive efficient customer acquisition costs.

StubHub has historically pursued a brand marketing-driven strategy and has established an aided brand awareness of 75% in the United States, according to the StubHub Brand Study. This allows us to attract most buyers organically through our brand awareness. We supplement organic traffic with performance marketing, which is focused on attracting high-intent visitors to our sites through search engine marketing (“SEM”) and social media marketing.

StubHub Acquisition and U.K. Competition and Markets Authority Final Report

On February 13, 2020, we entered into a stock purchase agreement to acquire StubHub from eBay for $4,114.1 million in cash consideration. The CMA undertook an investigation of the StubHub Acquisition and concluded that the combination of StubHub and viagogo had resulted, or may be expected to result, in a substantial lessening of competition within the supply of uncapped secondary ticketing platform services for the resale of tickets to U.K. events. The CMA ultimately required us to undertake a divestiture of the international operations of the StubHub business. The final undertakings in connection with the StubHub Acquisition and the final report from the CMA relating to the divestiture of the StubHub international business were implemented in September 2021, allowing us to begin full operational integration of the two businesses.

Prior to this and in connection with the same investigation, the CMA issued orders dated February 7, 2020 and July 3, 2020 (referred to as “hold separate orders”) that required us to pause any action related to the integration of StubHub with the viagogo business to ensure that no action was taken which might prejudice or impede the taking of any action by the CMA. As a result of the CMA investigation (including particularly the hold separate orders), we could not proceed with full integration of the two businesses until the CMA completed its investigation. Notwithstanding the hold separate orders, under the supervision of a monitoring trustee, we were permitted to make resource allocation decisions on a combined basis and take certain cost reduction measures during the pendency of the hold separate orders, in part, due to the unique circumstances of the COVID-19 pandemic. On October 22, 2020, the CMA provisionally found that the completed acquisition had resulted, or may be expected to result, in a substantial lessening of competition. The CMA also published a notice of possible remedies with the provisional findings on October 23, 2020.

In January 2021, we submitted a remedy proposal to the CMA that comprised the divestiture of StubHub’s international business, including its business in the United Kingdom, together with certain behavioral measures (the

“Remedy”). On February 2, 2021, the CMA issued its final report in which it concluded that the Remedy was its preferred remedy and that the integration of the StubHub business could proceed subject to the Remedy. The Remedy would allow the purchaser of the StubHub international business to compete successfully in the United Kingdom on an ongoing basis, and provide an attractive foundation for the growth of that business. On April 9, 2021, we provided final undertakings to the CMA to implement the Remedy, which the CMA accepted. On August 6, 2021, we entered into a share purchase agreement to sell the StubHub international business, and the divestiture was completed on September 3, 2021 (the “Divestiture Closing Date”). The CMA issued its case closure summary on September 8, 2021, which brought its investigation to a close. Following the completion of the divestiture and the CMA’s investigation, we began full operational integration of the undivested StubHub business with viagogo.

In connection with the approval of the StubHub Acquisition and closing of its investigation, the CMA accepted the final undertakings in connection with the divestiture, which provided certain measures for implementing the divestiture. The post-closing obligations imposed on us by the final undertakings include, among other things: (i) that we refrain from using the StubHub brand (including in advertisement text or in links to websites) to target customers (using geographic targeting mechanisms available on the search engine advertising platforms) based in North America seeking U.K. live events using paid search advertising (including Google and other search engines) for a period of five years from the Divestiture Closing Date; (ii) that we refrain from relisting the original StubHub mobile app on the Apple and Google app stores outside of North America for a period of 10 years from the Divestiture Closing Date; (iii) that we implement a mechanism to redirect resellers or buyers of tickets to U.K. live events from our website to the website of the purchaser of the StubHub international business for a period of five years from the Divestiture Closing Date; (iv) that we refrain from listing any tickets to U.K. live events on the StubHub North America domains for a period of five years from the Divestiture Closing Date; (v) that we implement a mechanism to redirect all resellers or buyers who appear to be located in the United Kingdom based on location settings of the customer’s device from the original StubHub mobile app to the mobile app of the purchaser of the StubHub international business for a period of five years from the Divestiture Closing Date; and (vi) that we refrain from displaying any inventory for U.K. live events on the original StubHub mobile app for a period of five years from the Divestiture Closing Date. In addition, the post-closing obligations require us to appoint a monitoring trustee, subject to approval by the CMA, to oversee the website and mobile redirection mechanisms, at our cost, and to provide any access or information that the monitoring trustee may require for the duration of the redirection mechanisms.

The sale of the StubHub international business was completed on September 3, 2021, pursuant to the share purchase agreement entered into on August 6, 2021 between us and a third party. No cash consideration was received from the buyer for the sale of the business, and we provided aggregate cash funds of $45.4 million to the buyer, which included working capital adjustments, and have agreed to indemnify the buyer for up to $23.0 million of claims (subject to certain additional baskets for breaches of our ancillary documents and litigation- and tax-related matters, in addition to an overall carve out to the cap for fraud claims). The transaction also includes a customary purchase price adjustment for working capital and indebtedness. For up to 24 months, if COVID-related limitations on event capacity are imposed on more than 50% of all venues in certain StubHub international territories, we may be required to offer a loan of up to $10.0 million to the buyer of the StubHub international business.

Competition

We operate in a highly competitive environment. As we seek to continue growing our marketplace globally, we face competition in attracting buyers and sellers.

We compete to attract and retain buyers to and on our marketplace, as buyers have a range of options to search and discover tickets for live events and experience. We compete for buyers based on many factors, including differentiated inventory, our brand, ease of use of our marketplace and the trust and safety of our offerings. We compete to attract and retain sellers on our platform to list their tickets, as sellers have a range of options for doing so. We compete for sellers based on many factors including the scale of our buyers, ease of use of our marketplace, our brand and seller trust and security.

We believe we compete favorably based on multiple factors, including the global scale and geographic reach of our marketplace, the strength and loyalty of our buyers and sellers, our brand, organic traffic, differentiated breadth and depth of our inventory, our product functionality, including payments, security protections, and the extensibility of our platform.

Intellectual Property

Our business relies substantially on the creation, use and protection of intellectual property related to our platform and services. We place great value on the protection of our intellectual property. We protect our intellectual property through a combination of intellectual property rights, including numerous trademarks, service marks domain names, copyrights, trade secrets and patents, as well as through contractual protections with employees, contractors, customers, suppliers and others.

We have registered domain names, trademarks and service marks in the United States and numerous foreign countries, and we have filed U.S. and foreign patent applications and have obtained U.S. and foreign patents covering certain aspects of our proprietary technology. Our principal trademarks include viagogo, StubHub and FanProtect. While the duration of trademark registrations varies from country to country, trademarks are generally valid and may be renewed indefinitely so long as they are in use and their registrations are properly maintained.

Protecting our intellectual property can be costly and time consuming given the expanse of jurisdictions in which we operate, and third-party infringement claims may arise from time to time. For more information, see “Risk Factors—Risks Relating to Information Technology, Cybersecurity and Intellectual Property—If we fail to adequately protect or enforce our intellectual property rights, our competitive position and our business could be materially adversely affected.”

As part of the CMA final undertakings, we have exclusively licensed the trademarks and domain names associated with the StubHub brand outside of the United States and Canada to the acquirer of the StubHub international business. In addition, we have also exclusively licensed certain patents, inventions and other technology subsisting in the StubHub platform on a worldwide basis to the same entity. For more information, see “Risk Factors—Risks Relating to our Business and the Ticket Resale Industry—We may be unable to effectively integrate the StubHub and viagogo business operations, and we may ultimately fail to produce the revenue, earnings and business synergies that we anticipate with the acquisition of StubHub.”

Government Regulation

Government regulation impacts key aspects of our business. These laws and regulations govern matters such as privacy, data protection, intellectual property, competition, consumer protection, ticketing, payments, anti-corruption, anti-money laundering compliance, transmitting money, billing and ecommerce, labor and employment, and taxation, among other matters. For example, we are required to comply with federal, state and international laws, regulations and other standards designed to protect personal data, including the California Consumer Protection Act, the GDPR and the PCI Data Security Standard, which govern privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and user data, an area that is increasingly subject to legislation and regulations in numerous jurisdictions.

We are required to comply with laws, regulations and rules of various jurisdictions with respect to commerce, including the Federal Trade Commission Act of 1914. We are subject to consumer protection laws applicable to all consumer services and all digital platforms. Moreover, we are subject to laws, regulations and rules of various jurisdictions with respect to primary ticketing and ticket resale services, including the Better Online Ticket Sales Act of 2016. Certain jurisdictions have laws that require registration or license for ticket resale business and/or provide limitations on the ability of ticket sellers to resell tickets. From time to time, federal, state, local and international authorities and/or consumers commence investigations, inquiries or litigation with respect to our compliance with applicable consumer protection, advertising, unfair business practice, antitrust (and similar or related laws) and other laws. Some jurisdictions prohibit the resale of event tickets (anti-scalping laws) at prices above the face value of the tickets or at all, or highly regulate the resale of tickets, and new laws and regulations or changes to existing laws and regulations imposing these or other restrictions could limit or inhibit our ability to operate, or our users’ ability to continue to use, our platform. We regularly work with outside counsel to support our compliance with such laws and regulations, and adjust our resale policies accordingly.

In addition, ticketing laws and regulations vary among jurisdictions, and it is unclear how such laws will be applied to our business as a result of the COVID-19 pandemic. As a result of the COVID-19 pandemic, we have experienced a high volume of event reschedules, postponements, and cancellations and made certain changes to our refund practices. Such changes to our refund practices have drawn the attention of, and inquiry from, various attorneys general and other regulators.

We are subject to laws and regulations that affect companies conducting business on the internet in many jurisdictions where we operate. With the continued state adoption of internet sales tax laws and marketplace facilitator laws, more buyers will encounter sales tax for the first time on our platform in the future. Tax collection responsibility and the additional costs associated with complex sales and use tax collection, remittance and audit requirements could create additional burdens for buyers and sellers on our website and mobile app.

Many of the laws and regulations to which we are subject are still evolving and being tested in courts and could be interpreted in ways that could harm our business. In addition, the application and interpretation of these laws and regulations often are uncertain, particularly in the rapidly evolving industry in which we operate. Compliance with these laws, regulations, and similar requirements may be onerous and expensive, and variances and inconsistencies from jurisdiction to jurisdiction may further increase the cost of compliance and doing business. As we expand and localize our international activities, we are increasingly becoming obligated to comply with additional laws of countries or markets in which we operate. In addition, because our services are accessible worldwide and we facilitate sales of goods and provide services to users worldwide, one or more jurisdictions may claim that we or our users are required to comply with their laws based on the location of our servers or one or more of our users, or the location of the product or service being sold or provided in an ecommerce transaction. We may be subject to multiple overlapping legal or regulatory regimes that impose conflicting requirements on us (e.g., in cross-border trade).

Data Privacy and Security

Maintaining the trust of buyers and sellers who use our platform is fundamental to our success. Compliance with applicable data protection, data privacy and security laws, rules, regulations, policies, industry standards and other legal obligations regulating the collection, storage, sharing, disclosure, transfer, use and other processing of personal data is integral to our business strategy and to the creation and maintenance of trust in our platform. We take a variety of technical and organizational security measures and other procedures and protocols to protect our data and information, including personal data and other data pertaining to buyers and sellers, employees and other parties, and to maintain compliance with changing domestic and international data privacy regulations. Our policies and procedures detail operational requirements that support system specifications, security commitments and compliance with relevant laws and regulations, and we evaluate these control mechanisms and our data privacy and security related risks internally on an ongoing basis.

Despite our systems and processes that are designed to protect information and prevent security breaches or incidents, we may be unable to anticipate or prevent accidental or unauthorized access to or processing of data. In addition, much of the personal data that we collect, especially financial information, is regulated by multiple laws, including several data privacy laws. Such laws may be interpreted and applied inconsistently from country to country. In many cases, these laws apply not only to third-party transactions, but also to transfers of information between or among ourselves, our subsidiaries and other parties with which we have commercial relationships. See “Risk Factors—Risks Relating to Government Regulation and Litigation—Cybersecurity risks, data loss or other breaches of our network security could materially harm our business and results of operations, and the processing, storage, use and disclosure of personal data or sensitive information could give rise to liabilities and additional costs as a result of governmental regulation, contract disputes, litigation and conflicting legal requirements relating to personal privacy rights and security of sensitive information” for more information.

Facilities

Our principal executive office is located at 888 7th Avenue, Suite 302, New York City, New York 10106 and consists of approximately 15,500 square feet of space under a lease that expires in September 2026. We also lease additional office spaces in Ireland, Switzerland, Malta, Taiwan, and Century City, California. We lease all of our facilities and do not own any real property. We intend to procure additional space in the future as we continue to add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Our People and Human Capital Resources

We aim to hire driven, courageous, inventive and diverse team members. We foster a richly diverse culture that accepts and encourages the ideas of all people to fuel further innovations and drive the continued growth of the business. Therefore, diversity and inclusion are a key priority for us as a company, as it is both imperative to our business success as well as a fundamental part of our core values. Our diversity and inclusion initiatives include Communities of Inclusion, which are employee-led, leader-sponsored groups that promote a culture of belonging with chapters all over the world.

Our employees are based in locations around the world, including key hubs in New York, San Francisco, Salt Lake City and Ireland. As of March 31, 2022, we had 1,288 full-time employees, including 714 employees employed outside of the United States. Our team also includes 418 contractors and consultants.

None of our employees are represented by a labor union or subject to a collective bargaining agreement. We have not experienced any work stoppages due to employee disputes, and we believe our relationship with our employees to be good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards.

Legal Proceedings

We are involved in legal and regulatory proceedings, claims and inquiries on an ongoing basis in the ordinary course of our business. Other than as set out below, we are not presently a party to any legal proceedings that we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows. However, certain of these legal and regulatory proceedings, claims and governmental inquiries are in early stages and may result in an indeterminate amount of liability. The results of any current or future legal or regulatory proceeding, claim or inquiry cannot be predicted with certainty, and regardless of the outcome, any such matter could have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

Wang v. StubHub

StubHub is defending a putative class action in San Francisco County Superior Court, State of California, captioned Susan Wang, Rene’ Lee and all others similarly situated v. StubHub Inc., CGC-18-564120. This case was filed on February 5, 2018 and asserts claims on behalf of the class purporting that StubHub engaged in “drip pricing,” allegedly misleading customers with an initial headline price before application of unavoidable taxes and fees charged at checkout. Plaintiff asserts claims under California’s Unfair Competition Law, False Advertising Law and Consumers Legal Remedies Act and seeks injunctive relief, restitution, compensatory and punitive damages and attorneys’ fees and costs.

After the parties reached an agreement in principle and signed a non-binding term sheet to settle the case, a preliminary settlement agreement was submitted to the court on July 14, 2021. The parties submitted supplemental briefings requested by the court on September 10, 2021. The preliminary settlement agreement provides that StubHub will (i) provide $20 million in sales credits to class members for future ticket purchases, (ii) pay up to $2.5 million in cash refunds to class members who opt to receive cash in connection with the settlement, and (iii) pay $3.3 million in fees of plaintiffs’ attorneys and class administrator. The preliminary settlement agreement does not include any injunctive relief or require StubHub to change any of its business practices.

Refund Policy Investigation

On March 25, 2020, StubHub modified its refund policy under its FanProtect guarantee so that it only provided for marketplace credit for events canceled due to the COVID-19 pandemic, rather than a cash refund as previously guaranteed. As a result of this change in policy, customers filed complaints in 47 states, which resulted in 47 investigations from those states’ Attorneys General. StubHub reverted its original policy to ensure fans received their refund as requested, rather than credit, and has paid substantially all of the refunds requested to date. StubHub entered into settlement agreements with 11 states whereby StubHub established a fund to provide refunds as needed, however, all funds in these states were suspended given that StubHub had issued refunds.

In connection with these investigations, the FTC also began investigating the complaints. Because StubHub has substantially complied with its obligation to refund pursuant to its original FanProtect guarantee, StubHub does not believe the FTC’s investigation will result in any fines or other negative impact to the business.

MANAGEMENT

The following table sets forth information regarding our executive officers and directors as of December 31, 2021:

Name	Age	Position(s)
Executive Officers
Eric H. Baker	48	Founder, Chief Executive Officer and Director
Greg Abovsky	45	Chief Financial Officer
Mark Streams	48	General Counsel
Nayaab Islam	35	Chief Product Officer
Non-Employee Directors
		Director
		Director

Eric H. Baker founded StubHub in 2000 and founded viagogo in 2006. He has served as Chief Executive Officer and member of the board of directors of viagogo since 2006, and Chief Executive Officer and member of the board of directors of StubHub Holdings since February 2020. Prior to founding StubHub and viagogo, Mr. Baker worked for McKinsey & Company, a management consulting firm and Bain Capital, a private equity firm. Mr. Baker holds a Bachelor of Arts from Harvard College and received an MBA from Stanford Business School. We believe Mr. Baker’s experience in the industry and extensive business knowledge qualifies him to serve on our board of directors.

Greg Abovsky has served as our Chief Financial Officer since May 2021. Prior to joining us, from January 2013 to April 2021 Mr. Abovsky served in roles of increasing responsibility, including vice president of investor relations, chief operating officer and chief financial officer, at Yandex N.V., a technology company. Mr. Abovsky holds a Bachelor of Arts from Brown University and an MBA from Harvard Business School.

Mark Streams has served as our General Counsel at viagogo since August 2011 and StubHub Holdings since February 2020. Mr. Streams holds a Bachelor of Arts from Duke University and a Juris Doctor from Harvard Law School.

Nayaab Islam has served as our Chief Product Officer at viagogo since August 2007 and StubHub Holdings since February 2020. Mr. Islam holds both a Bachelor of Arts and Master of Arts from the University of Cambridge.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Composition of our Board of Directors

Our board of directors is currently composed of                  members. Our amended and restated certificate of incorporation will provide that the number of directors of our board shall be established from time to time by our board. Mr. Baker will serve as the chair of the board of directors.

Director Independence

Our board of directors has undertaken a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Our board of directors has affirmatively determined that each of our directors, other than Mr. Baker, is an “independent director,” as defined under the rules of Nasdaq. In making these determinations, our board of directors considered the current and prior relationships that each director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each director and the transactions involving them described in “Certain Relationships and Related Party Transactions.” In addition to determining whether each director satisfies the director independence requirements set forth in the listing requirements of Nasdaq, in the case of members of the audit committee, our board of directors made an affirmative determination that such members also satisfy separate independence requirements and current standards imposed by the SEC and Nasdaq. Mr. Baker, our founder and Chief Executive Officer, controls more than 50% of our combined voting power. As a result, upon the completion of this offering, we will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may, and intend to, elect not to comply with certain corporate governance requirements, including Nasdaq.

Leadership Structure of the Board

Our amended and restated bylaws and corporate governance guidelines to be adopted immediately following the effectiveness of the registration statement of which this prospectus forms a part will provide our board of directors with flexibility to combine or separate the positions of chair of the board of directors and Chief Executive Officer and to implement a lead director in accordance with its determination regarding which structure would be in the best interests of our company.

Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of Board in Risk Oversight Process

Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. While our board of directors is responsible for monitoring and assessing strategic risk exposure, our audit committee is responsible for overseeing our major financial and cybersecurity risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee also approves or disapproves any related person transactions.

Audit Committee

Our audit committee will be responsible for, among other things:

•	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

•	discussing with our independent registered public accounting firm its independence from management;

•	reviewing with our independent registered public accounting firm the scope and results of their audit;

•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the quarterly and annual financial statements that we file with the SEC;

•	overseeing our financial and accounting controls and compliance with legal and regulatory requirements;

•	reviewing our policies on risk assessment, risk management and risk oversight, including responsibility for oversight of risks and exposures associated with major financial and cybersecurity risks;

•	reviewing related person transactions; and

•	establishing procedures for the confidential, anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Our audit committee will consist of                 ,                  and                 , with                  serving as chair. Rule 10A-3 under the Exchange Act and Nasdaq rules require that our audit committee have at least one independent member upon the listing of our Class A common stock, have a majority of independent members within 90 days of the date of this prospectus and be composed entirely of independent members within one year of the date of this prospectus. Our board of directors has affirmatively determined that                 ,                  and                  each meet the definition of “independent director” for purposes of serving on the audit committee under Rule 10A-3 under the Exchange Act and Nasdaq rules. Each member of our audit committee also meets the financial literacy requirements of Nasdaq listing standards. In addition, our board of directors has determined that                  will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors will adopt a written charter for the audit committee, to be effective in connection with the effectiveness of the registration statement of which this prospectus forms a part, which will be available on our principal corporate website at              . The information contained on, or that can be accessed through, our website is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Indemnification and Insurance

We maintain directors’ and officers’ liability insurance. Our amended and restated certificate of incorporation and amended and restated bylaws will include provisions limiting the liability of directors and officers and indemnifying them under certain circumstances. We have entered into indemnification agreements with all of our directors to provide our directors and certain of their affiliated parties with additional indemnification and related rights. See “Description of Capital Stock—Limitation on Liability of Directors and Indemnification.”

Code of Conduct and Ethics

We will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. In connection with the effectiveness of the registration statement of which this prospectus forms a part, our code of business conduct and ethics will be posted on our principal corporate website at              . In addition, we intend to post on our website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the code.

Director Compensation

The following table sets forth information concerning the compensation earned by our non-employee directors during 2021 fiscal year. Although Mr. Baker and Mr. Streams serve as members of our board of directors, each was employed by us during fiscal year 2021 and did not receive any additional compensation from us for service on our board. In addition, none of our directors other than                  received compensation from us for service on our board of directors. Accordingly, each has been omitted from the table below.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)

(1)

Amounts shown represent the grant date fair value of stock awards granted during fiscal year 2021 as calculated in accordance with ASC Topic 718. See Note 18 of the audited consolidated financial statements included in this registration statement for the assumptions used in calculating this amount.

The table below shows the aggregate numbers of unvested stock awards held as of December 31, 2021 by each non-employee director who was serving as of December 31, 2021.

Name	Shares Underlying Options Outstanding at Fiscal Year End	Unvested Stock Awards Outstanding at Fiscal Year End

EXECUTIVE COMPENSATION

The following is a discussion and analysis of compensation arrangements of our named executive officers (“NEOs”). This discussion contains forward looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

We seek to ensure that the total compensation paid to our executive officers is reasonable and competitive. Compensation of our executives is structured around the achievement of individual performance and near-term corporate targets as well as long-term business objectives.

Our NEOs for fiscal year 2021 were as follows:

•	Eric Baker, our Chief Executive Officer;

•	Greg Abovsky, our Chief Financial Officer; and

•	Nayaab Islam, our Chief Product Officer.

2021 Summary Compensation Table

The following table sets forth total compensation paid to our NEOs for the fiscal year ended December 31, 2021.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Eric Baker Chief Executive Officer	2021	2,500,000	11,862,989	—	—	2,500,000	8,775,636	25,638,625
Greg Abovsky(5) Chief Financial Officer	2021	300,000	300,000	42,570,000	13,834,000	—	61,086	57,065,086
Nayaab Islam Chief Product Officer	2021	2,000,000	2,250,000	—	—	2,500,000	15,667,078	22,417,078

(1)

$2,000,000 of the amount reported for Mr. Baker, $1,000,000 of the amount reported for Mr. Islam and the entire amount reported for Mr. Abovsky constitute the minimum bonus payable to each executive under our performance-based bonus program. The remaining amount reported for Mr. Baker constitutes bonuses paid to Mr. Baker in connection with the repayment and forgiveness of loans used to purchase our common stock. The remaining amount reported for Mr. Islam constitutes a discretionary bonus paid in recognition of his extraordinary performance.

(2)

Amounts shown represent the grant date fair value of RSUs and stock options granted during fiscal year 2021 as calculated in accordance with ASC Topic 718. During 2021, Mr. Abovsky was granted RSUs that are subject to both service-based and liquidity event vesting conditions. The grant date fair value of RSUs granted in 2021 reported in the table above assumes achievement of the liquidity event condition. Note that although the grant date fair value assuming achievement of the liquidity event condition is included in the table above, the liquidity event condition was not deemed probable on the grant date. See Note 18 of the audited consolidated financial statements included elsewhere in this prospectus for the assumptions used in calculating these amounts.

(3)	Amounts reported for Messrs. Baker and Islam constitute cash bonuses awarded to each executive in 2021 upon achievement of certain performance goals.

(4)	The following table provides the amounts of other compensation, paid to, or on behalf of, NEOs during 2021 included in the “All Other Compensation” column:

Name	Relocation Assistance ($)	Supplemental Health Coverage ($)	Tax/ Estate Planning Services ($)	Child Care Expenses ($)	Private School Tuition ($)	Housing Allowance ($)	Loan Forgiveness ($)	Tax Gross Up Payments	Total ($)
Eric Baker	—	58,366	50,000	80,000	100,000	—	8,159,939	327,331	8,775,636
Greg Abovsky	60,819	267	—	—	—	—	—	—	61,086
Nayaab Islam	—	—	—	—	—	120,000	7,516,861	8,030,217	15,667,078

(5)

Mr. Abovsky commenced employment with us on May 3, 2021 at an annual salary rate of $450,000. The amount reported reflects his prorated annual salary for the portion of the year in which he was employed by us.

Narrative to Summary Compensation Table

2021 Salaries

Our NEOs each receive a base salary to compensate them for services rendered to our company. The base salary payable to each NEO is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.

For fiscal year 2021, Mr. Baker, Mr. Abovsky and Mr. Islam had an annual base salary of $2,500,000, $450,000, and $2,000,000, respectively. Mr. Abovsky commenced employment with us on May 3, 2021 and his salary was prorated for the portion of the year in which he was employed by us.

Our board of directors and compensation committee may adjust base salaries from time to time in their discretion.

2021 Annual Bonuses

We maintain an annual performance-based cash bonus program in which Messrs. Baker and Islam participated in fiscal year 2021 and pursuant to which each was entitled to receive a bonus based on the achievement of certain financial goals. Mr. Baker and Mr. Islam were guaranteed to be paid a minimum of $2,000,000 and $1,000,000, respectively, under the program irrespective of performance.

Under the terms of his employment agreement with us, Mr. Abovsky received an annual bonus of $300,000 for fiscal year 2021.

Additional Performance-Based Bonus

Messrs. Baker and Islam were also eligible in fiscal year 2021 to each earn a $2,500,000 bonus upon the achievement of a performance goal related to our acquisition of StubHub.

Additional Discretionary Bonuses

Mr. Baker was paid a discretionary bonus of $2,500,000 in May 2021 in recognition of income Mr. Baker recognized in connection with the forgiveness of a loan used to purchase our common stock. In December 2021, we paid Mr. Baker a discretionary bonus of $7,362,989, a portion of which was used to repay a loan he had used to purchase our common stock.

We also paid Mr. Islam a discretionary bonus of $1,250,000 in 2021 in recognition of his extraordinary performance.

Equity-Based Compensation

We have granted stock options and RSUs to our NEOs to attract and retain them, as well as to align their interests with the interests of our stockholders. Our stock options generally vest over four years subject to continued service to the company and, prior to our Class A common stock becoming publicly traded, our restricted stock units vest based on satisfaction of both a liquidity event condition and a service-based condition. The liquidity event condition will be satisfied once shares of our Class A common stock become publicly traded. The service-based condition is generally satisfied over four years subject to continued service to the company.

2021 Equity Grants

On May 3, 2021, per the terms of his employment agreement, we granted Mr. Abovsky an option to purchase 200,000 shares of our Class A common stock, with an exercise price of $50.00 per share, under our 2015 Plan, and 500,000 RSUs under our 2012 Restricted Stock Unit Plan (the “2012 Plan”). The option vests and becomes exercisable as to 20% of the shares on the first anniversary of the grant date and as to 5% of the shares quarterly thereafter, subject to Mr. Abovsky’s continued service with us through the applicable vesting date. The service-based condition of the RSUs is satisfied as to 25% of the RSUs on the first anniversary of the grant date and as to 6.25% of the RSUs on the last day of each quarter thereafter, subject to Mr. Abovsky’s continued service to us through the applicable date. If Mr. Abovsky’s employment is terminated by us without cause or he resigns for good reason (as these terms are defined in his employment agreement), he will vest as to the portion of the option and the RSUs that would otherwise vest on the next scheduled vesting date (pro-rated based on the period of service during the vesting period if he terminates after the first anniversary of the grant date). In the event of a change in control of the Company, and if he is terminated by us without cause or he resigns for good reason during the period beginning three months prior to the change in control and ending on the first anniversary of the change in control, the option and the service-based condition of the RSUs will vest in full. The liquidity event vesting condition of Mr. Abovsky’s RSUs will be satisfied as described above.

We adopted our 2022 Plan in order to facilitate the grant of cash and equity incentives to directors, employees (including our NEOs) and consultants of our company and certain of its affiliates and to enable us to obtain and retain services of these individuals, which is essential to our long-term success. The 2022 Plan became effective on January 1, 2022. For additional information about the 2022 Plan, please see the section titled “—Equity Compensation Plans” below.

Other Elements of Compensation

Retirement Savings and Health and Welfare Benefits

We currently maintain a 401(k) retirement savings plan for our employees, including our NEOs, who satisfy certain eligibility requirements. Our NEOs are eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our NEOs, in accordance with our compensation policies.

All of our full-time employees, including our NEOs, are eligible to participate in our health and welfare plans, including medical, dental and vision benefits; medical and dependent care flexible spending accounts; short-term and long-term disability insurance; and life and AD&D insurance.

Perquisites and Other Personal Benefits

Messrs. Baker and Abovsky receive the following executive benefits under our Key Executive Benefits Plan: (i) reimbursement of up to $50,000 for Mr. Baker and $25,000 for Mr. Abovsky per year to offset medical and health care costs and expenses; (ii) payment for the cost of one physical examination per year for the executive and the executive’s spouse; (iii) reimbursement of up to $50,000 for Mr. Baker and $25,000 for Mr. Abovsky per year for the costs of tax and estate planning; (iv) $100,000 for Mr. Baker and $50,000 for Mr. Abovsky for child-care expenses, provided that the executive has worked on a full-time, five days per week basis in the New York or Los Angeles office during the calendar year; (v) reimbursement of up to $40,000 per year per child (up to three children) for private school tuition; and (vi) for Mr. Baker, reimbursement for air travel expenses for his spouse if his spouse accompanies him on business travel. We also gross up any taxes incurred by Mr. Baker and Mr. Abovsky in connection with the foregoing perquisites.

In addition, we have provided loans to Mr. Baker to purchase our common stock. During 2021, we forgave a loan in the amount of $8,159,939 and, as noted above, paid Mr. Baker a bonus of $2,500,000 related to the forgiveness. Mr. Baker also repaid a $3,681,494 loan and, as noted above, we paid Mr. Baker a bonus of

$7,362,989 related to such repayment.

Mr. Abovsky’s employment agreement provides that the Company will pay or reimburse him for his relocation expenses, in an aggregate amount not to exceed $100,000, associated with the relocation of his primary place of business and residence to Los Angeles, California, including, but not limited to, his (i) reasonable costs related to the movement of his household goods from Moscow, Russia to the Los Angeles metropolitan area, (ii) temporary living expenses in the Los Angeles metropolitan area, including ground transportation expenses to assist in finding and transitioning to a new residence, (iii) payment of any application fee and real estate brokerage fee for obtaining a residence in the Los Angeles metropolitan area, and (iv) administrative relocation assistance from a qualified relocation agent. If Mr. Abovsky resigns his employment with us before the first anniversary of his start date, he must repay the full amount of all relocation expenses previously paid or reimbursed by the Company.

Mr. Islam’s employment agreement provides that he is entitled to receive the following perquisites and additional benefits: (a) reimbursement for the costs of up to six round-trip business class airfare for him and his family between New York and London, England during the 2021 calendar year; (b) a housing allowance of $10,000 per month for his flat in London; and (c) if the Company terminates him without cause (as defined in the employment agreement), we will pay or reimbursement up to $50,000 in expenses related to his relocation back to London.

In addition, we have provided Mr. Islam loans to facilitate the purchase of our common stock through the exercise of stock options. During 2021, we forgave the principal and accrued interest on four loans previously extended to Mr. Islam in the aggregate amount of $7,516,861 and paid him $8,030,217 as a full gross up to cover the taxes he incurred in connection with such loan forgiveness and such payment.

In January 2022, we forgave the principal and accrued interest on loans previously extended to Mr. Islam and paid him a bonus intended to cover the taxes he incurred in connection with such loan forgiveness along with the taxes incurred on the bonus. Prior to the completion of this offering, we will forgive the principal and accrued interest on additional loans previously extended to Mr. Islam and pay him a bonus intended to cover the taxes he incurs in connection with such loan forgiveness along with the taxes incurred on the bonus. See the section titled “—Executive Compensation Arrangements” below for additional information on the loans, loan forgiveness and bonus payments.

Outstanding Equity Awards at 2021 Fiscal Year End

The following table lists all outstanding equity awards held by our NEOs as of December 31, 2021.

			Option Awards					Stock Awards
Name	Vesting Commencement Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(1)	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Eric Baker			147,863	—	—	2.73	7/1/2026	—	—
			—	—	1,839,042	30.21	5/1/2028	—	—
	4/30/2018	(3)	73,333	26,667	—	40.00	5/1/2028	—	—
Greg Abovsky	5/3/2021	(4)	—	200,000	—	50.00	5/3/2031	—	—
	5/3/2021	(5)	—	—	—	—	—	500,000	$93,000,000
Nayaab Islam			54,843	—	—	2.73	9/1/2026	—	—
	12/17/2018	(4)	135,000	90,000	—	30.21	12/17/2028	—	—
			220,000	—	87,000	30.21	12/17/2028	—	—

(1)	Vests upon the achievement of certain performance goals related to the fair market value of our Class A common stock.
(2)

Amounts are calculated by multiplying the number of shares shown in the table by $186.00 per share of common stock underlying the RSUs, which constitutes the fair market value per share as of December 31, 2021, as determined by the board of directors.

(3)	Option vests and becomes exercisable as to 1/60th of the total number of shares on each monthly anniversary of the vesting commencement date.
(4)

Represents an option that vests and becomes exercisable as to 20% of the underlying shares on the first anniversary of the vesting commencement date and as to 5% of the underlying shares on each quarterly anniversary of the vesting commencement date thereafter, in each case, subject to the holder continuing to provide services to the company through the applicable vesting date.

(5)

Represents RSUs that vest based on the satisfaction of both a liquidity event condition and a service-based condition. The liquidity event condition will be satisfied upon completion of this offering. The service-based condition is satisfied as to 25% of the RSUs on the first anniversary of the vesting commencement date and as to 6.25% of the RSUs on the last day of each quarter thereafter, in each case, subject to the holder continuing to provide services to the company through the applicable date and potential accelerated vesting as described under the section titled “—Equity Compensation—2021 Equity Grants” above.

Executive Compensation Arrangements

We currently are not party to an offer letter or employment agreement with Mr. Baker. We have entered into employment agreements with Mr. Abovsky and Mr. Islam, each of which are described below.

Agreement with Greg Abovsky

In 2021, we entered into an employment agreement with Mr. Abovsky, which provides for an initial base salary of $450,000 and an annual bonus of $450,000, which will be pro-rated for 2021 based on the date his employment with us commenced. Mr. Abovsky may be eligible to earn an additional performance bonus, at the Company’s discretion, if the Company exceeds performance metrics, as determined by the Company. Mr. Abovsky is also eligible to receive retention bonuses in an aggregate amount equal to $1,625,000, which will vest and become payable as to $325,000 on each of August 31, 2022, August 31, 2023 and August 31, 2024, $487,500 on August 31, 2025, and $81,250 on each of August 31, 2026 and August 31, 2027, subject to his continued employment with us in good standing through each applicable payment date.

In addition, per the terms of the employment agreement, on May 3, 2021, we granted Mr. Abovsky an option to purchase 200,000 shares of our Class A common stock, with an exercise price of $50.00 per share, under our 2015 Plan and 500,000 RSUs under our 2012 Plan. The option vests and becomes exercisable as to 20% of the shares on the first anniversary of the grant date and as to 5% of the shares quarterly thereafter, subject to Mr. Abovsky’s continued service with us through the applicable vesting date. The service-based condition of the RSUs is satisfied as to 25% of the RSUs on the first anniversary of the grant date and as to 6.25% of the RSUs on the last day of each quarter thereafter, subject to Mr. Abovsky’s continued service to us through the applicable date. If Mr. Abovsky’s employment is terminated by us without cause or he resigns for good reason (as these terms are defined in his employment agreement), he will vest as to the portion of the option and the RSUs that would otherwise vest on the next scheduled vesting date (pro-rated based on the period of service during the vesting period if he terminates after the first anniversary of the grant date). In the event of a change in control of the Company, and if he is terminated by us without cause or he resigns for good reason during the period beginning three months prior to the change in control and ending on the first anniversary of the change in control, the option and the service-based condition of the RSUs will vest in full. The liquidity event vesting condition of Mr. Abovsky’s RSUs will be satisfied once shares of our Class A common stock become publicly traded. See the section titled “—Equity-Based Compensation—2021 Equity Grants” above.

If Mr. Abovsky is terminated by the Company other than due to disability or without cause or he terminates his employment for good reason (as these terms are defined in the employment agreement), then subject to his execution of a general release of claims and his continued compliance with the non-competition and non-solicitation covenants in his confidentiality, restrictive covenant and intellectual property agreement and arbitration agreement with the Company and his material compliance with the other conditions of those agreements, he will receive: (i) 12 months of his base salary paid in equal installments over the 12-month period after his termination date; (ii) a pro-rated portion of his annual bonus for the year of termination or, if less than six months have elapsed during the year of termination, 50% of his annual bonus; (iii) accelerated vesting of his May 3, 2021 option and RSUs, as described above; (iv) any vested and unpaid portion of his retention bonus and (A) if his termination occurs on or prior to the first anniversary of his employment start date and outside the period beginning three months prior to and ending one year after a change in control (the “change in control period”) but prior to August 31, 2027, the retention bonus that would otherwise vest on the next scheduled vesting date (pro-rated based on the period of service since the prior August 31), or (B) if his termination occurs during the change in control period, a lump sum payment equal to the aggregate unpaid retention bonuses.

Mr. Abovsky’s employment agreement provides that he will be eligible to participate in the Company’s benefit plans applicable to employees generally. He is also entitled to participate in the Company’s Key Executive Benefits Plan and receive the perquisites and additional benefits described above under “—Other Elements of Compensation—Perquisites and Other Personal Benefits.”

Agreements with Nayaab Islam

In 2018, we entered into an employment agreement with Mr. Islam, which agreement has since been amended. Mr. Islam’s employment agreement, as amended, provides for an annual base salary of $2,000,000, effective January 1, 2021. The agreement further provides that his annual incentive bonus will be equal to 1% of our EBITDA for the applicable year. If he is employed for at least six months during the applicable fiscal year during which his employment is terminated without cause (as defined in the employment agreement), he will receive a prorated bonus based on the period of service during the applicable fiscal year. If his employment is terminated for any reason, he will receive the annual bonus declared or earned for the completed fiscal year that is declared but not yet paid as of the termination date.

Mr. Islam’s employment agreement provided for an initial equity award that was granted in 2018 in connection with his commencement of employment with us. Consistent with the terms of the employment agreement, we also entered into a secured, partial recourse loan agreement with Mr. Islam in 2018, pursuant to which we loaned to Mr. Islam $2,881,581, which was forgiven as to 50% of the outstanding principal and accrued interest on January 15, 2020, and as to the remaining 50% of the outstanding principal and accrued interest on January 15, 2021. Pursuant to the terms of the employment agreement, we paid Mr. Islam a gross up payment after each of January 15, 2020 and January 15, 2021, equal to his taxes incurred and payable with respect to the forgiveness amount (and incremental taxes thereon).

In addition, consistent with the terms of the employment agreement, on December 23, 2020, we granted Mr. Islam the option to purchase 200,000 shares of our Class A common stock under our 2015 Plan, which was fully vested at grant, and entered into a secured, partial recourse loan agreement with Mr. Islam in the principal amount of $10,000,000 in connection with his exercise of the option. In accordance with the loan agreement and consistent with the terms of the employment agreement, we forgave 50% of the outstanding principal and accrued interest on the loan on January 15, 2021 and the remaining 50% of the outstanding principal and accrued interest on January 15, 2022. Pursuant to the terms of the employment agreement, we paid Mr. Islam a gross up payment on each of January 25, 2021 and January 25, 2022, equal to his taxes incurred and payable with respect to the forgiveness amount up to a 50% effective tax rate (and incremental taxes thereon).

Apart from Mr. Islam’s employment agreement, we loaned Mr. Islam an aggregate of $1,132,165 of which $179,985 was forgiven on January 15, 2020 and the remainder of which was forgiven on January 15, 2021. We paid Mr. Islam a gross up payment after each of January 15, 2020 and January 15, 2021, equal to his taxes incurred and payable with respect to the forgiveness amount (and incremental taxes thereon).

Mr. Islam’s employment agreement provides that he will be eligible to participate in the Company’s benefit plans applicable to employees generally. He is also entitled to receive the perquisites and additional benefits described above under “—Other Elements of Compensation—Perquisites and Other Personal Benefits.”

Equity Compensation Plans

The following summarizes the material terms of the long-term incentive compensation plan in which our named executive officers will be eligible to participate following the consummation of this offering and our existing equity plans, under which we have previously made periodic grants of equity and equity-based awards to our named executive officers and other key employees.

2022 Omnibus Incentive Plan

We currently maintain our 2022 Plan, which became effective on January 1, 2022. The purpose of the 2022 Plan is to promote the interests of the Company and our stockholders by providing certain employees, directors and consultants with incentives and rewards to encourage them to continue in the service of the Company. The 2022 Plan provides for the grant of stock options, other stock-based awards, including awards in the form of stock appreciation rights (“SARs”), restricted stock, RSUs or deferred stock units, and cash awards.

The 2022 Plan supersedes and replaces our 2015 Plan and our 2012 Plan.

Stock Subject to the 2022 Plan. Subject to adjustment in the event of certain transactions or changes in capitalization in accordance with the 2022 Plan, the aggregate number of shares of our Class A common stock that may be issued under the 2022 Plan will be 12,200,000 shares. In addition, the number of shares that may be issued under the 2022 Plan will be increased on January 1 of each calendar year beginning in 2023 and ending in 2032, equal to the lesser of (A) 5% of the aggregate number of shares of our common stock outstanding on the last day of the immediately preceding calendar year and (B) such smaller number of shares of common stock as determined by our board of directors, except that no more than 12,200,000 shares of common stock may be issued upon the exercise of incentive stock options.

Shares of common stock that will only be counted as issued under the 2022 Plan to the extent they are actually issued and delivered to a participant. In addition, the following counting provisions will be in effect for the share reserve under the 2022 Plan:

•

shares of common stock that are tendered or withheld to satisfy any tax withholding requirement in connection with an award will be added to the shares available for delivery pursuant to other awards under the 2022 Plan;

•	shares of common stock that are subject to an award that is forfeited, canceled or returned will not be treated as issued pursuant to the 2022 Plan;

•	shares of common stock underlying awards that are settled in cash will be added to the shares available for delivery pursuant to other awards under the 2022 Plan;

•

shares of common stock underlying awards granted in connection with the assumption, replacement, conversion or adjustment of outstanding equity-based awards in the context of a corporate acquisition or merger will not be treated as issued pursuant to the 2022 Plan; and

•

shares of common stock issued in assumption of, or in substitution for, outstanding awards of any entity acquired by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2022 Plan (except that shares of common stock issued upon exercise of substitute incentive stock options will reduce the number of shares of common stock that may be issued upon the exercise of incentive stock options under the 2022 Plan, as described above).

Beginning on the first public trading date of our common stock, a non-employee director may not be granted awards under the 2022 Plan in a single fiscal year for such individual’s service on our board of directors that, taken together with cash fees paid to the director, have a value in excess of $750,000 (calculated based on the grant date fair value of the award for financial reporting purposes), except that for any fiscal year in which a non-employee director first becomes a director, serves on a committee of our board or serves as lead director or chair of the board, this limit will be $1,000,000.

Administration. The compensation committee of our board of directors is expected to administer the 2022 Plan unless our board of directors assumes authority for administration. The compensation committee must consist of at least two members of our board of directors, each of whom is intended to qualify as a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act and an “independent director” within the meaning of the rules of the applicable stock exchange, or other principal securities market on which shares of our Class A common stock are traded. The 2022 Plan provides that the board or compensation committee may delegate its powers and duties under the plan, including the authority to grant awards to employees other than executive officers and certain senior executives of the company to a committee consisting of one or more members of our board of directors or one or more of our officers, other than awards made to our non-employee directors, which must be approved by our full board of directors. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2022 Plan. The full board of directors will administer the 2022 Plan with respect to awards to non-employee directors.

The administrator has broad discretion to administer the 2022 Plan, including to select the persons to whom awards are to be made, to determine the type of awards to be granted, the number of shares to be subject to awards and the terms of conditions of awards, to provide for the payment of dividends or dividend equivalents with respect to any award, and to take all other actions necessary or appropriate for the administration of the 2022 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2022 Plan. Beginning on the first public trading date of our common stock, we may reprice any option or SARs or purchase underwater options or SARs from a participant for value in excess of zero, in each case, without receiving additional stockholder approval.

Eligibility. Options, other stock-based awards and cash awards under the 2022 Plan may be granted to individuals who are then our employees, non-employee directors or consultants or are employees or consultants of our subsidiaries. Only employees of our company or certain of our subsidiaries may be granted incentive stock options (“ISOs”).

Awards. The 2022 Plan provides that the administrator may grant or issue stock options, other stock-based awards, including awards in the form of SARs, restricted stock, RSUs or deferred stock units, and cash awards.

Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•

Nonstatutory Stock Options, or NSOs, granted under the 2022 Plan provide for the right to purchase shares of our Class A common stock at a specified price, which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of performance conditions established by the administrator. NSOs may be granted for any term specified by the administrator that does not exceed ten years.

•

Incentive Stock Options, granted under the 2022 Plan are designed in a manner intended to comply with the provisions of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, and are subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2022 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

•

Stock Appreciation Rights, may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. A SAR is the right to receive an amount equal to the excess of the fair market value of one share of common stock on the exercise date over the strike price of the SAR. The administrator will determine the terms and conditions of SARs granted under the 2022 Plan.

•

Restricted Stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, for restricted stock awards that are subject to performance conditions, dividends and dividend equivalents will not be paid until, and only to the extent that, the performance conditions are met.

•

Restricted Stock Units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, RSUs may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying RSUs will not be issued until the RSUs have vested, and recipients of RSUs generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

•

Deferred Stock Units may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Unlike RSUs, which are typically settled by delivery of the underlying common stock on or shortly after the vesting date, deferred stock units are granted with a deferral feature, which defers settlement of the stock unit beyond the vesting date until a future payment date or event set forth in the participant’s award agreement.

•

Other Stock-Based or Cash Based Awards are awards of cash, fully vested shares of our Class A common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our Class A common stock. Other stock or cash awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The administrator will determine the terms and conditions of other stock-based or cash awards, which may include vesting conditions based on continued service or performance conditions.

Any award may be granted as a performance award, meaning that the award will be subject to vesting and/or payment based on the attainment of specified performance goals.

Change in Control. In the event of a change in control, unless otherwise provided by the administrator in an award agreement or at the time an award was granted, the administrator may take one or more of the following actions with respect to awards contingent upon the closing or completion of the change in control: (i) arrange for the surviving or acquiring corporation (or a parent) to assume or continue the award or to substitute a similar award for the award granted under the 2022 Plan (including, without limitation, an award to acquire the same consideration paid to our stockholders pursuant to the corporate transaction), provided that if an award is not assumed, continued or substituted in connection with such change in control, any unvested portion of the award will automatically accelerate and fully vest as of the effective time of such change in control and to the extent any such award is subject to performance vesting conditions, the award will be deemed to be vested at the greater or target or actual performance; (ii) terminate the vested portion of the award in exchange for a payment, in such form as the administrator determinates, equal to the value of the property the participant would have received upon the issuance of common stock under the award and the purchase of common stock by the acquiring corporation in connection with the change in control, provided that payments under this provision may be delayed as a result of escrows, earn outs, holdbacks and any other contingencies; and (iii) such other actions the administrator deems appropriate with respect to unvested awards, including modifying the vesting conditions of the awards or deeming performance vesting conditions unsatisfied or satisfied at any level determined by the administrator.

Adjustments of Awards. In the event of any stock dividend or split, recapitalization, merger, consolidation, combination or exchange of shares, spin-off or similar corporate change, or extraordinary cash dividend, the maximum number of shares available for grant under the 2022 Plan, the number and type of securities underlying any award, the exercise or base price of any award, and the applicable performance targets or criteria will be equitably adjusted or substituted by the administrator to prevent the enlargement or reduction in rights granted under the award. In the event of any change in the number of shares of our common stock outstanding by reason of any other event or transaction, the administrator may, to the extend it deems appropriate, make adjustments to the type or number of shares of common stock with respect to which awards may be granted.

Amendment and Termination. Our board of directors may suspend, terminate or amend the 2022 Plan at any time. However, we must generally obtain stockholder approval to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule).

No incentive stock options may be granted pursuant to the 2022 Plan after January 1, 2032, the tenth anniversary of the date the 2022 Plan was approved. Any award that is outstanding on the termination date of the 2022 Plan will remain in force according to the terms of the 2022 Plan and the applicable award agreement.

2015 Stock Option Plan

We currently maintain our 2015 Plan, which originally became effective on February 5, 2015 and has subsequently been amended. For purposes of clarity, the amendment and restatement of the 2015 Plan applies only to awards granted under the 2015 Plan on or after the date the 2015 Plan was restated by our board of directors.

In connection with the effectiveness of our 2022 Plan, we will not make any further grants under the 2015 Plan. However, the 2015 Plan will continue to govern the terms and conditions of the outstanding awards granted under the 2015 Plan.

Types of Awards. The 2015 Plan provides for the grant of nonstatutory stock options and stock purchase rights to employees, non-employee members of our board of directors and consultants. The 2015 Plan provides for the grant of incentive stock options to employees.

Share Reserve. We have reserved an aggregate of 4,275,000 shares of our Class A common stock for issuance under the 2015 Plan. As of                 , 2021, options to purchase a total of                  shares of our Class A common stock and                  shares of restricted stock granted under stock purchase rights were outstanding under our 2015 Plan and                  shares remained available for future grants under our 2012 Plan.

Administration. Our board of directors or an individual or committee appointed by our board of directors administers the 2015 Plan and is referred to as the administrator in this description of the 2015 Plan. The administrator has the authority to determine the fair market value of a share of Class A common stock for purposes of the 2015 Plan, select the persons to whom awards will be granted under the 2015 Plan, determine the number of shares subject to those awards, and establish the terms and conditions of the awards granted under the 2012 Plan. In addition, the administrator has the authority to interpret the 2015 Plan and awards granted under the 2015 Plan and to adopt rules relating to the administration of the 2015 Plan.

Payment. The exercise price of options granted under the 2015 Plan may be paid in such form as determined by the administrator, including, without limitation, cash, check, promissory note, surrender of shares that are already owned by the participant, or consideration received by us under a broker-assisted cashless exercise or “net exercise” program implemented by us in connection with the 2015 Plan.

Transfer. The 2015 Plan generally does not allow for the transfer of awards other than by will or the laws of descent or distribution and awards may be exercised during the lifetime of the participant only by the participant.

Certain Events. In the event of an extraordinary dividend or other distribution (whether in cash, stock or other securities or property), recapitalization, reclassification, stock split, reverse stock split, merger, consolidation, split-up, spin off, combination, repurchase, liquidation, dissolution or sale, transfer, exchange or disposition of all or substantially all of our assets, or exchange of common stock or other securities of ours, issuance of warrants or other rights to purchase common stock or other securities of ours, or other similar corporate transaction or event, the administrator will, to the extent determined, in its discretion, necessary to prevent dilution or enlargement of benefits, equitably adjust the number and kind of shares of common stock (or other securities or property) with respect to which awards may be granted (including, without limitation, adjustments to the maximum number and kind of shares that may be issued under the 2015 Plan), the number and kind of shares (or other securities or property) subject to outstanding awards and the exercise price of any award.

In the event of any transaction or event described in the preceding paragraph, the administrator may, in its discretion, take one or more of the following actions to prevent dilution or enlargement of the benefits or potential benefits intended by us to be made available under the 2015 Plan or with respect to awards under the 2015 Plan or to facilitate such transaction or event: (i) provide for the purchase of any award for an amount of cash equal to the amount that could have been obtained upon exercise had the award been currently exercisable or fully vested, or for the replacement of the award with other rights or property; (ii) provide that an award will be exercisable or vested as to all shares covered by the award; (iii) provide that an award may be assumed by a successor or surviving corporation (or an affiliate) or substituted for a similar award covering stock of the successor or surviving corporation (or an affiliate) with appropriate adjustments as to the number and kind of shares and prices; (iv) adjust the number and type of shares (or other securities or property) subject to outstanding awards or the terms and conditions (including the grant or exercise price) of outstanding or future awards; or (v) provide that immediately upon consummation of the event, awards will terminate, provided that vested options having an exercise price below the transaction value of the shares underlying the options will be exercisable for a specified period of time prior to the event.

In the event of an acquisition in which we are not the surviving entity, then any surviving corporation (or affiliate) may assume awards outstanding under the 2015 Plan or substitute similar stock awards (including an award to acquire the same consideration paid to stockholders in the transaction) for those outstanding under the 2015 Plan. In the event any surviving entity in an acquisition (or an affiliate) does not assume an award or substitute similar stock awards for those awards outstanding under the 2015 Plan, then (a) fully vested awards will be exercisable at least ten days before closing of the acquisition transaction and (b) all unassumed awards outstanding under the 2015 Plan will be terminated if not exercised before the closing of such transaction.

Amendment; Termination. Our board of directors may amend, alter, suspend or terminate the 2015 Plan at any time, subject to stockholder approval of any amendment required to comply with applicable law.

2012 Restricted Stock Unit Plan

We currently maintain our 2012 Plan, which originally became effective on January 1, 2012, was amended and restated on April 26, 2018 and has subsequently been amended.

The 2012 Plan terminated on December 31, 2021 and we will not make any further grants under the 2012 Plan. However, the 2012 Plan will continue to govern the terms and conditions of the outstanding RSU awards granted under the 2012 Plan.

Types of Awards. The 2012 Plan provides for the grant of RSUs to employees, non-employee members of our board of directors and consultants.

The 2012 Plan provides that we may issue RSUs that may be settled in cash, shares of our Class A common stock, a combination of cash and common stock, or in any other form of consideration determined by the administrator (as described below). Each RSU award will be governed by a RSU award agreement that will set forth any vesting conditions based on continued employment or service or on performance criteria established by the administrator. Shares of our Class A common stock underlying RSUs will not be issued until the RSUs have vested, and a recipient of RSUs generally will have no rights as a stockholder prior to the time when vesting conditions are satisfied.

Share Reserve. We have reserved an aggregate of 2,200,000 shares of our Class A common stock for issuance under the 2012 Plan. As of                 , 2021,                  RSUs remained outstanding under the 2012 Plan, which may be settled in shares or cash, and                  shares remained available for future grants.

Administration. Our board of directors or a committee of two or more members of our board of directors appointed by our board administers the 2012 Plan and is referred to as the administrator in this description of the 2012 Plan. The administrator has the authority to select the persons to whom RSU awards will be granted under the 2012 Plan, determine the number of shares subject to those RSU awards, and establish the terms and conditions of the awards granted. In addition, the administrator has the authority to interpret the 2012 Plan and RSU awards granted under the 2012 Plan and to adopt rules relating to the administration of the 2012 Plan.

Payment. The administrator will determine the consideration, if any, to be paid by a participant upon settlement of RSUs granted under the 2012 Plan, which may be paid in any form of legal consideration acceptable to the administrator.

Transfer. Under the form of RSU award agreement applicable to awards granted under the 2012 Plan, prior to the time that RSUs are settled in cash or shares of Class A common stock, participants may not transfer, pledge, sell or otherwise dispose of any portion of the RSUs or the shares of Class A common stock that may be issued in respect to the RSUs.

Certain Events. In the event of a merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or any similar equity structuring transaction, without the receipt of consideration by us, the administrator may appropriately and proportionately adjust the classes and maximum number of securities subject to the 2012 Plan and the classes and number of securities and price per share of stock subject to outstanding RSU awards.

In the event of certain corporate transactions, unless otherwise provided by the administrator in an award agreement or at the time an award was granted, the administrator may take one or more of the following actions with respect to RSU awards contingent upon the closing or completion of the corporate transaction: (i) arrange for the surviving or acquiring corporation (or a parent) to assume or continue the RSU award or to substitute a similar award for the RSU award granted under the 2012 Plan (including, without limitation, an award to acquire the same consideration paid to our stockholders pursuant to the corporate transaction); (ii) cancel or arrange for the cancellation of the RSU award, to the extent not vested prior to the effective time of the corporate transaction, in exchange for such cash consideration (if any), as the administrator may consider appropriate (including that the unvested portion of the RSU award may be terminated for no payment); and (iii) terminate the vested portion of the RSU award in exchange for a payment, in such form as the administrator determinates, equal to the value of the property the participant would have received upon the issuance of common stock under the RSU award and the purchase of common stock by the acquiring corporation in connection with the corporate transaction, provided that payments under this provision may be delayed as a result of escrows, earn outs, holdbacks and any other contingencies.

2022 Employee Stock Purchase Plan

We intend to adopt and ask our stockholders to approve the ESPP, which will be effective upon the day prior to the effectiveness of the registration statement to which this prospectus relates. The ESPP is designed to allow our eligible employees to purchase shares of our Class A common stock, at semi-annual intervals, with their accumulated payroll deductions. The ESPP is intended to qualify under Section 423 of the Code. The material terms of the ESPP, as it is currently contemplated, are summarized below.

Administration. Subject to the terms and conditions of the ESPP, our compensation committee will administer the ESPP. Our compensation committee can delegate administrative tasks under the ESPP to the services of an agent and/or employees to assist in the administration of the ESPP. The administrator will have the discretionary authority to administer and interpret the ESPP. Interpretations and constructions of the administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons. We will bear all expenses and liabilities incurred by the ESPP administrator.

Share Reserve. The maximum number of shares of Class A our common stock which will be authorized for sale under the ESPP is equal to the sum of (a)                  shares of Class A common stock and (b) an annual increase on the first day of each fiscal year beginning in 2023 and ending in 2032, equal to the lesser of (i)         % of the shares of our common stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (ii) such number of shares of common stock as determined by our board of directors; provided, however, no more than                  shares of our common stock may be issued under the ESPP. The shares reserved for issuance under the ESPP may be authorized but unissued shares or reacquired shares.

Eligibility. Employees eligible to participate in the ESPP for a given offering period generally include employees who are employed by us or one of our subsidiaries on the first day of the offering period, or the enrollment date. Our employees (and, if applicable, any employees of our subsidiaries) who customarily work less than five months in a calendar year or are customarily scheduled to work less than 20 hours per week will not be eligible to participate in the ESPP. Finally, an employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all our classes of stock or of one of our subsidiaries will not be allowed to participate in the ESPP.

Participation. Employees will enroll under the ESPP by completing a payroll deduction form permitting the deduction from their compensation of at least 1% of their compensation but not more than the lesser of         % of

their compensation or $                . Such payroll deductions may be expressed as either a whole number percentage or a fixed dollar amount, and the accumulated deductions will be applied to the purchase of shares on each purchase date. However, a participant may not purchase more than                  shares in each offering period and may not subscribe for more than $                 in fair market value of shares of our Class A common stock (determined at the time the option is granted) during any calendar year. The ESPP administrator has the authority to change these limitations for any subsequent offering period.

Offering. Under the ESPP, participants are offered the option to purchase shares of our Class A common stock at a discount during a series of successive offering periods, the duration and timing of which will be determined by the ESPP administrator. However, in no event may an offering period be longer than 27 months in length.

The option purchase price will be the lower of 85% of the closing trading price per share of our common stock on the first trading date of an offering period in which a participant is enrolled or 85% of the closing trading price per share on the purchase date, which will occur on the last trading day of each offering period.

Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above.

A participant may cancel his or her payroll deduction authorization at any time prior to the end of the offering period. Upon cancellation, the participant will have the option to either (i) receive a refund of the participant’s account balance in cash without interest or (ii) exercise the participant’s option for the current offering period for the maximum number of shares of Class A common stock on the applicable purchase date, with the remaining account balance refunded in cash without interest. Following at least one payroll deduction, a participant may also decrease (but not increase) his or her payroll deduction authorization once during any offering period. If a participant wants to increase or decrease the rate of payroll withholding, he or she may do so effective for the next offering period by submitting a new form before the offering period for which such change is to be effective.

A participant may not assign, transfer, pledge or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant’s account or any rights to exercise an option or to receive shares of our Class A common stock under the ESPP, and during a participant’s lifetime, options in the ESPP shall be exercisable only by such participant. Any such attempt at assignment, transfer, pledge or other disposition will not be given effect.

Adjustments upon Changes in Recapitalization, Dissolution, Liquidation, Merger or Asset Sale. In the event of any increase or decrease in the number of issued shares of our common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock, or any other increase or decrease in the number of shares of common stock effected without receipt of consideration by us, we will proportionately adjust the aggregate number of shares of our Class A common stock offered under the ESPP, the number and price of shares which any participant has elected to purchase under the ESPP and the maximum number of shares which a participant may elect to purchase in any single offering period. If there is a proposal to dissolve or liquidate us, then the ESPP will terminate immediately prior to the consummation of such proposed dissolution or liquidation, and any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our dissolution or liquidation. We will notify each participant of such change in writing at least ten business days prior to the new exercise date. If we undergo a merger with or into another corporation or sell all or substantially all of our assets, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or the parent or subsidiary of the successor corporation. If the successor corporation refuses to assume the outstanding options or substitute equivalent options, then any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our proposed sale or merger. We will notify each participant of such change in writing at least ten business days prior to the new exercise date.

Amendment and Termination. Our board of directors may amend, suspend or terminate the ESPP at any time. However, the board of directors may not amend the ESPP without obtaining stockholder approval within 12 months before or after such amendment to the extent required by applicable laws.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the director and executive officer compensation arrangements discussed above in the section entitled “Executive Compensation,” this section describes transactions, or series of related transactions, since January 1, 2019 to which we were a party or will be a party, in which:

•	the amount involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or beneficial owners of more than 5% of our capital stock, or any members of the immediate family of, or person sharing the household with, or any entity affiliated with any such person, had or will have a direct or indirect material interest.

Promissory Notes

In February 2020, we repaid convertible promissory notes previously issued to Eric Baker, our Chief Executive Officer, in an aggregate principal amount of $6.0 million (the “Baker Promissory Note”). The aggregate principal amount, together with accrued interest of 10% per note, was repaid in full, and $1.0 million of the repayment was used to purchase 13,749 shares of Class A common stock issued to Mr. Baker at a price of $72.73 per share.

Series I Redeemable Preferred Stock Financing

On November 24, 2020, we entered into a Series I redeemable preferred stock purchase agreement (the “Series I Purchase Agreement”) with WestCap Stub II-2020, LLC (“WestCap Stub”), an affiliate of WestCap Management, LLC (“WestCap”). WestCap is a holder of more than 5% of our capital stock. Pursuant to the Series I Purchase Agreement, we issued and sold an aggregate of 50,000 shares of Series I redeemable preferred stock to WestCap Stub at a purchase price of $1,000 per share for gross proceeds of $50.0 million. In addition to and simultaneously with the issuance and sale of the Series I redeemable preferred stock, WestCap Stub entered into agreements to purchase up to an aggregate of $50.0 million of Class A common stock from our existing stockholders. On October 18, 2021, we entered into an Exchange Agreement with WestCap Stub, pursuant to which we issued 85,894 shares of Class A common stock to WestCap Stub in exchange for the cancellation of 20,000 issued and outstanding shares of Series I redeemable preferred stock. We simultaneously amended the terms of another 20,000 shares of issued and outstanding Series I redeemable preferred stock so that those shares will automatically convert into shares of Class A common stock, in accordance with the conversion provisions provided in the Exchange Agreement, upon a Qualified IPO, as defined in the Exchange Agreement.

Agreements with Madrone Partners, L.P.

Madrone Stockholder Agreement

In connection with the Madrone Purchase Agreement, we entered into a stockholder agreement with Madrone on October 15, 2018 (as amended, the “Madrone Stockholder Agreement”), pursuant to which Madrone’s written consent is required for certain Company actions, including redemptions or repurchase of our Founder’s shares, issuances of new securities with liquidation preferences senior to our Class A common stock, entry into material agreements or transactions with our Founder and his affiliates, changes to powers, preferences, or special rights of Class A common stock so as to affect the Class A common stock adversely, or amendment, termination or waiver of the rights of Madrone under our amended and restated voting agreements, amended and restated co-sale and first refusal agreement, or amended and restated investors’ rights agreement. Upon the effectiveness of the registration statement of which this prospectus forms a part, the Madrone Stockholder Agreement will terminate.

Agreements with WestCap

Class A Common Stock Purchase Agreement

On March 28, 2022, we entered into the Class A common stock purchase agreement (the “WestCap Purchase Agreement”) with WestCap Stub, a holder of more than 5% of our capital stock. Pursuant to the

WestCap Purchase Agreement, WestCap Stub purchased from us a total of 7,905 new shares of Class A common stock at $253.02 per share, for a purchase price of $2.0 million, which such shares were delivered on April 7, 2022.

Agreements in Connection with the StubHub Acquisition

Equity Commitment Letters

On November 24, 2019 and February 11, 2020, we entered into equity commitment letters with entities affiliated with Madrone, WestCap, Bessemer Venture Partners (“Bessemer”), each holders of more than 5% of our capital stock, as well as various other investors, pursuant to which such investors committed to provide us with equity financing in immediately available funds for purposes of completing the StubHub Acquisition, subject to the execution of the Class A common stock purchase agreement described below. Madrone, WestCap and Bessemer agreed to provide us with $1,075.0 million, $343.6 million and $361.7 million, respectively, pursuant to such commitment letters.

Class A Common Stock Purchase Agreement

On December 20, 2019, we entered into a Class A common stock purchase agreement with Madrone, WestCap, Bessemer, Eric Baker and various other investors pursuant to which we sold and issued to each investors shares of our Class A common stock at a purchase price of $72.73 per share in order to raise capital for the StubHub Acquisition. Accordingly, and in full satisfaction of the equity commitment letters described above, we sold 10,655,850 shares of Class A common stock for a total purchase price of $775.0 million to an entity affiliated with Madrone, 4,744,701 shares of Class A common stock for a total purchase price of $345.1 million to an entity affiliated with WestCap, and an aggregate of 5,189,330 shares of Class A common stock for a total purchase price of $377.4 million to entities affiliated with Bessemer. Pursuant to the Class A common stock purchase agreement, we also issued 13,749 shares of Class A common stock for a purchase price of $1.0 million to Mr. Baker in connection with the repayment of the Baker Promissory Note.

WestCap Consulting Agreement

On April 17, 2019, we entered into a consulting agreement with WestCap, pursuant to which WestCap provided us with consulting services related to certain debt financing transactions and arrangements in connection with the StubHub Acquisition. As compensation for such services, in February 2020 we paid WestCap a total of $3.38 million in cash and $7.5 million in shares of our Class A common stock. The WestCap consulting agreement terminated upon the completion of the StubHub Acquisition.

Relationship with Andro Capital

Andro Capital (“Andro”) is a seller on our platform and, in the normal course of business, has engaged us to list, and fulfill its tickets on its behalf since 2008. Mr. Baker, our Chief Executive Officer, is currently the managing partner of Andro. We generated $0.1 million, $0.2 million and $0.4 million of fees from tickets sold by Andro in the years ended December 31, 2021, 2020 and 2019, respectively. As of December 31, 2021 and 2020, Andro was due $0.5 million and $0.7 million, respectively, in proceeds related to tickets it had sold on our platform.

Investors’ Rights Agreement

We are party to the Eighth Amended and Restated Investors’ Rights Agreement, dated December 20, 2019, with certain purchasers of our outstanding redeemable preferred stock and certain holders of our common stock, including certain of our directors and executive officers, holders of more than 5% of our capital stock, including entities affiliated with Madrone, WestCap and Bessemer, and entities with which certain of our directors are affiliated. For a more detailed description of these registration rights, see “Shares Eligible for Future Sale—Registration Rights.”

Voting Agreement

We are party to the Third Amended and Restated Voting Agreement, dated December 20, 2019, with certain holders of our common stock, including our founder and CEO, holders of more than 5% of our capital stock, including entities affiliated with Madrone and Bessemer, and entities with which certain of our directors are affiliated. Upon the effectiveness of the registration statement of which this prospectus forms a part, the amended and restated voting agreement will terminate.

Co-Sale and First Refusal Agreement

We are party to the Tenth Amended and Restated Co-Sale and First Refusal Agreement, dated January 17, 2020, with certain purchasers of our outstanding redeemable preferred stock and certain holders of our common stock, including our founder and CEO, holders of more than 5% of our capital stock, including entities affiliated with Madrone, WestCap and Bessemer, and entities with which certain of our directors are affiliated. This agreement provides for rights of co-sale and first refusal relating to the shares of our common stock held by certain parties to the agreement. Upon the effectiveness of the registration statement of which this prospectus forms a part, the amended and restated first refusal and co-sale agreement will terminate.

Indemnification Agreements

Our amended and restated certificate of incorporation will provide that we will indemnify our directors and executive officers to the fullest extent permitted by law. In addition, in connection with the effectiveness of the registration statement of which this prospectus forms a part, we expect to enter into indemnification agreements with all of our directors and executive officers. See “Description of Capital Stock—Limitation on Liability of Directors and Indemnification.”

Our Policy Regarding Related Party Transactions

Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interest (or the perception thereof). Our board of directors will adopt a written policy on transactions with related persons that is in conformity with the requirements for companies having common stock that is listed on Nasdaq. This policy will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, that meets the disclosure requirements set forth in Item 404 under the Securities Act, in which we were or are to be a participant and in which a “related person,” as defined in Item 404, had, has or will have a direct or indirect material interest. In reviewing and approving any such transactions, our audit committee will be tasked with considering all relevant facts and circumstances, including but not limited to whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction with an unrelated third party and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL AND REGISTERED STOCKHOLDERS

The following table sets forth:

•	certain information with respect to the beneficial ownership of our Class A common stock, Class B common stock and Class C common stock as of , 2022 for:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group;

•	each person known by us to be the beneficial owner of more than 5% of our outstanding shares of Class A common stock, Class B common stock and Class C common stock; and

•

the number of shares of Class A common stock, Class B common stock and Class C common stock held by the Registered Stockholders and registered as Class A common stock for resale by means of this prospectus.

This prospectus registers for resale shares of Class A common stock that are held by certain Registered Stockholders that include (i) our affiliates and certain other stockholders with “restricted securities” (as defined in Rule 144 under the Securities Act) who, because of their status as affiliates pursuant to Rule 144 or because they acquired their capital stock from an affiliate or from us within the prior 12 months from the date of any proposed sale, would otherwise be unable to sell their securities pursuant to Rule 144 until we have been subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for a period of at least 90 days, and (ii) our current and former non-executive officers and non-director service providers who acquired shares from us within the prior 12 months from the date of any proposed sale under Rule 701 and hold “restricted securities” (as defined in Rule 144 under the Securities Act). See “Shares Eligible for Future Sale” for further information regarding sales of such “restricted securities” if not sold pursuant to this prospectus.

Information concerning the Registered Stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus, if and when necessary. Because the Registered Stockholders who hold Class B common stock may convert their shares of Class B common stock into Class A common stock at any time and the Registered Stockholders may sell all, some, or none of the shares of Class A common stock covered by this prospectus, we cannot determine the number of such shares of Class A common stock that will be sold by the Registered Stockholders, or the amount or percentage of shares of common stock, either as Class A common stock, Class B common stock and Class C common stock, that will be held by the Registered Stockholders upon consummation of any particular sale. In addition, the Registered Stockholders listed in the table below may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, our shares of Class A common stock, Class B common stock or Class C common stock in transactions exempt from the registration requirements of the Securities Act, after the date on which they provided the information set forth in the table below. See the sections titled “Management” and “Certain Relationships and Related Party Transactions” for further information regarding the Registered Stockholders.

After the listing of our Class A common stock on Nasdaq, certain of the Registered Stockholders are entitled to registration rights with respect to their shares of Class A common stock, Class B common stock or Class C common stock, as described in the section titled “Description of Capital Stock—Registration Rights.”

We currently intend to use our reasonable efforts to keep the registration statement of which this prospectus forms a part effective for a period of 90 days after the effectiveness of the registration statement. As a result, registered shares also include shares of Class A common stock underlying outstanding options held by our directors and executive officers that may be exercised and such shares sold during the period we intend to keep the registration statement effective. We are not party to any arrangement with any Registered Stockholder or any broker-dealer with respect to sales of shares of our Class A common stock by the Registered Stockholders. However, we have engaged financial advisors with respect to certain other matters relating to our listing of our Class A common stock on Nasdaq. See “Plan of Distribution.”

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Exchange Act.

We have based percentage ownership of our common stock on                shares of our Class A common stock and                shares of our Class B common stock outstanding as of                . We have deemed shares of our Class A common stock subject to stock options that are currently exercisable or exercisable within 60 days of                to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the business address of each such beneficial owner is c/o StubHub Holdings, Inc., 888 7th Avenue, Suite 302, New York, New York 10106.

Beneficial Ownership Prior to the Effectiveness of the Registration Statement
					Percentage of Total Voting Power†	Shares of Class A Common Stock Being Registered
Number of Shares Beneficially Owned
	Class A		Class B+
Name of Beneficial Owner	Shares	%	Shares	%
Named Executive Officers and Directors:
Eric H. Baker(1)
All current directors and executive officers as a group ( persons)(2)

Other 5% Stockholders:
Entities affiliated with Madrone Partners(3)
Entities affiliated with WestCap Management(4)
Entities affiliated with Bessemer Venture Partners(5)

Other Registered Stockholders:
Non-Executive Officers and Non-Director Current and Former Service Providers
All Other Registered Stockholders

*	Indicates beneficial ownership of less than 1% of the outstanding shares of our common stock.
+

The Class B common stock is convertible at any time by the holder into shares of Class A common stock on a share-for-share basis, such that each holder of Class B common stock beneficially owns an equivalent number of shares of Class A common stock.

†

Percentage of total voting power represents voting power with respect to all shares of our Class A common stock, Class B common stock and Class C common stock, as a single class. Shares of our Class A common stock entitle the holder to one vote per share, shares of our Class B common stock entitle the holder to              votes per share, and shares of our Class C common stock entitle the holder to one vote per share. For additional information regarding our Class A common stock, Class B common stock and Class C common stock, see “Description of Capital Stock.”

(1)	Consists of .
(2)

Consists of (i)                 shares of Class A common stock; (ii)                 shares of Class A common stock issuable pursuant to outstanding stock options that are exercisable within 60 days of                 , 2022; and (iii)                 shares of Class B common stock.

(3)

Consists of (i)                 shares held by Madrone Partners, L.P. (“Madrone Partners”), and (ii)                 shares held by Madrone SHV Partners, LLC (“Madrone SHV”). Madrone Capital Partners, LLC (“Madrone Capital”) is the general partner of Madrone Partners and the manager of Madrone SHV. Thomas Patterson, Jameson McJunkin and Gregory Penner are the managing members of Madrone Capital and each may be deemed to have voting and investment power with respect to the shares held by each of Madrone Partners and Madrone SHV and as a result may be deemed to have beneficial ownership of such shares. The address for each of Madrone Partners and Madrone SHV is 1149 Chestnut Street, Suite 200, Menlo Park, California 94025.

(4)	Consists of shares of Class A common stock held by .
(5)	Consists of shares of Class A common stock held by .

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes certain important terms of our capital stock, as they are expected to be in effect in connection with the effectiveness of the registration statement of which this prospectus forms a part. At or prior to the consummation of this offering, we will file an amended and restated certificate of incorporation and will adopt our amended and restated bylaws that will become effective in connection with the effectiveness of the registration statement of which this prospectus forms a part, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and our amended and restated investors’ rights agreement, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Following the effectiveness of the registration statement of which this prospectus forms a part, after giving effect to the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, our authorized capital stock will consist of:

•	shares of Class A common stock, par value $0.001 per share;

•	shares of Class B common stock, par value $0.001 per share;

•	30,000 shares of Series I redeemable preferred stock, par value $0.001 per share;

•	32,892 shares of Series J redeemable preferred stock, par value $0.001 per share;

•	365,000 shares of Series K redeemable preferred stock, par value $0.001 per share; and

•	shares of undesignated preferred stock, par value $0.001 per share.

As of                     , 2022, there were                shares of our Class A common stock outstanding, held by                stockholders of record,                  shares of our Class B common stock outstanding, held by                 stockholders of record, 30,000 shares of Series I redeemable preferred stock outstanding, held by one stockholder of record, 32,892 shares of Series J redeemable preferred stock outstanding, held by two stockholders of record, and 365,000 shares of Series K redeemable preferred stock outstanding, held by 12 stockholders of record, in each case, after giving effect to the Reclassification and the RSU Settlement as if such transactions had occurred on December 31, 2021. Pursuant to our amended and restated certificate of incorporation, our board of directors will have the authority, without stockholder approval except as required by the listing standards of Nasdaq, to issue additional shares of our capital stock.

The following summary describes the material provisions of our capital stock. We urge you to read our amended and restated certificate of incorporation and our amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

Following the effectiveness of the registration statement of which this prospectus forms a part, we will have two classes of authorized common stock: Class A and Class B common stock. The rights of the holders of Class A and Class B common stock are identical, except with respect to voting and conversion rights.

Voting Rights

Shares of our Class A common stock are entitled to one vote per share and shares of our Class B common stock are entitled to              votes per share. The holders of our Class A and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation. Delaware law could require either holders of our Class A or Class B common stock to vote separately in the following circumstances:

•

if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and

•

if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of our capital stock in a manner that would affect its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Our amended and restated certificate of incorporation that will become effective in connection with the effectiveness of the registration statement of which this prospectus forms a part will provide that stockholders are not entitled to cumulative voting for the election of directors. As a result, the holders of a majority of our voting power can elect all of the directors then standing for election.

Conversion Rights

Each outstanding share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. Each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer, whether or not for value, except for certain permitted transfers described in our amended and restated certificate of incorporation. Once converted into Class A common stock, the Class B common stock may not be reissued.

Economic Rights

Dividends. Any dividend or distribution paid or payable to the holders of shares of Class A or Class B common stock shall be paid pro rata, on an equal priority, pari passu basis, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of the applicable class of stock treated adversely, each voting separately as a class; provided, however, that if a dividend or distribution is paid in the form of Class A or Class B (or rights to acquire shares of Class A or Class B common stock), then the holders of the Class A common stock shall receive Class A common stock (or rights to acquire shares of Class A common stock) and holders of Class B common stock shall receive Class B common stock (or rights to acquire shares of Class B common stock).

Liquidation. In the event of our liquidation, dissolution or winding-up and upon the completion of the distributions required with respect to any series of preferred stock that may then be outstanding, our remaining assets legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Class A and Class B common stock.

Change of Control Transactions. In the event of certain mergers, consolidations, business combinations or other similar transactions, shares of our Class A and Class B common stock will be treated equally, identically and will share ratably, on a per share basis, in any consideration related to such transaction, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock, by the affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, each voting separately as a class. In the event that the holders of shares of Class A or Class B common stock are granted rights to elect to receive one of two or more alternative forms of consideration in connection with such transaction, the foregoing will be satisfied if holders of shares of Class A and Class B common stock are granted identical election rights.

Subdivisions and Combinations. If we subdivide or combine in any manner outstanding shares of Class A or Class B common stock, then the outstanding shares of the other class will be subdivided or combined in the same proportion and manner, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock, by the affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, each voting separately as a class.

No Preemptive or Similar Rights

Holders of shares of our common stock do not have preemptive, subscription or redemption rights. There will be no redemption or sinking fund provisions applicable to our common stock.

Fully Paid and Non-Assessable

All of our outstanding shares of Class A and Class B common stock are fully paid and nonassessable.

Redeemable Preferred Stock

As of                     , 2022, we had 30,000 shares of Series I redeemable preferred stock, 32,892 shares of Series J redeemable preferred stock, and 365,000 shares of Series K redeemable preferred stock outstanding, which we collectively refer to as our “redeemable preferred stock.” Each series of redeemable preferred stock is subject to preferences, rights and limitations described in each such series’ certificate of designations as described below. The following is only a summary of the each series’ certificate of designations and is qualified in its entirety by reference to the full text of the each series’ certificate of designations, which are included as exhibits to the registration statement of which this prospectus forms a part.

Designations

On December 4, 2020, we filed a Certificate of Designations of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights, and Qualifications, Limitations and Restrictions Thereof of Preferred Stock (the “Series I Certificate”) with the Delaware Secretary of State, designating 50,000 shares of preferred stock as Series I preferred stock.

On March 10, 2021, we filed a Certificate of Designations of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights, and Qualifications, Limitations and Restrictions Thereof of Preferred Stock (the “Series J Certificate”) with the Delaware Secretary of State, designating 65,785 shares of preferred stock as Series J preferred stock.

On July 29, 2021, we filed a Certificate of Designations of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights, and Qualifications, Limitations and Restrictions Thereof of Preferred Stock (the “Series K Certificate”) with the Delaware Secretary of State, designating 365,000 shares of preferred stock as Series K preferred stock.

Voting Rights

Subject to the express provisions of the Series I Certificate, Series J Certificate or Series K Certificate, as applicable, except to the extent required by the DGCL, the redeemable preferred stock shall not have any voting rights. However, as long as any shares of Series I redeemable preferred stock, Series J redeemable preferred stock or Series K redeemable preferred stock remain outstanding, we shall not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Series I redeemable preferred stock, Series J redeemable preferred stock or Series K redeemable preferred stock, respectively, (a) authorize, create, classify, reclassify or increase authorized or issued shares of any securities with rights senior to those of the Series I redeemable preferred stock, Series J redeemable preferred stock or Series K redeemable preferred stock, respectively, (b) make certain restricted payments, as described in the Series I Certificate, Series J Certificate or Series K Certificate, as applicable, (c) amend or alter our certificate of incorporation, bylaws, or the Series I

Certificate, Series J Certificate or Series K Certificate, as applicable, in any manner that adversely affects any rights of the holders of the Series I redeemable preferred stock, Series J redeemable preferred stock or Series K redeemable preferred stock, respectively, or (d) undertake a voluntary liquidation, dissolution or winding up unless the Series I redeemable preferred stock, Series J redeemable preferred stock and Series K redeemable preferred stock, respectively, is redeemed in full in connection therewith.

Conversion Rights

Holders of our redeemable preferred stock shall not have any right to convert any shares of redeemable preferred stock into, or to exchange any shares of the redeemable preferred stock for, any other class or series of capital stock or obligations of the Company or our subsidiaries, and the holders of each series of our redeemable preferred stock shall not have the right to require us to repurchase, redeem or otherwise acquire such redeemable preferred stock, except as set forth in the Series I Certificate, Series J Certificate or Series K Certificate, as applicable.

In connection with the exchange of 20,000 shares of Series I redeemable preferred stock for 85,894 newly issued shares of Class A common stock, the conversion rights for 20,000 of the remaining 30,000 outstanding shares of Series I redeemable preferred stock were amended to require automatic conversion pursuant to that Exchange Agreement, dated October 18, 2021, by and between the Company and WestCap Sub II-2020, LLC (the “Series I Exchange Agreement”). Pursuant to the Series I Exchange Agreement, 20,000 shares of Series I redeemable preferred stock will automatically convert into shares of Class A common stock, in accordance with the conversion provisions provided in the Series I Exchange Agreement, upon a Qualified IPO, as defined in the Series I Exchange Agreement.

In connection with the exchange of 32,893 shares of Series J redeemable preferred stock to 134,066 shares of Class A common stock, the conversion rights for the remaining 32,892 shares of Series J redeemable preferred stock were amended to require automatic conversion pursuant to that Exchange Agreement, dated August 20, 2021, by and between the Company, PointSeason Master Fund LP and SteelMill Master Fund LP (the “Series J Exchange Agreement”). Pursuant to the terms of the Series J Exchange Agreement, 32,892 shares of Series J redeemable preferred stock will automatically convert into shares of Class A common stock, in accordance with the conversion provisions provided in the Series J Exchange Agreement, upon a Qualified IPO, as defined in the Series J Exchange Agreement.

Redemptions

Optional Redemptions

With respect to the Series I redeemable preferred stock and Series J redeemable preferred stock, we may redeem outstanding shares of such series at any time, and from time to time, in whole or in part, for cash at a price equal to 100% of the liquidation preference, as defined in the Series I Certificate or Series J Certificate, as applicable, plus accrued dividends.

With respect to the Series K redeemable preferred stock, we may redeem outstanding shares of Series K redeemable preferred stock at any time, and from time to time, in whole or in part, for cash at different totals based on the date of redemption, up to 105% of the outstanding liquidation preference and accrued dividends.

Mandatory Redemptions

We will redeem all then outstanding shares of each series of redeemable preferred stock for cash at the specific redemption prices for such series as set forth in the Series I Certificate, Series J Certificate or Series K Certificate, as applicable, upon the occurrence of a liquidation event. We shall also make certain offers for redemption subject to the terms of the Series I Certificate, Series J Certificate or Series K Certificate, as

applicable, in the case of a change of control, as further described in the Series I Certificate, Series J Certificate or Series K Certificate, as applicable. Additionally, pursuant to the Series J Exchange Agreement, the Series J redeemable preferred stock will be automatically redeemed for cash, as described in the Series J Exchange Agreement, on the date that is the 18-month anniversary of the Series J Exchange Agreement assuming we have not consummated a Qualified IPO, as defined in the Series J Exchange Agreement.

Economic Rights

Dividends. Holders of each series of redeemable preferred stock are entitled to receive dividends that accrue based on the dividend rate as set forth in the Series I Certificate, Series J Certificate or Series K Certificate, as applicable. Such aggregate accrued and unpaid dividends will be payable in case of our election only when, as and if declared by or board of directors out of legally available funds for such purpose. No dividends may be declared and paid in securities or otherwise “in kind,” and the dividends shall be cumulative and will accrue as set forth in the Series I Certificate, Series J Certificate or Series K Certificate, as applicable, regardless of whether such dividends have been declared by our board of directors and whether or not there are any funds legally available for the payment thereof.

Liquidation. Upon the occurrence of a liquidation event as defined in the Series I Certificate, Series J Certificate or Series K Certificate, as applicable, each share of redeemable preferred stock will be entitled to receive and to be paid out of the assets of the Company legally available for distribution to our stockholders, before any distribution or payment may be made to a holder of any common stock or other classes or series of our capital stock with junior rights, by reason of their ownership thereof, an amount per share of redeemable preferred stock in cash in immediately available funds equal to the redemption price for such series of redeemable preferred stock, as defined in the Series I Certificate, Series J Certificate or Series K Certificate, as applicable, payable at the time of such liquidation event pursuant to the terms of the Series I Certificate, Series J Certificate or Series K Certificate, as applicable.

Undesignated Preferred Stock

Under the terms of our amended and restated certificate of incorporation that will become effective in connection with the effectiveness of the registration statement of which this prospectus forms a part, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval, unless required by law or by any stock exchange. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Class A and Class B common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company that may otherwise benefit holders of our Class A and Class B common stock and may adversely affect the market price of the Class A common stock and the voting and other rights of the holders of Class A and Class B common stock. We have no current plans to issue any shares of preferred stock.

Stock Options

As of                     , 2022,              shares of Class A common stock were issuable upon the exercise of outstanding stock options, at a weighted-average exercise price of $             per share. In addition,              shares of Class A common stock are issuable upon the exercise of stock options granted after                 , 2022, at a weighted-average exercise price of $             per share. For additional information regarding terms of our equity incentive plans, see “Executive Compensation—Narrative to 2020 Summary Compensation Table and Outstanding Equity Awards at 2020 Fiscal Year End—Equity Compensation Plans.”

Restricted Stock Units

As of                     , 2022,              shares of Class A common stock were issuable upon settlement of RSUs outstanding as of                     , 2022, for which the time- and liquidity-based vesting conditions had not been satisfied as of such date. In addition,              shares of Class A common stock are issuable upon settlement of RSUs granted after                     , 2022, for which the time- and liquidity-based vesting condition had not been satisfied as of such date.

Choice of Forum

Our amended and restated certificate of incorporation will provide that, unless we consent to the selection of an alternative forum, the Court of Chancery is the sole and exclusive forum for: (a) any derivative action, suit, or proceeding brought on our behalf; (b) any action, suit, or proceeding asserting a claim of breach of fiduciary duty owed by any of our current or former directors, officers or other employees or stockholders to us or to our stockholders, creditors or other constituents; (c) any action, suit, or proceeding asserting a claim arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or amended and restated bylaws, or as to which the Delaware General Corporation Law confers exclusive jurisdiction on the Court of Chancery of the State of Delaware; or (d) any action, suit, or proceeding asserting a claim governed by the internal affairs doctrine, unless the Court of Chancery does not have subject matter jurisdiction thereof, provided that the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction.

Our amended and restated certificate of incorporation will further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States are the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder and we cannot be certain that a court would enforce such a provision. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. This provision also may result in increased costs for investors to bring a claim.

These exclusive forum provisions may (i) increase the costs for an investor and/or (ii) limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition, and results of operations.

Dividends

Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon our business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing our current and future indebtedness, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factors our board of directors may consider relevant. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness, and therefore do not anticipate declaring or paying any cash dividends on our Class A common stock in the foreseeable future. See “Dividend Policy” and “Risk Factors—Risks Relating to Ownership of Our Class A Common Stock—Because we do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.”

Anti-Takeover Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor. See “Risk Factors—Risks Relating to Ownership of Our Class A Common Stock—Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our Class A common stock.”

Multi-Class Stock

As described above in “—Common Stock—Voting rights,” our amended and restated certificate of incorporation will provide for a multi-class common stock structure, pursuant to which holders of our Class B common stock will have the ability to control the outcome of matters requiring stockholder approval, even if such holders own significantly less than a majority of the shares of the shares of our outstanding Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

Stockholder Action and Special Meetings of Stockholders

Our amended and restated certificate of incorporation will provide that, from and after the date that holders of our Class B common stock hold less than 50% of the voting power of our capital stock, any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of our stockholders and may not be effected by any consent in writing by our stockholders. Our amended and restated certificate of incorporation will further provide that, from and after the date that holders of our Class B common stock hold less than 50% of the voting power of our capital stock, special meetings of our stockholders may be called only by a majority of our board of directors, the chair of our board of directors or our chief executive officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and our redeemable preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of Nasdaq. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and redeemable preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Section 203 of the DGCL

We will be subject to the provisions of Section 203 of the DGCL. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with an “interested stockholder.” In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns 15% or more of the outstanding voting stock of the corporation.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 of the DGCL do not apply if:

•	the business combination takes place more than three years after the interested stockholder became an “interested stockholder;”

•	our board of directors approves the transaction that made the stockholder an “interested stockholder” prior to the date of the transaction;

•

after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding, other than statutorily excluded shares of common stock; or

•

on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Limitation on Liability of Directors and Indemnification

Our amended and restated certificate of incorporation will provide that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation is not permitted under the DGCL, as may be amended, or for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	pursuant to Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Our amended and restated bylaws will provide that we must indemnify our directors and officers to the fullest extent permitted by law. We will also be expressly authorized to advance certain expenses (including attorneys’ fees) to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers. In addition, in connection with the effectiveness of the registration statement of which this prospectus forms a part, we intend to enter into separate indemnification agreements with each of our directors and executive officers.

Registration Rights

We are party to an amended and restated investors’ rights agreement that provides that certain holders of our capital stock have certain registration rights as set forth below. The registration of shares of our Class A common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective.

The registration rights set forth in the amended and restated investors’ rights agreement will terminate (i) five years following the effectiveness of the registration statement of which this prospectus forms a part or (ii) with respect to any particular stockholder, when such stockholder is able to sell all of its registrable shares pursuant to Rule 144 of the Securities Act during any three-month period. We will pay the registration expenses (other than underwriting discounts and commissions) of the holders of the shares registered pursuant to the registrations described below, including the reasonable fees of counsel for the selling holders. In an underwritten offering, the underwriters have the right, subject to specified conditions, to limit the number of shares such holders may include.

Demand Registration Rights

Subject to certain exceptions, upon election by the requisite holders, the holders of an aggregate of              shares of our Class A common stock, based on our shares outstanding as of             , will be entitled to certain demand registration rights. At any time beginning 180 days after the effective date of the registration statement of which this prospectus forms a part, certain holders of these shares may request that we register all or a portion of the registrable shares. We are obligated to effect only two such registrations. Such request for registration must have a minimum aggregate offering price of at least $180.0 million.

Piggyback Registration Rights

After the effectiveness of the registration statement of which this prospectus forms a part, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of an aggregate of              shares of our Class A common stock, based on our shares outstanding as of              , will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration relating to (i) the issuance of securities by us or by a subsidiary pursuant to a stock option, stock purchase, or similar plan, (ii) an SEC Rule 145 transaction, (iii) a registration on any form that does not include substantially the same information as would be required to be included in a piggyback registration, or (iv) a registration in which the only stock being registered is stock issuable upon conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.

S-3 Registration Rights

The holders of an aggregate of              shares of our Class A common stock, based on our shares outstanding as of             , will be entitled to certain Form S-3 registration rights. At any time beginning 90 days after the effectiveness of the registration statement of which this prospectus forms a part, the holders of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the anticipated aggregate price of the shares offered, net of any underwriters’ discounts or commissions, would equal or exceed $10,000,000. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock will be                 . The transfer agent and registrar’s address is          .

Listing

We intend to apply to list our Class A common stock on the Nasdaq Capital Market under the symbol “                 .”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the listing of our Class A common stock on the Nasdaq Capital Market, there has been no public market for our Class A common stock, and we cannot predict the effect, if any, that sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market price of our Class A common stock prevailing from time to time. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. Sales of substantial amounts of our Class A common stock in the public market following our listing on the Nasdaq Capital Market or the perception that such sales could occur, could adversely affect the public price of our Class A common stock and may make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate. We will have no input if and when any Registered Stockholder may, or may not, elect to sell its shares of Class A common stock or the prices at which any such sales may occur. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the trading prices of shares of our Class A common stock prevailing from time to time.

Upon the effectiveness of the registration statement of which this prospectus forms a part, based on the number of shares of our capital stock outstanding as of             , 2022, we will have a total of              shares of Class A common stock and              shares of Class B common stock outstanding.

Shares of our Class A common stock and Class B common stock will be deemed “restricted securities” (as defined in Rule 144 under the Securities Act). Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. Following the listing of our Class A common stock on the Nasdaq Capital Market, shares of our Class A common stock may be sold either by the Registered Stockholders pursuant to this prospectus or by our other existing stockholders in accordance with Rule 144 of the Securities Act.

As further described below, until we have been a reporting company for at least 90 days, only non-affiliates who have beneficially owned their shares of Class A common stock for a period of at least one year will be able to sell their shares of Class A common stock under Rule 144, which is expected to include              shares of Class A common stock (including              shares of Class A common stock issuable upon conversion of outstanding shares of Class B common stock), immediately after the effectiveness of the registration statement of which this prospectus forms a part.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell, within any three-month period, a number of shares of Class A common stock that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding; and

•	the average weekly trading volume of our Class A common stock on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares of our Class A common stock on behalf of our affiliates are also subject to certain manner-of-sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares of capital stock from us in connection with a compensatory stock option plan or other written agreement before the effective date of the registration statement of which this prospectus forms a part is entitled to sell such shares 90 days after such effective date in reliance on Rule 144.

The SEC has indicated that Rule 701 will apply to typical stock options granted by a company before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after a company becomes subject to the reporting requirements of the Exchange Act.

Registration Rights

The holders of              shares of our Class A common stock and              shares of Class B common stock, or their transferees, are entitled to certain rights with respect to the registration of those shares under the Securities Act. For a description of these registration rights, see “Description of Capital Stock—Registration Rights” and “Certain Relationships and Related Party Transactions—Investors’ Rights Agreement.” If these shares are registered, in most cases they will be freely tradable without restriction under the Securities Act and a large number of shares may be sold into the public market.

Registration Statement on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Class A common stock subject to outstanding stock options and RSUs, as well as shares of our Class A common stock reserved for future issuance, under our 2022 Plan and ESPP. We expect to file these registration statements as soon as permitted under the Securities Act. However, the shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice and public information requirements of Rule 144. See “Executive Compensation—Equity Compensation Plans” for a description of our 2022 Plan and ESPP.

SALE PRICE HISTORY OF OUR CAPITAL STOCK

We intend to apply to list our Class A common stock on the Nasdaq Capital Market. Prior to the listing of our Class A common stock on the Nasdaq Capital Market, there has been no public market for our Class A common stock. Our Class A and Class C common stock have a limited history of private transactions. The table below shows the high and low sales prices for our Class A and Class C common stock in private transactions by our stockholders for the indicated periods, including primary issuances, conversions and secondary sales, as well as the volume-weighted average price per share, based on information available to us. During 2021, we facilitated secondary transactions with select executives in which our Class A common stock was sold above fair value. While this information will be considered in connection with setting the opening public price of our Class A common stock, this information may, however, have little or no relation to the broader market demand for our Class A common stock and thus the opening public price and subsequent public price of our Class A common stock on the Nasdaq Capital Market. As a result, you should not place undue reliance on these historical private sales prices as they may differ materially from the opening public price and subsequent public price of our Class A common stock on the             . There have been no private secondary transactions for shares of our Class B common stock during the indicated periods. See the section entitled “Risk Factors—Risks Related to Ownership of Our Class A Common Stock—The public price of our Class A common stock may be volatile, and could, upon listing on the Nasdaq Capital Market, decline significantly and rapidly.”

	Per Share Sale Price		Number of Shares	Volume-Weighted Average Price	Number of Shares Outstanding
	High	Low
Annual
Year Ended December 31, 2021	$253.02	$50.00	2,923,225	$146.81	60,621,914
Quarterly
Year Ended December 31, 2021
First Quarter	$55.00	$50.00	1,492,878	$50.36	59,622,514
Second Quarter	$—	$—	—	$—	59,943,157
Third Quarter	$245.35	$245.35	949,227	$245.35	60,143,686
Fourth Quarter	$253.02	$245.35	481,120	$251.65	60,621,914
Year Ended December 31, 2022
First Quarter	$253.02	$253.02	98,806	$253.02	60,749,614
Second Quarter	253.02	253.02	12,569	253.02	60,762,183
Third Quarter	—	—	—	—	60,763,083

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non U.S. Holders (as defined below) generally applicable to the ownership and disposition of our common stock by a Non U.S. Holder (as defined below) that acquires our common stock and holds our common stock as a capital asset (generally, property held for investment), but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the ownership and disposition of our common stock.

This discussion does not address all U.S. federal income tax consequences relevant to a Non U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long term residents of the United States;

•	persons holding our common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers, or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR

SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non U.S. Holder

For purposes of this discussion, a “Non U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below regarding effectively connected income, dividends paid to a Non U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non U.S. Holder furnishes a valid IRS Form W 8BEN or W 8BEN E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.

If dividends paid to a Non U.S. Holder are effectively connected with the Non U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W 8ECI, certifying that the dividends are effectively connected with the Non U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our common stock, which may be offset by certain U.S. source capital losses of the Non U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our common stock by a Non U.S. Holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such Non U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five year period ending on the date of the sale or other taxable disposition or the Non U.S. Holder’s holding period.

Non U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the Non U.S. Holder certifies its non U.S. status, such as by furnishing a valid IRS Form W 8BEN, W 8BEN E, or W 8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S. related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above or the Non U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non U.S. office of a non U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”) on certain types of payments made to non U.S. financial institutions and certain other non U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non compliant-foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our common stock beginning on January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

PLAN OF DISTRIBUTION

The Registered Stockholders and their pledgees, donees, transferees, assignees, or other successors-in-interest may sell their shares of Class A common stock covered hereby pursuant to brokerage transactions on the Nasdaq Capital Market or any other public exchange or registered alternative trading system at prevailing market prices at any time after the shares of Class A common stock are listed for trading thereon.

We are not party to any arrangement with any Registered Stockholder or any broker-dealer with respect to sales of shares of Class A common stock by the Registered Stockholders, except we have engaged financial advisors with respect to certain other matters relating to our listing, as further described below. As such, we do not anticipate receiving any notice as to if and when any Registered Stockholder may elect to sell their shares of Class A common stock or the prices at which any such sales may occur, and there can be no assurance that any Registered Stockholders will sell any or all of the shares of Class A common stock covered by this prospectus.

We will not receive any proceeds from the sale of shares of Class A common stock by the Registered Stockholders. We expect to recognize certain non-recurring costs as part of our transition to a publicly-traded company, consisting of professional fees and other expenses. As part of our direct listing, these fees will be expensed in the period incurred and not deducted from net proceeds to the issuer as they would be in an initial public offering.

We have engaged J.P. Morgan, Goldman Sachs & Co. LLC, Citigroup and BofA Securities as our financial advisors to advise and assist us with respect to certain matters relating to our listing. These matters include assisting us in defining our objectives with respect to the filing of the registration statement of which this prospectus forms a part, our preparation of the registration statement of which this prospectus forms a part, our preparation of investor communications and presentations in connection with investor education, and being available to consult with Nasdaq, including on the day that our shares of Class A common stock are initially listed on the Nasdaq Capital Market.

In addition,                  will determine when our shares of Class A common stock are ready to trade and to approve proceeding with the opening of trading at the Current Reference Price (as defined below). However, the financial advisors have not been engaged to participate in investor meetings or to otherwise facilitate or coordinate price discovery activities or sales of our Class A common stock in consultation with us, except as described herein.

On the day that our shares of Class A common stock are initially listed on the Nasdaq Capital Market, Nasdaq will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative Current Reference Price on the basis of such accepted orders. During a 10-minute “Display Only” period, market participants may enter quotes and orders in Class A common stock in Nasdaq’s systems and such information is disseminated, along with other indicative imbalance information, to                  and other market participants (including the other financial advisors) by Nasdaq on its NOII and BookViewer tools. Following the “Display Only” period, a “Pre-Launch” period begins, during which                 , in its capacity as our designated financial advisor to perform the functions under Nasdaq Rule 4120(c)(8), must notify Nasdaq that our shares are “ready to trade.” Once                  has notified Nasdaq that our shares of Class A common stock are ready to trade, Nasdaq will calculate the Current Reference Price for our shares of Class A common stock, in accordance with Nasdaq’s rules. If                  then approves proceeding at the Current Reference Price, Nasdaq will conduct price validation checks in accordance with Nasdaq rules. As part of conducting its price validation checks, Nasdaq may consult with                  and other market participants (including the other financial advisors). Upon completion of such price validation checks the applicable orders that have been entered will then be executed at such price and regular trading of our shares of Class A common stock on the Nasdaq Capital Market will commence.

Under Nasdaq’s rules, the “Current Reference Price” means: (i) the single price at which the maximum number of orders to buy or sell our shares of Class A common stock can be matched; (ii) if more than one price exists under clause (i), then the price that minimizes the number of our shares of Class A common stock for which orders cannot be matched; (iii) if more than one price exists under clause (ii), then the entered price (i.e. the specified price entered in an order by a customer to buy or sell) at which our shares of Class A common stock will remain unmatched (i.e. will not be bought or sold); and (iv) if more than one price exists under clause (iii), a price determined by Nasdaq after consultation with J.P. Morgan, Goldman Sachs & Co. LLC, Citigroup and BofA Securities in their capacity as financial advisors. J.P. Morgan, Goldman Sachs & Co. LLC, Citigroup and BofA Securities will exercise any consultation rights only to the extent that they may do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M (to the extent applicable), or applicable relief granted thereunder. In determining the Current Reference Price, Nasdaq’s algorithms will match orders that have been entered into and accepted by Nasdaq’s system. This occurs with respect to a potential Current Reference Price when orders to buy shares of Class A common stock at an entered bid price that is greater than or equal to such potential Current Reference Price are matched with orders to sell a like number of shares of Class A common stock at an entered asking price that is less than or equal to such potential Current Reference Price.

To illustrate, as a hypothetical example of the calculation of the Current Reference Price, if Nasdaq’s algorithms matched all accepted orders as described above, and two limit orders remained—a limit order to buy 500 shares of Class A common stock at an entered bid price of $10.01 per share and a limit order to sell 200 shares of Class A common stock at an entered asking price of $10.00 per share—the Current Reference Price would be determined as follows:

•

Under clause (i), if the Current Reference Price is $10.00, then the maximum number of additional shares that can be matched is 200. If the Current Reference Price is $10.01, then the maximum number of additional shares that can be matched is also 200, which means that the same maximum number of additional shares would be matched at the price of either $10.00 or $10.01.

•

Because more than one price under clause (i) exists, under clause (ii), the Current Reference Price would be the price that minimizes the imbalance between orders to buy or sell (i.e. minimizes the number of shares that would remain unmatched at such price). Selecting either $10.00 or $10.01 as the Current Reference Price would create the same imbalance in the limit orders that cannot be matched, because at either price 300 shares would not be matched.

•

Because more than one price under clause (ii) exists, then under clause (iii), the Current Reference Price would be the entered price at which orders for shares of common stock at such entered price will remain unmatched. In such case, choosing $10.01 would cause 300 shares of the 500 share limit order with the entered price of $10.01 to remain unmatched, compared to choosing $10.00, where all 200 shares of the limit order with the entered price of $10.00 would be matched, and no shares at such entered price remain unmatched. Thus, Nasdaq would select $10.01 as the Current Reference Price because orders for shares at such entered price will remain unmatched.

The above example (including the prices) is provided solely by way of illustration.

                , as the designated financial advisor under Nasdaq Rule 4120(c)(8), will determine when our shares of Class A common stock are ready to trade and approve proceeding at the Current Reference Price primarily based on consideration of volume, timing, and price. In particular,                  will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. If                  does not approve proceeding at the Current Reference Price (for example, due to the absence of adequate pre-opening buy and sell interest),                  will request that Nasdaq delay the open until such a time that sufficient price discovery has been made to ensure a reasonable amount of volume crosses on the opening trade.

Similar to a Nasdaq-listed underwritten initial public offering, in connection with the listing of our shares of Class A common stock, the financial advisors and buyers and sellers (or their brokers) who have subscribed will have access to the Nasdaq Stock Market’s Order Imbalance Indicator (sometimes referred to as the Net Order

Imbalance Indicator), a widely available, subscription-based data feed, prior to submitting buy or sell orders. Nasdaq’s electronic trading platform simulates auctions every second to calculate a Current Reference Price, the number of shares that can be paired off the Current Reference Price, the number of shares that would remain unexecuted at the Current Reference Price and whether a buy-side or sell-side imbalance exists, or whether there is no imbalance, in order to disseminate that information continuously to buyers and sellers via the Net Order Imbalance Indicator data feed.

However, because this is not an underwritten initial public offering, there will be no “book building” process (i.e., an organized process pursuant to which buy and sell interest is coordinated in advance to some prescribed level—the “book”). Moreover, prior to the opening trade, there will not be a price at which underwriters initially sold shares of our Class A common stock to the public as there would be in an underwritten initial public offering. This lack of an initial public offering price could impact the range of buy and sell orders collected by the Nasdaq Capital Market from various broker-dealers. Consequently, the public price of our shares of Class A common stock may be more volatile than in an underwritten initial public offering and could, upon listing on the Nasdaq Capital Market, decline significantly and rapidly. See the section titled “Risk Factors—Risks Relating to Ownership of Our Class A Common Stock—The public price of our Class A common stock may be volatile, and could, upon listing on the Nasdaq Capital Market, decline significantly and rapidly.” and “Risk Factors—General Risk Factors—The public price of our Class A common stock, upon listing on the Nasdaq Capital Market, may have little or no relationship to the historical sales prices of our capital stock in private transactions.”

In addition, in order to list on the Nasdaq Capital Market, we are also required to have at least three registered and active market makers. We understand that J.P. Morgan, Goldman Sachs & Co. LLC, Citigroup and BofA Securities intend (but are not obligated) to act as registered and active market makers, although any such market-making, if commenced, may be discontinued at any time. Further, our financial advisors may assist interested Registered Stockholders with the establishment of brokerage accounts.

In addition to sales made pursuant to this prospectus, the shares of Class A common stock covered by this prospectus may be sold by the Registered Stockholders in individually negotiated transactions exempt from the registration requirements of the Securities Act. Under the securities laws of some states, shares of Class A common stock may be sold in such states only through registered or licensed brokers or dealers.

The Registered Stockholders may from time to time transfer, distribute (including distributions in-kind by Registered Stockholders that are investment funds), pledge, assign, or grant a security interest in some or all the shares of Class A common stock owned by it and, if it defaults in the performance of its secured obligations, the transferees, distributees, pledgees, assignees, or secured parties may offer and sell the shares of Class A common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of the Registered Stockholders to include the transferee, distributee, pledgee, assignee, or other successors-in-interest as Registered Stockholders under this prospectus. The Registered Stockholders also may transfer the shares in other circumstances, in which case the transferees, distributees, pledgees, or other successors-in-interest will be the registered beneficial owners for purposes of this prospectus.

A Registered Stockholder that is an entity may elect to make an in-kind distribution of Class A common stock or warrants to its members, partners, or stockholders pursuant to the registration statement of which this prospectus forms a part by delivering a prospectus.

If any of the Registered Stockholders utilize a broker-dealer in the sale of the shares of Class A common stock being offered by this prospectus, such broker-dealer may receive commissions in the form of discounts, concessions, or commissions from such Registered Stockholder or commissions from purchasers of the shares of Class A common stock for whom they may act as agent or to whom they may sell as principal.

LEGAL MATTERS

Latham & Watkins LLP is our legal advisor. Cooley LLP is legal advisor to the financial advisors.

EXPERTS

The consolidated financial statements of StubHub Holdings, Inc. and subsidiaries as of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021 included in this prospectus have been so included in reliance upon the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of StubHub, a business of eBay Inc. as of December 31, 2019 and 2018 and for the years then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of Class A common stock covered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules to the registration statement. Please refer to the registration statement and exhibits for further information with respect to the Class A common stock covered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are only summaries. With respect to any contract or document that is filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. The SEC maintains a website that contains reports, proxy and information statements and other information regarding companies, like us, that file documents electronically with the SEC. The address of that website is www.sec.gov.

Immediately upon the effectiveness of this registration statement of which this prospectus forms a part, we will become subject to the information and reporting requirements of the Exchange Act, and, in accordance with this law, will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available at the website of the SEC referred to above. We also maintain a website at              , at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained on, or that can be accessed through, our website is not a part of this prospectus. We have included this website address in this prospectus solely as an inactive textual reference.

INDEX TO FINANCIAL STATEMENTS

STUBHUB HOLDINGS, INC.

STUBHUB

(A BUSINESS OF EBAY INC.)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of StubHub Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of StubHub Holdings, Inc. and its subsidiaries (the “Company”) as of December 31, 2021 and December 31, 2020, and the related consolidated statements of operations, of comprehensive loss, of redeemable preferred stock and stockholders’ equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and December 31, 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California

March 31, 2022

We have served as the Company’s auditor since 2017.

STUBHUB HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

		December 31,
		2021	2020
Assets
Current assets:
Cash and cash equivalents		$554,060	$673,083
Accounts receivable		7,524	529
Prepaid expenses and other current assets	(Note 6)	77,594	69,254
Employee loan receivable		2,346	6,547

Total current assets		641,524	749,413
Non-current assets:
Property and equipment, net	(Note 7)	7,349	41,742
Trademarks and trade names	(Note 8)	864,800	922,098
Other intangible assets, net	(Note 8)	178,010	400,275
Goodwill	(Note 9)	2,658,776	2,660,670
Restricted cash		37,988	11,896
Other non-current assets		22,429	40,992

Total assets		$4,410,876	$4,827,086

Liabilities, Redeemable Preferred Stock, and Stockholders’ Equity
Current liabilities:
Accounts payable		$49,927	$49,196
Payments due to buyers and sellers		364,589	328,505
Accrued expenses and other current liabilities	(Note 10)	281,998	290,556
Long-term debt obligations, current	(Note 11)	20,280	20,300

Total current liabilities		716,794	688,557
Non-current liabilities:
Long-term debt obligations, non-current	(Note 11)	2,416,770	2,463,990
Deferred tax liabilities	(Note 19)	23,839	17,408
Other non-current liabilities (including $34,818 and $0 under the fair value option, respectively)	(Note 12)	117,294	179,115

Total liabilities		3,274,697	3,349,070

Commitments and contingencies	(Note 15)
Redeemable preferred stock, $0.001 par value; 28,000,000 shares authorized as of December 31, 2021 and 2020; 495,000 and 450,000 shares issued and outstanding as of December 31, 2021 and 2020, respectively; aggregate liquidation preference of $540,843 and $499,904 as of December 31, 2021 and 2020, respectively	(Note 16)	$473,525	$421,180
Stockholders’ equity:
Class A common stock, $0.001 par value; 65,000,000 shares authorized as of December 31, 2021 and 2020; 54,806,158 and 53,620,289 shares issued and outstanding as of December 31, 2021 and 2020, respectively		$55	$53
Class B common stock, $0.001 par value; 10,000,000 shares authorized as of December 31, 2021 and 2020; 4,950,000 shares issued and outstanding as of December 31, 2021 and 2020		5	5
Class C common stock, $0.001 par value; 3,215,435 shares authorized as of December 31, 2021 and 2020; 865,756 and 868,167 shares issued and outstanding as of December 31, 2021 and 2020, respectively		1	1
Additional paid-in capital		2,234,422	2,055,844
Accumulated other comprehensive income (loss)		42,714	(14,474)
Accumulated deficit		(1,614,543)	(984,593)

Total stockholders’ equity		662,654	1,056,836

Total liabilities, redeemable preferred stock, and stockholders’ equity		$4,410,876	$4,827,086

The accompanying notes are an integral part of these consolidated financial statements.

STUBHUB HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

		Year Ended December 31,
		2021	2020	2019
Revenue		$672,788	$35,641	$211,634
Costs and expenses:
Cost of revenue (exclusive of depreciation and amortization shown separately below)		89,020	34,200	47,295
Operations and support		46,303	54,674	18,839
Sales and marketing		326,585	78,557	102,340
General and administrative		371,730	340,355	96,784
Depreciation and amortization		223,090	192,825	363

Total costs and expenses		1,056,728	700,611	265,621

Loss from operations		(383,940)	(664,970)	(53,987)
Interest income		165	1,152	4,420
Interest expense		(135,370)	(105,193)	(3,742)
Other income (expense), net		(87)	1,082	—
Foreign currency gains (losses)		41,241	(59,159)	676
Loss on extinguishment of debt	(Note 11)	(8,532)	—	—
Gains (losses) on derivatives		7,079	(55,421)	—
Equity in losses of affiliates		—	(3,784)	—
Loss on disposal	(Note 4)	(130,829)	—	—

Total other income (expense), net		(226,333)	(221,323)	1,354

Loss before income taxes		(610,273)	(886,293)	(52,633)
Provision for income taxes	(Note 19)	(19,677)	(24,418)	(9,193)

Net loss		(629,950)	(910,711)	(61,826)
Undeclared cumulative dividends and deemed dividend to preferred stockholders		(82,710)	(49,904)	—

Net loss attributable to common stockholders		$(712,660)	$(960,615)	$(61,826)

Net loss per share attributable to common stockholders, basic and diluted	(Note 21)	$(12.05)	$(17.34)	$(1.94)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	(Note 21)	59,122,285	55,392,799	31,815,014

The accompanying notes are an integral part of these consolidated financial statements.

STUBHUB HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	Year Ended December 31,
	2021	2020	2019
Net loss	$(629,950)	$(910,711)	$(61,826)
Other comprehensive income (loss):
Foreign currency translation adjustments	(3,855)	11,618	(33)
Unrealized gain (loss) on cash flow hedges, net of tax	61,043	(21,680)	—

Total other comprehensive income (loss)	57,188	(10,062)	(33)

Comprehensive loss	$(572,762)	$(920,773)	$(61,859)

The accompanying notes are an integral part of these consolidated financial statements.

STUBHUB HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY

(In thousands, except share data)

	Redeemable Preferred Stock		Common Stock		Additional Paid in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balances as of January 1, 2019	—	$—	32,217,140	$32	$99,891	$(4,379)	$(12,056)	$83,488
Net loss	—	—	—	—	—	—	(61,826)	(61,826)
Other comprehensive loss, net of tax	—	—	—	—	—	(33)	—	(33)
Issuance of Class A common stock upon exercise of stock options	—	—	31,714	—	86	—	—	86
Issuance of Class A common stock subject to employee stock loan program	—	—	13,846	—	—	—	—	—
Issuance of Class A common stock upon exercise of warrants	—	—	554	—	15	—	—	15
Stock-based compensation	—	—	—	—	12,478	—	—	12,478

Balances as of December 31, 2019	—	$—	32,263,254	$32	$112,470	$(4,412)	$(73,882)	$34,208

Net loss	—	—	—	—	—	—	(910,711)	(910,711)
Other comprehensive loss, net of tax	—	—	—	—	—	(10,062)	—	(10,062)
Issuance of Class A common stock upon exercise of stock options	—	—	145,907	1	398	—	—	399
Issuance of Class A common stock subject to employee stock loan program	—	—	450,000	—	—	—	—	—
Issuance of Class A common stock	—	—	26,486,944	26	1,915,997	—	—	1,916,023
Issuance of Class A common stock upon settlement of stock awards	—	—	103,121	—	—	—	—	—
Issuance of Series G and Series H redeemable preferred stock, net of issuance costs of $28,820	400,000	371,180	—	—	—	—	—	—
Issuance of Series I redeemable preferred stock	50,000	50,000	—	—	—	—	—	—
Repurchase and retirement of Class A common stock	—	—	(10,770)	—	(700)	—	—	(700)
Stock-based compensation	—	—	—	—	27,679	—	—	27,679

Balances as of December 31, 2020	450,000	$421,180	59,438,456	$59	$2,055,844	$(14,474)	$(984,593)	$1,056,836

The accompanying notes are an integral part of these consolidated financial statements.

STUBHUB HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY — continued

(In thousands, except share data)

	Redeemable Preferred Stock		Common Stock		Additional Paid in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balances as of December 31, 2020	450,000	$421,180	59,438,456	$59	$2,055,844	$(14,474)	$(984,593)	$1,056,836
Net loss	—	—	—	—	—	—	(629,950)	(629,950)
Other comprehensive income, net of tax	—	—	—	—	—	57,188	—	57,188
Issuance of Class A common stock upon settlement of liability-classified awards	—	—	113,833	—	5,692	—	—	5,692
Issuance of Class A common stock upon exercise of stock options	—	—	278,512	1	793	—	—	794
Issuance of Class A common stock subject to employee stock loan program	—	—	200,000	—	—	—	—	—
Issuance of Class A common stock	—	—	395,226	1	99,922	—	—	99,923
Issuance of Series J redeemable preferred stock	65,785	58,648	—	—	7,137	—	—	7,137
Issuance of Series K redeemable preferred stock, net of issuance costs of $14,600	365,000	350,400	—	—	—	—	—	—
Repurchase and retirement of Class A and Class C common stock	—	—	(24,073)	—	(1,756)	—	—	(1,756)
Redemption of Series G redeemable preferred stock	(300,000)	(278,625)	—	—	(85,695)	—	—	(85,695)
Restructuring of Series I redeemable preferred stock and exchange for Class A common stock	(20,000)	(19,430)	85,894	—	17,145	—	—	17,145
Restructuring of Series J redeemable preferred stock and exchange for Class A common stock	(65,785)	(58,648)	134,066	—	25,055	—	—	25,055
Stock-based compensation	—	—	—	—	110,285	—	—	110,285

Balances as of December 31, 2021	495,000	$473,525	60,621,914	$61	$2,234,422	$42,714	$(1,614,543)	$662,654

The accompanying notes are an integral part of these consolidated financial statements.

STUBHUB HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2021	2020	2019
Cash flows from operating activities:
Net loss	$(629,950)	$(910,711)	$(61,826)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	26,104	24,642	363
Amortization of intangible assets	196,986	168,183	—
Stock-based compensation	112,978	30,304	13,622
Amortization of debt issuance costs	12,437	2,107	—
Equity in losses of affiliates	—	3,784	—
Provision for uncollectible amounts due from sellers	(2,003)	24,204	—
Losses (gains) on derivatives	(7,079)	55,421	—
Unrealized foreign exchange (gains) losses	(42,298)	55,469	—
Loss on disposal	130,829	—	—
Loss on extinguishment of debt	8,532	—	—
Deferred income taxes	17,881	25,099	2,352
Other	991	1,096	425
Changes in operating assets and liabilities, net of effects of the acquisition:
Accounts receivable	(9,197)	8,291	182
Prepaid expenses and other current assets	(281)	44,973	3,000
Other non-current assets	15,732	(3,689)	(1,736)
Employee loan receivable	3,887	(3,414)	(1,733)
Accounts payable	1,063	9,211	10,148
Payments due to buyers and sellers	52,207	169,046	(120,689)
Accrued expenses and other current liabilities	(2,429)	68,756	1,907
Other non-current liabilities	(22,476)	(25,186)	9,977

Net cash used in operating activities	(136,086)	(252,414)	(144,008)
Cash flows from investing activities:
Cash paid for acquisition of StubHub, net of cash acquired	—	(4,055,252)	—
Cash transferred for disposal of StubHub International Business	(45,445)	—	—
Purchases of property and equipment	(3,556)	(1,054)	(1,240)

Net cash used in investing activities	(49,001)	(4,056,306)	(1,240)
Cash flows from financing activities:
Proceeds from issuance of long-term debt obligations	105,680	2,501,700	—
Payment of debt issuance costs	(5,699)	(66,404)	—
Proceeds from issuance of Series G and Series H redeemable preferred stock	—	400,000	—
Proceeds from issuance of Series I redeemable preferred stock	—	50,000	—
Proceeds from issuance of Series J redeemable preferred stock	65,785	—	—
Proceeds from issuance of Series K redeemable preferred stock	365,000	—	—
Redemption of Series G redeemable preferred stock	(364,320)	—	—
Proceeds from issuance of Class A common stock	99,922	1,898,023	—
Deposits received for Class A common stock issuance	—	—	18,000
Repurchase and retirement of Class A and Class C common stock	(1,756)	(700)	—
Repayment of long-term debt obligations	(124,675)	(17,825)	—
Proceeds from revolving credit facility	—	50,000	—
Repayment of revolving credit facility	—	(50,000)	—
Payment of Series G and Series H redeemable preferred stock issuance costs	—	(28,820)	—
Payment of Series K redeemable preferred stock issuance costs	(14,600)	—	—
Repayment of convertible promissory notes	—	(17,359)	—

STUBHUB HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS — continued

(In thousands)

	Year Ended December 31,
	2021	2020	2019
Repayment of convertible promissory notes, related parties	—	(6,000)	—
Payment of cash dividends on common stock declared in a prior year	—	(133)	(5,190)
Proceeds from exercise of stock options	794	399	86
Proceeds from exercise of warrants	—	—	15

Net cash provided by financing activities	126,131	4,712,881	12,911
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(9,255)	7,291	(105)

Net increase (decrease) in cash, cash equivalents, and restricted cash	(68,211)	411,452	(132,442)
Cash, cash equivalents, and restricted cash at beginning of period	684,979	273,527	405,969

Cash, cash equivalents, and restricted cash at end of period	$616,768	$684,979	$273,527

Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	$554,060	$673,083	$270,506
Restricted cash in prepaid expenses and other current assets	24,720	$—	—
Restricted cash	37,988	11,896	3,021

Total cash, cash equivalents, and restricted cash	$616,768	$684,979	$273,527

Supplemental cash flow information
Cash paid for:
Interest	$126,395	$102,737	$2,610
Income taxes	$7,321	$—	$45
Non-cash investing and financing activities:
Issuance of common stock against deposit received in prior year	$—	$18,000	$—
Liability-classified awards settled with Class A common stock	$5,692	$—	$—
Capital contribution from exchange of Series I redeemable preferred stock	$4,228	$—	$—
Capital contribution from exchange of Series J redeemable preferred stock	$5,064	$—	$—
Indebtedness transferred upon disposal of StubHub International Business	$2,823	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

STUBHUB HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE BUSINESS AND IMPACT OF THE GLOBAL COVID-19 PANDEMIC

Description of Business—StubHub Holdings, Inc. (the “Company”, “we”, “our”, or “us”) operates a global marketplace where fans can buy and sell tickets to live events through our StubHub and viagogo websites and mobile applications. Prior to the acquisition of the StubHub business (“StubHub”) on February 13, 2020, the Company consisted solely of the viagogo business. On September 8, 2021, we changed our name from Pugnacious Endeavors, Inc. to StubHub Holdings, Inc.

Impact of COVID- 19 Pandemic—The outbreak and spread of a novel strain of coronavirus disease (“COVID-19”) and its variants in March 2020 had a significant material adverse impact on our business through the first half of 2021 as government restrictions and social distancing measures were implemented to cancel or postpone live events in order to reduce the continuing spread of the virus. While the length and severity of the reduction in live events due to the COVID-19 pandemic is uncertain and may continue to bear risks on our financial results and liquidity, we began to experience a recovery in demand beginning in the second quarter of 2021, that coincided with vaccination rollouts and lifting of government restrictions. The reduction in live events due to the COVID-19 pandemic has had a negative impact on our operating results during the two years ended December 31, 2021. The exact timing and pace of the recovery is dependent on future developments that are uncertain.

The decision to cancel or postpone an event is outside the control of the Company. For events that are canceled, our policy under our terms and conditions is to issue either a cash refund or sales credits to the buyer, at the buyer’s election. To incentivize our customers to choose sales credits over a cash refund, sales credits include a 20% to 25% premium over the original purchase price. Sales credits typically will expire 12 months after issuance, if unused. For events that are postponed, the Company’s policy under our terms and conditions is to not issue a cash refund or sales credits to the buyer. As of December 31, 2021, the Company had recorded a liability of $57.4 million for refunds payable to buyers within payments due to buyers and sellers on the consolidated balance sheets for already canceled events, and a liability of $62.1 million within accrued expenses and other current liabilities on the consolidated balance sheets for events where cancellations were considered probable. The obligations due to buyers are based on our estimates of event cancellations, recoupment of monies due back from sellers, and estimates of sales credits elected by buyers in lieu of cash refunds. See Note 2—Basis of Presentation and Summary of Significant Accounting Policies for more information.

At December 31, 2021, we had $554.1 million of cash and cash equivalents. We also had borrowing capacity under our credit facilities of $125.0 million. In most cases, the Company does not fund sellers the proceeds of the sale of the ticket(s) until after the live event has occurred in order to mitigate the liquidity risk associated with future cancellations and the Company’s requirement to refund the buyer the total amount of their ticket purchase. We believe that our existing cash resources will be sufficient to meet the fixed and variable costs of the business, debt service obligations, and working capital requirements, including estimated cash refunds to be issued to buyers, for at least the next twelve months from the date of issuance of these consolidated financial statements. To the extent that the severity and duration of the COVID-19 pandemic extends beyond what was anticipated as of the date of the issuance of these consolidated financial statements, event cancellations could increase, seller recoupment could deteriorate, and cash refunds to buyers could be greater than anticipated. Should unanticipated events delay or shift cash inflows on the Company’s ticketing platform to below anticipated levels, the Company would likely have to consider additional sources of funding to meet its obligations beyond the next twelve months. There is no assurance the Company would be able to obtain such funding on acceptable terms and conditions.

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the financial statements of the Company and its wholly owned subsidiaries. All intercompany balances and transactions are eliminated in consolidation.

Prior Period Reclassifications—Certain amounts in the prior periods have been reclassified to conform with the current period presentation. These reclassifications had no effect on the previously reported net loss.

Use of Estimates—The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts and events reported and disclosed in the consolidated financial statements and accompanying notes. Significant estimates and assumptions made by management include accruals for legal contingencies, estimated future event cancellations, the valuation of deferred income tax assets and uncertain tax positions, revenue recognition and related reserves, valuation of acquired intangible assets and goodwill, impairment of long-lived assets and indefinite-lived intangible assets, including goodwill, collection rates on receivables from sellers, useful lives of intangible assets and property and equipment, the fair value of derivatives and bifurcated derivatives, the fair value of preferred stock, and the fair value of common stock and other assumptions used to measure stock-based compensation. We base our estimates on historical experience and on various other assumptions and factors, including the current economic environment, that we believe to be reasonable under the circumstances. Actual results could differ from those estimates. Changes in estimates will be reflected in the consolidated financial statements in future periods.

Concentration of Credit Risk—Our cash, cash equivalents, restricted cash, accounts receivable, and amounts due from sellers who were previously paid are subject to credit risk. Cash and cash equivalents are placed with financial institutions that management believes are of high credit quality and bear minimal credit risk. Deposits held with banks may exceed the amount of insurance provided on such deposits. The deposits may be redeemed upon demand.

Due to the number and size of buyers and sellers comprising our customer base, we do not have concentration of credit risk with respect to our revenue, accounts receivable, or amounts due from sellers who were previously paid. There were no customers who accounted for 10% or more of the Company’s total revenue during each of the three years in the period ended December 31, 2021. There were also no customers who accounted for 10% or more of the Company’s accounts receivable, or sellers who accounted for 10% or more of the Company’s amounts due from sellers who were previously paid, as of December 31, 2021 and 2020.

Derivative instruments expose us to credit risk to the extent that our counterparties may be unable to meet the terms of the agreements. We do not hold or issue derivatives for speculative purposes and monitor closely the credit quality of the institutions with which we transact.

Revenue Recognition—The Company adopted Accounting Standard Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“Topic 606”), as of January 1, 2019, utilizing the full retrospective method of transition. Our revenue is primarily generated from the facilitation of individual buyers and sellers who desire to enter into a transaction to buy or sell live event tickets. Revenue consists primarily of: (i) fees charged to buyers and sellers of tickets on our exchanges and (ii) shipping fees charged to buyers of tickets. Fee structures can vary between jurisdictions for a variety of commercial reasons including matching competitors, complying with local law and regulatory requirements, or to encourage sellers to list tickets on the Company’s platform. The Company charges buyers a transaction fee in addition to the price of the tickets. This fee covers the cost of maintaining the Company’s platform, guaranteeing tickets, and providing customer service. Depending on the geographic market or live event, the Company may also charge sellers a transaction fee, which, if applicable, is deducted from the payment remitted to the seller. The Company provides incentives to buyers and sellers in various forms, including discounts on fees, discounts on items sold, and coupons. Promotions and incentives which are consideration payable to a customer are recognized as a reduction of revenue at the later of when revenue is recognized or when we pay or promise to pay the incentive.

Revenue is recognized at the point in time the Company satisfies its performance obligations. The Company has identified two performance obligations related to the core services offered to buyers and sellers: (i) transaction facilitation between buyers and sellers and (ii) shipping facilitation. The determination of whether the Company acts as a principal or an agent in its fulfillment of its transaction and shipping facilitation performance obligations is based on an evaluation of whether the Company controls the goods and services before being transferred to the customer under the terms of an arrangement. The Company does not set prices for tickets and is not responsible for providing tickets, but rather provides transaction facilitation between a buyer and a seller. As such, revenue from transaction facilitation earned by the Company for providing access to its marketplace platform and performing listing and transaction facilitation services is recorded net of the price of the tickets since the Company acts as an agent in these transactions. As part of facilitating transactions on our marketplace platform, we provide buyers with the ability to have tickets shipped to a specified address, and sellers the ability to ship paper tickets by providing them access to our pre-negotiated shipping contracts for a fee. The shipping fee is set by the Company and we act as a principal for shipping facilitation. As such, payments by customers to us for shipping facilitation are recognized as revenue in the consolidated statements of operations, while our shipping expenses are included in cost of revenue.

Revenue from the Company’s transaction facilitation between buyers and sellers is recognized at the point in time the sale is executed. Revenue from the Company’s shipping facilitation is recognized at the point in time the shipping label has been provided by the Company to the seller. Revenue is recognized net of value-added tax and sales taxes and estimated cash refunds and sales credits.

The Company is required to refund the buyer the total amount of their ticket purchase, inclusive of transaction facilitation fees, if an event is canceled. Revenue earned from transaction facilitation that occurs during a financial reporting period is recorded net of refunds for actual canceled events not previously reserved as well as an estimate for future canceled events. The Company assesses whether an event is likely to be canceled based on event policies, historical information, and other factors including forecasted economic conditions. The refund estimates for canceled events are determined separately for different categories, such as sports, concerts, and theater, based on historical data and market conditions. Refunds for estimated canceled events are recorded as a liability within accrued expenses and other current liabilities. If an event is canceled, the amounts due to buyers are recorded within refunds payable to buyers.

Accordingly, due to the increased likelihood of event cancellations caused by the circumstances of COVID-19, the Company recorded liabilities as of December 31, 2021 and 2020 of $57.4 million and $173.8 million, respectively, for events that have been canceled within refunds payable to buyers on the consolidated balance sheets and $62.1 million and $87.6 million, respectively, for events expected to be canceled within accrued expenses and other current liabilities on the consolidated balance sheets.

Cash and Cash Equivalents—Cash and cash equivalents consist of short-term, highly liquid investments with original maturities of three months or less when purchased and are primarily comprised of bank deposits and cash held at online payment companies. Amounts held at online payment companies of $78.0 million and $55.4 million as of December 31, 2021 and 2020, respectively, were included in cash and cash equivalents on the consolidated balance sheets because they are short-term, highly liquid in nature, and are typically converted to cash approximately 1 to 2 business days from the date of the underlying transaction.

Accounts Receivable—Accounts receivable represents receivables for transaction and shipping fees as well as fees for marketing and other services. The Company does not maintain an allowance for doubtful accounts as historical losses on accounts receivable have not been material.

Seller Receivables, Net—Seller receivables, net represents the estimated amounts due to the Company from sellers when events are canceled or are expected to be canceled, and the seller has previously been paid for the transaction. Seller receivables are recorded in other current assets and stated net of an allowance for doubtful accounts. We assess our allowance for doubtful accounts due from sellers primarily based on historical experience of collecting these amounts. The Company charges a provision to general and administrative expense for seller receivables deemed uncollectible.

Property and Equipment, Net—Property and equipment are stated at cost less accumulated depreciation. At the time the asset is placed into service, depreciation is recognized using the straight-line method, which approximates the pattern of the asset’s usage, over the estimated useful lives of the respective assets. Repairs and maintenance which do not extend the life of the asset are charged to the consolidated statements of operations as incurred. Upon sale or retirement of assets, the cost and related accumulated depreciation are removed from the consolidated balance sheets and the resulting gain or loss is reflected in the consolidated statements of operations. The useful lives are as follows:

Asset Type	Useful Life (in Years)
Computers—hardware	3
Computers—software	3
Office furniture and equipment	3
Leasehold improvements	Shorter of estimated useful life or lease term

Employee Loan Receivable—The Company offers cash loans to certain employees, whereby under the terms of the loan agreement both interest and principal are forgiven over a period of 2 to 5 years if the employee meets certain service conditions. The Company accounts for these cash loans to employees as a prepaid bonus and records them as compensation expense over the requisite service period. The Company accounts for forfeitures of employee loan advances when they occur.

Restricted Cash—As of December 31, 2021, the Company maintained a restricted cash balance for the indemnity amounts related to the sale of StubHub International and litigation matters. As of December 31, 2020, the Company maintained a restricted cash balance for litigation matters. See Note 4—Divestiture and Note 15—Commitments and Contingencies, respectively, for more information.

Internal-Use Software and Website Development Costs—The Company capitalizes costs incurred to develop software for internal use and the Company’s website once the preliminary design and development efforts are successfully completed, management has authorized and committed project funding, and deemed it probable that the project will be completed and the software will be used as intended. Capitalization ceases when the project is substantially complete and ready for its intended use. Costs related to preliminary project activities during the design and development phase and post-implementation maintenance and other operating activities are expensed as incurred. Costs related to enhancements that are expected to result in additional functionality are capitalized and expensed over the estimated useful life of the upgrades on a per project basis.

Capitalized costs for internal-use software and website development costs are included in property and equipment, net. The capitalized costs are amortized on a straight-line basis over the estimated useful life of the software, which is generally 3 years, once the internal-use software is ready for its intended use. During the year ended December 31, 2021, $1.4 million was capitalized for internal-use software and during the year ended December 31, 2020, no amounts were capitalized.

Intangible Assets, Net—Intangible assets, net consist of trademarks and trade names, customer relationships, supplier relationships, and developed technologies. The trademarks and trade names and developed technologies have been valued using the relief from royalty method. Customer relationships and managed marketplace relationships have been valued using the replacement cost method. Business to consumer supplier relationships and consumer to consumer supplier relationships have been valued using the multi-period excess earnings method.

Intangible assets, except for trademarks and trade names, are amortized over the period of estimated benefit using the straight-line method, which approximates the pattern of the assets’ usage. Estimated useful lives range from one to nine and a half years. Trademarks and trade names have an indefinite life. See Note 8—Intangible Assets, Net for more information.

Goodwill—Goodwill represents the excess purchase price over fair value of net tangible and identifiable intangible assets acquired in a business combination. Goodwill is not subject to amortization but is tested for impairment at a minimum on an annual basis during the fourth quarter of each year, or more frequently if events or changes in circumstances indicate that the asset may be impaired.

Business Combinations—The Company accounts for business combinations using the acquisition method of accounting. We recognize the identified assets acquired and liabilities assumed based on their estimated fair values as of the date of acquisition. The excess purchase price over the fair values of identifiable assets and liabilities is recorded as goodwill. The Company includes the results of operations of the businesses that we acquire in the consolidated financial statements beginning on the date of acquisition.

During the measurement period, not to exceed one year from the date of acquisition, we may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill. Transaction costs associated with business combinations are expensed as incurred and are included in general and administrative expense.

Impairment of Long-Lived Assets—We evaluate long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset group may not be recoverable. Events that could indicate impairment of long-lived assets that trigger an impairment assessment include, but are not limited to, adverse economic market conditions, long-term declining industry outlook conditions, entity-specific financial underperformance, and adverse legal and regulatory events. An asset group held and used is considered impaired to the extent its carrying amount exceeds the undiscounted future net cash flow the asset group held and used is expected to generate. An asset group to be disposed is reported at the lower of its carrying amount or fair value less costs to sell.

Due to the events and circumstances related to the COVID-19 pandemic, the Company performed assessments during the year ended December 31, 2020 to assess whether or not indicators of impairment existed for our long-lived assets. We identified a triggering event as of October 1, 2020 due to the sustained impacts to the Company related to the COVID-19 pandemic. Based upon our quantitative assessment, we concluded that no adjustments to the carrying values of our long-lived assets were required.

The Company evaluated events and circumstances during the year ended December 31, 2021 to assess whether or not indicators of impairment existed for our long-lived assets. We did not identify any indicators during the year ended December 31, 2021 that our long-lived assets were not recoverable.

Impairment of Indefinite-Lived Intangible Assets—We evaluate indefinite-lived intangible assets, including goodwill and trademarks and trade names, annually during the fourth quarter for impairment or more frequently if events and circumstances indicate that it is more likely than not that the goodwill or other indefinite-lived intangible assets are impaired. Events that could indicate impairment of indefinite-lived intangible assets that trigger an impairment assessment include, but are not limited to, adverse economic market conditions, long-term declining industry outlook conditions, entity-specific financial underperformance, and other adverse legal and regulatory events. The Company performs its goodwill impairment assessment at the reporting unit level. The Company’s reporting unit is aligned with the organizational structure of its business, and the Company has concluded it has a single reporting unit.

The Company performs impairment testing for goodwill or other indefinite-lived intangible assets using a two-step process. First, a qualitative assessment using relevant events and circumstances is performed to determine whether it is more likely than not that the fair value of a reporting unit or the fair value of an indefinite-lived intangible asset is less than its carrying value. Second, if the qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit or indefinite-lived intangible asset is less than its carrying amount, a quantitative assessment is required. We may also bypass the qualitative assessment for a reporting unit or indefinite-lived asset and directly perform a quantitative assessment.

When a quantitative assessment is performed, the fair value of the reporting unit or the fair value of an indefinite-lived intangible asset is compared with its carrying amount. If the carrying value of the reporting unit including goodwill exceeds its fair value, then the implied fair value of the reporting unit’s goodwill is calculated and an impairment loss equal to the excess is recognized. If the carrying value of an indefinite-lived intangible asset exceeds the fair value, then such indefinite-lived intangible asset is written down by an amount equal to the excess of carrying value over fair value.

To evaluate goodwill and indefinite-lived intangible assets in a quantitative impairment assessment, the fair value of the reporting unit or the fair value of an indefinite-lived intangible asset is estimated using income and market approaches. The discounted cash flow method, a form of the income approach, uses expected future cash flows, discounted using a market participant discount rate. Failure to achieve these expected results, or changes in the discount rate or market pricing metrics may cause a future impairment of goodwill at the reporting unit or an indefinite-lived intangible asset.

Due to the events and circumstances related to the COVID-19 pandemic, the Company performed assessments during the year ended December 31, 2020 to identify whether or not indicators of impairment existed for our goodwill or other indefinite-lived intangible assets, which related to our acquisition of StubHub. We did not identify any indicators that impairments of our goodwill or other indefinite-lived intangible assets were more likely than not prior to our annual assessment on October 1, 2020.

When conducting our annual impairment tests on October 1, 2020 for our goodwill or other indefinite-lived intangible assets, the Company determined as a result of the qualitative assessment that the sustained events and changes in circumstances due to the COVID-19 pandemic indicated that a further quantitative assessment was necessary. As a result of the quantitative assessment, the Company concluded that no adjustments to the carrying value of goodwill or trademarks and trade names were required.

The Company evaluated events and circumstances during the year ended December 31, 2021, including our annual impairment tests on October 1, 2021, to identify whether or not indicators of impairment existed for our goodwill or other indefinite-lived intangible assets, which related to our acquisition of StubHub. We did not identify any indicators of impairments to our goodwill or other indefinite-lived intangible assets during the year ended December 31, 2021.

Payments Due to Buyers and Sellers—Payments due to buyers and sellers represents refunds payable to buyers and payments due to sellers. Refunds payable to buyers represents the amount of refunds the Company owes buyers for previously canceled events where payments have already been received from buyers. Payments due to sellers represent the amount of funds the Company owes sellers from transactions that have been processed with a buyer but have not yet been remitted to the seller. The Company had refunds payable to buyers of $57.4 million and $173.9 million and payments due to sellers of $307.2 million and $154.6 million as of December 31, 2021 and 2020, respectively.

Interest Rate Derivatives—The Company only uses derivatives for risk management purposes. We do not use any derivative instruments for trading or speculative purposes. We use interest rate swaps to manage interest rate risk on future cash flows, with certain of these swaps designated and accounted for as cash flow hedges. Derivative instruments are recognized on the consolidated balance sheets at fair value each reporting period. Gains and losses resulting from changes in the fair value of derivative instruments not qualifying as a cash flow hedge are recognized within losses on derivatives in the consolidated statements of operations. If the derivative instrument is designated as a cash flow hedge, gains and losses resulting from changes in fair value are deferred in unrealized losses on cash flow hedges, net of tax in accumulated other comprehensive loss until the hedged transaction affects earnings and is presented within interest expense in the consolidated statements of operations. The criteria used to determine if hedge accounting treatment is appropriate are: (a) formal designation and documentation of the hedging relationship, the risk management objective, and hedging strategy at hedge inception; (b) eligibility of hedged items, transactions, and corresponding hedging instrument; and (c) effectiveness of the hedging relationship both at inception of the hedge and on an ongoing basis in achieving the hedging objectives. Effectiveness of designated hedges are required to be assessed on a quarterly basis. See Note 13—Interest Rate Derivatives for more information.

Fair Value Measurements—Fair value is measured as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The Company measures financial assets and liabilities at fair value, based on the priority of the inputs used to value the assets and liabilities, using a three-level fair value hierarchy as follows:

•	Level 1—Observable inputs such as unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access.

•	Level 2—Observable inputs such as quoted market prices in markets that are not active or model-derived valuations in which all significant inputs are observable in active markets.

•	Level 3—Values are derived from techniques in which one or more significant inputs are unobservable.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities and lowest priority to unobservable inputs. If the inputs used to measure the assets and liabilities fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the assets and liabilities. The Company’s assessment of a particular input to the fair value measurement requires management to make judgments and consider factors specific to the asset or liability. The fair value hierarchy requires the use of observable market data when available in determining fair value. The Company recognizes transfers between levels within the fair value hierarchy, if any, at the end of each period. See Note 5—Fair Value Measurements for more information.

Loss Contingencies—The Company is involved in various claims, litigation, fines, and penalties that arise in connection with its business. The Company records a liability in accrued expenses and other current liabilities and other non-current liabilities on the consolidated balance sheets when the Company believes that it is both probable that a loss has been incurred and the amount can be reasonably estimated. The Company discloses contingencies when it believes that a loss is not probable but reasonably possible. Significant judgment is required to determine both probability and the estimated amount. Legal fees are expensed as incurred. See Note 15—Commitments and Contingencies for more information.

Redeemable Preferred Stock—The Company recorded all shares of its Series G redeemable preferred stock (“Series G Redeemable Preferred Stock”), Series H redeemable preferred stock (“Series H Redeemable Preferred Stock”), Series I redeemable preferred stock (“Series I Redeemable Preferred Stock”), Series J redeemable preferred stock (“Series J Redeemable Preferred Stock”), and Series K redeemable preferred stock (“Series K Redeemable Preferred Stock”) at their respective fair values less issuance costs on the dates of issuance. The Company has classified its Series G, Series H, Series I, and Series K Redeemable Preferred Stock issued and outstanding as mezzanine equity on the consolidated balance sheets due to being contingently redeemable upon a change in control, which is deemed outside of the Company’s control. These events were not probable of occurring as of December 31, 2021 and 2020, and therefore the carrying values of the redeemable preferred stock are not being accreted to their redemption values. Subsequent adjustments to the carrying values of the redeemable preferred stock may be required when it becomes probable that the shares will become redeemable.

The Series J Redeemable Preferred Stock was initially classified as mezzanine equity. The Series J Redeemable Preferred Stock was restructured subsequent to its original issuance to require automatic conversion into shares of Class A common stock if the Company lists its common stock on a principal U.S. securities exchange (“Qualified IPO”) before February 20, 2023; otherwise, the Company will be required to redeem all of the shares of Series J Redeemable Preferred Stock then issued and outstanding. The Company has classified all shares of its Series J Redeemable Preferred Stock as a liability within other non-current liabilities on the consolidated balance sheets and elected the fair value option to remeasure the Series J Redeemable Preferred Stock at each reporting period with changes recorded through interest expense in the consolidated statements of operations. A portion of the Series I Redeemable Preferred Stock was restructured subsequent to its original issuance and the Company identified a bifurcated derivative, which is bifurcated and presented within other non-current liabilities on the consolidated balance sheets.

The bifurcated derivative was recorded at fair value upon issuance and is subject to remeasurement to fair value at each reporting period with changes recorded through interest expense in the consolidated statements of operations.

Leases—The Company leases office space in multiple locations under non-cancellable lease agreements. The Company considers lease renewals when such renewals are reasonably assured. The leases are reviewed at lease inception for classification as an operating lease or a capital lease. For operating leases, rent expense is recognized on a straight-line basis over the applicable lease term. The difference between rent expense and rent paid is recorded as deferred rent in accrued expenses and other current liabilities on the consolidated balance sheets. As of December 31, 2021 and 2020, the Company did not have any capital leases.

Cost of Revenue (Exclusive of Depreciation and Amortization)—Cost of revenue includes payment processing costs, including merchant fees and chargebacks and expenses associated with the usage of cloud infrastructure, costs associated with the maintenance and support of the Company’s platform, including employee-related expenses, hosting and bandwidth costs, and allocated overhead costs. Cost of revenue also includes shipping costs and substitution and replacement costs.

Operations and Support—Operations and support expense is not directly related to revenue activities and primarily consists of compensation expenses for employees and outside contractors who provide customer support. Operations and support expenses also includes allocated overhead costs as well as costs incurred under the transition services agreement we entered into in connection with the StubHub acquisition (the “TSA”), which expired during September 2021.

Sales and Marketing—Sales and marketing expense primarily consists of fixed and variable marketing and advertising expenses and personnel-related costs for sales and marketing employees, including allocated overhead costs.

Advertising—The Company expenses the costs of advertising, including promotional expenses, as incurred. Advertising expenses are recorded in sales and marketing expenses. Advertising expenses for the years ended December 31, 2021, 2020 and 2019 were $146.7 million, $39.8 million and $87.8 million, respectively.

General and Administrative—General and administrative expense includes personnel-related expenses for functions such as product development, finance and accounting, legal and human resources as well legal expenses, restructuring costs, professional services expenses, information technology costs, and allocated overhead costs. General and administrative expenses also include costs incurred under the TSA we entered into in connection with the StubHub acquisition, which expired during September 2021.

Loss on Disposal—A long-lived asset or disposal group that is classified as held for sale is recognized at the lower of its carrying value or fair value less any costs to sell. Assets to be disposed are not depreciated or amortized while they are classified as held for sale. The fair value less costs to sell of a long-lived asset or disposal group is reassessed in each reporting period in which it is classified as held for sale. The Company recognizes any subsequent increase in fair value less cost to sell, only to the extent that it is not in excess of the cumulative loss previously recognized. See Note 4—Divestiture for more information.

Stock-Based Compensation—The Company issues stock-based compensation awards to employees, officers, directors, and non-employees in the form of stock options and restricted stock units (“RSUs”). The Company measures and recognizes compensation expense for stock-based awards based on the awards’ fair value on the date of grant. The fair value of RSUs that vest based on service and performance conditions is measured using the fair value of the Company’s common stock on the date of the grant. The fair value of stock options that vest based on service and performance conditions is measured using the Black-Scholes option pricing model on the date of grant. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the Company’s common stock, the expected term of the award, the expected volatility of the Company’s common stock, risk-free interest rates, and the expected dividend yield of the Company’s common stock. The fair value of stock options and RSUs that vest based on market conditions is measured using a binomial option model on the date of grant. The assumptions used to determine the fair value of the awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. The fair value of awards that vest based only on continuous service is recognized on a straight-line basis over the requisite service period of the awards. The fair value of awards that vest based on performance or market conditions is recognized over the requisite service period using the accelerated attribution method. Stock-based compensation expense is only recognized for awards with performance conditions once the performance condition becomes probable of being achieved. The Company accounts for forfeitures of stock-based awards when they occur.

Changes to the terms and conditions of a stock-based compensation award that changes the fair value, vesting condition, or classification of an award are treated as modifications. A modification is treated as an exchange of the original award for a new award. When the terms of a stock-based compensation award are modified, the minimum expense recognized is the grant-date fair value of the original award, provided the original vesting terms of the award are met. An additional incremental expense is measured on the date of the modification for any increase in the total fair value of the award.

Stock-based compensation arrangements accounted for as liability-classified awards are remeasured to fair value at the end of each reporting period through the settlement date. Changes in the fair value of the liability-classified awards are recognized during the period in which the changes occur.

Employee Stock Loan Program—The Company offers loans to certain employees to fund the exercise of the employee’s stock options to purchase shares of the Company’s common stock. The loans are partially secured by the purchased shares and are forgiven if the employee provides continuous service to the Company through the loan forgiveness date. The employee may also voluntarily repay the loan at any time without penalty. The purchased shares are considered restricted until the loans are repaid or forgiven. The loan program is accounted for as a stock-based compensation award as the loans are deemed a nonrecourse arrangement for accounting purposes.

The fair value of the purchased shares is measured using the fair value of the Company’s common stock on the date of the grant since the Company intends to forgive the loan, subject to the employee’s continuous service. As the employee may also voluntarily repay the loan at any time without penalty, the portion of the award’s grant date fair value associated with this stock option is recognized immediately on the grant date using the Black-Scholes option pricing model. The remaining grant date fair value is expensed over the requisite service period of the loan, beginning on the grant date and ending on the loan forgiveness date. The requisite service period ranges from one month to four years.

Debt Issuance Costs—Debt issuance costs are amortized to interest expense. Costs relating to term loans are capitalized against the carrying amount of the debt and amortized, using the effective interest method, over the term of the debt. Costs related to revolving lines of credit are capitalized within other non-current assets and amortized on a straight-line basis over the term of the borrowing arrangement.

Equity Method Investment—Our non-controlling investment in a foreign entity over which we exercise significant influence is accounted for under the equity method. Our proportional share of affiliate earnings or losses and impairments of our investment in the affiliate are included in equity in net income (loss) of affiliates in our consolidated statements of operations. Losses in affiliates are recorded until the carrying value of our investment is reduced to zero. Our equity method investment is not material to our financial position, results of operations or cash flows for any period presented. We divested our equity method investment during the year ended December 31, 2021.

Provision for Income Taxes—The Company uses the asset and liability method of accounting for income taxes. Under this method, the Company recognizes deferred taxes on temporary differences between the financial statement carrying amounts and tax bases of existing assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. A valuation allowance is established when necessary to reduce deferred tax assets that are not more likely than not expected to be realized.

The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not that the position is sustainable upon examination by the taxing authority, solely based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit which is greater than 50 percent likely to be realized upon settlement with the taxing authority. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in the provision for income taxes.

Net Loss per Share Attributable to Common Stockholders—Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. The two-class method determines net loss per share for each class of common stock and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based on their respective rights to receive earnings as if all earnings for the period had been distributed. Shares of the Company’s Class A common stock subject to outstanding loans under the employee stock loan program are participating securities that contractually entitle the holders of such shares to participate in earnings but do not contractually require the holders of such shares to participate in the Company’s losses.

Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share attributable to common stockholders is computed by adjusting basic net loss per share to give effect to all potentially dilutive securities outstanding for the period. For periods in which the Company reports net losses, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders because all potentially dilutive securities are anti-dilutive.

Foreign Currency Transactions and Foreign Currency Translation—The reporting currency of the Company is the United States dollar (“USD”). The financial position and operating results of the Company’s foreign operations are consolidated using the USD or the local currency as the functional currency. Monetary assets and liabilities denominated in a non-functional currency are remeasured into the functional currency using the exchange rate as of the balance sheet date. Non-monetary assets and liabilities are remeasured into the functional currency using the historical exchange rate. Revenue and expenses are remeasured into the functional currency using the average exchange rate during the period. Foreign currency transaction gains and losses are recognized in foreign currency gains (losses) in the consolidated statements of operations. Local currency assets and liabilities are translated into U.S. dollars using the exchange rate as of the balance sheet date, and local currency revenue and expenses are translated using the average exchange rate during the period. Translation gains or losses on assets and liabilities are included as a component of accumulated other comprehensive loss.

We conduct a substantial portion of our business outside of the U.S. resulting in significant revenue and expenses that are denominated in foreign currencies, including the pound sterling and euro, but report our results in U.S. dollars, subjecting us to foreign currency risk which may adversely impact our financial results.

Segment Information—Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources and assess performance. The Company’s Chief Executive Officer (“CEO”) is the Company’s CODM. The Company has one operating and reportable segment because its CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. The Company has no segment managers who are held accountable by the CODM for operations, operating results, and planning for levels of components below the consolidated level.

Recently Adopted Accounting Pronouncements—In 2017, the FASB issued ASU 2017-11, Earnings Per Share (“Topic 260”), Distinguishing Liabilities from Equity (“Topic 480”), Derivatives and Hedging (“Topic 815”): (I) Accounting for Certain Financial Instrument with Down Round Features, (II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain

Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. The amendments in Part I change the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. The amendments in Part II recharacterize the indefinite deferral for certain mandatorily redeemable noncontrolling interests and mandatorily redeemable financial instruments of nonpublic entities contained within Topic 480 with a scope exception and does not impact the accounting for these mandatorily redeemable instruments. The Company adopted the standard for the year ended December 31, 2020. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements and disclosures.

In 2018, the FASB issued ASU 2018-02, Income Statement—Reporting Comprehensive Income (“Topic 220”): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, which amends the previous guidance to allow for certain tax effects “stranded” in accumulated other comprehensive loss, which are impacted by the Tax Cuts and Jobs Act (the “Tax Reform Act”), to be reclassified from accumulated other comprehensive loss into retained earnings. This amendment pertains only to those items impacted by the new tax law and will not apply to any future tax effects stranded in accumulated other comprehensive loss. The Company adopted the standard for the year ended December 31, 2020. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements and disclosures.

In 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (“Topic 718”): Improvements to Non-employee Share-Based Payment Accounting, that expands the guidance in Topic 718 to include share-based payments for goods and services to non-employees and generally aligns it with the guidance for share-based payments to employees. The Company adopted the standard for the year ended December 31, 2020. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements and disclosures.

In 2018, the FASB issued ASU 2018-13, Fair Value Measurement (“Topic 820”): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, an accounting standard update which changes the fair value measurement disclosure requirements. The update removes, modifies, and adds certain additional disclosures. The Company adopted the standard for the year ended December 31, 2020. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements and disclosures.

In 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (“Subtopic 350-40”): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which provides guidance on a customer’s accounting for implementation, set-up, and other upfront costs incurred in a cloud computing arrangement that is hosted by the vendor. Under the new guidance, customers will apply the same criteria for capitalizing implementation costs as they would for an arrangement that has a software license. The Company adopted the standard for the year ended December 31, 2021. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements and disclosures.

In 2020, the FASB issued ASU 2020-04, Reference Rate Reform (“Topic 848”): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions that reference LIBOR or other reference rates expected to be discontinued due to reference rate reform. Subsequently, the FASB issued ASU 2021-01, Reference Rate Reform (“Topic 848”): Scope, to expand the scope of ASU 2020-04. The Company has elected to apply certain optional expedients with respect to the cash flow hedge. See Note 13—Interest Rate Derivatives for more information. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements and disclosures.

Recent Accounting Pronouncements Not Yet Adopted—In 2016, the FASB issued ASU 2016-02, Leases (“Topic 842”), which replaces the former guidance on accounting for leases in Leases (“Topic 840”). Subsequently, the FASB issued several amendments to Topic 842. The new lease guidance increases transparency and comparability among organizations by requiring the recognition of the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee’s future obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use (“ROU”) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements and disclosures, and will adopt the standard using the modified retrospective approach under the alternative transition method.

In 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (“Topic 326”): Measurement of Credit Losses on Financial Instruments, and has since released various amendments including ASU 2019-04 and ASU 2020-03, that requires credit losses on financial assets measured at amortized cost basis to be presented at the net amount expected to be collected, not based on incurred losses. Credit losses on available-for-sale debt securities should be recorded through an allowance for credit losses limited to the amount by which fair value is below amortized cost. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements and disclosures.

In 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (“Topic 350”): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), which eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. This standard will apply to our reporting requirements in performing goodwill impairment testing. This standard will be effective for the Company’s annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements and disclosures.

In 2019, the FASB issued ASU 2019-12, Income Taxes (“Topic 740”): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by eliminating some exceptions to the general approach in ASC 740, Income Taxes in order to reduce cost and complexity of its application. ASU 2019-12 is effective for all entities for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements and related disclosures.

In 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (“Subtopic 470-20”) and Derivatives and Hedging—Contracts in Entity’s Own Equity (“Subtopic 815-40”): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements and related disclosures.

In 2021, the FASB issued ASU 2021-04, Earnings Per Share (“Topic 260”), Debt—Modifications and Extinguishments (“Subtopic 470-50”), Compensation—Stock Compensation (“Topic 718”), and Derivatives and Hedging—Contracts in Entity’s Own Equity (“Subtopic 815-40”): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options, which clarifies and reduces diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options that remain equity classified after modification or exchange. ASU 2021-04 is effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements and related disclosures.

In 2021, the FASB issued ASU 2021-07, Compensation—Stock Compensation (“Topic 718”) Determining the Current Price of an Underlying Share, which provides a practical expedient for a nonpublic entity to determine the current price input of equity-classified share-based awards issued to both employees and nonemployees. This ASU is effective prospectively for all qualifying awards granted or modified during fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements and disclosures.

3.	BUSINESS COMBINATION

On February 13, 2020, the Company acquired 100% of the issued and outstanding equity interests of StubHub for $4,114.1 million in cash consideration. The combination of StubHub and viagogo created a global ticket marketplace.

The allocation of the purchase price to the estimated fair value of the assets acquired and liabilities assumed as of the acquisition date was as follows (in thousands):

February 13, 2020
Total purchase consideration transferred	$4,114,094
Net assets acquired:
Fair value of assets acquired:
Current assets:
Cash and cash equivalents	58,842
Accounts receivable	7,965
Prepaid expenses and other current assets	103,361

Total current assets	170,168

Non-current assets:
Trademarks and trade names	920,000
Customer relationships	280,000
Supplier relationships	171,000
Developed technology	110,000
Property and equipment	64,837
Investments, non-current	11,010
Other non-current assets	18,201

Total non-current assets	1,575,048

Total fair value of assets acquired	1,745,216

Fair value of liabilities assumed:
Accounts payable	(39,272)
Payments due to sellers	(45,357)
Accrued compensation	(22,022)
Other current liabilities	(111,450)
Deferred tax liabilities, non-current	(11,863)
Other non-current liabilities	(56,504)

Total fair value of liabilities assumed	(286,468)

Fair value of net assets acquired	1,458,748

Residual value of goodwill	$2,655,346

The acquisition resulted in $2,655.3 million of goodwill being recorded, which represents the excess of the purchase price over the fair value of identifiable assets acquired and liabilities assumed, and it includes the value of the synergies between StubHub and the Company and the acquired assembled workforce, neither of which qualifies as an identifiable intangible asset. All of the goodwill recognized upon the acquisition is deductible for tax purposes.

The following table summarizes the fair value of the separately identifiable intangible assets at the time of acquisition and the period over which each intangible asset will be amortized (in thousands):

	Fair Value	Weighted Average Amortization Period (In Years)
Trademarks and trade names	$920,000	Indefinite
Customer relationships	280,000	2.0
Supplier relationships:
Business to consumer	80,000	9.5
Consumer to consumer	90,000	6.5
Managed marketplace relationships	1,000	1.5
Developed technology	110,000	4.0

Total fair value of identified intangible assets	$1,481,000	4.2

StubHub’s tradename is considered a primary asset from the acquisition. The Company has no intention of replacing the tradename and, therefore, has designated an indefinite life to the intangible asset.

The financial results of StubHub were included in our consolidated financial results for the year ended December 31, 2020 from the date of the acquisition. StubHub contributed $10.8 million of revenue and $511.2 million of net loss from the date of the acquisition through December 31, 2020.

The Company incurred $30.4 million of transaction costs which were recorded in general and administrative expense in the consolidated statement of operations for the year ended December 31, 2020.

The following unaudited pro forma financial information presents the combined revenue and net loss as if the StubHub acquisition had been completed on January 1, 2019, the beginning of the comparable annual reporting period. The unaudited pro forma information is based on estimates and assumptions which the Company believes are reasonable and primarily reflects adjustments for the pro forma impact of additional amortization related to the fair value of acquired intangible assets, additional depreciation related to the fair value of acquired property and equipment, elimination of deferred revenue, expenses incurred for transition services, interest expense associated with the USD Term Loan B and the Euro Term Loan B, income tax effects, and acquisition-related expenses. The unaudited pro forma financial information is presented for informational purposes only and is not necessarily indicative of what the actual results of operations of the combined company would have been if the acquisition had occurred at the beginning of the periods presented, nor are they indicative of future results of operations.

The unaudited pro forma results were as follows (in thousands):

	Year Ended December 31,
	2020	2019
Revenue	$139,137	$1,333,634
Net loss	$(965,178)	$(382,011)

4.	DIVESTITURE

On April 9, 2021, the United Kingdom’s (“U.K.”) Competition and Markets Authority “(the “CMA”)” ordered the Company to divest its ownership of StubHub’s international business (the “StubHub

International Business”) in order to receive the CMA’s approval to consummate the merger of the remaining StubHub business (“StubHub North America”) with viagogo. On August 6, 2021, the Company entered into a share purchase agreement to sell the StubHub International Business to a third-party buyer. The sale of the StubHub International Business was approved by the CMA and completed on September 3, 2021.

No cash consideration was received from the buyer for the sale of the business. The Company has also indemnified the buyer for up to $23.0 million for contingent claims arising from activities prior to and in connection with the transfer of the StubHub International Business to the buyer, including, but not limited to, ticket refunds for past sales, vendor transition services, and employee retention bonuses.

During the second quarter of the year ended December 31, 2021, the Company determined that the assets associated with the StubHub International Business met the criteria to be classified as held for sale. We ceased depreciation and amortization of the property and equipment and intangible assets and tested the assets included within the StubHub International Business for impairment. The total loss on disposal recorded was $130.8 million during the year ended December 31, 2021. No tax benefit related to the sale was realized. The Company transferred cash funds of $45.4 million to the buyer. Other net assets disposed primarily consisted of net working capital of $6.6 million, and net intangible assets of $73.1 million, which included $55.2 million in trademarks and trade names, $5.2 million of customer relationships, $8.4 million of supplier relationships and $4.3 million of developed technology.

The following table presents the loss on disposal related to the divestiture of StubHub International Business during the year ended December 31, 2021 (in thousands):

September 3, 2021
Fair value of consideration received	$—
Costs to sell	(3,244)
Carrying value of net assets transferred	(127,585)

Loss on disposal	$(130,829)

Following its divestiture on September 3, 2021, there are no longer any StubHub International Business assets and liabilities classified as held for sale. There is no retained investment between the Company and the buyer. For up to 24 months after the sale date of September 3, 2021, if COVID-related limitations on event capacity are imposed on more than 50% of all venues in certain StubHub International Business territories, the Company may be required to offer a loan of up to $10.0 million to the buyer. The Company and the buyer entered an agreement covering the $10.0 million written loan commitment, the procurement of certain services, and the use of certain licensed trademarks by the buyer. The sale of the StubHub International Business is not reported as discontinued operations as it did not represent a strategic shift that has a major effect on the Company’s operations and financial results.

5.	FAIR VALUE MEASUREMENTS

The Company measures and records certain financial assets and liabilities, including money market funds, derivative interest rate contracts, the Series J Redeemable Preferred Stock, and the Series I Redeemable Preferred Stock bifurcated conversion derivative at fair value on a recurring basis. Changes in fair value for the Series I Redeemable Preferred Stock bifurcated derivative and the Series J Redeemable Preferred Stock are presented as interest expense in the consolidated statements of operations and were $1.3 million, zero, and zero for the years ended December 31, 2021, 2020 and 2019, respectively.

The following are the categories of assets and liabilities measured at fair value on a recurring basis according to the fair value hierarchy (in thousands):

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Cash equivalents
Money market funds	$172,008	—	—	$172,008

Total	$172,008	—	—	$172,008

Other non-current assets
Derivative interest rate contracts	—	$6,018	—	$6,018

Total	—	$6,018	—	$6,018

Other non-current liabilities
Series I redeemable preferred stock bifurcated derivative	—	—	$(2,329)	$(2,329)
Series J redeemable preferred stock	—	—	(34,818)	(34,818)

Total	—	—	$(37,147)	$(37,147)

	December 31, 2020

	Level 1	Level 2	Level 3	Total
Cash equivalents
Money market funds	$498,975	—	—	$498,975

Total	$498,975	—	—	$498,975

Other non-current liabilities
Derivative interest rate contracts	—	$(71,426)	—	$(71,426)

Total	—	$(71,426)	—	$(71,426)

Long-term debt obligations are recorded at carrying value. The fair value of the EUR Term Loan B, the USD Term Loan B, and the USD Term Loan B2 as of December 31, 2021 were €440.5 million, $1,663.9 million, and $327.8 million, respectively. The Company’s term loans are classified as within Level 2 of the fair value hierarchy because they are valued using a market approach with inputs based on observable inputs other than quoted prices in active markets for identical or similar assets and liabilities. See Note 11—Long-Term Debt Obligations for more information.

There were no transfers of financial instruments between valuation levels during the years ended December 31, 2021 and 2020.

Money market funds are included within Level 1 of the fair value hierarchy because they are valued using quoted prices in active markets. The Company’s derivative interest rate contracts are classified within Level 2 of the fair value hierarchy because they are valued using a market approach with inputs based on observable inputs other than quoted prices in active markets for identical or similar assets and liabilities. See Note 13—Interest Rate Derivatives for more information.

The Company modified the Series I Redeemable Preferred Stock, establishing the Series I bifurcated derivative, and Series J Redeemable Preferred Stock in October and August 2021, respectively. The Series I bifurcated derivative and Series J Redeemable Preferred Stock are liabilities recognized at fair value. See Note 16—Redeemable Preferred Stock for more information. The Company’s Series I Redeemable Preferred Stock bifurcated derivative and Series J Redeemable Preferred Stock are classified within Level 3 of the fair value hierarchy because the fair value is estimated using significant unobservable inputs.

The following table summarizes the changes in the Series I Redeemable Preferred Stock bifurcated derivative liability and the Series J Redeemable Preferred Stock liability.

	Series I Redeemable Preferred Stock Bifurcated Derivative	Series J Redeemable Preferred Stock
Balance as of December 31, 2020	$—	$—
Fair value at issuance date	(2,285)	(33,593)
Changes in fair value	(44)	(1,225)

Balance as of December 31, 2021	$(2,329)	$(34,818)

The Company utilized the income approach to measure the fair value of the Series I Redeemable Preferred Stock with and without the bifurcated derivative and the Series J Redeemable Preferred Stock. The fair value of these liabilities is the present value of the expected future cash flows using a discount rate that approximates assumptions used by market participants for similar liabilities, adjusted to reflect inherent risks of the company’s future cash flows. Significant changes in the discount rate would result in a significant decrease or increase in the fair value measurement.

The following table presents additional information about valuation techniques and inputs used for liabilities that are measured at fair value and categorized within Level 3 as of December 31, 2021 (amounts in thousands):

Liability	Fair Value	Valuation Technique	Key Unobservable Inputs	Inputs Value
Series I redeemable preferred stock bifurcated derivative	$2,329	Income approach	Publicly traded debt yield	4.9%
			Estimated preferred premium	5.4%
			Discount rate	10.3%
			Expected term	0.5 years
Series J redeemable preferred stock	$34,818	Income approach	Publicly traded debt yield	4.9%
			Estimated preferred premium	5.4%
			Discount rate	10.3%
			Expected term	0.5 years

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets were as follows (in thousands):

	December 31,
	2021	2020
Prepaid expenses	$4,993	$12,613
Seller receivables, net	23,569	22,745
Restricted cash	24,720	—
Other current assets	24,312	33,896

Total	$77,594	$69,254

A reconciliation of the beginning and ending amount of the Company’s provision for uncollectible amounts due from sellers recorded in prepaid expenses and other current assets was as follows (in thousands):

	Balance at Beginning of Period	Amounts Charged (Released) to Expense	Write-offs	Balance at End of Period
Year ended December 31, 2021	$24,204	$(2,003)	$—	$22,201

Year ended December 31, 2020	$—	$24,204	$—	$24,204

7.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following (in thousands):

	December 31,
	2021	2020
Computers—hardware	$36,348	$40,835
Computers—software	6,391	4,942
Office furniture equipment	2,516	4,691
Leasehold improvements	4,135	21,698

Gross property and equipment	49,390	72,166
Accumulated depreciation	(42,041)	(30,424)

Property and equipment, net	$7,349	$41,742

Depreciation expense on our property and equipment for the years ended December 31, 2021, 2020 and 2019 was $26.1 million, $24.6 million and $0.4 million, respectively.

8.	INTANGIBLE ASSETS, NET

Intangible assets, net as of December 31, 2021, including the effects of foreign currency translation, were as follows (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Useful Life (Years)
Trademarks and trade names	$864,800	$—	$864,800	Indefinite
Customer relationships	263,200	(247,765)	15,435	2.0
Supplier relationships	160,740	(40,347)	120,393	8.0
Developed technology	103,400	(61,218)	42,182	2.5

Total	$1,392,140	$(349,330)	$1,042,810	3.9

The disposal group of the StubHub International Business included net intangible assets of $55.2 million in trademarks and trade names, $5.2 million of customer relationships, $8.4 million of supplier relationships and $4.3 million of developed technology. See Note 4—Divestiture for more information.

The useful life of developed technology was reevaluated during the year ended December 31, 2021 in connection with the Company’s approval from the CMA to integrate the StubHub business into its existing platform upon divesting of the StubHub International Business. The useful life of developed technology was reduced from 4.0 years to 2.5 years, resulting in additional amortization expense of $12.5 million for the year ended December 31, 2021.

Intangible assets, net as of December 31, 2020, including the effects of foreign currency translation, were as follows (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Useful Life (Years)
Trademarks and trade names	$922,098	$—	$922,098	Indefinite
Customer relationships	285,689	(125,301)	160,388	2.0
Supplier relationships	174,184	(20,526)	153,658	8.0
Developed technology	110,709	(24,480)	86,229	4.0

Total	$1,492,680	$(170,307)	$1,322,373	4.2

Intangible assets recorded in 2020 were acquired as part of the StubHub acquisition. Amortization expense for intangible assets was $197.0 million and $168.2 million for the years ended December 31, 2021 and 2020, respectively. There were no intangible assets prior to the StubHub acquisition.

The following table presents our estimate of future amortization expense for definite-lived intangible assets as of December 31, 2021 (in thousands):

Year Ending December 31,	Amount
2022	$78,548
2023	20,931
2024	20,931
2025	20,931
2026	15,950
Thereafter	20,721

Total expected future amortization expense	$178,011

9.	GOODWILL

Goodwill activity was as follows (in thousands):

Amount
Balance as of December 31, 2019	$—
Acquisition in current year	2,655,346
Cumulative translation adjustments	5,324

Balance as of December 31, 2020	$2,660,670
Cumulative translation adjustments	(1,894)

Balance as of December 31, 2021	$2,658,776

The increase in goodwill during the year ended December 31, 2020 is related to the acquisition of StubHub during the year. See Note 3—Business Combination for more information. No goodwill impairment has been recognized to date.

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities were as follows (in thousands):

	December 31,
	2021	2020
Accrued marketing	$15,241	$12,784
Legal settlements accrual	39,995	12,865
Accrual for professional fees	18,027	8,215
Buyer refund liability for events expected to be canceled	62,052	87,564
Income taxes payable	20,545	21,138
Other taxes payable	5,078	8,162
Gift card liability	18,473	18,339
Accrued bonus	13,911	34,281
Deferred compensation	42,893	38,954
Other accrued compensation	6,757	16,218
Other	39,026	32,036

Total	$281,998	$290,556

11.	LONG-TERM DEBT OBLIGATIONS

Long-term debt obligations were as follows (in thousands):

	December 31,
	2021	2020
Euro Term Loan B	$512,300	$555,469
USD Term Loan B, B1	—	2,012,175
USD Term Loan B, B2	1,993,180	—

Principal amount—senior credit facilities	2,505,480	2,567,644
Less: unamortized debt issuance costs	(45,378)	(56,791)
Less: original issue discounts on USD Term Loan B, B1, B2	(23,052)	(26,563)

Total long-term debt obligations—net of unamortized debt issuance costs and original issuance discounts	2,437,050	2,484,290
Less: Long-term debt obligations, current	(20,280)	(20,300)

Total long-term debt obligations, non-current—net of unamortized debt issuance costs	$2,416,770	$2,463,990

On February 13, 2020, to finance our acquisition of StubHub, the Company entered into a credit facility, comprised of the Euro Term Loan B, USD Term Loan B, and the Revolving Credit Facility, as detailed below. The credit facility is secured by: (i) a first priority lien on substantially all of the Company’s and its domestic subsidiaries’ tangible and intangible personal property, including but not limited to intellectual property and accounts receivable and (ii) a first priority pledge of 100% of the equity interests of the Company and each material direct, wholly owned subsidiary of the Company limited to 65% of the voting capital stock and 100% of the nonvoting stock of certain foreign subsidiaries, in each case, subject to certain exceptions.

Euro Term Loan B—The Euro Term Loan B consists of a €452.4 million euro-denominated loan. The interest rate is equal to EURIBOR, subject to a floor of 0.00%, plus 3.50%. The combination of the stated interest rates and amortization of debt issuance costs resulted in an effective interest rate of 3.97% and 3.99% for the years ended December 31, 2021 and 2020, respectively. The loan matures in February 2027 and the Company has an option to prepay part or all of the loan prior to maturity without penalty. At the time of issuance, the Euro Term Loan B had a value of $500.0 million USD; the exchange rate gain of $43.2 million USD and loss of $55.5 million USD have been recognized as unrealized gains (losses) within foreign currency gains (losses) in the consolidated statements of operations for the years ended December 31, 2021 and 2020, respectively.

On February 27, 2020, following the close of the Euro Term Loan B borrowing, the Company entered into a pay fixed, receive floating interest rate swap that fixed the Company’s floating rate exposure on its Euro Term Loan B. The combined economic effect of the swap and the Euro Term Loan B is to fix the variable rate component of the overall transaction to 0.2250%. See Note 13—Interest Rate Derivatives for more information.

USD Term Loan B—The USD Term Loan B consists of a $1,700.0 million USD denominated loan. The loan interest rate per annum is equal to LIBOR, subject to a floor of 0.00%, plus 3.50%. The combination of the stated interest rates, and amortization of original issue discounts and debt issuance costs resulted in an effective interest rate of 5.79% and 5.82% for the years ended December 31, 2021 and 2020, respectively. The loan matures in February 2027 and the Company has an option to prepay part or all of the loan prior to maturity without penalty. The Company is required to repay 0.25% of the aggregate $1,700.0 million principal amount borrowed on a quarterly basis.

On February 27, 2020, following the close of the USD Term Loan B borrowing, the Company entered into a pay fixed, receive floating interest rate swap that fixed the Company’s floating rate exposure on its USD Term Loan B. The combined economic effect of the swap and the USD Term Loan B is to fix the variable rate component of the overall transaction to 1.2835%. This swap was designated as a cash flow hedge. See Note 13—Interest Rate Derivatives for more information.

Revolving Credit Facility—The Revolving Credit Facility allows for an initial aggregate principal amount of $125.0 million including: (i) a $30.0 million letter of credit sublimit and (ii) a $30.0 million swingline loan sublimit. The interest rate per annum on borrowings under the Revolving Credit Facility was equal to LIBOR, subject to a floor of 0.00%, plus 3.50%. The Revolving Credit Facility matures in February 2025.

In February 2020, the Company drew down $10.0 million on the Revolving Credit Facility which was repaid in the same month. The Company also drew down $40.0 million in March 2020 which was subsequently repaid in June 2020. As of and during the years ended December 31, 2021 and 2020, there were no amounts drawn on the Revolving Credit Facility.

USD Term Loan B1—On August 24, 2020, an amendment was made to the credit agreement dated February 13, 2020. As part of this amendment, the Company borrowed $330.0 million denominated in USD (“Term Loan B1”). The loan was issued for general corporate purposes. The loan interest rate per annum is equal to LIBOR, subject to a floor of 0.75%, plus 8%, which results in an effective interest rate of 10.61% for the years ended December 31, 2021 and 2020. The loan matures in February 2027 and prepayments of the loan in connection with a repricing transaction within 18 months of August 24, 2020 are subject to a 1% prepayment premium. The Company is required to repay 0.25% of the aggregate $330.0 million principal amount borrowed on a quarterly basis.

USD Term Loan B2—On July 26, 2021, in connection with the repricing provisions in the credit agreement dated February 13, 2020 a second amendment was executed to refinance the outstanding principal of Term Loan B1, which was $327.5 million. The new term loan has an aggregate principal of $328.0 million USD (“Term Loan B2”). The proceeds of the Term Loan B2 were utilized to repay the Term Loan B1 outstanding immediately prior to July 26, 2021, accrued interest thereon, and to pay fees, expenses and premiums incurred in connection with the refinancing. Through the repricing, we extinguished the Term Loan B1 held by certain B1 Syndicate lenders (the “B1 Syndicate”). For the remainder, the B1 Syndicate lenders continued as lenders in a new syndicate under the new Term Loan B2 (the “B2 Syndicate”) which was accounted for as a debt modification. The B2 Syndicate also includes a number of new lenders that were not part of the B1 Syndicate. The loan interest rate per annum is equal to LIBOR, subject to a floor of 0.50%, plus 4.25%, which results in an effective interest rate of 6.18% for the year ended December 31, 2021. The Company recognized an $8.5 million loss on extinguishment of debt primarily associated with the write-off of remaining debt issuance costs under the Term Loan B1.

The USD Term Loan B2 matures in February 2027 and prepayments of the loan in connection with a repricing transaction within 6 months of July 26, 2021 are subject to a 1% prepayment premium. The Company is required to repay 0.25% of the aggregate $328.0 million principal amount borrowed on a quarterly basis. In connection with the loan modification, we incurred costs of $0.6 million for professional services which were expensed and $2.2 million in lender fees to the B2 Syndicate, $0.7 million in third party fees, and $1.6 million discount which were capitalized and will be amortized over the remaining term of new debt.

Future Maturities—Future maturities of long-term debt obligations as of December 31, 2021 are as follows (in thousands):

Year ending December 31,	Amount
2022	$20,280
2023	20,280
2024	20,280
2025	20,280
2026	20,280
Thereafter	2,404,080

Total payments	$2,505,480

Debt Covenants—The Company was in compliance with all of its financial covenants as of December 31, 2021 and 2020. Our credit facilities contain customary representations and warranties, affirmative covenants, reporting obligations, and negative covenants. The negative covenants restrict the Company and its subsidiaries’ ability, among other things, to (subject to certain exceptions): incur additional debt, make certain investments and acquisitions, make prepayments of certain indebtedness, create liens, enter into agreements with affiliates, modify the nature of our business, transfer and sell material assets, merge or consolidate, and pay dividends on and make distributions to equity interest holders outside of the consolidated group or make other payments in respect of its capital stock. Non-compliance with one or more of the covenants and restrictions could result in the full or partial principal balance of the credit facilities becoming immediately due and payable.

Our Revolving Credit Facility requires, in the event the outstanding revolving loans, swingline loans and (solely to the extent in excess of $10.0 million in the aggregate) outstanding but undrawn letters of credit that have not been cash collateralized and exceed 35% of the aggregate revolving commitments, that we maintain a leverage ratio no greater than 5.70:1.00, as measured in accordance with the terms of the credit facilities. As of December 31, 2021 and 2020, the Company did not have an outstanding balance under the Revolving Credit Facility for the covenant to be applicable.

Convertible Promissory Notes—Convertible promissory notes were loan notes issued to investors at various points in time, ranging from 2010 through 2017. The notes were payable in cash or convertible into common stock at the Company’s discretion. All convertible promissory notes bore interest at 10.0% per annum. During 2020, the Company cash settled the outstanding balance of the notes for $23.4 million. No gain or loss was recognized on the extinguishment of the convertible promissory notes.

12.	OTHER NON-CURRENT LIABILITIES

Other non-current liabilities were as follows (in thousands):

	December 31,
	2021	2020
Accrued bonus liability	$4,232	$9,033
Derivative liability	—	71,426
Sales and use tax payable	57,102	52,800
Series I redeemable preferred stock bifurcated derivative	2,329	—
Series J redeemable preferred stock (fair value option)	34,818	—
Litigation settlement liability	—	25,750
Other	18,813	20,106

Total	$117,294	$179,115

13.	INTEREST RATE DERIVATIVES

The loans entered into in connection with the credit facility expose us to risk of variability in cash flows due to changes in interest rates. Our primary objectives in using interest rate derivatives are to add stability to interest expense and to manage exposure to interest rate movements. To accomplish this objective, we use interest rate swaps as part of our interest rate risk management strategy. These interest rate swaps had the economic effect of offsetting the variable interest obligations based on the specified LIBOR or EURIBOR components associated with $2,200.0 million of the long-term debt obligations so that the interest payable on these effectively became fixed. We use interest rate swaps to manage interest rate risk on our long-term debt obligations issued in February 2020 and maturing in 2027.

For derivative instruments that are not designated as hedging instruments, specifically the swap hedging the EURIBOR component associated with €452.4 million Euro Term Loan B, any change in fair value is reported within gains and losses on derivatives during the period of the change in the consolidated statement of operations. The notional amount of the Euro Term Loan B interest rate swap was €452.4 million Euro as of December 31, 2021 and 2020. The fair value asset of the Euro Term Loan B was $4.5 million USD as of December 31, 2021. The fair value liability of the Euro Term Loan B was $4.6 million USD as of December 31, 2020. The fair value assets and liabilities are recorded within other non-current assets and other non-current liabilities on the consolidated balance sheets.

For derivative instruments that are designated as cash flow hedges, specifically the swap hedging the LIBOR component associated with $1,700.0 million USD Term Loan B, the derivative’s gain or loss is reported as a component of accumulated other comprehensive loss and subsequently reclassified into earnings, specifically interest expense in the consolidated statement of operations, in the same period the forecasted hedged interest payments affects earnings. We have elected to apply certain expedients provided in ASC 848 with respect to the hedge accounting requirements. We continue to assert that the hedged forecasted transactions are probable to occur even as LIBOR is expected to be discontinued before the end of the term of the hedge relationships. We classify cash flows related to our cash flow hedges as operating activities within the consolidated statements of cash flows. The notional amount of the USD Term Loan B interest rate swap was $1,666.0 million as of December 31, 2021 and $1,683.0 million as of December 31, 2020. The notional amount of the hedge is amortizing over the life of the hedge consistent with the forecasted amortization of our LIBOR denominated obligations. The fair value asset of the USD Term Loan B interest rate swap was $1.6 million as of December 31, 2021. The fair value liability of the USD Term Loan B interest rate swap was $66.9 million as of December 31, 2020. The fair value assets and liabilities are recorded within other non-current assets and other non-current liabilities on the consolidated balance sheets.

The following table presents the activity of derivative instruments designated as cash flow hedges, and the impact of these derivative contracts on accumulated other comprehensive income (in thousands):

	December 31, 2020	Gain Recognized in Other Comprehensive Income (Loss)	Other Comprehensive Income (Loss) Released to Interest Expense	December 31, 2021
Interest rate contracts designated as cash flow hedges	$(21,680)	$48,352	$12,691	$39,363

	December 31, 2019	Loss Recognized in Other Comprehensive Income (Loss)	Other Comprehensive Income (Loss) Released to Interest Expense	December 31, 2020
Interest rate contracts designated as cash flow hedges	$—	$(29,287)	$7,607	$(21,680)

We recognize as assets or liabilities at fair value of the estimated amounts we would receive or pay upon a termination of interest rate derivatives prior to their scheduled expiration dates. These assets and liabilities are recognized as Level 2 within the fair value hierarchy as they are measured based on observable inputs. See Note 5—Fair Value Measurements for more information.

We estimate that $6.4 million of the balance in accumulated other comprehensive income as of December 31, 2021 will be reclassified to interest expense during the next 12 months.

14.	LEASES

Operating Leases—The Company’s leases are for office space. Rent expense on all operating leases for the years ended December 31, 2021, 2020 and 2019 totaled $11.9 million, $12.2 million and $2.3 million, respectively.

Future minimum annual lease commitments under noncancellable operating leases translated using exchange rates as of December 31, 2021 are as follows (in thousands):

Year Ending December 31,	Operating Leases
2022	$4,432
2023	2,280
2024	1,550
2025	1,180
2026	898
2027 and thereafter	110

Total minimum payments	$10,450

15.	COMMITMENTS AND CONTINGENCIES

As of December 31, 2021, the Company has future contractual partnership payments as follows (in thousands):

Year Ending December 31,	Contractual Partnership Payments
2022	$57,315
2023	19,084
2024	544
2025	122
2026 and thereafter	—

Total minimum payments	$77,065

These contractual partnership payments are recognized as fixed sponsorship fees and are included in sales and marketing expense reported in the consolidated statements of operations. Fixed sponsorship fees for the years ended December 31, 2021, 2020 and 2019 totaled $28.4 million, $12.8 million and $0.6 million, respectively.

Litigation and Other Legal Matters—As part of its normal operations, the Company is involved in legal and regulatory proceedings on an ongoing basis. Amounts accrued for legal and regulatory proceedings for which we believe a loss is probable were $40.0 million and $38.6 million as of December 31, 2021, and 2020, respectively. As of December 31, 2021, we had $40.0 million related to these proceedings recorded within accrued expenses and other current liabilities on the consolidated balance sheets. As of December 31, 2020, we had $12.9 million and $25.7 million related to these proceedings was recorded within accrued expenses and other current liabilities and other non-current liabilities, respectively, on the consolidated balance sheets. The Company has also accrued a liability within other non-current liabilities of $57.1 million and $52.8 million as of December 31, 2021, and 2020, respectively, related to a sales tax matter for which a loss is probable.

Wang v. StubHub—The “Wang v. StubHub” claim filed in the State of California on February 5, 2018 purports customers were misled by StubHub’s initial headline price before application of unavoidable taxes and fees charged at checkout, which constituted “drip pricing”. The Company determined it was probable that settlement of the case would include attorney and administration fees of $3.3 million and an option to class members for estimated cash settlement of $2.5 million and $20.0 million in sales credits for future ticket purchases. The Company recorded probable losses at the high end of the estimable range of this case within other non-current liabilities on the consolidated balance sheet totaling $25.8 million as of December 31, 2021, and 2020.

Additional Claims and Regulatory Proceedings

We operate in numerous jurisdictions in which taxing authorities may challenge our positions with respect to income and non-income-based taxes. We routinely receive inquiries and may also from time to time receive challenges or assessments from these taxing authorities. With respect to non-income based taxes, we recognize liabilities when we believe it is probable that amounts will be owed to the taxing authorities and such amounts are estimable. For example, in most jurisdictions we charge and remit Sales and Use Taxes or Value Added Tax (“VAT”) when procuring goods and services, or providing services, within the normal course of business. We have received a dispute from a non-US taxing authority for VAT related to certain sales. The Company’s position is that the sales were treated appropriately for VAT and intends to defend its position with the taxing authorities. Discussions on these matters are ongoing and the matter is at early stage. Based on the taxing authority’s latest position, the Company’s best estimate of its potential exposure is $11.6 million. However, the interpretation and application of these VAT rules is an unsettled issue, and the resolution is unpredictable, and accordingly the liability is not considered probable, and hence has not been recognized.

A complaint by the Swiss Consumers Association alleging infringement of the Swiss Unfair Competition Act. In connection with this matter, restricted cash reflects a preventative freeze of $13.2 million and $2.9 million as of December 31, 2021, and 2020, respectively.

A complaint by French authorities in connection with the Union of European Football Associations (“UEFA”) Championship, relating to the Company’s commercial practices. In connection with this matter, restricted cash reflects a preventative freeze of $8.3 million and $9.0 million as of December 31, 2021 and 2020, respectively.

The Company does not believe that losses are probable with respect to these five additional claims and regulatory proceedings or that reasonably possible losses are material. Legal and regulatory proceedings are inherently unpredictable and subject to significant uncertainties. If one or more matters were resolved against us in a reporting period for amounts in excess of management’s expectations, the impact on our operating results or financial condition for that reporting period could be material. We are also unable to estimate the potential impact from the application of non-monetary remedies. The impact from these remedies may have a significant adverse impact on our business practices which could result in a material impact to our liquidity, operating results and financial condition.

16.	REDEEMABLE PREFERRED STOCK

In February 2020, the Company issued and sold 300,000 shares of Series G Redeemable Preferred Stock and 100,000 shares of Series H Redeemable Preferred Stock at an original issue price of $1,000.00 per share for aggregate gross proceeds of $400.0 million. The Company incurred issuance costs of $28.8 million related to these issuances. In December 2020, the Company issued and sold 50,000 shares of Series I Redeemable Preferred Stock at an original issue price of $1,000.00 per share for gross proceeds of $50.0 million. The Company did not incur any issuance costs related to this Series I issuance.

In March 2021, the Company issued and sold 65,785 shares of Series J Redeemable Preferred Stock at an original issue price of $1,000.00 per share for gross proceeds of $65.8 million. The Series J Redeemable Preferred Stock issuance was contingent upon the Series J purchasers entering into an agreement to purchase 1,324,634 shares of common stock at $50.00 per share from existing stockholders. The Series J Redeemable Preferred Stock was initially measured at a fair value of $58.6 million and the $7.2 million difference between the gross proceeds and fair value was recognized as a capital contribution relating to the investors’ concurrent investment in common stock. The Company did not incur any issuance costs related to the Series J issuance.

In July 2021, the Company issued and sold 365,000 shares of Series K Redeemable Preferred Stock at an original issue price of $1,000.00 per share for gross proceeds of $365.0 million. Issuance costs were $14.6 million for Series K Redeemable Preferred Stock. The Company concurrently redeemed all 300,000 shares outstanding of its Series G Redeemable Preferred Stock in accordance with the Company’s redemption option. The redemption amount of $364.3 million equaled the aggregate liquidation preference, including accrued and unpaid cumulative dividends. The aggregate carrying value of the Series G Redeemable Preferred was $278.6 million, which included $21.4 million of capitalized issuance costs treated as a deemed dividend upon the extinguishment of the shares.

In August 2021, the Company issued 134,066 shares of Class A Common Stock in exchange for the cancellation of 32,893 issued and outstanding shares of Series J Redeemable Preferred Stock and simultaneously amended the terms applicable to the remaining 32,892 shares of Series J Redeemable Preferred Stock (the “Series J Exchange”). The Company concluded that the Series J Exchange represented a significant change to the terms of conditions of the Series J Redeemable Preferred Stock and should be accounted for as an extinguishment. At the time of exchange, the fair value of the Class A common stock issued was $20.0 million and the carrying value of the 32,892 of shares of Series J Redeemable Preferred Stock exchanged was $29.3 million. The modification of the outstanding Series J Redeemable Preferred Stock resulted in a reclassification of the outstanding stock from mezzanine equity to a liability and is presented within other non-current liabilities. The Company elected the fair value option to measure the Series J Redeemable Preferred Stock because the instrument contains bifurcated derivatives and management believes a fair value basis of measurement represents a simplified and more intuitive measure of the Company’s obligations. The aggregate carrying value of the Series J Redeemable Preferred Stock of $58.6 million was derecognized, and the fair values of the Class A Common Stock and the fair value of the modified Series J Redeemable Preferred Stock, totaling $53.6 million, were recognized as the reacquisition price. The excess of the carrying value of the Series J Redeemable Preferred Stock extinguished over the fair value of the reacquisition price was treated as a capital contribution because the investors agreed to a concession in order to obtain more equity.

In October 2021, the Company issued 85,894 shares of Class A Common Stock in exchange for the cancellation of 20,000 issued and outstanding shares of Series I Redeemable Preferred Stock and simultaneously amended the terms of another 20,000 shares issued and outstanding of Series I Redeemable Preferred Stock (the “Series I Exchange”). The Company concluded that the Series I Exchange represented a significant change to the terms of conditions of the 40,000 impacted shares of Series I Redeemable Preferred Stock and should be accounted for as an extinguishment. At the time of exchange, the fair value of the Class A common stock issued was $12.9 million and the carrying value of the amended 20,000 shares of Series I Redeemable Preferred Stock was $20.6 million. The initial fair value of the embedded conversion feature derivative was estimated to be $2.3 million, which the Company bifurcated from the Series I Redeemable Preferred Stock and accounts for separately as a derivative liability. The aggregate carrying value of the extinguished Series I Redeemable Preferred Stock, $40.0 million, was derecognized, and the fair values of the 85,894 shares of Class A Common Stock, the 20,000 shares of amended Series I Redeemable Preferred Stock and the bifurcated Series I derivative liability, totaling $35.8 million, were recognized as the reacquisition price. The excess of the carrying value of the original 40,000 shares of Series I Redeemable Preferred Stock over the fair value of the reacquisition price was $4.2 million and treated as a capital contribution because the investors agreed to a concession in order to obtain access to our common stock. As of December 31, 2021, the fair value of the bifurcated derivative was $2.3 million. The bifurcated derivative is presented on the consolidated balance sheets as a component of other non-current liabilities.

As of December 31, 2021, shares of redeemable preferred stock issued and outstanding classified as mezzanine equity consisted of the following (in thousands, except share and per share amounts):

	December 31, 2021
	Shares Issued and Outstanding	Original Issuance Price per Share	Carrying Value	Aggregate Liquidation Preference
Series H	100,000	$1,000	$100,000	$128,380
Series I (1)	30,000	1,000	30,570	31,989
Series K	365,000	$1,000	365,000	380,474

Gross	495,000		495,570	$540,843
Issuance costs			(22,045)

Total			$473,525

(1)	The carrying value excludes $2.3 million related to the bifurcated derivative of the Series I Redeemable Preferred Stock. See Note—12 Other non-current liabilities for more information.

As of December 31, 2021, there were 32,892 shares of Series J Redeemable Preferred Stock outstanding each with an original issuance price of $1,000.00. The aggregate liquidation preference of the Series J Redeemable Preferred Stock is $32.9 million. The Series J Redeemable Preferred Stock is classified as a liability on the consolidated balance sheets and is carried at its fair value of $34.8 million.

As of December 31, 2020, shares of redeemable preferred stock issued and outstanding classified as mezzanine equity consisted of the following (in thousands, except share and per share amounts):

	December 31, 2020
	Shares Issued and Outstanding	Original Issuance Price per Share	Carrying Value	Aggregate Liquidation Preference
Series G	300,000	$1,000.00	$300,000	$337,253
Series H	100,000	1,000.00	100,000	112,418
Series I	50,000	1,000.00	50,000	50,233

Gross	450,000		450,000	$499,904

Issuance costs			(28,820)

Total			$421,180

The aggregate liquidation preference presented in the table above represents the total original issue price plus the amount of accrued and unpaid dividends as of December 31, 2021 and 2020, respectively and does not include any of the premium amounts discussed below that are contingent on the timing and circumstances of redemption. The following is a summary of the rights and preferences of the issued and outstanding redeemable preferred stock:

Dividends—For holders of the Series G and Series H Redeemable Preferred Stock, cumulative dividends accrue on a daily basis at a rate per annum equal to LIBOR, subject to a floor of 2.00%, plus the applicable margin on the aggregate amount equal to the original issue price plus accrued and unpaid dividends accumulated up to the preceding dividend payment date. The applicable margin is either 11.00% if declared and paid in cash, or otherwise is 11.50%. The applicable margin shall increase 0.25% per annum beginning February 13, 2023 and shall thereafter increase by an additional 0.25% for each successive quarterly dividend period.

For holders of the Series I Redeemable Preferred Stock, cumulative dividends accrue on a daily basis at a rate per annum equal to the following: (i) 6.00% from the issuance date through December 1, 2022; (ii) 9.00% from December 1, 2022 to December 1, 2024; and (iii) 11.00% from December 1, 2024 and thereafter.

For holders of the Series J Redeemable Preferred Stock, cumulative dividends accrue on a daily basis at a rate per annum equal to the following: (i) 0.00% from the issuance date through March 9, 2025 and (ii) 5.00% from March 10, 2025 and thereafter.

For holders of the Series K Redeemable Preferred Stock, cumulative dividends accrue on a daily basis at a rate per annum equal to 9.875%; provided that, in the event that the Company elects to declare and pay a dividend on a specific dividend payment date, such rate per annum shall be equal to 9.375% with respect to such cash dividend payment for the applicable dividend period preceding such dividend payment date.

For all redeemable preferred stock, dividend periods begin on the first day of each calendar quarter and end on the last day of each calendar quarter. Dividends are only payable when, as and if declared by the board of directors and are only payable in cash on the first day of each calendar quarter following a dividend period. No dividends can be paid in cash for any preceding dividend periods except in connection with a redemption of the shares.

The table below presents the aggregate and per share dividends that have accumulated as of December 31, 2021 and 2020 for each class of redeemable preferred stock (in thousands, except per share amounts):

	December 31,
	2021		2020
	Aggregate Accumulated and Undeclared Dividends	Accumulated and Undeclared Dividend per Share	Aggregate Accumulated and Undeclared Dividends	Accumulated and Undeclared Dividend per Share
Series G	$—	$—	$37,253	$124.18
Series H	$28,380	$283.80	$12,418	$124.18
Series I	$1,989	$66.32	$233	$4.67
Series K	$15,474	$42.40	$—	$—

The dividend rate for Series J Redeemable Preferred Stock is 0% through 2025 and 5% thereafter. Therefore, Series J Redeemable Preferred Stock is not included in the table above. The Company did not declare or pay any dividends to preferred stockholders during the years ended December 31, 2021 and 2020, except with respect to the settlement of the accumulated dividends totaling $64.3 million with respect to the redemption of the Series G Redeemable Preferred Stock.

Liquidation Preference—Each share of Series G Redeemable Preferred Stock and Series H Redeemable Preferred Stock has a liquidation preference equal to: (i) their original issue price plus accrued and unpaid dividends plus a make-whole amount based on the discounted dividends and premiums that would have been paid if the liquidation had taken place on February 13, 2022 for any liquidation events that take place prior to February 13, 2022 or (ii) an applicable premium multiplied by the sum of (x) their original issue price plus (y) the sum of all accumulated, accrued and unpaid dividends. The applicable premium is equal to 105% if a liquidation event occurs prior to February 13, 2023, 103% if a liquidation event occurs prior to February 13, 2024, 101% if a liquidation event occurs prior to February 13, 2025, and 100% if a liquidation event occurs on or after February 13, 2025. There is no make-whole amount included in the calculation of liquidation preference if such redemption is being funded using proceeds from another transaction led by the same financial institution.

Each share of Series I and J Redeemable Preferred Stock has a liquidation preference equal to their original issuance price plus all accumulated, accrued, and unpaid dividends.

Each share of Series K Redeemable Preferred Stock has a liquidation preference equal to (i) their original issue price plus accrued and unpaid dividends, plus a make-whole amount based on the discounted dividends and premiums that would have been paid if the liquidation had taken place on July 1, 2022 for any liquidation events that take place prior to July 1, 2022; or, (ii) an applicable premium multiplied by the sum of (x) their original issue price plus (y) the sum of all accumulated, accrued and unpaid dividends. The applicable premium is equal to 105% if a liquidation event occurs prior to July 1, 2023; 103% if a liquidation event occurs prior to July 1, 2024; 101% if a liquidation event occurs prior to July 1, 2025; and 100% if a liquidation event occurs on or after July 1, 2025.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, each class of redeemable preferred stock ranks senior to all existing and outstanding shares of common stock and in parity with each other class of redeemable preferred stock outstanding as of December 31, 2021. The redeemable preferred stock will rank senior to any future class or series of capital stock of the Company, unless approval for such issuance has been granted by holders representing 50% of the liquidation preference of the redeemable preferred stock.

Optional Redemption—The Company may redeem the Series G, Series H, Series I, Series J and Series K Redeemable Preferred Stock at any time at a redemption price equal to the liquidation preference. The Company redeemed all issued and outstanding shares of Series G Redeemable Preferred Stock in July 2021. There was no make-whole amount included in the calculation of the Series G redemption amount as the redemption was funded by another transaction led by the same financial institution.

Change in Control Redemption—Upon a change in control, the Company shall make an offer to each holder of redeemable preferred stock to purchase all of such holder’s shares of redeemable preferred stock at an offer price in cash equal to 120% of the sum of the original issue price of Series H and Series I plus any accrued and unpaid dividends thereon unless such repurchase is not permitted under applicable law.

If a sale of the Company or consummation of a public offering of the Company’s common stock has not occurred prior to the eighth anniversary of the issuance of the Series H Redeemable Preferred Stock, and the liquidation preference and unpaid dividends with respect to such Series G and Series H Redeemable Preferred Stock exceed $60.0 million in the aggregate, the holders of the Series G and Series H Redeemable Preferred Stock, may require the Company to seek in good faith a liquidity event either through a sale or IPO.

Upon a change in control, the Company shall make an offer to each holder of Series J Redeemable Preferred Stock to purchase all of such holder’s shares of Series J Redeemable Preferred Stock at an amount equal to 100% of the Redemption Price.

Upon a change in control, the Company shall make an offer to each holder of Series K Redeemable Preferred Stock to purchase all or any portion of such holder’s shares of Series K Redeemable Preferred Stock at an offer price in cash equal to 120% of the sum of (i) the outstanding Liquidation Preference, plus (ii) accrued and unpaid dividends on the shares of Preferred Stock redeemed.

Voting—The holders of the redeemable preferred stock are not entitled to any voting rights, except: (i) that certain actions that would adversely affect the rights or privileges of the holders of the redeemable preferred stock are subject to such holders’ prior approval and (ii) to the extent required by the Delaware General Corporation Law.

Conversion—All of the shares of Series G, H, and K Redeemable Preferred Stock and 10,000 shares of the Series I Redeemable Preferred Stock as of December 31, 2021 are not convertible into any other class or series of capital stock of the Company. The remaining 20,000 shares of Series I Redeemable Preferred Stock that were modified during the Series I Exchange and all 32,892 shares of Series J Redeemable Preferred Stock outstanding as of December 31, 2021 shall automatically convert upon a Qualified IPO into a variable number of common shares and cash in lieu of fractional shares equal to the quotient obtained by dividing

(i) the outstanding liquidation preference, including any accrued and unpaid dividends by (ii) the product of 0.9 times the volume weighted average share price for the first full day of trading, rounded down to the nearest whole number.

Mandatory Redemption—All of the Series G, H, K, and 10,000 shares of Series I Redeemable Preferred do not contain any mandatory redemption provisions as of December 31, 2021. As discussed above, in August 2021, the Series J Redeemable Preferred Stock was amended to require the redemption of all of the outstanding shares of Series J Redeemable Preferred Stock on February 20, 2023, if the shares were not otherwise redeemed or converted into a variable number of shares indexed to a fixed monetary value prior to such date. Because the Series J is required to be redeemed for either cash or a variable number of shares indexed to a fixed monetary value, the Series J is classified as a liability, recorded at fair value within other non-current liabilities on the consolidated balance sheets.

17.	STOCKHOLDERS’ EQUITY

Preferred Stock—The Company has authorized the issuance of 28,000,000 shares of undesignated preferred stock with a par value of $0.001 per share with rights and preferences, including voting rights, designated from time to time by the board of directors. As of December 31, 2021 and 2020, there were 495,000 shares and 450,000 shares of redeemable preferred stock issued and outstanding, respectively. See Note 16—Redeemable Preferred Stock for more information.

Common Stock—The Company is authorized to issue Class A common stock (“Class A Common Stock”), Class B common stock (“Class B Common Stock”), Class C common stock (“Class C Common Stock”, and together with the Class A Common Stock and the Class B Common Stock, “Common Stock”).

In February 2020, the Company issued 26,473,195 shares of Class A Common Stock at a purchase price of $72.73 per share for total cash proceeds of $1,915.0 million, net of issuance costs of $10.4 million, which includes 13,749 shares of Class A Common Stock issued to our CEO at a purchase price of $72.73 per share for total cash proceeds of $1.0 million. Of the total cash proceeds, the Company received $18.0 million during the year ended December 31, 2019, which were held as a deposit until the settlement of the Class A Common Stock issuance in February 2020.

In June 2020, the Company issued 13,749 shares of Class A Common Stock at a purchase price of $72.73 per share for total cash proceeds of $1.0 million.

In August 2021, the Company issued 134,066 shares of Class A Common Stock in connection with the Series J Exchange. See Note 16—Redeemable Preferred Stock for more information.

In October 2021, the Company issued 85,894 shares of Class A Common Stock in connection with the Series I Exchange. See Note 16—Redeemable Preferred Stock for more information.

In December 2021, the Company issued 395,226 shares of Class A Common Stock at a purchase price of $253.02 per share for cash proceeds of $99.9 million, net of issuance costs.

Each share of Class A and Class C Common Stock is entitled to one vote per share. Each share of Class B Common Stock is entitled to 100 votes per share.

The holders of Common Stock are entitled to receive dividends when declared by the Company’s board of directors. Participation rights for dividends are equal across all three classes of Common Stock. During the years ended December 31, 2021, 2020 and 2019, no dividends were declared.

On October 11, 2018, the Company’s board of directors declared a cash dividend of $10.00 per share on our Class A, Class B, and Class C Common Stock, resulting in total dividends declared of $286.1 million. Of the total $286.1 million dividends declared, $277.5 million was paid in 2018, $5.2 million was paid in 2019, $0.1 million was paid in 2020, and zero was paid in 2021. All dividends paid on Common Stock during the years ended December 31, 2019 and 2020 were on shares outstanding as of the 2018 dividend declaration date. In 2019, dividends paid on Class A Common Stock were $5.0 million and dividends paid on Class C

Common Stock were $0.2 million. The remaining unpaid amount of $3.3 million relates to Class A and C Common Stock and was recorded within accrued expenses and other current liabilities on the consolidated balance sheets as of December 31, 2021 and 2020.

In the event of any liquidation, dissolution or winding up of the Company, all holders of Common Stock are entitled to receive, on a pari passu basis, all assets of the Company available for distribution to stockholders.

Common Stock Repurchases and Retirement—During the year ended December 31, 2020, the Company repurchased and retired 10,770 shares of its Class A Common Stock in exchange for total cash consideration paid of $0.7 million. During the year ended December 31, 2021, the Company repurchased and retired 24,073 shares of its Class A Common Stock and Class C Common Stock in exchange for total cash consideration paid of $1.8 million.

Common Stock Warrants—Warrants to purchase shares of the Company’s Common Stock were issued prior to the periods presented. The Company’s issued and outstanding warrants to purchase shares of Common Stock were as follows:

	December 31, 2021	December 31, 2020	Exercise Price	Expiration Date
Warrants for Class A common stock	—	2,772	$27.06	December 1, 2021

Common Stock Reserved for Future Issuance—The Company’s authorized shares of Class A Common Stock reserved for future issuance were as follows:

	December 31,
	2021	2020
Options outstanding to purchase common stock	3,446,340	3,528,852
RSUs outstanding	1,879,402	917,526
Common stock warrants outstanding	—	2,772
Shares reserved for issuance under the 2015 Stock Option Plan	335,795	731,795
Series I and J redeemable preferred stock	324,660	—

Total	5,986,197	5,180,945

The 20,000 shares of Series I Redeemable Preferred Stock and all 32,892 shares of Series J Redeemable Preferred Stock outstanding as of December 31, 2021 shall automatically convert upon a Qualified IPO into a variable number of common shares, estimated as 324,660 shares as of December 31, 2021, and cash in lieu of fractional shares. See Note 16—Redeemable Preferred Stock for more information.

18.	STOCK-BASED COMPENSATION

2015 Stock Option Plan—In 2015 and as amended in 2021, the Company’s board of directors adopted and the stockholders approved, a stock plan which provides for the grant of stock options to employees, officers, directors, and non-employees of the Company (the “2015 Stock Option Plan”). Stock options granted under the 2015 Stock Option Plan may be either incentive stock options (“ISOs”) or nonqualified stock options (“NSOs”). The number of shares of Class A Common Stock that remain available for issuance under the 2015 Stock Option Plan was 335,795 as of December 31, 2021. Shares of Class A Common Stock underlying options that are forfeited or canceled and shares of Class A Common Stock issued upon exercise of options prior to vesting that are repurchased for the original exercise price generally are returned to the pool of shares available for issuance under the 2015 Stock Option Plan.

Stock options granted under the 2015 Stock Option Plan generally expire 10 years from the date of grant and generally vest 20% after the first year of service and ratably each month over the remaining 48-month period contingent on continued employment with the Company on each vesting date. The exercise price of an ISO and NSO granted under the 2015 Stock Option Plan shall not be less than 100% of the estimated fair value of the Class A Common Stock on the date of grant.

2012 Restricted Stock Unit Plan—In 2012 and as amended in 2018, the Company’s board of directors adopted and the stockholders approved, a stock plan which provides for the grant of restricted stock unit awards to employees, officers, directors, and non-employee of the Company (the “2012 RSU Plan”). RSUs granted can be settled in shares of the Company’s Class A Common Stock or cash at the Company’s discretion. There is no limit to the number of RSUs that may be settled in shares of Class A Common Stock granted under the 2012 RSU Plan, other than availability of the Company’s authorized shares of Class A Common Stock reserved for future issuance.

RSUs granted under the 2012 RSU Plan include a performance condition that is deemed not probable of being met until the occurrence of a liquidity event defined within the terms of the award. The liquidity events vary by award and may include a qualifying sale of the Company’s Common Stock in an underwritten initial public offering, a non-underwritten initial public offering, or a change in control. The liquidity events are not deemed probable until consummated.

Stock Options—The following table summarizes the Company’s stock option activity:

	Outstanding Options
	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Balance as of December 31, 2020	3,528,852	$24.94
Options granted	400,000	$50.00
Options canceled and forfeited	(4,000)	$2.73
Options exercised	(478,512)	$22.56

Balance as of December 31, 2021	3,446,340	$28.20

Options vested and expected to vest as of December 31, 2021	1,416,726	$25.32	6.50	$227,633

Exercisable as of December 31, 2021	988,143	$19.11	5.84	$164,912

The aggregate intrinsic value disclosed in the above table is based on the difference between the exercise price of the stock option and the estimated fair value of the Company’s common stock as of the respective period-end dates.

Included in the activity for exercised stock options during the year ended December 31, 2021 is purchases of 200,000 shares of the Company’s Class A Common Stock in exchange for nonrecourse loans under the Company’s employee stock loan program, as further described below in the subsection “Employee Stock Loan Program”.

The following table summarizes the weighted-average grant date fair value of stock options granted and intrinsic value of stock options exercised (in thousands, except per share amounts):

	Year Ended December 31,
	2021	2020	2019
Weighted-average grant date fair value of options granted	$39.05	$29.72	$25.90
Intrinsic value of options exercised	$33,321	$2,561	$1,975

During the year ended December 31, 2018, the Company granted 2,146,042 stock options that contain vesting provisions based on the Company’s achievement of tiered share prices, ranging from $97.50 to $400.00 per share, in qualifying liquidity events including a change in control, initial public offering, or secondary transactions. The vesting of the stock options is also contingent on the continued employment of the awardee with the Company. The Company has determined that these awards contain service, performance, and market conditions. The awards had an estimated grant date fair value of $19.7 million which was measured using a Monte Carlo simulation. No expense was recognized for the years ended December 31, 2020 and 2019. The Company recognized $2.6 million of expense for the year ended December 31, 2021 due to the achievement of certain performance conditions. The remaining unrecognized compensation of $17.1 million is subject to performance conditions not probable of vesting of December 31, 2021.

During the year ended December 31, 2018, the Company granted 128,572 stock options that contain vesting provisions based on the Company’s achievement of tiered levels of gross merchandise sales (“GMS”) during a fiscal year, ranging from $2.5 billion to $5.0 billion. The vesting of the stock options is also contingent on the continued employment of the awardee with the Company. The Company has determined that these awards contain service and performance conditions. The awards had a grant date fair value of $5.9 million. For the years ended December 31, 2020 and 2019, no expense had been recognized in connection with these stock options, as the Company determined that the achievement of the GMS thresholds was not probable of vesting. During the year ended December 31, 2021, the Company determined that the achievement of certain GMS thresholds was probable and recognized $4.7 million of expense in connection with these stock options. The total unrecognized stock-based compensation expense for these stock options as of December 31, 2021 was $1.2 million, which is expected to be recognized over a weighted-average period of 1.0 year.

During 2020, the Company issued 103,121 shares to an investor as compensation for consulting services performed in connection with the StubHub acquisition. As a result, the Company recorded stock-based compensation expense of $7.5 million in the consolidated statement of operations for the year ended December 31, 2020.

The total unrecognized stock-based compensation expense for stock options as of December 31, 2021, excluding the stock options that contain market and/or performance conditions described above, was $19.8 million, which will be recognized over a weighted-average period of 3.4 years.

Restricted Stock Units—The following table summarizes the activity for the Company’s RSUs:

	Shares	Weighted- Average Grant Date Fair Value
Unvested as of December 31, 2020	917,526	$28.90
Granted	1,121,056	$105.54
Forfeited	(45,347)	$72.99
Released	(113,833)	$50.00

Unvested as of December 31, 2021	1,879,402	$73.45

The weighted-average grant-date fair value of RSUs granted during the years ended December 31, 2020 and 2019, was $58.23 per share and $65.00 per share, respectively. The fair value of RSUs vested was $5.7 million during the year ended December 31, 2021, and zero during the years ended December 31, 2020 and 2019.

As of December 31, 2021, 2020, and 2019, the Company had 100,000 outstanding unvested RSUs that contained market, performance, and service conditions. The market conditions are met based on the Company’s achievement of tiered share prices, ranging from $97.50 to $325 per share, as dictated by a qualifying secondary transaction or primary stock issuance. The performance condition is based upon the occurrence of a liquidity event which includes a qualifying sale of the Company’s Common Stock in an underwritten initial public offering or a change in control. The fair value of the awards has been measured as of the grant date using a Monte Carlo simulation and total $4.8 million. The liquidity events are not deemed probable until consummated, therefore no expense was recognized for the years ended December 31, 2021, 2020 and 2019.

The remaining RSUs granted include a performance condition that is deemed not probable of being met until the occurrence of a liquidity event defined within the terms of the award. The liquidity events may include a qualifying sale of the Company’s Common Stock in an underwritten initial public offering, a non-underwritten initial public offering, or a change in control. In January 2021, the Company modified and settled 113,833 service-vested RSUs by removing the liquidity event performance condition and issuing 113,833 shares of Class A common stock, which also settled the Company’s repurchase obligations associated with these RSUs, as further described below in the subsection “Relocation Arrangements”. The fair value of the modified RSUs was $5.7 million, of which $5.0 million had been previously recognized as stock-based compensation expense under the relocation arrangements as of December 31, 2020 and the Company recognized $0.7 million of stock-based compensation expense under the relocation arrangements for the year ended December 31, 2021. The remaining RSUs with performance conditions were unvested as of December 31, 2021. The total unrecognized stock-based compensation expense as of December 31, 2021, excluding the RSUs related to the awards that contain market and performance conditions described above, was $136.5 million. As the performance condition of the remaining unvested RSUs is not deemed probable until the liquidity event is consummated, no stock-based compensation expense has been recorded for these RSUs.

If a direct listing had occurred on December 31, 2021, the Company would have recorded $50.7 million of cumulative stock-based compensation expense related to RSUs that contain a non-underwritten initial public offering liquidity event as the performance condition and would have an additional $67.6 million of unrecognized stock-based compensation expense over a weighted-average period of 2.0 years for these RSUs. As of December 31, 2021, there was unrecognized stock-based compensation expense of $23.0 million for RSUs that would remain unvested upon a direct listing liquidity event.

Relocation Arrangements—The Company has provided certain employees with relocation arrangements to incentivize their relocation from the U.K. to the U.S. These relocation arrangements include cash bonus payments that are earned by the employee over multiple service periods, generally one to three years, and totaled $19.4 million in aggregate. The Company records the cash bonus expense on a straight-line basis over each service period. The Company recorded expense of $3.0 million, $5.6 million and $6.9 million in the consolidated statements of operations for the years ended December 31, 2021, 2020 and 2019, respectively.

The relocation arrangements provide the employees the right to require the Company at specified future dates to repurchase shares of the Company’s Common Stock held by the employee or to be obtained by the employee through the exercise of vested stock options or the settlement of RSUs. The arrangement requires the Company to repurchase these shares at the put right exercise date at the then current fair value, but in no instance lower than $40.00 per share. The arrangement also includes a maximum obligation threshold which limits the total consideration the Company is obligated to pay each employee. The maximum obligation is set at a total dollar amount whereby the Company will limit the number of shares that can be repurchased such that the fair value multiplied by the number of shares being sold will not exceed the ceiling threshold for that employee. To be eligible to exercise the put right, the employee must have completed their relocation and have continued to provide service to the Company through the put exercise date. Under the relocation arrangements, the liquidity event performance condition associated with the RSUs is not required to be met for employees to be eligible to exercise the put right for service-vested RSUs. As of December 31, 2021, there were put exercise dates ranging from December 31, 2021 through December 31, 2022. The Company has an aggregate maximum obligation of $5.2 million remaining under these arrangements.

The Company has determined that the accounting for these arrangements is dependent upon whether the employees’ underlying shares have been subject to the risks and rewards of ownership for at least six months prior to the employee receiving the put right. Shares that have met these criteria are considered mature shares and the put right associated with these shares are therefore considered free standing and are recorded at fair value and expensed on a straight-line basis over the requisite service period the put right is earned. The remaining put right obligation associated with immature shares, stock options still subject to vesting and exercise, and unvested RSUs are considered linked to those stock-based compensation awards and are treated as liability-classified awards and are remeasured to fair value at the end of each reporting period through the settlement date. Changes in the fair value of the liability-classified awards are recognized during the period in which the changes occur. For the years ended December 31, 2021, 2020 and 2019, the Company recorded $2.7 million, $2.6 million and $1.1 million, respectively, of stock-based compensation expense associated with these awards. As of December 31, 2021, and 2020, the Company had recorded a liability of $2.0 million and $5.0 million, and respectively, within accrued compensation on the consolidated balance sheets associated with these awards.

Employee Stock Loan Program—The following table summarizes the Company’s employee stock loan program activity (in thousands, except share and per share amounts):

	Outstanding Employee Stock Loans
	Number of Shares	Loan Amount	Weighted- Average Grant Date Fair Value	Loan Forgiveness Dates
Unvested as of January 1, 2019	442,308
Granted	13,846	$900	$62.32	January 2020 – December 2022
Vested	(50,000)

Unvested as of December 31, 2019	406,154

Granted	450,000	$22,500	$47.15	January 2021 – December 2024
Vested	(50,462)

Unvested as of December 31, 2020	805,692

Granted	200,000	$10,000	$48.05	June 2023
Vested	(200,462)

Unvested as of December 31, 2021	805,230

The loans issued during the year ended December 31, 2021 bear interest at 0.89% per annum, compounded annually, the loans issued during the year ended December 31, 2020 bear interest at 0.50% per annum, compounded annually. The loans issued during the years ended December 31, 2019 and 2018 bear interest at 3.07% per annum, compounded annually. As of December 31, 2021 and 2020, the aggregate principal and accrued interest of outstanding employee stock loans totaled $35.5 million and $34.3 million, respectively.

The stock-based compensation expense related to the employee stock loan program was $18.4 million, $8.2 million, and $5.8 million for the years ended December 31, 2021, 2020 and 2019, respectively. The unamortized expense related to these loans was $12.4 million as of December 31, 2021, which will be recognized over a weighted-average period of 1.4 years.

The Company also grants these employees a cash bonus award in an amount that represents the estimated tax withholding and remittance obligation. The Company expenses the estimated cash bonus over the requisite service period of the loan. The expense related to the estimated cash bonus was $21.0 million, $6.2 million and $6.2 million for the years ended December 31, 2021, 2020 and 2019, respectively. The unamortized expense related to the estimated cash bonus was $15.8 million as of December 31, 2021, which will be recognized over a weighted-average period of 1.4 years.

Secondary Transactions—In December 2020, we facilitated our employees being able to sell 750,000 shares of our issued and outstanding Class A Common Stock to third party investors. In July and August 2021, we facilitated our employees being able to sell 815,161 shares of Class A Common Stock they held to a third-party investor. The Company recognized $78.1 million and $6.0 million in compensation expense for the years ended December 31, 2021 and 2020, respectively, as a result of these transactions because the price per share that employees received was in excess of the fair market value of the shares sold at the time of the transaction. There were no secondary transactions that resulted in stock-based compensation for the year ended December 31, 2019.

Stock-Based Compensation Expense—Stock-based compensation expense totaled $113.0 million, $30.3 million and $13.6 million for the years ended December 31, 2021, 2020 and 2019, respectively. The stock-based compensation expense recorded in general and administrative expense totaled $111.5 million, $26.1 million and $10.3 million for the years ended December 31, 2021, 2020 and 2019, respectively. The remaining stock-based compensation expense was recorded in operations and support expense as well as sales and marketing expense.

Stock Option Valuation Assumptions—The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year Ended December 31,
	2021	2020	2019
Risk free interest rate	0.86%	0.65%	1.83%
Expected term (in years)	5.1 years	6.5 years	6.5 years
Dividend yield	0.00%	0.00%	0.00%
Expected volatility	84.50%	86.00%	40.00%

•	Fair Value of Common Stock. Because our Common Stock is not publicly traded, we must estimate the fair value of Common Stock, as discussed in the subsection “Common Stock Valuations” below.

•	Risk-Free Interest Rate. The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon bonds with maturities equivalent to the option’s expected term.

•	Expected Term. The expected term of stock options granted has been determined using the simplified method, which uses the midpoint between the vesting date and the contractual term.

•

Expected Volatility. Since we do not have a trading history of our common stock, we derive the expected volatility by referencing the implied historical volatility of comparable publicly traded entities over a period equal to the expected term of the stock options.

•	Expected Dividend Yield. We do not anticipate paying any cash dividends in the foreseeable future and, therefore, use an expected dividend yield of zero.

Common Stock Valuations—The fair value of the shares of common stock underlying our stock-based awards has historically been determined by our board of directors as there is no public market for the underlying Common Stock. Our board of directors determine the fair value of the Company’s Common Stock by considering a number of objective and subjective factors including: input from management, contemporaneous third-party valuations of its Common Stock, the valuation of comparable companies, sales of the Company’s Common Stock and Redeemable Preferred Stock to outside investors in arms-length transactions, the Company’s operating and financial performance, the lack of marketability, and general and industry-specific economic outlook, amongst other factors.

19.	INCOME TAXES

The Company has provided for current and deferred U.S. federal, state, and foreign income taxes for the current period for all tax jurisdictions in which it is located.

The domestic and foreign components of the Company’s loss before income taxes were as follows (in thousands):

	Year Ended December 31,
	2021	2020	2019
U.S.	$(383,801)	$(715,500)	$(28,300)
Foreign	(226,472)	(170,793)	(24,333)

Total	$(610,273)	$(886,293)	$(52,633)

The components of the Company’s (provision for) benefit from income taxes were as follows (in thousands):

	Year Ended December 31,
	2021	2020	2019
Current income taxes:
U.S.—federal	$—	$5,054	$(5,160)
U.S.—state	(932)	(73)	(93)
Foreign	(864)	(4,300)	(1,588)

Total current (provision for) benefit from income taxes	(1,796)	681	(6,841)

Deferred income taxes:
U.S.—federal	(8,523)	(19,331)	(7,027)
U.S.—state	(9,358)	(3,074)	(6)
Foreign	—	(2,694)	4,681

Total deferred (provision for) benefit from income taxes	(17,881)	(25,099)	(2,352)

Total provision for income taxes	$(19,677)	$(24,418)	$(9,193)

A reconciliation of income tax computed at the U.S. federal statutory income tax rate to the Company’s total (provision for)/ benefit from income taxes was as follows (in thousands):

	Year Ended December 31,
	2021	2020	2019
Expected benefit from income taxes at U.S. federal statutory rate	$128,157	$186,120	$11,053
State income taxes, net of federal benefit	10,553	35,401	(75)
Foreign rate differential	(6,579)	(12,467)	(2,323)
Valuation allowance	(150,125)	(236,352)	(15,439)
Uncertain tax positions	(931)	731	(3,099)
Permanent adjustments	(3,073)	(1,529)	629
Withholding taxes	—	—	(2,440)
Provision to return	1,673	1,289	1,519
Other	648	2,389	982

Total provision for income taxes	$(19,677)	$(24,418)	$(9,193)

The deferred income taxes reflect the net effect of temporary differences between the carrying amount of assets and liabilities for financial statement purposes and the amounts used for income tax purposes.

Significant components of the Company’s deferred tax assets and deferred tax liabilities were as follows (in thousands)

	December 31,
	2021	2020
Deferred tax assets:
Net operating loss carryforwards	$259,450	$145,230
Stock-based compensation	13,512	9,465
Property and equipment, net	2,010	2,763
Amortization of intangible assets	71,230	18,647
Transaction costs	15,960	17,173
Accrued expenses and other liabilities	15,222	17,644
Allowance for doubtful accounts and refund liability	11,163	6,944
Legal settlements accrual	6,478	6,475
Unrealized losses	13,300	25,833
Interest rate swap	—	4,008
Interest expense limitation	57,684	20,883
Other	626	1,660

Total gross deferred tax assets	466,635	276,725

Valuation allowance	(380,186)	(247,888)

Total net deferred tax assets	$86,449	$28,837

Deferred tax liabilities:
Goodwill and indefinite lived intangibles	$(97,425)	$(24,773)
Intangible assets	—	(21,472)
Interest rate swap	(12,863)	—

Total gross deferred tax liabilities	(110,288)	(46,245)
Net deferred tax assets (liabilities)	$(23,839)	$(17,408)

As of December 31, 2020, the Company had not recorded deferred income taxes and withholding taxes with respect to undistributed earnings from its non-U.S. subsidiaries as such earnings were intended to be reinvested indefinitely. As of December 31, 2021, the Company is no longer permanently reinvested with respect to certain non-U.S. subsidiaries and therefore the Company recorded withholding taxes of $0.2 million with respect to undistributed earnings from its non-U.S. subsidiaries as such earnings are no longer reinvested indefinitely. The amount of undistributed earnings of non-U.S. subsidiaries as of December 31, 2021 was not material.

The Company assesses the likelihood of its ability to realize the benefit of its deferred tax assets in each jurisdiction by evaluating all relevant positive and negative evidence at each reporting date. To the extent the Company determines that some or all of its deferred tax assets are not more likely than not to be realized, it establishes a valuation allowance to reduce the deferred tax assets to the amounts that it is more likely than not expected to be realized. As of December 31, 2020 and 2021, the Company determined that sufficient negative evidence existed to conclude that it is not more likely than not that its deferred tax assets will be realized. As a result, the Company established a valuation allowance against its U.S. and foreign net deferred tax assets of $218.9 million and $29.0 million, respectively as of December 31, 2020, and a valuation allowance against its U.S. and foreign net deferred tax assets of $299.7 million and $80.4 million, respectively as of December 31, 2021.

A reconciliation of the beginning and ending amount of the Company’s valuation allowance was as follows (in thousands):

	Year Ended December 31,
	2021	2020
Beginning balance	$247,888	$15,439
Increase to valuation allowance	134,442	251,792
Decrease to valuation allowance	(2,144)	(23,351)
Valuation allowance change in accumulated other comprehensive loss	—	4,008

Ending balance	$380,186	$247,888

As of December 31, 2021, the Company had cumulative U.S. federal net operating loss carryforwards of $691.6 million which have an unlimited carryforward period and non-U.S. net operating loss carryforwards of $452.5 million which expire at various times starting in 2026. As of December 31, 2021, the Company had cumulative net operating loss carryforwards of $412.0 million related to U.S. state jurisdictions which expire at various times starting in 2025. The Company’s U.S. federal and state net operating losses are potentially subject to limitations under Section 382 of the Internal Revenue Code of 1986, as amended, and other limitations under state law.

The following table summarizes the activity related to the Company’s unrecognized tax benefits (in thousands):

	Year Ended December 31,
	2021	2020	2019
Balance as of the beginning of the period	$8,425	$9,568	$6,469
Increases for current year positions	—	—	2,901
Increases (decreases) for prior year positions	7,402	(1,143)	198

Balance as of the end of the period	$15,827	$8,425	$9,568

During 2021, the Company made an installment payment of $5.7 million related to certain non-U.S. unrecognized tax benefits. As of December 31, 2021 and 2020, the Company had $15.8 million and $8.4 million, respectively, of unrecognized tax benefits of which $0.5 million and $5.7 million, respectively, were included in other non-current liabilities and $9.6 million and $2.7 million, respectively, are presented as a reduction of deferred tax assets on the consolidated balance sheets. The total amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate was $6.0 million and $5.0 million, respectively, as of December 31, 2021 and 2020. The Company’s accounting policy is to classify interest accrued and penalties related to unrecognized tax benefits in the provision for income taxes. The accrued amounts for interest and penalties were $3.9 million and $3.5 million, respectively, as of December 31, 2021, and 2020. During 2021, we accrued interest and penalties of $0.4 million.

The total amount of unrecognized tax benefits relating to the Company’s tax positions is subject to change based on future events including, but not limited to, the settlements of ongoing audits and/or the expiration of applicable statutes of limitations. We believe that it is reasonably possible that a decrease of up to $0.5 million in unrecognized tax benefits related to the settlement of a state tax examination may occur within the next twelve months.

The Company is subject to taxation and files income tax returns in the U.S. federal and state, and foreign jurisdictions. In the U.S., the years from 2017 forward generally remain open and could be subject to examination by the taxing authorities. The Company’s Swiss subsidiary’s tax return for the years 2017 forward generally remain open and could be subject to examination by the taxing authorities. The Company’s other non-U.S. subsidiaries could be subject to audit in certain jurisdictions as early as 2015.

As of the date these consolidated financial statements were available to be issued, the Company’s subsidiaries in the U.K. were subject to an ongoing examination in the U.K. for the tax years 2013 through 2018.

20.	ENTITY WIDE INFORMATION

Revenue—The following table presents the Company’s revenue disaggregated by revenue stream for the years ended December 31, 2021, 2020 and 2019 (in thousands):

	Year Ended December 31,
	2021	2020	2019
Transaction fees	$658,764	$33,115	$211,634
Marketing services and other revenue	14,024	2,526	—

Total revenue	$672,788	$35,641	$211,634

Transaction fees consists of fees charged to buyers and sellers of tickets on our exchanges, including shipping fees charged to buyers of tickets. Marketing services and other revenue represent sales of owned ticket inventory and advertising revenue.

Transaction fees by geography is classified based on the domicile of the Company’s subsidiary that facilitates the transaction. This classification is independent of where the buyers and sellers associated with a transaction reside or are physically located or the location of the event associated with the transaction. Prior to the acquisition of StubHub on February 13, 2020, a subsidiary of the Company domiciled in Switzerland facilitated the Company’s international transactions. Other than this subsidiary, there were no other international subsidiaries of the Company that represented greater than 10% of total transaction fees charged by the Company during the years ended December 31, 2020 and 2019, respectively. There were no international subsidiaries of the Company that represented greater than 10% of total transaction fees during the year ended December 31, 2021.

The following table presents the Company’s transaction fees disaggregated by geography for the years ended December 31, 2021, 2020 and 2019 (in thousands):

	Year Ended December 31,
	2021	2020	2019
Transaction fees
United States	$639,940	$93,732	$73,464
Switzerland	$58,906	27,771	158,809
Rest of world	$8,121	11,956	—

Total	$706,967	$133,459	$232,273
Refunds for event cancellations	$(48,203)	$(100,344)	(20,639)

Transaction fees	$658,764	$33,115	$211,634

Transaction fees recognized during the years ended December 31, 2021, 2020 and 2019 were reduced by reversals of fees previously earned as a result of cash refunds or sales credit for event cancellations, which were comprised of reversals attributable to fees earned by the Company during 2021, 2020 and 2019, reversals attributable to fees earned by StubHub prior to the Company’s acquisition of StubHub on February 13, 2020 and reversals attributable to fees earned by the Company in a prior period.

Long-Lived Assets—The following table sets forth long-lived assets based on geography (in thousands):

	December 31,
	2021	2020
United States	$6,803	$35,409
Rest of world	546	6,333

Total	$7,349	$41,742

21.	NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS

The following tables presents the calculation of basic and diluted net loss per share attributable to common stockholders (in thousands, except share and per share data):

	Year Ended December 31,
	2021			2020			2019
	Class A	Class B	Class C	Class A	Class B	Class C	Class A	Class B	Class C
Net Loss	$(567,964)	$(52,742)	$(9,244)	$(815,055)	$(81,382)	$(14,274)	$(50,520)	$(9,619)	$(1,687)
Less: undeclared cumulative dividends and deemed dividend to preferred stockholders	(74,571)	(6,925)	(1,214)	(44,662)	(4,460)	(782)	—	—	—

Net loss attributable to common stockholders	$(642,535)	$(59,667)	$(10,458)	$(859,717)	$(85,842)	$(15,056)	$(50,520)	$(9,619)	$(1,687)

Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	53,304,669	4,950,000	867,616	49,574,632	4,950,000	868,167	25,996,847	4,950,000	868,167

Net loss per share attributable to common stockholders, basic and diluted	$(12.05)	$(12.05)	$(12.05)	$(17.34)	$(17.34)	$(17.34)	$(1.94)	$(1.94)	$(1.94)

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share because including them would have had an anti-dilutive effect:

	December 31,
Excluded Securities	2021	2020	2019
Options to purchase common stock	3,342,768	3,400,280	3,559,470
Shares subject to nonrecourse loans not yet repaid or forgiven	805,230	805,692	406,154
Common stock warrants	—	2,772	2,772
Convertible promissory notes	—	—	1,001,242

Total	4,147,998	4,208,744	4,969,638

The table above does not include (i) 103,572, 128,572, and 128,572 stock options outstanding as of December 31, 2021, 2020, and 2019, respectively, and 1,879,402, 917,526, and 829,317 RSUs outstanding as of December 31, 2021, 2020 and 2019, respectively, as these awards are subject to performance conditions that were not probable of vesting as of those dates; and (ii) 324,660 contingently issuable shares of common stock that will be issued upon a Qualified IPO in exchange for 20,000 shares of Series I Redeemable Preferred Stock and 32,892 shares of Series J Redeemable Preferred Stock, as based on the price per share of common stock as of December 31, 2021.

22.	RELATED PARTY TRANSACTIONS

The Company has entered into indemnification agreements with each of its directors, executive officers, and certain other officers. These agreements require the Company to indemnify such individuals, to the fullest extent permitted by Delaware law, for certain liabilities to which they may become subject as a result of their affiliation with the Company. No material claims are expected and therefore no amounts have been accrued under such agreements.

In February 2020, convertible promissory notes issued to our CEO for $6.0 million were settled in cash.

In February 2020, the Company issued 13,749 shares of Class A Common Stock to our CEO at a purchase price of $72.73 per share for total cash proceeds of $1.0 million.

Andro Capital (“Andro”) is a seller on the Company’s platform and, in the normal course of business, has engaged the Company to list, price, and fulfill its tickets on its behalf. The Company’s CEO has an ownership stake in both the Company and Andro. The Company generated $0.1 million, $0.2 million and $0.4 million of fee revenue from tickets sold by Andro in the years ended December 31, 2021, 2020 and 2019, respectively. Fee revenue from Andro represented less than 10% of the Company’s revenue. As of December 31, 2021 and 2020, Andro was due $0.5 million and $0.7 million, respectively, in proceeds related to tickets it had sold on the Company’s online ticket exchanges.

23.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 31, 2022, the date these consolidated financial statements were available to be issued, and has determined that the following subsequent events require disclosure in the consolidated financial statements:

Redemption and Exchange of Series H Redeemable Preferred Stock—On February 16, 2022, the Company paid $77.7 million in cash and issued 98,806 shares of Class A Common Stock in exchange for the repurchase and retirement of 75,000 issued and outstanding shares of Series H Redeemable Preferred Stock.

On February 28, 2022, the Company paid for $34.4 million in cash in exchange for the repurchase and retirement of the remaining 25,000 issued and outstanding shares of Series H Redeemable Preferred Stock.

Events Subsequent to the Original Issuance of the Consolidated Financial Statements (Unaudited)

In connection with the reissuance of the consolidated financial statements, the Company has evaluated subsequent events from April 1, 2022 through October 19, 2022, the date the consolidated financial statements were available to be reissued, and has determined that the following subsequent events require disclosure in the consolidated financial statements:

Class A Common Stock Issuance—On April 7, 2022, the Company issued 7,905 shares of Class A Common Stock for gross proceeds of $2.0 million. On May 18, 2022, the Company issued 4,665 shares of Class A Common Stock for gross proceeds of $1.2 million.

Report of Independent Auditors

To the Members of the Audit Committee of eBay Inc. Board of Directors

We have audited the accompanying combined financial statements of StubHub and its subsidiaries, which comprise the combined balance sheets as of December 31, 2019 and 2018, and the related combined statements of income, comprehensive income, changes in invested equity and cash flows for the years then ended.

Management’s Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of StubHub and its subsidiaries as of December 31, 2019 and 2018, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 4 to the combined financial statements, the Company changed the manner in which it accounts for leases in 2019. Our audit opinion is not modified with respect to this matter.

/s/ PricewaterhouseCoopers LLP

San Jose, California

February 28, 2020

StubHub

Combined Balance Sheets

(in Millions)

	As of December 31, 2019	As of December 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$76	$103
Accounts receivable, net	9	6
Prepaid expenses	23	26
Other current assets	59	107

Total current assets	167	242
Long-term investments	13	3
Property and equipment, net	31	38
Goodwill	357	360
Intangible assets, net	5	15
Operating lease right-of-use assets	29	—
Deferred tax assets	26	24
Other assets	3	5

Total assets	$631	$687

LIABILITIES AND INVESTED EQUITY
Current liabilities:
Accounts payable	$20	$12
Accrued expenses and other current liabilities	236	260
Deferred revenue	23	22

Total current liabilities	279	294
Operating lease liabilities	20	—
Deferred tax liabilities	—	1
Other liabilities	6	4

Total liabilities	305	299

Commitments and contingencies (Note 9)
Invested equity:
Accumulated other comprehensive income (loss)	(3)	1
Net parent investment	329	387

Total liabilities and invested equity	$631	$687

The accompanying notes are an integral part of these combined financial statements.

StubHub

Combined Statements of Income

(in Millions)

	Years Ended
	December 31, 2019	December 31, 2018
Net revenues	$1,121	$1,084
Cost of net revenues	300	278

Gross profit	821	806

Operating expenses:
Sales and marketing	490	483
Product development	112	101
General and administrative	144	122
Provision for transaction losses	23	33
Amortization of acquired intangible assets	9	10
Restructuring	11	17

Total operating expenses	789	766

Income from operations	32	40
Income before income taxes	32	40
Income tax benefit (provision)	(1)	(24)

Net income	$31	$16

The accompanying notes are an integral part of these combined financial statements.

StubHub

Combined Statements of Comprehensive Income

(in Millions)

	Years Ended
	December 31, 2019	December 31, 2018
Net income	$31	$16

Other comprehensive income (loss), net of reclassification adjustments:
Foreign currency translation adjustments	(4)	(8)

Comprehensive income	$27	$8

The accompanying notes are an integral part of these combined financial statements.

StubHub

Combined Statements of Changes in Invested Equity

(in Millions)

	Net Parent Investment	Accumulated Other Comprehensive Income	Total
Balance, January 1, 2018	$393	$9	$402
Net income for the period	16	—	16
Foreign currency translation adjustments	—	(8)	(8)
Net transfers to Parent	(22)	—	(22)

Balance, January 1, 2019	$387	$1	$388

Net income for the period	31	—	31
Foreign currency translation adjustments	—	(4)	(4)
Net transfers to Parent	(89)	—	(89)

Balance, December 31, 2019	$329	$(3)	$326

The accompanying notes are an integral part of these combined financial statements.

StubHub

Combined Statements of Cash Flows

(in Millions)

	Years Ended
	December 31, 2019	December 31, 2018
Cash flows from operating activities:
Net income	$31	$16
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for transaction losses	23	33
Depreciation and amortization	26	30
Stock-based compensation	44	43
Deferred income taxes	(3)	(1)
Changes in assets and liabilities
Accounts receivable	(4)	1
Prepaid expenses	3	7
Other current assets	47	(36)
Other non-current assets	—	5
Accounts payable	8	(11)
Accrued expenses and other liabilities	(51)	(17)
Deferred revenue	2	—

Net cash provided by operating activities	126	70

Cash flows from investing activities:
Purchases of property and equipment	(10)	(13)
Purchases of equity investments	(11)	—

Net cash (used in) investing activities	(21)	(13)

Cash flows from financing activities:
Net transfers from (to) Parent	(132)	(61)

Net cash (used in) financing activities	(132)	(61)

Effect of exchange rate changes on cash and cash equivalents	—	(3)

Net increase (decrease) in cash and cash equivalents	(27)	(7)
Cash and cash equivalents at beginning of period	103	110

Cash and cash equivalents at end of period	$76	$103

Supplemental cash flow disclosures:
Cash paid for:
Income taxes	$3	$2

The accompanying notes are an integral part of these combined financial statements.

StubHub

Notes to Combined Financial Statements

1. Organization and Nature of Business

The StubHub business (“StubHub” or the “Company”) is a global ticket marketplaces leader. StubHub’s online ticket platforms are located at www.StubHub.com, its localized counterparts and the StubHub mobile apps. These platforms connect fans with their favorite sporting events, shows and artists and enable them to buy and sell millions of tickets annually, whenever and wherever they want.

The Company primarily derives revenue from its ticketing services through its domestic and international online and mobile app platform. Visitors come from various countries to StubHub to buy or sell tickets to live entertainment events. StubHub business partners include leagues, teams, venues, events or other major third party companies in the U.S. and internationally across major sports leagues such as the National Football League (“NFL”), Major League Baseball (“MLB”), National Basketball Association (“NBA”), National Hockey League (“NHL”), and the National Collegiate Athletic Association (“NCAA”). StubHub enters into arrangements with ticket holders (i.e. “sellers”) who post tickets for sale or resale, and charges a service fee based on the new sales price determined by the seller for each successful sale transaction. While the purchase price is determined by the seller, certain domestic or international jurisdictions may prohibit the resale of event tickets (anti-scalping laws) at prices above the face value of the tickets. The buyer also pays a service fee for the successful transaction, which represents another revenue-generating source for the Company.

The Company aims to continue extending its reach by focusing on supply expansion, which includes increasing consumer selling on the site, and broadening StubHub’s international footprint. As one of the world’s largest ticket marketplaces, StubHub brings the joy of live events to fans around the world.

2. Basis of Presentation

These combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”), are presented on a standalone basis and are derived from the consolidated financial statements and accounting records of eBay Inc. (“eBay” or the “Parent”) using the historical results of operations and historical cost basis of the assets and liabilities of eBay that comprise the StubHub business. Throughout the years ended December 31, 2019 and 2018, the StubHub business operated as a part of Parent. Consequently, stand-alone financial statements have not been historically prepared for StubHub. These financial statements have been prepared on a combined basis as they represent a portion of eBay’s business and are not a separate legal entity. The accompanying combined financial statements are presented on a stand-alone basis as if the operations of StubHub had been conducted independently from Parent and present only the historical financial information of the economic activities that comprise the StubHub business. The combined financial statements also include certain assets and liabilities that have historically been held by eBay or other eBay subsidiaries but are specifically identifiable to the StubHub business.

The combined financial statements reflect assumptions, estimates and allocations made by Parent to depict StubHub on a stand-alone basis. As a result, the financial statements included herein may not necessarily be indicative of StubHub’s financial position, results of operations, or cash flows had StubHub operated as a stand-alone entity during the periods presented. The accompanying combined financial statements only include assets and liabilities that are specifically attributable to the StubHub business, whereas all costs directly related to the StubHub business have been included in the accompanying combined financial statements.

The combined statements of income include all revenues and costs directly attributable to the Company as well as an allocation of expenses from Parent for certain support functions provided on a centralized basis related to customer support, system operations, payment processing, logistics and fulfillment, sales and marketing, product development, and other general and administrative services. Parent allocates costs to the Company using methodologies that management believes are appropriate and reasonable. These expenses have been allocated

StubHub

Notes to Combined Financial Statements

from Parent based on direct usage or benefit when specifically identifiable, with the remainder allocated primarily on a pro rata basis of revenue, headcount, or other systematic measures. The Company considers these allocations to be a reasonable reflection of the utilization of services or the benefit received. The impact of these allocated costs on the Company’s combined statements of income is summarized in “Note 7 – Allocation of corporate expenses”.

The Company’s future results of operations will include costs and expenses for it to operate as an independent company, and these costs and expenses may materially differ from its historical combined results of operations, financial position and cash flows. Accordingly, the combined financial statements presented for the years ended December 31, 2019 and 2018 are not necessarily indicative of the Company’s future results of operations, financial position, and cash flows. Actual costs that would have been incurred if the Company had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure.

Parent has a centralized treasury function that maintains cash management and financing activities for its subsidiaries. Accordingly, a substantial portion of the Company’s cash balances are transferred to Parent’s cash management accounts regularly by Parent at its discretion and therefore are not included in the combined financial statements. Only cash balances legally owned by the Company are reflected in the combined balance sheets. Transfers of cash between the Company and Parent are included within “Net transfers from (to) parent” on the combined statements of cash flows and the combined statements of invested equity.

Principles of combination

The combined financial statements of the Company include assets and liabilities that have been determined to be specifically identifiable to the StubHub business. All significant intra-company transactions within the Company have been eliminated. All significant transactions between the Company and other businesses of eBay are included in these combined financial statements.

Invested equity

The net parent investment represents Parent’s interest in the recorded net assets of the Company, the cumulative net investment by Parent in the Company through the dates presented and includes the Company’s cumulative operating results. All transactions between the Company and Parent are considered to be effectively settled through the net parent investment at the time the transactions are recorded.

3. Summary of Significant Accounting Policies

(a) Use of estimates

The preparation of the combined financial statements in conformity with US GAAP requires management to exercise judgement and to make estimates and assumptions that affect the reported amounts reported in the Company’s combined financial statements and accompanying notes. On an ongoing basis, the Company evaluates the estimates, including those related to stock-based compensation, provisions for transaction losses, legal contingencies, income taxes, revenue recognition, goodwill and the recoverability of intangible assets. The Company bases these estimates on historical experience and on various other assumptions that the Company believes to be reasonable under the circumstances. Actual results could differ from those estimates.

(b) Revenue Recognition

The Company recognizes revenue when it transfers control of promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. Revenue is recognized net of any taxes collected, which are subsequently remitted to governmental authorities.

StubHub

Notes to Combined Financial Statements

The Company adopted Accounting Standard Codification 606 (“ASC 606”) on January 1, 2018 using the full retrospective transition method. The Company considers delivery of tickets to be fulfillment activities and, consequently, the performance obligation is considered to be satisfied upon payment to sellers.

Net transaction revenues

Net transaction revenues primarily include final value fees from sellers and buyers, where the one performance obligation extends to both buyers and sellers. The Company considers delivery of tickets to be fulfillment activities and, consequently, the performance obligation is satisfied, and final value fees are recognized, upon payment to sellers.

Further, to drive traffic to the platform, the Company provides incentives to buyers and sellers in various forms, including discounts on fees, discounts on items sold, coupons and rewards. Promotions and incentives which are consideration payable to a customer are recognized as a reduction of revenue at the latter of when revenue is recognized or when the Company pays or promises to pay the incentive. In addition, the Company may provide credits to customers when the Company refunds certain fees. Credits are accounted for as variable consideration at contract inception when estimating the amount of revenue to be recognized when a performance obligation is satisfied, to the extent that it is probable that a significant reversal of revenue will not occur, and updated as additional information becomes available.

Marketing services and other revenues

The Company’s marketing services and other revenues are derived principally from the sale of owned ticket inventory sales, advertisements, and revenue sharing arrangements. Revenue from sale of owned tickets is recognized when, the ticket is sold, to the extent that it is probable that a significant reversal of revenue will not occur and updated as additional information becomes available.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represents both amounts invoiced, as well as revenue recognized prior to invoicing when the Company has satisfied the performance obligation and has the unconditional right to payment. The allowance for doubtful accounts and authorized credits is estimated based upon the Company’s assessment of various factors including historical experience, the age of the accounts receivable balances, current economic conditions and other factors that may affect the customers’ ability to pay. The allowance for doubtful accounts was $0 million and $1 million as of December 31, 2019 and 2018, respectively.

Deferred revenue consists of fees received related to unsatisfied performance obligations at the end of the period. Due to the generally short-term duration of contracts, the majority of the performance obligations are satisfied in the following reporting period. The amount of revenue recognized for the year ended December 31, 2019, that was included in the deferred revenue balance at the beginning of the period was $21 million. The amount of revenue recognized for the year ended December 31, 2018 that was included in the deferred revenue balance at the beginning of the period was $22 million.

StubHub

Notes to Combined Financial Statements

Disaggregation of revenue

The following table presents the Company’s revenues disaggregated by revenue stream (in millions) for the years ended December 31, 2019 and 2018:

	Years Ended
	December 31, 2019	December 31, 2018
Net revenues:
Net transaction revenue	$1,057	$1,069
Marketing services and other revenues	64	15

Total net revenues	$1,121	$1,084

(c) Leases

The Company adopted Topic ASC 842 – New Leases Standard on January 1, 2019. Under this policy, the Company determines if an arrangement is a lease or contains a lease at inception. Operating lease liabilities are recognized based on the present value of the remaining lease payments, discounted using the discount rate for the lease at the commencement date. As the rate implicit in the lease is not readily determinable for the Company’s operating leases, the Company generally uses an incremental borrowing rate consistent with the Parent’s, which is based on information available at the commencement date to determine the present value of future lease payments. Operating right-of-use (“ROU”) assets are generally recognized based on the amount of the initial measurement of the lease liability, adjusted for accrued lease payments (i.e. deferred rent) and the remaining balance of lease incentives received. The Company’s leases have remaining lease terms of up to ten years, some of which include options to extend the leases for up to five years, and some of which include options to terminate the leases within one years.

Operating leases are included in operating lease right-of-use assets, other current liabilities and operating lease liabilities on the combined balance sheets. Lease expense is recognized on a straight-line basis over the lease term.

(d) Advertising expense

The Company expenses the costs of producing advertisements at the time production occurs and expenses the cost of communicating advertisements in the period during which the advertising space or airtime is used. The Company recognizes advertising as an element of sales and marketing expense. Internet advertising expenses are recognized based on the terms of the individual agreements, which are generally over the greater of the ratio of the number of impressions delivered over the total number of contracted impressions, on a pay-per-click basis, or on a straight-line basis over the term of the contract. Advertising expense totaled $206 million and $190 million for the years ended December 31, 2019 and 2018, respectively. Of these amounts, an immaterial amount is allocated from the Parent.

(e) Stock-based compensation

The Company determines compensation expense associated with restricted stock units (“RSUs”) based on the fair value of the Parent’s common stock on the grant date. The Company determines compensation expense associated with stock options based on the estimated grant date fair value method using the Black-Scholes valuation model. The Company generally recognizes compensation expense using a straight-line amortization method over the respective vesting period for awards that are ultimately expected to vest. Accordingly, stock-

StubHub

Notes to Combined Financial Statements

based compensation expense for the years ended December 31, 2019 and 2018 has been reduced for estimated forfeitures. When estimating forfeitures, the Company considers voluntary termination behavior as well as trends of actual option forfeitures. The Company recognizes a benefit or provision from stock-based compensation in earnings as a component of income tax expense to the extent that an incremental tax benefit or deficiency is realized by following the ordering provision of the tax law.

(f) Provision for transaction losses

Provision for transaction losses consists primarily of losses resulting from buyer protection programs, fraud and bad debt expense associated with the Company’s accounts receivable balance. Provisions for these items represent the estimate of actual losses based on historical experience and many other factors including changes to protection programs, the impact of regulatory changes and economic conditions.

(g) Income taxes

Income taxes as presented herein attribute current and deferred income taxes of eBay to the Company’s stand-alone financial statements in a manner that is systematic and consistent with the asset and liability method prescribed by ASC 740. The Company’s income tax provision was prepared following the separate return method, as modified by the benefits-for-loss approach. Accordingly, the operating losses and other tax attributes are characterized as utilized when those attributes have been utilized by other members of the eBay consolidated group. In addition, the separate return method applies ASC 740 to the stand-alone financial statements of each member of the combined group as if the group member were a separate taxpayer and a stand-alone enterprise. As a result, actual tax transactions included in the consolidated financial statements of eBay may not be included in the separate combined financial statements of the Company. Similarly, the tax treatment of certain items reflected in the separate combined financial statements of the Company may not be reflected in the consolidated financial statements and tax returns of eBay; therefore, items such as net operating losses, credit carry forwards, and valuation allowances may exist in the stand-alone financial statements that may or may not exist in eBay’s consolidated financial statements.

StubHub is a member of the eBay consolidated group and its U.S. taxable income is included in the consolidated U.S. federal income tax return of eBay as well as in returns filed by eBay with certain state and local taxing jurisdictions. As the Company’s operations are included in eBay’s tax returns, payments to tax authorities are made by eBay and not by the Company. The Company does not maintain taxes payable to eBay, which are deemed to be settled through changes in net parent investment immediately upon payment by eBay to the tax authorities.

The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken based on a separate return filing methodology. The liability for unrecognized tax benefits has been recorded through net parent investment. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

The Company accounted for the tax effects of The Tax Cuts and Jobs Act, enacted on December 22, 2017, on a provisional basis. The accounting was completed in the fourth quarter of 2018 within the one year measurement period from the enactment date.

(h) Cash, cash equivalents

Cash and cash equivalents are short-term, highly liquid investments with original maturities of three months or less when purchased and are primarily comprised of bank deposits and certificates of deposit. Included in the

StubHub

Notes to Combined Financial Statements

cash and cash equivalents balance is cash received that includes cash collected on behalf of sellers, which amounts are to be remitted to these sellers on a regular basis. These amounts due to sellers are included in accrued expenses and other current liabilities.

(i) Investments

Long-term investments include equity investments. The Company’s equity investments are primarily investments in privately-held companies. When the Company does not have control of an investee, the investment is accounted for as either an equity investment without readily determinable fair values or an equity investment under the equity method of accounting. When the Company does have the ability to exercise significant influence over operating and financial policies of an investee, the Company applies the equity method of accounting on the investment. This type of investment is initially recognized at cost on the combined balance sheets and subsequently adjusted on a regular basis for the Company’s share of the investee’s earnings or losses. In 2019, the Company invested $11 million in cash in exchange for a 43% equity interest in Onebox Iberica SL, which is accounted for as an equity investment under the equity method of accounting. The Company’s share of investees’ results of operations is not significant for the years ended December 31, 2019 and 2018, respectively.

Equity investments without readily determinable fair values are accounted for at cost, less impairment and adjusted for subsequent observable price changes obtained from orderly transactions for identical or similar investments issued by the same investee. The Company reviews its equity investments for impairment when events and circumstances indicate a decline in fair value of such assets below carrying value and for observable transactions for identical or similar investments issued by the same investee.

(j) Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation. Depreciation for equipment and leasehold improvements commences once the assets are ready for their intended use. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (generally, one to three years for computer equipment and software, up to thirty years for building and building improvements, the shorter of five years or the term of the lease for leasehold improvements, and three years for furniture and fixtures).

(k) Goodwill and intangible assets

Goodwill is tested for impairment at a minimum on an annual basis at the reporting unit level. A qualitative assessment can be performed to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. If the reporting unit does not pass the qualitative assessment, then the reporting unit’s carrying value is compared to its fair value. The fair value of the reporting unit is estimated using income and market approaches. Goodwill is considered impaired if the carrying value of the reporting unit exceeds its fair value. The discounted cash flow method, a form of the income approach, uses expected future operating results and a market participant discount rate. The market approach uses comparable company prices and other relevant information generated by market transactions (either publicly traded entities or mergers and acquisitions) to develop pricing metrics to be applied to historical and expected future operating results of the reporting unit. Failure to achieve these expected results, changes in the discount rate or market pricing metrics may cause a future impairment of goodwill at the reporting unit. An annual impairment test of goodwill was conducted as of August 31, 2019 and 2018 and the Company determined that no adjustment to the carrying value of goodwill was required. As of December 31, 2019, the Company determined that no events or circumstances from August 31, 2019 through December 31, 2019 indicated that a further assessment was necessary.

StubHub

Notes to Combined Financial Statements

Intangible assets consist of customer lists and user base, developed technologies, and trademarks and tradenames. Intangible assets are amortized over the period of estimated benefit using the straight-line method and estimated useful lives ranging from one to five years. No significant residual value is estimated for intangible assets.

(l) Impairment of long-lived assets

The Company evaluates long-lived assets (including intangible assets) for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset or asset group may not be recoverable. An asset or asset group is considered impaired if its carrying amount exceeds the undiscounted future net cash flow the asset is expected to generate. The Company did not record any impairment charges for the years ended December 31, 2019 and 2018.

(m) Foreign currency

Assets and liabilities are translated into U.S. dollars using exchange rates prevailing at the balance sheet date, while revenues and expenses are translated at average exchange rates during the year. Gains and losses resulting from the translation of the combined balance sheets are recorded as a component of other comprehensive income (loss).

Most of the Company’s foreign subsidiaries use the local currency of their respective countries as their functional currency. There are no material gains and losses from foreign currency transactions during the years ended December 31, 2019 and 2018.

(n) Derivative instruments

The Company uses derivative financial instruments not designated as hedges, such as forwards, to hedge foreign currency balance sheet exposures. The Company does not use derivative financial instruments for trading purposes.

See “Note 10 — Fair value measurement of assets and liabilities” for a full description of the Company’s derivative instrument activities and related accounting policies.

(o) Concentration of credit risk

The Company’s cash and cash equivalents, accounts receivable, and derivative instruments are potentially subject to concentration of credit risk. Cash and cash equivalents are placed with financial institutions that management believes are of high credit quality. The Company’s accounts receivable are derived from revenue earned from customers. As of December 31, 2019 and 2018, no customers accounted for greater than 10% of the Company’s accounts receivable. In the years ended December 31, 2019 and 2018, no customer accounted for more than 10% of net revenues. The derivative instruments expose the Company to credit risk to the extent that its counterparties may be unable to meet the terms of the agreements.

(p) Accounts receivable and allowance for doubtful accounts

The carrying value of the Company’s accounts receivable, net of the allowance for doubtful accounts, represents estimated net realizable value. Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing when the Company has satisfied the performance obligation and has the unconditional right to payment. The Company estimates its allowance for doubtful accounts and authorized credits based on historical collection trends, the age of outstanding receivables, and existing economic conditions. If events or changes in

StubHub

Notes to Combined Financial Statements

circumstances indicate that specific receivable balances may be impaired, further consideration is given to the collectability of those balances, and the allowance is adjusted accordingly. If amounts become uncollectible, they are charged to operations in the period in which that determination is made. Past-due receivable balances are written off when the Company’s internal collection efforts have been unsuccessful.

(q) Fair value measurements

The Company’s financial assets and liabilities are measured at fair value on a recurring basis as of December 31, 2019 and 2018. The Company’s financial assets and liabilities are valued using market prices on both active markets (Level 1), less active markets (Level 2) and little or no market activity (Level 3). The derivative instruments are valued using pricing models that take into account the contract terms as well as currency rates.

As of December 31, 2019 and 2018, the carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses and other current liabilities approximated their estimated fair values because of the short term nature of these financial instruments.

(r) Funds receivable and clearing

Funds receivable and clearing arise due to the time required to initiate collection and clear transactions through external payment networks. When customers fund their account using their bank account or a credit card or debit card, there is a clearing period before the cash is received or settled, usually one to three business days for U.S. transactions and generally up to five business days for international transactions. These clearing funds are classified as funds receivable in other current assets.

(s) Funds payable

Funds payable include funds awaiting collection and clearing through the external payment networks and cash collected from buyers awaiting payment to sellers. These balances are reflected on the combined balance sheets as a liability classified as accrued expenses and other current liabilities.

4. Recently issued accounting standards

Accounting pronouncements issued and adopted

Topic ASC 842 – New Leases Standard

In 2016, the Financial Accounting Standards Board (“FASB”) issued new guidance related to accounting for leases. The new guidance requires the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases under previous guidance. The Company adopted this guidance on January 1, 2019 using the modified retrospective approach, electing the package of practical expedients, and the practical expedient to not separate lease and non-lease components for operating leases. The Company also elected the optional transition method that permits adoption of the new standard prospectively, as of the effective date, without adjusting comparative periods presented. Adoption of the standard resulted in the recognition of $34 million of operating ROU assets and $36 million of operating lease liabilities on the Company’s combined balance sheets at adoption related to office space. The difference of $2 million represented deferred rent for leases that existed as of the date of adoption, which was an offset to the opening balance of right-of-use assets. The adoption of the standard on January 1, 2019 did not have a material impact on the Company’s combined statements of income, comprehensive income, changes in invested equity, and cash flows.

StubHub

Notes to Combined Financial Statements

Topic ASC 606 – New Revenue Recognition Standard

In 2014, the FASB issued new accounting guidance related to revenue recognition. This new standard replaces all current GAAP guidance on this topic and eliminates all industry-specific guidance. The new revenue recognition guidance provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. In 2016, the FASB issued several amendments to the standard, including principal versus agent considerations when another party is involved in providing goods or services to a customer and the application of identifying performance obligations. The Company adopted the standard effective January 1, 2018 using the full retrospective transition method.

Under the new standard, the Company reviewed the Company’s revenue streams and identified various performance obligations related to the products and services offered. The Company made the policy election to consider delivery of tickets to be fulfillment activities, and consequently, the performance obligation is considered to be satisfied upon payment to sellers. The impact of this policy election will allow an acceleration of revenue recognition for certain users. The total impact resulting from the change in timing of recognition was a decrease in deferred revenue of $1 million as of January 1, 2018.

Other Standards

In 2017, the FASB issued new guidance that will shorten the amortization period for certain callable debt securities held at a premium to the earliest call date to more closely align with expectations incorporated in market pricing. The new guidance will not impact debt securities held at a discount. Adoption of this standard will be made on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. This standard was effective for annual reporting periods beginning after December 15, 2018, including interim reporting periods within those annual reporting periods. The adoption of the standard on January 1, 2019 did not have a material impact on the Company’s combined financial statements at adoption.

In 2018, the FASB issued new guidance to simplify the accounting for nonemployee share-based payment transactions by expanding the scope of ASC Topic 718, Compensation — Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. Under the new standard, most of the guidance on stock compensation payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. This standard was effective for annual reporting periods beginning after December 15, 2018, including interim reporting periods within those annual reporting periods. The adoption of the standard on January 1, 2019 did not have a material impact on the Company’s combined financial statements at adoption.

In 2018, the FASB issued guidance to permit use of the Overnight Index Swap (“OIS”) rate as a U.S. benchmark interest rate for hedge accounting purposes in addition to the UST, the London Inter-Bank Offered Rate (“LIBOR”) swap rate, the OIS rate based on the Fed Funds Effective Rate, and the Securities Industry and Financial Market Association Municipal Swap Rate. This guidance was effective for annual reporting periods beginning after December 15, 2018, including interim reporting periods within those annual reporting periods. The adoption of the standard on January 1, 2019 did not have a material impact on the Company’s combined financial statements at adoption.

In 2016, the FASB issued new guidance related to accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets

StubHub

Notes to Combined Financial Statements

resulting from unrealized losses on available-for-sale debt securities. In 2018, the FASB issued certain clarifications related to the application of the new guidance. The Company adopted this guidance on January 1, 2018 with no material impact on its combined financial statements at adoption.

In 2016, the FASB issued new guidance that clarifies the classification of certain cash receipts and cash payments in the statements of cash flows, including debt prepayment or extinguishment costs, settlement of contingent consideration arising from a business combination, insurance settlement proceeds, and distributions from certain equity method investees. Additionally, the FASB issued new guidance to include restricted cash with cash and cash equivalents when reconciling the beginning-of-the-period and end-of-the period total amounts shown on the statements of cash flows. The new standards were effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The Company adopted this guidance on January 1, 2018 with no material impact on its combined financial statements at adoption.

In 2016, the FASB issued new guidance that requires the recognition of the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs. This removes the exception to postpone recognition until the asset has been sold to an outside party. This standard was effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods, with early adoption permitted. It is required to be applied on a modified retrospective basis through a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. The Company adopted this guidance on January 1, 2018 with no material impact on its combined financial statements at adoption.

In 2017, the FASB issued new guidance that narrows the application of when an integrated set of assets and activities is considered a business and provides a framework to assist entities in evaluating whether both an input and a substantive process are present to be considered a business. It is expected that the new guidance will reduce the number of transactions that would need to be further evaluated and accounted for as a business. This standard was effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods, with early adoption permitted. The Company adopted this guidance on January 1, 2018 with no material impact on its combined financial statements at adoption.

In 2017, the FASB issued new guidance to clarify the scope and application of the sale or transfer of nonfinancial assets to noncustomers, including partial sales and also defines what constitutes an “in substance nonfinancial asset” which can include financial assets. The new guidance eliminates several accounting differences between transactions involving assets and transactions involving businesses. Further, the guidance aligns the accounting for de-recognition of a nonfinancial asset with that of a business. This standard was effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. The Company adopted this guidance on January 1, 2018 with no material impact on its combined financial statements at adoption.

In 2017, the FASB issued new guidance to amend the scope of modification accounting for share-based payment arrangements. The amendments in the update provide guidance on the types of changes to the terms or conditions of share-based payment awards that would be required to apply modification accounting under ASC 718, Compensation-Stock Compensation. The amendments were effective for annual reporting periods beginning after December 15, 2017 with early adoption permitted. The Company adopted this guidance on January 1, 2018 with no material impact on its combined financial statements at adoption.

In 2018, the FASB issued new guidance that allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act, eliminating the stranded tax effects resulting from the Tax Cuts and Jobs Act. However, the new guidance only applies to the tax

StubHub

Notes to Combined Financial Statements

effects resulting from the Tax Cuts and Jobs Act and does not change the underlying guidance to recognize the effect of a change in tax laws or rates in income from continuing operations. The amendments were effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years, with early adoption permitted. The Company elected to not reclassify the stranded tax effects resulting from the Tax Cut and Jobs Act to retained earnings. Accordingly, the standard does not have an impact on its combined financial statements.

Accounting pronouncements issued not yet adopted

In 2016, the FASB issued new guidance that requires credit losses on financial assets measured at amortized cost basis to be presented at the net amount expected to be collected, not based on incurred losses. Further, credit losses on available-for-sale debt securities should be recorded through an allowance for credit losses limited to the amount by which fair value is below amortized cost. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. This standard impacts the Company’s accounting for allowances for doubtful accounts, available-for-sale securities and other assets subject to credit risk. In preparation for the adoption of this standard, the Company will update our credit loss models as needed. The Company has completed its analysis of the impact of this guidance and the adoption of this standard will not have a material impact on the Company’s combined financial statements.

In 2017, the FASB issued new guidance to simplify the subsequent measurement of goodwill by removing the requirement to perform a hypothetical purchase price allocation to compute the implied fair value of goodwill to measure impairment. Instead, any goodwill impairment will equal the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. Further, the guidance eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. This standard is effective for annual or any interim goodwill impairment test in fiscal years beginning after December 15, 2019, with early adoption permitted for impairment tests performed after January 1, 2017. The Company does not expect the adoption of this standard to have a material impact on the combined financial statements.

In 2018, the FASB issued new guidance on a customer’s accounting for implementation, set-up, and other upfront costs incurred in a cloud computing arrangement that is hosted by the vendor (i.e., a service contract). Under the new guidance, customers will apply the same criteria for capitalizing implementation costs as they would for an arrangement that has a software license. This standard will be effective for annual reporting periods beginning after December 15, 2019, including interim reporting periods within those fiscal years, with early adoption permitted. The Company does not expect the adoption of this standard to have a material impact on the combined financial statements.

In 2018, the FASB issued new guidance to clarify the interaction between Collaborative Arrangements and Revenue from Contracts with Customers standards. The guidance (1) clarifies that certain transactions between collaborative arrangement participants should be accounted under revenue guidance; (2) adds unit of account guidance to the collaborative arrangement guidance to align with the revenue standard; and (3) clarifies presentation guidance for transactions with a collaborative arrangement participant that is not accounted for under the revenue standard. The guidance is effective for annual reporting periods beginning after December 15, 2019, including interim reporting periods within those annual reporting periods, with early adoption permitted. The Company does not expect the adoption of this standard to have a material impact on the combined financial statements.

In 2019, the FASB issued new guidance to simplify the accounting for income taxes by removing certain exceptions to the general principles and also simplification of areas such as franchise taxes, step-up in tax basis

StubHub

Notes to Combined Financial Statements

goodwill, separate entity financial statements and interim recognition of enactment of tax laws or rate changes. The standard will be effective for the annual reporting periods beginning after December 15, 2020, including interim reporting periods within those fiscal years. The Company is evaluating the impact of adopting this new accounting guidance on the combined financial statements.

5.	Goodwill and intangible assets

Goodwill

The following table presents goodwill activity for the years ended December 31, 2019 and 2018 (in millions):

	January 1, 2018	Adjustments	December 31, 2018	Adjustments	December 31, 2019
Goodwill	$366	$(6)	$360	$(3)	$357

The adjustments to goodwill for the years ended December 31, 2019 and 2018 relate to foreign currency translation. There were no impairments to goodwill for the years ended December 31, 2019 and 2018.

Intangible assets

The components of identifiable intangible assets are as follows (in millions, except years):

	As of December 31, 2019
	Gross carrying amount	Accumulated amortization	Net carrying amount	Weighted average useful life (years)
Intangible assets
Customer lists and user base	$71	$(66)	$5	1
Developed technologies	37	(37)	—	—
Trademark & tradenames	50	(50)	—	—

Total	$158	$(153)	$5

	As of December 31, 2018
	Gross carrying amount	Accumulated amortization	Net carrying amount	Weighted average useful life (years)
Intangible assets
Customer lists and user base	$72	$(57)	$15	2
Developed technologies	37	(37)	—	—
Trademark & tradenames	50	(50)	—	—

Total	$159	$(144)	$15

Amortization expense for intangible assets was $9 million and $12 million for the years ended December 31, 2019 and 2018, respectively. Of these amounts, none are allocations from the Parent.

6.	Leases

The Company has operating leases for office space assets that the Company utilizes under lease arrangements. The Company does not have any finance leases.

StubHub

Notes to Combined Financial Statements

The following table provides a summary of leases by balance sheet location as of December 31, 2019 (in millions).

	Balance Sheet Location	December 31, 2019
Assets
Operating	Operating lease right-of-use assets	$29

Total leased assets		$29

Liabilities
Operating—current	Accrued expenses and other current liabilities	$11
Operating—noncurrent	Operating lease liabilities	20

Total lease liabilities		$31

The components of lease expense for the year ended December 31, 2019 were as follows (in millions):

Lease Costs	Statement of Income Location	Year Ended December 31, 2019
Operating lease cost (1)	Cost of net revenues, Sales and marketing, and General and administrative expenses	$12

Total lease cost		$12

Of this amount, an immaterial amount was allocated from the Parent.

(1)	Includes variable lease payments and sublease income that were immaterial during the year ended December 31, 2019.

Maturity of lease liabilities under the Company’s non-cancelable operating leases as of December 31, 2019 is as follows (in millions):

Operating
2020	$12
2021	11
2022	2
2023	2
2024	1
Thereafter	4

Total lease payments	32

Less interest	(1)

Present value of lease liabilities	$31

StubHub

Notes to Combined Financial Statements

Future minimum rental payments under the Company’s non-cancelable operating leases as of December 31, 2018 were as follows (in millions):

Leases(1)
2019	$12
2020	11
2021	11
2022	2
2023	1
Thereafter	2

Total minimum lease payments	$39

(1)	Amounts are based on ASC 840, Leases that was superseded upon the Company’s adoption of ASC 842, Leases on January 1, 2019.

Rent expense was $13 million for the year ended December 31, 2018. Of this amount, an immaterial amount was allocated from the Parent.

The following table provides a summary of the Company’s weighted average lease term and discount rate for the year ended December 31, 2019:

Year Ended December 30, 2019
Weighted Average Remaining Lease Term
Operating leases	3.97 years
Weighted Average Discount Rate
Operating leases	3.19%

Supplemental information related to the Company’s leases for the year ended December 31, 2019 is as follows (in millions):

Year Ended December 31, 2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$11

Year Ended December 31, 2019
Right-of-use assets obtained in exchange for new lease obligations:
Operating leases	$5

StubHub

Notes to Combined Financial Statements

7.	Allocation of corporate expenses

The combined statements of income include corporate expense allocations for services provided by the Parent. The corporate expenses that were allocated include expenses incurred for sales and marketing, information technology, finance, accounting, treasury and legal, real estate and facilities, human resources, stock-based compensation, procurement, advertising, product development, incentives, bonuses, and restructuring expenses related to the StubHub divestiture, and other corporate and infrastructure functions. These expenses have been allocated to StubHub based on direct usage or benefit when specifically identifiable. The remainder were allocated on a pro rata basis. The allocation methods include revenue, headcount or other systematic measures. During the years ended December 31, 2019 and 2018, the Company was allocated the following costs incurred by Parent, which are included in the combined statements of income (in millions):

	Years Ended
	December 31, 2019	December 31, 2018
Cost of net revenues	$17	$19
Sales and marketing	9	4
General and administrative	63	54
Product development	25	21
Restructuring	11	—

Total allocated costs	$125	$98

The allocations may not be necessarily indicative of actual costs for services or what the Company would have incurred on a stand-alone basis.

Shared Agreements with Parent

The Company operates under agreements executed by the Parent with third parties, including but not limited to information technology support, information security, human resource management, facility management, tax, corporate legal services, risk management, administration, finance, insurance, and payment licensing management.

8.	Net parent investment

Parent’s equity in the StubHub business is presented as net parent investment on the combined balance sheets. The combined statements of changes in net parent investment include net transfers to and from Parent. Parent performs cash management and other treasury-related functions on a centralized basis for the Company. All intercompany transactions not cash settled are considered to be settled at the time the transaction is recorded through net parent investment.

Net parent investment includes the following:

•	Certain intercompany receivables and payables between the Company and Parent that are deemed effectively settled;

•

Accrued liabilities related to corporate allocations including executive management, accounting, use of facilities, product development, corporate marketing, legal, employee benefits and other services that are deemed effectively settled;

•	Other assets, liabilities, revenues, and expenses recorded by Parent that have been pushed down to the Company as such amounts are directly attributable to the Company’s operations; and

StubHub

Notes to Combined Financial Statements

•	Cash sweeps and pooling with Parent related to the settlement of tax liabilities under the separate return method.

Net transfers from/to Parent are included within Net Parent Investment in the combined statements of changes in invested equity. All intercompany transactions effected through Net Parent Investment in the accompanying balance sheets have been considered as cash receipts or payments for purposes of the combined statements of cash flows, and are reflected in financing activities.

9.	Commitments and contingencies

Litigation and other legal matters

Overview

The Company is involved in legal and regulatory proceedings. Many of these proceedings are in early stages and may seek an indeterminate amount of damages. If the Company believes that a loss arising from such matters is probable and can be reasonably estimated, the Company accrues the estimated liability in its financial statements. If only a range of estimated losses can be determined, the Company accrues an amount within the range that, in management’s judgment, reflects the most likely outcome; if none of the estimates within that range is a better estimate than any other amount, the Company accrues the low end of the range. For those proceedings in which an unfavorable outcome is reasonably possible but not probable, the Company has disclosed an estimate of the reasonably possible loss or range of losses or the Company has concluded that an estimate of the reasonably possible loss or range of losses arising directly from the proceeding (i.e., monetary damages or amounts paid in judgment or settlement) is not material. If the Company cannot estimate the probable or reasonably possible loss or range of losses arising from a proceeding, the Company has disclosed that fact. In assessing the materiality of a proceeding, the Company evaluates, among other factors, the amount of monetary damages claimed, as well as the potential impact of non-monetary remedies sought by plaintiffs (e.g., injunctive relief) that may require the Company to change its business practices in a manner that could have a material adverse impact on its business.

Amounts accrued for legal and regulatory proceedings for which the Company believes a loss is probable were not material as of December 31, 2019 and 2018. Except as otherwise noted for the proceedings described in this Note 9, the Company has concluded, based on currently available information, that reasonably possible losses arising directly from the proceedings (i.e., monetary damages or amounts paid in judgment or settlement) in excess of the recorded accruals are also not material. However, legal and regulatory proceedings are inherently unpredictable and subject to significant uncertainties. If one or more matters were resolved against the Company in a reporting period for amounts in excess of management’s expectations, the impact on its operating results or financial condition for that reporting period could be material. Legal fees are expensed as incurred.

The Company is engaged in various legal proceedings, claims, audits, and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters and intellectual property infringement claims. The outcome of all of the matters against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s combined financial statements taken as a whole.

General matters

Third parties have from time to time claimed, and others may claim in the future, that the Company has infringed their intellectual property rights. The Company is subject to patent disputes and expects that it could be subject to

StubHub

Notes to Combined Financial Statements

additional patent infringement claims as the Company’s services continue to expand in scope and complexity. Such claims may be brought directly or indirectly against the Company and/or against the customers (who may be entitled to contractual indemnification under their contracts with the Company), and the Company is subject to increased exposure to such claims. The Company has in the past been forced to litigate such claims. The Company may also become more vulnerable to third-party claims as laws are interpreted by the courts, and as the Company expands the scope of its business (in terms of the services that it offers and its geographical operations) and becomes subject to laws in jurisdictions where the underlying laws with respect to the potential liability of online intermediaries like ourselves are either unclear or less favorable. Intellectual property claims, whether meritorious or not, are time consuming and costly to defend and resolve, could require expensive changes in methods of doing business or could require the Company to enter into costly royalty or licensing agreements on unfavorable terms.

From time to time, the Company is involved in other disputes or regulatory inquiries that arise in the ordinary course of business, including suits by users (individually or as class actions) alleging, among other things, improper disclosure of the prices, rules or policies, that the Company’s practices, prices, rules, policies or customer/user agreements violate applicable law or that it has acted unfairly and/or not acted in conformity with such practices, prices, rules, policies or agreements. Further, the number and significance of these disputes and inquiries are increasing as the political and regulatory landscape changes and, as the Company is growing larger. Any claims or regulatory actions against the Company, whether meritorious or not, could be time consuming, result in costly litigation, damage awards (including statutory damages for certain causes of action in certain jurisdictions), injunctive relief or increased costs of doing business through adverse judgment or settlement, require the Company to change the business practices in expensive ways, require significant amounts of management time, result in the diversion of significant operational resources or otherwise harm the business.

Indemnification provisions

The Company has entered into an indemnification agreement with Ticketbis to govern the acquisition of the business. This agreement provides for specific indemnity and liability obligations and could lead to disputes which may be significant.

In the ordinary course of business, the Company has included limited indemnification provisions in certain of the agreements with parties with which the Company has commercial relations, including standard marketing and promotions. Under these contracts, the Company generally indemnifies, holds harmless and agrees to reimburse the indemnified party for losses suffered or incurred by the indemnified party in connection with claims by a third party with respect to its domain names, trademarks, logos and other branding elements to the extent that such marks are applicable to the Company’s performance under the subject agreement. In certain cases, the Company has agreed to provide indemnification for intellectual property infringement. It is not possible to determine the maximum potential loss under these indemnification provisions due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision.

Other

The Parent is also involved in a number of other judicial and administrative proceedings arising in the ordinary course of business. Through its association with the Parent, the Company may be impacted by these proceedings. Although adverse decisions (or settlements) may occur in one or more of the cases, it is not possible to estimate the possible loss or losses from each of these cases. The final resolution of these lawsuits, individually or in the aggregate, is not expected to have a material adverse effect on our business, results of operations, financial condition or cash flow.

StubHub

Notes to Combined Financial Statements

10.	Fair value measurement of assets and liabilities

The Company’s assets and liabilities measured at fair value on a nonrecurring basis include cash and cash equivalents and derivatives. The Company reviews the carrying amounts of such assets when events indicate that their carrying value may not be recoverable. Any resulting impairment would require that the assets and liabilities be recorded at its fair value.

The following tables present the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2019 and 2018 (in millions):

	As of December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Assets:
Cash and cash equivalents	$76	$76	$—
Derivatives	2	—	2

Total financial assets	$78	$76	$2

Liabilities:
Derivatives	$2	$—	$2

	As of December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Assets:
Cash and cash equivalents	$103	$103	$—
Derivatives	9	—	9

Total financial assets	$112	$103	$9

Liabilities:
Derivatives	$7	$—	$7

Derivative instruments

The Company’s primary objective in holding derivatives is to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates and interest rates. These hedging contracts reduce, but do not entirely eliminate, the impact of adverse foreign exchange rate movements. The Company does not use any of the derivative instruments for trading purposes.

Non-Designated hedges

The Company’s derivatives consist of foreign currency forward contracts that were primarily used to hedge monetary assets or liabilities. The Company does not apply hedge accounting to any of its derivative instruments. The gains and losses on the Company’s derivatives not designated as hedging instruments are recorded in interest and other, net, which are offset by the foreign currency gains and losses on the related assets and liabilities that are also recorded in interest and other, net. The Company classifies cash flows related to the non-designated hedging instruments as operating activities in the combined statements of cash flows.

StubHub

Notes to Combined Financial Statements

Fair value of derivative contracts

The fair values of the outstanding derivative instruments as of December 31, 2019 and 2018 were as follows (in millions):

	Balance Sheet Location	December 31, 2019	December 31, 2018
Derivative Assets:
Foreign exchange contracts not designated as hedging instruments	Other Current Assets	$2	$9

Total derivative assets		$2	$9
Derivative Liabilities:
Foreign exchange contracts not designated as hedging instruments	Accrued Expenses and Other Current Liabilities	2	7

Total derivative liabilities		$2	$7

Total fair value of derivative instruments		$—	$2

The Company is allowed to net settle transactions of the same type with a single net amount payable by one party to the other. However, the Company has elected to present the derivative assets and derivative liabilities on a gross basis on its combined balance sheets. As of December 31, 2019, the potential effect of rights of set-off associated with the foreign exchange contracts would be an offset to both assets and liabilities by $1 million, resulting in net derivative assets of $1 and net derivative liabilities of $1 million.

Effect of derivative contracts on combined statements of income

The following table provides a summary of the total gain (loss) recognized in the combined statements of income from the Company’s foreign exchange derivative contracts by location:

	Years Ended
	December 31, 2019	December 31, 2018
Foreign exchange contracts not designated as hedging instruments recognized in interest and other, net	$2	$4

Total gain (loss) recognized from foreign exchange derivative contracts in the combined statements of income	$2	$4

Notional amounts of derivative contracts

Derivative transactions are measured in terms of the notional amount, but this amount is not recorded on the balance sheet and is not, when viewed in isolation, a meaningful measure of the risk profile of the instruments. The notional amount is generally not exchanged, but is used only as the basis on which the value of foreign

StubHub

Notes to Combined Financial Statements

exchange payments under these contracts is determined. The following table provides the notional amounts of the Company’s outstanding derivatives as of December 31, 2019 and 2018 (in millions):

	December 31, 2019	December 31, 2018
Foreign exchange contracts not designated as hedging instruments	$271	$615

Total	$271	$615

11.	Balance sheet components

Other current assets

	As of	As of
	December 31, 2019	December 31, 2018
	(In millions)
Funds receivable and clearing	$42	$52
Inventory	7	10
Tax receivable	10	37
Other	—	8

Other current assets	$59	$107

Property and equipment, net

	As of	As of
	December 31, 2019	December 31, 2018
	(In millions)
Computer equipment and software	$139	$134
Land and buildings, including building improvements	11	11
Leasehold improvements	38	36
Furniture and fixtures	11	11
Construction in progress and other	2	2

Property and equipment, gross	201	194
Accumulated depreciation	(170)	(156)

Property and equipment, net	$31	$38

Total depreciation expense on property and equipment for the years ended December 31, 2019 and 2018 totaled $17 million and $18 million, respectively.

StubHub

Notes to Combined Financial Statements

Accrued expenses and other current liabilities

	As of	As of
	December 31, 2019	December 31, 2018
	(In millions)
Advertising accruals	$42	$65
Funds payable	59	56
Compensation and related benefits	49	34
Gift card liabilities	25	22
Accrued professional expenses	20	24
Other current tax liabilities	12	34
Reserve for transaction loss	14	11
Operating lease liability – current	11	—
Other	4	14

Accrued expenses and other current liabilities	$236	$260

12.	Employee benefit plans

The Company’s employees participate in Parent’s equity incentive plans. In addition, certain employees participate in Parent’s employee stock purchase plan. All awards granted under these plans consisted of Parent’s common shares. The Company’s combined statements of income reflect compensation expense for these stock-based plans associated with the portion of Parent’s equity incentive plans in which the Company’s employees participate as well as an allocation for Parent’s corporate and other shared employee expenses.

Parent’s equity incentive plans

Parent has equity incentive plans under which Parent grants equity awards, including stock options, RSUs, performance-based RSUs (“PBRSUs”), stock payment awards and performance share units, to the directors, officers and employees.

Stock options granted under these plans generally vest 12.5% six months from the date of grant (or 25% one year from the date of grant for grants to new employees) with the remainder vesting at a rate of 2.08% per month thereafter, and generally expire seven to ten years from the date of grant. RSU awards granted to eligible employees under the equity incentive plans generally vest in annual or quarterly installments over a period of three to five years, are subject to the employees’ continuing service to the Company and do not have an expiration date.

PBRSU awards are subject to performance and time-based vesting requirements. The target number of shares subject to the PBRSU award are adjusted based on the business performance measured against the performance goals approved by Parent’s Compensation Committee at the beginning of the performance period. The PBRSU award targets are based on Parent’s consolidated performance. Generally, if the performance criteria is satisfied, one-half of the award vests in March following the end of the performance period and the other half of the award vests in March of the following year.

StubHub

Notes to Combined Financial Statements

Parent’s employee stock purchase plan

Parent has an Employee Stock Purchase Plan (“ESPP”) for all eligible employees in the Company. Under the plan, shares of Parent’s common stock may be purchased over an offering period with a maximum duration of two years at 85% of the lower of the fair market value on the first day of the applicable offering period or on the last day of the six month purchase period. Employees may purchase shares having a value not exceeding 10% of their eligible compensation during an offering period. During 2019 and 2018, employees of the Company purchased approximately 220 thousand and 263 thousand shares of the Parent’s common stock at average prices of $25.63 and $23.93 per share, respectively.

Parent’s stock option activity

No stock options were granted in 2019 and 2018. During 2019 and 2018, the aggregate intrinsic value of options exercised under Parent’s equity incentive plans was nil and $1 million, respectively, determined as of the date of option exercise. As of December 31, 2019, there are no outstanding and in-the-money options to purchase shares of Parent’s common stock related to the Company’s employees.

Parent’s restricted stock unit activity

The following table presents RSU activity (including PBRSUs that have been earned) under Parent’s equity incentive plans that the Company’s employees participated in as of and for the years ended December 31, 2019 and 2018 (in thousands, except per share amounts):

	Units	Weighted Average Grant-Date Fair Value (per share)
Outstanding at January 1, 2018	2,853	$29.47
Awarded and assumed	1,784	38.08
Vested	(1,149)	29.64
Forfeited	(998)	33.29

Outstanding at January 1, 2019	2,490	37.59
Awarded and assumed	1,663	37.69
Vested	(1,076)	32.79
Forfeited	(699)	35.41

Outstanding at December 31, 2019	2,378	$36.76

During both 2019 and 2018, the aggregate intrinsic value of RSUs vested under Parent’s equity incentive plans that the Company’s employees participated in was $42 million.

StubHub

Notes to Combined Financial Statements

Stock-Based Compensation Expense

The following table presents stock-based compensation expense for the years ended December 31, 2019 and 2018 (in millions):

	Years Ended
	December 31, 2019	December 31, 2018
Cost of net revenue	$10	$13
Sales and marketing	6	5
Product development	14	15
General and administrative	14	10

Total stock-based compensation expense	$44	$43

Included in total stock-based compensation expense above is $6 million and $7 million, respectively, of allocations related to Parent’s corporate and shared services employees. As of December 31, 2019, there was approximately $64 million of unearned stock-based compensation related to the grants to the Company’s employees that will be expensed from 2020 through 2023. If there are any modifications or cancellations of the underlying unvested awards, the Company may be required to accelerate, increase or cancel all or a portion of the remaining unearned stock-based compensation expense. Future unearned stock-based compensation will increase to the extent the Company grants additional equity awards, changes the mix of grants between stock options and restricted stock units, or assumes unvested equity awards in connection with acquisitions.

Parent’s employee savings plans

Parent has a defined contribution plan which is qualified under Section 401(k) of the Internal Revenue Code. Participating employees may contribute up to 50% of their eligible compensation, but not more than statutory limits. In 2019 and 2018, Parent contributed one dollar for each dollar a participant contributed, with a maximum contribution of 4% of each employee’s eligible compensation, subject to a maximum employer contribution of $11,200 and $11,000 per employee for each period, respectively. The non-U.S. employees are covered by various other savings plans. Total expense for the Company’s employees covered under these plans was $5 million for each of the years ended December 31, 2019 and 2018. Of these amounts, an immaterial amount is allocated from the Parent.

13.	Income taxes

The Company’s income tax provision was prepared following the separate return method, as modified by the benefits-for-loss approach. Accordingly, the operating losses and other tax attributes are characterized as utilized when those attributes have been utilized by other members of the eBay consolidated group. In addition, the separate return method applies ASC 740 to the stand-alone financial statements of each member of the consolidated group as if the group member were a separate tax payer and a stand-alone enterprise. Due to this treatment, tax transactions included in the consolidated financial statements of the Parent may not be included in the separate combined financial statements of the Company. Similarly, there may be certain tax treatments within the combined financial statements of the Company which would not be found in the consolidated financial statements and tax returns of the Parent. Examples of such items include net operating losses, credit carry forwards, and valuation allowances, which may exist in the stand-alone financial statements but not in the Parent’s consolidated financial statements.

Furthermore, the combined financial statements do not reflect any amounts due to or due from the Parent for income tax related matters as it is assumed that all such amounts were settled through net parent investment at each balance sheet date.

StubHub

Notes to Combined Financial Statements

The components of pretax income for the years ended December 31, 2019 and 2018 are as follows (in millions):

	Years Ended
	December 31, 2019	December 31, 2018
United States	$143	$210
International	(111)	(170)

	$32	$40

The provision for income taxes is comprised of the following, for the following periods (in millions):

	Years Ended
	December 31, 2019	December 31, 2018
Current:
Federal	$23	$42
State and local	5	8
Foreign	(24)	(25)

	$4	$25

Deferred:
Federal	$(4)	$1
State and local	—	(1)
Foreign	1	(1)

	(3)	(1)

	$1	$24

The following is a reconciliation of the difference between the actual provision for income taxes and the provision computed by applying the federal statutory rate of 21% for 2019 and 2018 to income before income taxes (in millions):

	Years Ended
	December 31, 2019	December 31, 2018
Provision at statutory rate	$7	$8
Foreign income taxed at different rates	—	3
Other taxes on foreign operations	2	2
State taxes, net of federal benefit	2	6
Research and other tax credits	(4)	(3)
Stock-based compensation	—	(1)
Non-deductible restructuring expense	—	5
Executive compensation 162(m) limitation	1	—
Federal return to provision adjustment	—	2
Tax Settlements	(8)	—
Other	1	2

	$1	$24

StubHub

Notes to Combined Financial Statements

As previously mentioned, the Company’s income tax provision has been prepared following the benefits-for-loss approach, a modification to the separate return method. The impact on the effective tax rate of utilizing the benefits-for-loss approach decreased tax expense by $25 million and $27 million in 2019 and 2018, respectively.

Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to be reversed.

Significant deferred tax assets and liabilities consist of the following (in millions):

	As of	As of
	December 31, 2019	December 31, 2018
Deferred tax assets:
Net operating loss, capital loss and credits	$17	$19
Accruals and allowances	18	14
Stock-based compensation	1	2
Depreciation and amortization	2	2

Net deferred tax assets	38	37
Valuation allowance	(11)	(10)

	$27	$27

Deferred tax liabilities:
Acquisition-related intangibles	$1	$3

	1	3

	$26	$24

As of December 31, 2019, the Company’s federal, state and foreign net operating loss carryforwards for income tax purposes were approximately $3 million, $11 million, and $37 million, respectively. The federal and state net operating loss carryforwards are subject to various limitations under Section 382 of the Internal Revenue Code and applicable state tax laws. If not utilized, the federal and state net operating loss carryforwards will begin to expire in 2024 and 2026, respectively. The Company’s foreign net operating loss carryforwards will begin to expire in 2039. As of December 31, 2019, state tax credit carryforwards for income tax purposes were approximately $4 million. Most of the state tax credits carry forward indefinitely. Additionally, there are foreign credit carryforwards of $4 million. They begin to expire in 2039.

As of December 31, 2019 and 2018, the Company maintained a full valuation allowance on certain foreign subsidiaries in Spain with respect to the Company’s deferred tax assets relating primarily to operating losses that the Company believes are not more likely than not to be realized.

The Company completed its analysis of the impacts of U.S. tax reform in the fourth quarter of 2018. Accordingly, the Company has recognized the tax consequences of all foreign unremitted earnings and management has no specific plans to indefinitely reinvest the unremitted earnings of the Company’s foreign subsidiaries as of the balance sheet date. The Company has not provided for deferred taxes on outside basis differences in the Company’s investments in its foreign subsidiaries that are unrelated to unremitted earnings. These basis differences will be indefinitely reinvested. A determination of the unrecognized deferred taxes related to these other components of the Company’s outside basis difference is not practicable.

        StubHub

Notes to Combined Financial Statements

The following table reflects changes in unrecognized tax benefits for the years ended December 31, 2019 and 2018 (in millions):

	Years Ended
	December 31, 2019	December 31, 2018
Gross amounts of unrecognized tax benefits as of the beginning of the period	$40	$37
Increases related to prior period tax positions	—	1
Decreases related to prior period tax positions	(9)	(1)
Increases related to current period positions	2	3
Settlements	(6)	—

Gross amounts of unrecognized tax benefits as of the end of the period	$27	$40

If total unrecognized tax benefits were realized in a future period, it would result in a tax benefit of $21 million. The Company recognizes interest and/or penalties related to uncertain tax positions in income tax expense. In 2019, there was less than $1 million of tax expense for net interest; whereas, in 2018, $1 million was included in tax expense for interest. The amount of interest accrued as of December 31, 2019 was approximately $3 million. To date there have been no penalties charged in relation to the unrecognized tax benefits.

During the year ended December 31, 2019, the Company had an effective settlement of a tax audit that resulted in the recognition of previously unrecognized tax benefits that resulted in an $8 million benefit being recorded during the year ended December 31, 2019.

The Company is subject to both direct and indirect taxation in the U.S. and various states and foreign jurisdictions. The Company is under examination by certain tax authorities for the 2008 to 2018 tax years. The Company believes that adequate amounts have been reserved for any adjustments that may ultimately result from these or other examinations. The material jurisdictions where the Company is subject to potential examination by tax authorities for tax years after 2007 include, among others, the U.S. (Federal and California) and Spain.

Although the timing of the resolution and/or closure of audits is highly uncertain, it is reasonably possible that the balance of gross unrecognized tax benefits could significantly change in the next 12 months. Given the number of years remaining subject to examination and the number of matters being examined, the Company is unable to estimate the full range of possible adjustments to the balance of gross unrecognized tax benefits. It is reasonably possible that the gross amount of unrecognized tax benefits may be reduced within the next twelve months by less than $1 million.

On July 27, 2015, in Altera Corp. v. Commissioner, the U.S. Tax Court issued an opinion invalidating the regulations relating to the treatment of stock-based compensation expense in an intercompany cost-sharing arrangement. A final decision was issued by the Tax Court in December 2015. The IRS appealed the decision in June 2016. On July 24, 2018, the Ninth Circuit Federal Court issued a decision that was subsequently withdrawn and a reconstituted panel has conferred on the appeal. On June 7, 2019, the Ninth Circuit Federal Court upheld the cost-sharing regulations. On November 12, 2019, the Ninth Circuit issued an order denying Altera’s petition for rehearing en banc. Altera filed a petition for a writ of certiorari on February 10, 2020 asking the Supreme Court to review the Ninth Circuit Court of Appeals’ decision, but it has not been granted as of the date at which these financial statements are available to be issued. Due to the uncertainty surrounding the status of the current regulations, questions related to the scope of potential benefits or obligations, and the risk of the Tax Court’s

StubHub

Notes to Combined Financial Statements

decision being overturned upon appeal, the Company has not recorded any benefit or expense as of December 31, 2019. The Company will continue to monitor ongoing developments and potential impacts to the combined financial statements.

The following table reflects changes in the valuation allowance for the years ended December 31, 2019 and 2018, respectively (in millions):

Tax Valuation Allowance	Balance at Beginning Period	Charged / Credited to Net Income	Charged to Other Account	Charges Utilized / Write-offs	Balance at End of Period
Year Ended December 31, 2018	$8	$2	$—	$—	$10
Year Ended December 31, 2019	$10	$1	$—	$—	$11

14.	Restructuring

The following table summarizes restructuring reserve activity during 2018 and 2019 (in millions):

Employee Severance and Benefits
Accrued liability as of January 1, 2018	$—
Charges	17
Payments	(1)
Other adjustments	(13)

Accrued liability as of December 31, 2018	$3
Charges	11
Payments	(6)

Accrued liability as of December 31, 2019	$8

In June 2018, management approved a plan to implement a strategic reduction of the Company’s existing global workforce. The reduction was substantially completed in 2018. The Company incurred pre-tax restructuring charges of approximately $17 million. Other adjustments were primarily related to settlements of previous contractual commitments in 2018.

During the fourth quarter of 2019, management approved a plan to drive operational improvement that included a reduction of workforce. The Company incurred pre-tax restructuring charges of approximately $11 million, which was primarily related to employee severance and benefits.

15.	Subsequent events

On November 24, 2019, Parent entered into a stock purchase agreement (the “Purchase Agreement”) with PUG LLC, a Delaware limited liability company (“Purchaser”), and Pugnacious Endeavors, Inc., a Delaware corporation (“Purchaser Guarantor”), pursuant to which Purchaser will acquire the Company from Parent by means of a sale of all of the outstanding equity interests of the Company held by the Parent.

Pursuant to the Purchase Agreement, Purchaser will pay a purchase price of $4.05 billion in cash, subject to certain adjustments, including for indebtedness, cash, working capital and transaction expenses of the Company

StubHub

Notes to Combined Financial Statements

at the closing of the transaction. Purchaser Guarantor has agreed to guarantee the obligations of Purchaser under the Purchase Agreement.

On February 13, 2020, Parent completed the previously announced divestiture of the Company to Purchaser and the Company is now owned by Purchaser.

Pursuant to the Transition Services Agreement (“TSA”), Parent began providing transition services upon the effective date of February 13, 2020. The transition services have a minimum initial term ranging from 12 to 18 months and are provided for the sole purpose of supporting the operations of the Company after the divestiture. The transition services can also be extended by the Purchaser for a maximum of an additional 12 months.

The Company has evaluated through the period from the balance sheet date through the date that the financials were available for issuance, February 28, 2020, and determined that there have been no additional events that have occurred that would require adjustments to disclosures in the combined financial statements except for the transaction described above.

Through and including                , 2022 (the 25th day after the listing date of our Class A common stock), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by the Registrant in connection with this registration statement and the listing of the Registrant’s Class A common stock. All amounts shown are estimates except for the SEC registration fee and the exchange listing fee.

Amount Paid or to Be Paid
SEC registration fee	$	*
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Custodian, transfer agent and registrar fees and expenses		*
Other advisor fees		*
Miscellaneous expenses		*

TOTAL	$	*

*	To be provided by amendment

Item 14. Indemnification of Directors and Officers

As permitted by Section 102 of the Delaware General Corporation Law, we expect to adopt provisions in our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective in connection with the effectiveness of this registration statement, that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation will also authorize us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws will provide that:

•	we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•

we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our amended and restated bylaws are not exclusive.

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide for the indemnification provisions described above and elsewhere herein. We have entered or will enter into, and intend to continue to enter into, separate indemnification agreements with our directors and officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended (the “Securities Act”).

We have purchased and currently intend to maintain insurance on behalf of each and every person who is or was a director or officer of the registrant against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

Item 15. Recent Sales of Unregistered Securities

Set forth below is information regarding all securities issued by the Registrant without registration under the Securities Act since January 1, 2019. The Registrant believes that each of these transactions was exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2), Regulation D, Regulation S or Rule 701 of the Securities Act or as transactions not involving the sale of securities.

Plan Related Issuances

1.

Since January 1, 2019, we granted to our employees options to purchase an aggregate of 868,461 shares of our Class A common stock under our 2015 Stock Option Plan (the “2015 Plan”) at a weighted average exercise price of $50.32 per share.

2.

Since January 1, 2019, we issued and sold to our employees an aggregate of 1,149,045 shares of our Class A common stock upon the exercise of stock options under our 2015 Plan at a weighted-average exercise price of $30.24 and aggregate consideration of approximately $34.7 million.

3.

Since January 1, 2019, we granted to our employees, consultants and other service providers restricted stock units, representing an aggregate of 2,106,001 shares of our Class A common stock, under our 2012 Restricted Stock Unit Plan and 2022 Omnibus Incentive Plan.

Sales of Redeemable Preferred Stock

A.

On February 12, 2020, we issued and sold an aggregate of 300,000 shares of Series G redeemable preferred stock and 100,000 shares of Series H redeemable preferred stock at a purchase price of $1,000 per share to six accredited investors, for an aggregate purchase price of $400.0 million. We redeemed in full the Series G redeemable preferred stock in July 2021, of which $364.3 million was then outstanding, pursuant to the terms of the Series G Certificate of Designation. In February 2022, we paid an aggregate of $112.1 million and issued a total of 98,806 shares of Class A common stock in exchange for the repurchase and retirement of the 100,000 shares of Series H redeemable preferred stock then outstanding, pursuant to the terms of the Series H Certificate of Designation.

B.

On November 24, 2020, we issued and sold an aggregate of 50,000 shares of Series I redeemable preferred stock at a purchase price of $1,000 per share to one accredited investor, for an aggregate purchase price of $50.0 million.

C.

On March 8, 2021, we issued and sold an aggregate of 65,785 shares of Series J redeemable preferred stock at a purchase price of $1,000 per share to two accredited investors, for an aggregate purchase price of $65.79 million.

D.

On July 29, 2021, we issued and sold an aggregate of 365,000 shares of Series K redeemable preferred stock at a purchase price of $1,000 per share to one accredited investor, for an aggregate purchase price of $365.0 million.

Issuances of Class A Common Stock

E.	On April 11, 2019, we issued 554 shares of our Class A common stock pursuant to the exercise of an outstanding warrant, at an exercise price of $27.06 per share.

F.

On December 20, 2019 and March 13, 2020, we entered into purchase agreements with 55 accredited investors and issued and sold an aggregate of 26,473,195 shares of Class A common stock at a price per share of $72.73 for a total purchase price of $1.9 billion, which such shares were issued on February 13, 2020 and March 13, 2020, and includes the issuance of 13,749 to our founder in connection with the repayment of a convertible promissory note between us and our founder.

G.	On February 13, 2020, we issued $7.5 million in shares of our Class A common stock to a consultant, which amounted to 103,121 shares of Class A common stock.

H.	On June 19, 2020, we issued and sold an aggregate of 13,749 shares of our Class A common stock to 2 accredited investors at a price per share of $72.73 for a total purchase price of $1.0 million.

I.	On August 20, 2021, we issued 134,066 shares of our Class A common stock in connection with the exchange of 32,893 shares of Series J redeemable preferred stock.

J.	On October 18, 2021, we issued 85,894 shares of our Class A common stock in connection with the exchange of 20,000 shares of Series I redeemable preferred stock.

K.

On December 22, 2021, we issued and sold an aggregate of 395,226 shares of our Class A common stock to 2 accredited investors at a price per share of $253.02 for a total purchase price of $100.0 million.

L.	On April 7, 2022, we issued and sold a total of 7,905 shares of Class A common stock to an accredited investor at a price per share of $253.02, for a purchase price of $2.0 million.

M.

On May 18, 2022, we entered into a purchase agreement with 13 accredited investors, pursuant to which we issued and sold an aggregate of 4,665 shares of our Class A common stock at a price per share of $253.02 for a total purchase price of $1.18 million, which such shares were issued between May 2022 and June 16, 2022.

The offers, sales and issuances of the securities described in paragraphs 1 through 3 were deemed to be exempt from registration under Rule 701 promulgated under the Securities Act as transactions under compensatory benefit plans and contracts relating to compensation, or under Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving a public offering. The recipients of such securities were our directors, employees or bona fide consultants and received the securities under our equity incentive plans. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

The offers, sales and issuances of the securities described in paragraphs A through M were deemed to be exempt under Section 4(a)(2) of the Securities Act or Rule 506 of Regulation D under the Securities Act as a transaction by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act and had adequate access to information about us. No underwriters were involved in these transactions.

Item 16. Exhibits and Financial Statement Schedules

(a)     Exhibits

The exhibit index attached hereto is incorporated herein by reference.

(b)     Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)    To include any prospectus required by Section 10(a)(3) of the Securities Act.

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

(iii)    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

INDEX TO EXHIBITS

The following exhibits are filed as part of this registration statement.

Exhibit No.

3.1*	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective in connection with the effectiveness of the registration statement of which this prospectus forms a part.

3.3*	Bylaws of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be effective in connection with the effectiveness of the registration statement of which this prospectus forms a part.

4.1*	Reference is made to exhibits 3.1 through 3.4.

4.2*	Specimen Stock Certificate evidencing the shares of Class A common stock.

4.3*	Eighth Amended and Restated Investors’ Rights Agreement, dated as of December 20, 2019, by and among the Registrant and certain of its stockholders.

4.4*	Warrant to Purchase Common Stock, dated December 1, 2014, issued to Christopher Gordon.

5.1*	Opinion of Latham & Watkins LLP.

10.1*	Credit Agreement, dated February 13, 2020, by and between PUG, LLC, the Registrant, JPMorgan Chase Bank, N.A., and each L/C Issuer and lender from time to time party thereto.

10.2*	Incremental Facility Amendment No. 1, dated August 24, 2020, by and between PUG, LLC, the Registrant, JPMorgan Chase Bank, N.A., and each L/C Issuer and lender from time to time party thereto.

10.3*	Refinancing Amendment No. 2, dated July 26, 2021, by and between PUG, LLC, the Registrant, JPMorgan Chase Bank, N.A., and each L/C Issuer and lender from time to time party thereto.

10.4*	2012 Restricted Stock Unit Plan.†

10.5*	Form of Restricted Stock Unit Grant Notice and Agreement under 2012 Restricted Stock Unit Plan.†

10.6*	2015 Stock Option Plan.†

10.7*	Form of Stock Option Grant under 2015 Stock Option Plan.†

10.8*	2022 Omnibus Incentive Award Plan.†

10.9*	Form of Agreements under 2022 Omnibus Incentive Award Plan.†

10.10*	2022 Employee Stock Purchase Plan.†

21.1*	List of Subsidiaries of the Registrant.

23.1*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

23.2*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.3*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.4**	Consent of CoLab Group.

24.1*	Powers of Attorney (included in the signature pages to this registration statement).

107*	Filing Fee Table

*	To be filed by amendment.
**	Previously filed.
†	Indicates a management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, state of New York, on                 , 2022.

STUBHUB HOLDINGS, INC.

By:
Eric H. Baker
Chief Executive Officer

We, the undersigned directors and officers of the Registrant, hereby severally constitute and appoint Eric H. Baker and Greg Abovsky, and each of them singly, our true and lawful attorneys, with full power to them, and to each of them singly, to sign for us and in our names in the capacities indicated below, the registration statement on Form S-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Registrant, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of us might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Eric H. Baker	Chief Executive Officer and Director (Principal Executive Officer)	, 2022

Greg Abovsky	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2022